Macquarie Bank Group of Companies
Australia and Worldwide

Level 2
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

07028909

24 December 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SEC MAIL PROCESSING RECEIVED
DEC 2 7 2007
WASH. D.C. 185 SECTION

MACQUARIE

SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
JAN 0 7 2008
THOMSON
FINANCIAL

1/3/08

ABN 46 008 583 542

Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE
BANK

ASX Release

UNDERTAKING IN FAVOUR OF HOLDERS OF MACQUARIE INCOME SECURITIES COMES INTO EFFECT

2 November 2007 - Macquarie Bank Limited ("MBL") has previously announced that Macquarie Group Limited ("MGL") had executed an undertaking in favour of the holders of the Macquarie Income Securities ("MIS") that it will not pay dividends on its ordinary shares if distributions are not paid on the component securities of the MIS ("MIS Undertaking").

The MIS Undertaking was executed to reflect the proposed restructure that will result in MBL adopting a non-operating holding company structure with MGL becoming the new holding company and ultimate parent of separate banking and non-banking groups ("Restructure"). The MIS Undertaking is intended to supplement the existing provisions that prevent MBL from paying dividends on certain of its equity securities until distributions are paid on the MIS.

The MIS Undertaking was conditional upon the Restructure becoming binding on MBL and its shareholders. The Restructure became binding on MBL and its shareholders on 2 November 2007 and as a result the MIS Undertaking is now operative. A copy of the MIS Undertaking is attached.

Contacts:

Dennis Leong, Company Secretary	+612 8232 3333
Richard Nelson, Macquarie Bank Investor Relations	+612 8232 5008

MALLESONS STEPHEN JAQUES

MGL MIS Deed Poll

in relation to Macquarie Income Securities issued by Macquarie Finance Limited and Macquarie Bank Limited and quoted on ASX

Dated 25 October 2007

Macquarie Group Limited (ACN 122 169 279) ("**MGL**")

Mallesons Stephen Jaques
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 SYDNEY
www.mallesons com

Details

By	Name	**Macquarie Group Limited**
	ACN	122 169 279
	Address	Level 7 No. 1 Martin Place Sydney NSW 2001
In favour of	Persons who are Holders for the purpose of the Amended and Restated Macquarie Income Securities Trust Deed dated 14 October 1999 between Macquarie Finance Limited, Trust Company of Australia Limited, Macquarie Bank Limited and Deutsche Securities Australia Limited ("**MIS Trust Deed**") and the related Macquarie Bank Limited Preference Shares Terms of Issue ("**MIS Preference Share Terms**").	
Recitals	A	Macquarie Bank Limited ("**MBL**" or the "**Company**") intends to implement a restructure pursuant to which MGL will become the listed non-operating holding company and ultimate parent of two separate groups: • a banking group, in which the banking entities will be held, including MBL; and • a non-banking group, in which the non-banking entities will be held. MGL will be listed on the stock market operated by ASX Limited ("**ASX**").
	B	The restructure will be implemented by Court approved schemes of arrangement with holders of ordinary shares in MBL ("**Share Scheme**") and holders of options over unissued MBL ordinary shares ("**Option Scheme**").

C The Macquarie Income Securities ("MIS") are stapled securities comprising:

- an interest in a note, being a direct unsecured debt obligation of Macquarie Finance Limited ("MFL" or the "Issuer") issued to a Trustee on behalf of the holders of the MIS ("MFL Note"); and
- a fully paid preference share in MBL ("MIS Preference Share").

The MIS are quoted on ASX as securities of both MBL and MFL.

D A dividend stopper that prevents MBL from paying dividends if interest payments are not paid on the MFL Notes is contained in clause 5.9 of the Conditions of Notes ("MFL Note Conditions") which form Schedule 1 to the MIS Trust Deed.

E A dividend stopper that prevents MBL from paying dividends if dividends are not paid on the MIS Preference Shares is contained in clause 3.3(c) of the MIS Preference Share Terms. This dividend stopper is not currently operative as the MIS Preference Shares are not currently dividend paying.

F MGL undertakes in this Deed (in the form set out in this Deed) in favour of the Holders of the MIS that it will not pay dividends on its ordinary shares if interest is not paid on the MFL Notes or, if the MIS Preference Shares become dividend paying, dividends are not paid on the MIS Preference Shares.

Governing law	New South Wales
Date of deed	See signing page

General terms

1 Interest Payments on the MFL Notes

1.1 Undertaking in relation to Interest Payments

MGL undertakes for the benefit of Holders that if the Issuer fails to pay in full an Interest Payment within 20 Business Days of the relevant Interest Payment Date, MGL will not declare or pay a dividend on MGL's ordinary shares unless and until the Issuer has either:

(a) paid four consecutive Interest Payments in full on the Note; or

(b) paid in full an Optional Interest Payment on the Note,

or the Holders otherwise agree.

1.2 General

(a) For the avoidance of doubt, clause 1.1 supplements, but does not amend or add to, clause 5.9 of the MFL Note Conditions.

(b) The MFL Note Conditions and the MIS Trust Deed continue in full force and effect in accordance with their terms.

(c) Capitalised terms in clause 1.1 not otherwise defined in this deed have the meaning given to that term in the MFL Note Conditions and the MIS Trust Deed.

2 Dividends on the Preference Shares

2.1 Undertaking in relation to Dividends

MGL undertakes for the benefit of Holders that if the MIS Preference Shares become dividend paying in accordance with their terms and the Company fails to pay in full a Semi-annual Dividend within 20 Business Days of the relevant Payment Date, MGL will not declare or pay a dividend on MGL's ordinary shares unless and until the Company has either:

(a) paid two consecutive Semi-annual Dividends in full on the Preference Shares;

(b) paid an Optional Dividend to the Holders; or

(c) the Holders otherwise agree (as a variation to the Terms).

2.2 General

(a) For the avoidance of doubt, clause 2.1 supplements, but does not amend, clause 3.3(c) of the MIS Preference Share Terms.

(b) The MIS Preference Share Terms continue in full force and effect in accordance with their terms.

(c) Capitalised terms in clause 2.1 not otherwise defined in this deed have the meaning given to that term in the MIS Preference Share Terms.

3 Condition precedent

The undertakings in clauses 1 and 2 are conditional upon the Share Scheme and the Option Scheme coming into effect. Each undertaking will only come into force if and when both the Share Scheme and the Option Scheme come into effect.

4 Amendment

MGL is entitled without any authority or assent on the part of the Holders or the Trustee to amend or add to this deed if such amendment or addition in the opinion of MGL:

(a) is of a formal, minor or technical nature;

(b) is made to correct a manifest error; or

(c) is not likely (taken as a whole and in conjunction with all other amendments or additions, if any, to be made contemporaneously with the amendment of addition) to be materially prejudicial to the interests of the Holders.

5 Governing law

This deed poll is governed by the law in force in New South Wales, Australia.

MGL irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales, Australia and courts of appeal from them. MGL waives any right it has to object to an action being brought in those courts including, without limitation, by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction.

EXECUTED as a deed poll

Signing Page

THE COMMON SEAL of MACQUARIE GROUP LIMITED was hereunto affixed in accordance with the company's constitution:)

17/07

MACQUARIE GROUP LIMITED ACN 122 169 279 Common Seal

Signature of authorised person	Signature of authorised person
COMPANY SECRETARY	MANAGING DIRECTOR
Office held	Office held
Dennis Leong	ALLAN MOSS
Name of authorised person (block letters)	Name of authorised person (block letters)

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

ASX Release

MBL LODGES COURT ORDER APPROVING MACQUARIE GROUP RESTRUCTURE WITH ASIC - LAST DAY OF TRADING OF MBL SHARES

2 November 2007 - Macquarie Bank Limited ("MBL") has today lodged the order of the Federal Court of Australia approving the restructure of MBL with the Australian Securities and Investments Commission, giving effect to the court order.

Today is the last day of trading of MBL ordinary shares. Deferred settlement trading of Macquarie Group Limited ordinary shares will commence on 5 November 2007.

Contacts:

Dennis Leong, Company Secretary	+612 8232 3333
Richard Nelson, Macquarie Bank Investor Relations	+612 8232 5008

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited
ABN	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss AO
Date of appointment	5 November 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
• 81,379 Macquarie Bank Limited fully paid ordinary shares – of which 68,208 shares are held via the MBSSAP; • 25,000 Macquarie Global Infrastructure Trust - $1 units; • 500,000 Macquarie Communications Infrastructure Group stapled securities; • 162,000 Macquarie Infrastructure Group stapled securities; • 100,000 Macquarie Technology Fund – 1A units; • 11,429 Macquarie Office Trust units; • 48,108.06 Macquarie Newton Australian Absolute Return Fund units; • 10,000 Macquarie Leisure Trust units; • 713,078 Macquarie Airports stapled securities; and • 51,250 Macquarie Private Equity trust units.

As a result of the restructure of Macquarie Bank Limited, to be effective on 13 November 2007, each Macquarie Bank Limited fully paid ordinary share and each option over unissued Macquarie Bank Limited fully paid ordinary shares will convert to be fully paid ordinary shares and options over unissued fully paid ordinary shares (on a one for one basis) in Macquarie Group Limited ("MQG").

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
• Securities held by a personal superannuation fund administered by Perpetual Trustees of which Allan Moss is a beneficiary;	• 6,334 Macquarie Office Trust units; • 10,000 Macquarie CountryWide Trust units;
• Securities held by Koda Pty Limited, the trustee of a trust of which Allan Moss is a beneficiary;	• 6,922 Macquarie Bank Limited fully paid ordinary shares;
• Securities held by Febonno Pty Limited, the trustee of a trust of which Allan Moss is a beneficiary;	• 315,935 Macquarie Bank Limited fully paid ordinary shares;
• Securities held by Blueflag Holdings Pty Limited, a trustee of a trust of which Allan Moss is a beneficiary; and	• 250,000 Macquarie Capital Alliance Group staples securities;
• Securities held by Bond Street Custodians Limited on trust for Blueflag Holdings Pty Limited, a trustee of a trust of which Allan Moss is a beneficiary.	• 165,600 Macquarie Bank Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $32.26 per option expiring on 23 August 2009; • 180,000 Macquarie Bank Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $63.34 per option expiring on 1 August 2010; • 165,400 Macquarie Bank Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $61.79 per option expiring on 1 August 2011; and • 159,400 Macquarie Bank Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $71.41 per option expiring on 15 August 2012.

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

5 November 2007

Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

5 November 2007

Company Announcements
The Australian Securities Exchange Limited

Section 259C Exemption Notice – MBL/MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Bank Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 2 November 2007, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.0361%; and

(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 2 November 2007, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.0215%; and

(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited
ABN	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H Kevin McCann AM
Date of appointment	5 November 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
• 11,359 Macquarie Bank Limited fully paid ordinary shares – of which 5,916 shares are held via the NEDSAP.

As a result of the restructure of Macquarie Bank Limited, to be effective on 13 November 2007, each Macquarie Bank Limited fully paid ordinary share and each option over unissued Macquarie Bank Limited fully paid ordinary shares will convert to be fully paid ordinary shares and options over unissued fully paid ordinary shares (on a one for one basis) in Macquarie Group Limited ("MQG").

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
• Securities held by H J McCann Investments Pty Limited as trustee for the HK McCann Superannuation Fund of which H K McCann is a beneficiary; and	• 50,819 Macquarie Communications Infrastructure Group - $2 stapled securities; • 12,500 Macquarie Capital Alliance Group staples securities; • 112,415 Macquarie CountryWide Trust units; and
• Securities held by D M McCann (wife of HK McCann).	• 103,000 Macquarie Martin Place Trust Units - $1 units.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

7 November 2007

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited
ABN	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent AO
Date of appointment	5 November 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
• 8,143 Macquarie Bank Limited fully paid ordinary shares – of which 5,340 are held via the NEDSAP; and • 27,334 Macquarie Airports stapled securities.

As a result of the restructure of Macquarie Bank Limited, to be effective on 13 November 2007, each Macquarie Bank Limited fully paid ordinary share and each option over unissued Macquarie Bank Limited fully paid ordinary shares will convert to be fully paid ordinary shares and options over unissued fully paid ordinary shares (on a one for one basis) in Macquarie Group Limited ("MQG").

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
• Securities held by HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund of which Helen Nugent is a beneficiary.	• 4,300 Macquarie Bank Limited fully paid ordinary shares.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

7 November 2007

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited
ABN	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Laurence G Cox AO
Date of appointment	5 November 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
• 89,598 Macquarie Bank Limited fully paid ordinary shares – of which 35,398 shares are held via the NEDSAP.

As a result of the restructure of Macquarie Bank Limited, to be effective on 13 November 2007, each Macquarie Bank Limited fully paid ordinary share and each option over unissued Macquarie Bank Limited fully paid ordinary shares will convert to be fully paid ordinary shares and options over unissued fully paid ordinary shares (on a one for one basis) in Macquarie Group Limited ("MQG").

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
• Securities held by MF Custodians Limited as nominee for LGC Superannuation Pty Limited as trustee for the LGC Superannuation Fund of which Laurence Cox is a beneficiary;	• 146,692 Macquarie Bank Limited fully paid ordinary shares; and • 189,236 Macquarie Airport stapled securities.
• Securities held by MF Custodians Limited as nominee for Laurence Cox;	• 33,522 Macquarie Bank Limited fully paid ordinary shares.
• Securities held by MF Custodians Limited as custodian for Tidescan Pty Limited, a company in which Laurence Cox has a relevant interest.	• 605,800 High Yield Infrastructure Debt Trust units.
• Securities held by Bond Street Custodians on trust for Laurence Cox.	• 8,400 Macquarie Bank Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $32.75 per option expiring on 9 August 2009; • 5,620 Macquarie Bank Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $63.34 per option expiring on 1 August 2010; • 9,245 Macquarie Bank Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $61.79 per option expiring on 1 August 2011; and • 9,000 Macquarie Bank Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $71.41 per option expiring on 15 August 2012.

Part 3 – Director's interests in contracts

+ See chapter 19 for defined terms.

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

7 November 2007

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited
ABN	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of appointment	5 November 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
• 2,309 Macquarie Bank Limited fully paid ordinary shares – held via the NEDSAP.

As a result of the restructure of Macquarie Bank Limited, to be effective on 13 November 2007, each Macquarie Bank Limited fully paid ordinary share and each option over unissued Macquarie Bank Limited fully paid ordinary shares will convert to be fully paid ordinary shares and options over unissued fully paid ordinary shares (on a one for one basis) in Macquarie Group Limited ("MQG").

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
• Securities held by Carmel and John Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland; and	• 2,800 Macquarie Bank Limited fully paid ordinary shares; • 50,875 Macquarie Office Trust units; • 58,000 Macquarie Capital Alliance Group stapled securities; • 7,500 Macquarie Airports stapled securities;
• Securities held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No. 2), of which John Niland is a joint beneficiary with Carmel Niland.	• 2,850 Macquarie Bank Limited fully paid ordinary shares; and • 20,291 Macquarie Infrastructure Group stapled securities.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

12 November 2007

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited
ABN	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of appointment	5 November 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
• 381,213 Macquarie Bank Limited fully paid ordinary shares.

As a result of the restructure of Macquarie Bank Limited, to be effective on 13 November 2007, each Macquarie Bank Limited fully paid ordinary share and each option over unissued Macquarie Bank Limited fully paid ordinary shares will convert to be fully paid ordinary shares and options over unissued fully paid ordinary shares (on a one for one basis) in Macquarie Group Limited ("MQG").

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
• Securities held by Bond Street Custodians Limited as custodian of Divco 1 Pty Limited, a company controlled by a trust of which David Clarke is a beneficiary; and	• 391,617.10 Macquarie Balanced Growth Fund units.
• Securities held in the name of Karii Pty Limited, a company in which David Clarke has a relevant interest.	• 323,150 Macquarie Bank Limited fully paid ordinary shares; and • 5,000 Macquarie Office Trust units.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Karii Pty Limited entered into a Zero Cost Collar transaction with Macquarie Bank Limited ("MBL") in respect of 213,517 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 15 June 2005 for the period to 14 June 2010 in respect of those shares. David Clarke and Karii Pty Limited each entered into a Zero Cost Collar transaction with MBL in respect of 153,296 and 100,784 respectively, fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below nominated levels and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares.

+ See chapter 19 for defined terms.

	David Clarke entered into a Zero Cost Collar transaction with MBL in respect of 107,083 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below nominated levels and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 12 June 2008, in respect of those shares. David Clarke entered into a Zero Cost Collar transaction with MBL in respect of 25,196 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below nominated levels, and disposing of the benefit of any share price movements above a nominated level over the 5 year period from 19 August 2004 to 18 August 2009, in respect of those shares.
Nature of interest	Direct and Indirect
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

13 November 2007

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

12 November 2007

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE BANK

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 30 September 2007, there has been no change in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, as at 31 October 2007 the number of issued fully paid ordinary $1.00 shares was 271,086,657.

During the period 1 October to 31 October 2007 (inclusive), the following new options have been issued:

- 5,200 options exercisable at $71.41 each and expiring on 8 October 2012 (MBL0386);
- 74,000 options exercisable at $86.34 each and expiring on 8 October 2012 (MBL0387); and
- 84,000 options exercisable at $82.37 each and expiring 22 October 2012 (MBL0388).

Also, in the notification to ASX on 11 September 2007 of the positions as at 31 August 2007 it was stated that the following new options had been issued:

- 10,450,024 options exercisable at $71.41 each and expiring on 15 August 2012 (MBL0379).

In fact, the following new options were issued:

- 10,446,024 options exercisable at $71.41 each and expiring on 15 August 2012 (MBL0379).

During the period 1 October 2007 to 31 October 2007 (inclusive), the following options have lapsed unexercised:

- 1,668 options exercisable at $34.60 each and expiring on 12 December 2008 (MBL0243);
- 9,636 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 1,668 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272);
- 28,845 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 42,004 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339);
- 4,000 options exercisable at $65.96 each and expiring on 22 September 2011 (MBL0347);
- 11,000 options exercisable at $94.48 each and expiring on 22 May 2012 (MBL0372);
- 4,000 options exercisable at $87.77 each and expiring on 8 June 2012 (MBL0374);
- 4,000 options exercisable at $90.83 each and expiring on 23 July 2012 (MBL0377); and
- 20,775 options exercisable at $71.41 each and expiring on 15 August 2012 (MBL0379); and
- 11,000 options exercisable at $76.69 each and expiring on 24 September 2012 (MBL0385).

The number of options on issue at 31 October 2007 was 40,137,855 all exercisable into one share per option.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Listing of Macquarie Bank Limited Options

As at 31 October 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0142	17,934	$30.51	24/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0166	1,668	$21.23	13/03/2008
MBL0169	4,168	$25.23	24/03/2008
MBL0173	1,668	$25.94	23/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0178	1,668	$24.40	08/05/2008
MBL0183	3,334	$24.22	23/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0190	1,668	$24.49	27/07/2008
MBL0196	1,668	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0202	1,865,175	$28.74	28/08/2008
MBL0203	1,668	$29.46	16/09/2008
MBL0204	1,668	$29.46	15/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	213,615	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	4,004	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	1,668	$29.11	09/10/2008
MBL0216	10,834	$30.26	12/10/2008
MBL0218	1,668	$32.82	21/10/2008
MBL0219	1,668	$31.39	22/10/2008
MBL0220	1,668	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	8,334	$28.74	30/10/2008
MBL0223	1,668	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	2,750	$31.18	31/10/2008
MBL0226	1,668	$34.49	06/11/2008
MBL0228	4,168	$29.00	05/11/2008
MBL0229	4,168	$34.49	09/11/2008
MBL0231	1,668	$31.74	07/11/2008
MBL0233	4,168	$34.44	14/11/2008
MBL0234	4,168	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0237	5,000	$34.40	18/11/2008

Listing of Macquarie Bank Limited Options

As at 31 October 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0241	1,668	$21.66	11/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0247	4,168	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009
MBL0249	4,168	$33.95	22/01/2009
MBL0252	3,336	$33.45	09/02/2009
MBL0253	5,002	$33.45	09/02/2009
MBL0254	9,170	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	21,670	$33.76	08/03/2009
MBL0257	10,002	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	23,336	$36.71	08/04/2009
MBL0261	17,504	$35.54	22/04/2009
MBL0262	26,700	$34.66	10/05/2009
MBL0263	20,004	$33.00	24/05/2009
MBL0264	8,334	$33.84	08/06/2009
MBL0265	19,170	$34.27	22/06/2009
MBL0266	23,336	$33.58	08/07/2009
MBL0267	820,302	$33.11	22/07/2009
MBL0268	1,734,437	$32.75	09/08/2009
MBL0269	1,419,095	$32.26	23/08/2009
MBL0270	1,668	$30.67	23/08/2009
MBL0271	483,719	$34.60	08/09/2009
MBL0272	96,942	$35.28	22/09/2009
MBL0273	136,412	$36.99	08/10/2009
MBL0274	47,500	$39.64	22/10/2009
MBL0275	57,889	$40.81	08/11/2009
MBL0276	68,870	$32.75	08/11/2009
MBL0277	11,667	$33.11	08/11/2009
MBL0278	33,853	$41.72	22/11/2009
MBL0279	92,238	$32.75	22/11/2009
MBL0280	40,400	$44.88	08/12/2009
MBL0281	4,900	$34.60	08/12/2009
MBL0282	13,334	$32.75	08/12/2009
MBL0283	35,834	$45.15	22/12/2009
MBL0284	8,334	$46.97	10/01/2010
MBL0285	18,334	$47.28	10/01/2010
MBL0286	5,000	$48.68	24/01/2010
MBL0287	1,333	$48.61	24/01/2010

Listing of Macquarie Bank Limited Options

As at 31 October 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0288	56,668	$49.31	08/02/2010
MBL0289	14,168	$49.47	08/02/2010
MBL0291	63,118	$49.16	22/02/2010
MBL0292	24,168	$49.51	08/03/2010
MBL0293	26,668	$49.57	22/03/2010
MBL0294	50,002	$47.82	08/04/2010
MBL0295	43,335	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	30,834	$45.89	09/05/2010
MBL0298	20,002	$49.18	23/05/2010
MBL0300	46,274	$54.24	08/06/2010
MBL0301	33,334	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010
MBL0303	75,892	$60.41	08/07/2010
MBL0304	32,500	$63.42	22/07/2010
MBL0305	7,780,522	$63.34	01/08/2010
MBL0306	23,332	$62.13	08/08/2010
MBL0307	31,750	$63.34	08/08/2010
MBL0308	61,666	$63.33	22/08/2010
MBL0309	79,166	$65.72	08/09/2010
MBL0310	9,327	$63.34	08/09/2010
MBL0312	2,501	$35.28	22/09/2009
MBL0313	30,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	3,334	$44.94	08/12/2009
MBL0316	13,000	$63.34	10/10/2010
MBL0317	65,500	$70.56	10/10/2010
MBL0318	44,000	$64.16	24/10/2010
MBL0319	54,000	$66.92	08/11/2010
MBL0320	57,500	$70.60	22/11/2010
MBL0321	69,500	$68.24	08/12/2010
MBL0322	25,000	$68.36	22/12/2010
MBL0323	28,500	$67.85	09/01/2011
MBL0324	42,000	$70.47	23/01/2011
MBL0325	82,000	$63.09	08/02/2011
MBL0327	25,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	27,000	$61.91	22/03/2011
MBL0330	72,900	$68.01	10/04/2011
MBL0331	35,000	$68.83	24/04/2011
MBL0332	2,500	$32.75	09/08/2009

Listing of Macquarie Bank Limited Options

As at 31 October 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0333	87,000	$70.21	08/05/2011
MBL0334	19,000	$66.83	22/05/2011
MBL0335	28,000	$65.12	08/06/2011
MBL0336	75,000	$65.95	22/06/2011
MBL0337	21,310	$68.03	10/07/2011
MBL0338	38,000	$62.75	22/07/2011
MBL0339	9,761,274	$61.79	01/08/2011
MBL0340	26,500	$61.79	08/08/2011
MBL0341	74,400	$60.99	08/08/2011
MBL0342	18,670	$61.79	22/08/2011
MBL0343	88,000	$61.03	22/08/2011
MBL0344	4,000	$61.79	08/09/2011
MBL0345	190,000	$64.43	08/09/2011
MBL0346	2,000	$61.79	22/09/2011
MBL0347	35,000	$65.96	22/09/2011
MBL0348	5,925	$61.79	09/10/2011
MBL0349	112,000	$69.47	09/10/2011
MBL0350	4,000	$64.43	09/10/2011
MBL0351	11,000	$64.43	23/10/2011
MBL0352	38,000	$72.17	23/10/2011
MBL0353	69,000	$73.31	08/11/2011
MBL0354	35,390	$73.31	20/11/2011
MBL0355	20,000	$74.11	22/11/2011
MBL0356	34,000	$71.92	08/12/2011
MBL0357	57,200	$75.57	22/12/2011
MBL0358	68,000	$78.24	08/01/2012
MBL0359	76,000	$79.33	22/01/2012
MBL0360	51,000	$82.57	08/02/2012
MBL0361	12,000	$83.55	22/02/2012
MBL0362	35,000	$80.01	08/03/2012
MBL0363	87,000	$80.04	22/03/2012
MBL0364	4,000	$60.99	22/03/2012
MBL0365	12,500	$47.82	23/05/2010
MBL0366	75,000	$85.30	10/04/2012
MBL0367	280,179	$87.73	23/04/2012
MBL0368	5,000	$60.41	08/07/2010
MBL0369	5,000	$63.42	22/07/2010
MBL0370	4,000	$70.60	22/11/2010
MBL0371	117,000	$89.76	08/05/2012
MBL0372	109,000	$94.48	22/05/2012
MBL0373	4,000	$80.04	08/06/2012

Listing of Macquarie Bank Limited Options

As at 31 October 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0374	64,600	$87.77	08/06/2012
MBL0375	42,000	$91.30	22/06/2012
MBL0376	106,000	$87.18	09/07/2012
MBL0377	80,000	$90.83	23/07/2012
MBL0378	57,000	$73.86	08/08/2012
MBL0379	10,387,764	$71.41	15/08/2012
MBL0380	61,275	$71.41	22/08/2012
MBL0381	71,000	$68.06	22/08/2012
MBL0382	102,990	$71.41	10/09/2012
MBL0383	163,000	$71.49	10/09/2012
MBL0384	1,750	$71.41	24/09/2012
MBL0385	126,200	$76.69	24/09/2012
MBL0386	5,200	$71.41	08/10/2012
MBL0387	74,000	$86.34	08/10/2012
MBL0388	84,000	$82.37	22/10/2012
	40,137,855		

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	6 November 2007 but 13 April 2007 re ConnectEast Group stapled units ("CEU").

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	• 30 May 2007; and • 1 November 2007.
No. of securities held prior to change	146,707 CEU stapled units.
Class	CEU stapled units.
Number acquired	• 3,236 CEU stapled units allotted on 30 May 2007; and • 3,075 CEU stapled units allotted on 1 November 2007.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $1.4734 per CEU stapled unit allotted on 30 May 2007; • $1.5850 per CEU stapled unit allotted on 1 November 2007.
No. of securities held after change	153,018 CEU stapled units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stapled units allotted pursuant to the Distribution Reinvestment Plan.

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk14112007.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

14 November 2007

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	6 November 2007 but 13 April 2007 re ConnectEast Group stapled units ("CEU").

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	• 30 May 2007; and • 1 November 2007.
No. of securities held prior to change	146,707 CEU stapled units.
Class	CEU stapled units.
Number acquired	• 3,236 CEU stapled units allotted on 30 May 2007; and • 3,075 CEU stapled units allotted on 1 November 2007.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $1.4734 per CEU stapled unit allotted on 30 May 2007; • $1.5850 per CEU stapled unit allotted on 1 November 2007.
No. of securities held after change	153,018 CEU stapled units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stapled units allotted pursuant to the Distribution Reinvestment Plan.

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk14112007.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

14 November 2007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,689
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,166 @ $35.28 523 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4,689 on 14/11/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	271,091,346	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	40,116,165	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full*	

+ See chapter 19 for defined terms.

	through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Assistant Company Secretary) Date: 14 November 2007

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

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Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE

ASX Release

RESTRUCTURE APPOINTMENT CONFIRMATION

SYDNEY, 14 November 2007 – Macquarie Group Limited (ASX: MQG) and Macquarie Bank Limited note that, as previously advised, Richard Sheppard yesterday officially became Managing Director and Chief Executive Officer of the Macquarie Group's licensed Australian bank, Macquarie Bank Limited, as the group restructure became effective.

Under the restructure, which was approved by shareholders on 25 October 2007, Macquarie Group Limited has become a non-operating holding company owning separate banking and non-banking groups.

Allan Moss is Managing Director and CEO of Macquarie Group Limited but in accordance with APRA prudential requirements, has ceased to be the Managing Director and Chief Executive Officer of the banking business, as previously advised.

The Board and Executive Committee memberships of Macquarie Group Limited are the same as those of Macquarie Bank Limited before the restructure.

David Clarke remains Chairman of Macquarie Bank Limited and becomes Chairman of Macquarie Group Limited.

Contacts:

Paula Hannaford, Macquarie Group Corporate Communications	+612 8232 4102
Richard Nelson, Macquarie Group Investor Relations	+612 8232 5008

Macquarie Group Limited
ABN 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE

ASX Release

MQG CONFIRMS IMPLEMENTATION OF SHARE SCHEME

SYDNEY, 14 November 2007 - *Macquarie Group Limited* ("MQG") would like to advise that the scheme of arrangement between Macquarie Bank Limited ("MBL") and its ordinary shareholders ("Share Scheme") was implemented yesterday.

As a result of implementation of the Share Scheme, the shareholders of MBL as at 7.00pm on 12 November 2007 (other than ineligible foreign shareholders) have been issued MQG shares on a one-for-one basis.

Distribution schedule
The distribution schedule of MQG shares as at 13 November 2007 in the form contained in paragraph 48 of Appendix 1A of the ASX Listing Rules is attached.

List of top 20 shareholders
The list of top 20 shareholders of MQG as at 13 November 2007 is attached.

Number of holders of a parcel of securities with a value of more than $2,000
The number of holders of a parcel of securities with a value of more than $2,000 based on the price of $79.00 per share is 106,200.

Contacts:

Dennis Leong, Company Secretary	+612 8232 3333
Richard Nelson, Macquarie Group Investor Relations	+612 8232 5008

CRS/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** Range Of Units Summary *** (RSP510:18.47:131107)
MACQUARIE GROUP LIMITED/MQG RUN NUMBER 0005 13/11/2007 PAGE : 1

	1 to 1000	1001 to 5000	5001 to 10000	10001 to 100000	100001 to (MAX)	* TOTAL *
*G1/ISSUED CAPITAL						
Holders						
Issuer	12919	1661	200	171	24	14975
Chess	82086	12296	1106	910	119	96517
Total	95005	13957	1306	1081	143	111492
Units						
Issuer	3187869	3262259	1438789	4244181	9102675	21235773
Chess	25300121	24602369	7757463	23446501	168744430	249850884
Total	28487990	27864628	9196252	27690682	177847105	271086657

TOTAL HOLDERS FOR CLASSES SELECTED 111492

TOTAL UNITS " " " 271086657

********** NUMBER OF PAGES WRITTEN = 1 *********** END OF REPORT *************** NUMBER OF LINES WRITTEN = 16 ****

CLASS GROUP: *G1/ISSUED CAPITAL

HOLDER NO	NAME	UNITS	% I/C	RANK
	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	44,696,434	16.49	1
	J P MORGAN NOMINEES AUSTRALIA LIMITED	30,930,066	11.41	2
	NATIONAL NOMINEES LIMITED	21,608,799	7.97	3
	ANZ NOMINEES LIMITED <CASH INCOME A/C>	11,568,197	4.27	4
	CITICORP NOMINEES PTY LIMITED	7,777,815	2.87	5
	COGENT NOMINEES PTY LIMITED	4,380,864	1.62	6
	QUEENSLAND INVESTMENT CORPORATION	4,153,932	1.53	7
	ARGO INVESTMENTS LIMITED	3,780,360	1.39	8
	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C>	3,603,746	1.33	9
	UBS NOMINEES PTY LTD	3,436,972	1.27	10
	AMP LIFE LIMITED	2,275,354	0.84	11
	WARBONT NOMINEES PTY LTD <UNPAID ENTREPOT A/C>	1,839,709	0.68	12
	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2	1,589,212	0.59	13
	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	1,574,796	0.58	14
	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECA	1,434,724	0.53	15
	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD	1,388,310	0.51	16
	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C>	1,063,477	0.39	17
	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	1,027,254	0.38	18
	SUNCORP CUSTODIAN SERVICES PTY LIMITED	958,506	0.35	19

CLASS GROUP: *G1/ISSUED CAPITAL

HOLDER NO	NAME	UNITS	% I/C	RANK
	<AET>			
	CITICORP NOMINEES PTY LIMITED <CFS WSLE GEARED SHR FND A/C>	924,578	0.34	20
	*** REPORT TOTAL ***	150,013,105	55.34	
	*** REMAINDER ***	121,073,552	44.66	
	*** GRAND TOTAL ***	271,086,657	100.00	

TOTAL CURRENT HOLDERS MEETING CRITERIA FOR THIS REPORT: 111492

********** NUMBER OF PAGES WRITTEN = 2 *********** END OF REPORT *************** NUMBER OF LINES WRITTEN = 52 ****

Macquarie Group Limited

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE

MACQUARIE GROUP COMPLETES LOAN SYNDICATION

FACILITY UPSIZED TO $A9 BLN DUE TO OVERSUBSCRIPTIONS

SYDNEY, 14 November 2007 – Macquarie Group Limited advises that the syndication of its Syndicated Loan Facility ("Facility") has been successfully closed and signed. As a result of oversubscriptions, the Facility was upsized from $A8 billion to $A9 billion, with 44 banks joining the syndicate.

Macquarie Group Managing Director and Chief Executive Officer Allan Moss said the group was very pleased with the result of the syndication.

"That this large facility was oversubscribed by such a distinguished group of Australian and international banks and investment banks reflects Macquarie's strong standing as a global financial institution," Mr Moss said

The Facility is to be used to help finance the previously announced restructure of the Macquarie Group under which Macquarie Group Limited (ASX code MQG) is the ultimate listed parent entity of the Macquarie group.

The Facility comprises $A5 billion Term facilities and $A2.4 billion Revolving facilities pro rated across three, four and five year tenors, with an $A1.6 billion 364 Day Standby Facility. Initial drawdown under the Facility is expected to occur during the week beginning 19 November.

The Mandated Lead Arrangers and Underwriters for the Facility are ABN AMRO Bank N.V., Australia Branch, Australia and New Zealand Banking Group Limited, Barclays Bank plc, Commonwealth Bank of Australia, Dresdner Bank AG, London Branch, The Hongkong and Shanghai Banking Corporation Limited, JP Morgan Chase Bank, N.A, National Australia Bank Limited, Merrill Lynch Commercial Finance Corporation, The Royal Bank of Scotland plc and Westpac Banking Corporation

Contacts:

Paula Hannaford, Macquarie Group Corporate Communications	+612 8232 4102
Richard Nelson, Macquarie Group Investor Relations	+612 8232 5008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,001
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	11,668 @ $28.74 13,333 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25,001 on 15/11/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	271,116,347	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	40,091,164	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full*	

+ See chapter 19 for defined terms.

	through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Assistant Company Secretary) Date: 15 November 2007

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE

ASX/Media Release

MACQUARIE GROUP RATINGS CONFIRMED

SYDNEY, 16 November 2007 – Following the implementation of the Macquarie Group restructure, the rating agencies have released definitive ratings for entities within the restructured Macquarie Group. These are unchanged from the previously advised provisional ratings.

Following the restructure, the two primary external funding vehicles are Macquarie Group Limited and Macquarie Bank Limited.

Macquarie Bank will be rated A1/Positive/P-1 by Moody's Investors Service, A/Stable/A-1 by Standard & Poor's and A+ /Stable/F-1 by Fitch Ratings.

Moody's noted that the Bank's positive outlook reflected the improvement in the bank's funding profile as a result of the restructuring, as well as the anticipated decrease in its exposure to some large credit concentrations.

Macquarie Group Limited will be rated A2/Stable/P-1 by Moody's Investors Service, A-/Stable/A-2 by Standard & Poor's and A/Stable/F-1 by Fitch Ratings

As previously advised, there will be no increase in the net debt of the Macquarie Group as a result of the restructure.

All existing borrowings in the name of Macquarie Bank Limited will be unaffected by the proposed restructure and will continue to remain outstanding in the name of Macquarie Bank Limited.

Contacts:

Richard Nelson, Macquarie Group Investor Relations	+612 8232 5008
Paula Hannaford, Macquarie Group Corporate Communications	+612 8232 4102

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,665
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,500 @ $28.74 2,333 @ $33.11 1,000 @ $34.49 1,666 @ $35.28 1,666 @ $36.99 2,500 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11,665 on 16/11/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	271,128,012	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	40,079,499	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full*	

+ See chapter 19 for defined terms.

through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 November 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Group Limited
ABN 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE

ASX Release

MQG CONFIRMS DISPATCH OF HOLDING STATEMENTS

SYDNEY, 19 November 2007 - Macquarie Group Limited ("MQG") has previously advised that the scheme of arrangement between Macquarie Bank Limited ("MBL") and its ordinary shareholders ("Share Scheme") was implemented on 13 November 2007.

As a result of implementation of the Share Scheme, the ordinary shareholders of MBL (other than ineligible foreign shareholders) have been issued MQG ordinary shares on a one-for-one basis.

MQG would like to advise that holding statements confirming the issue of MQG ordinary shares under the Share Scheme have been dispatched to shareholders today.

MQG would also like to advise that the total number of ordinary shares on issue is 271,128,012. This includes 271,086,657 ordinary shares issued upon implementation of the Share Scheme, and a further 41,355 ordinary shares issued upon exercise of options since implementation of the Share Scheme.

Contacts:

Dennis Leong, Company Secretary	+612 8232 3333
Richard Nelson, Macquarie Group Investor Relations	+612 8232 5008

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

:y

19 November 2007

Company Announcements
The Australian Securities Exchange Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 16 November 2007, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.0299%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 16 November 2007, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.0215%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone:	+ 61 2 8232 9739
Fax:	+ 61 2 8232 4437
Email:	Substantial.Holdings@macquarie.com

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 35
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE

MACQUARIE GROUP LIMITED 2008 EXPECTED ORDINARY SHARE DIVIDEND TIMETABLE

19 November 2007 – Macquarie Group Limited would like to advise its expected 2007/8 full year and 2008/9 interim dividend timetable for ordinary shareholders:

2007/8 Full-year Ordinary Dividend Timetable:

Tuesday 20 May, 2008	Result/Dividend announced
Friday 30 May, 2008	Record date for dividend
Friday 4 July, 2008	Dividend payment date

2008/9 Interim Ordinary Dividend Timetable:

Tuesday 18 November, 2008	Result/Dividend announced
Friday 28 November, 2008	Record date for dividend
Friday 19 December, 2008	Dividend payment date

These and other expected key dates for 2008 are noted on the Macquarie Group website at www.macquarie.com.au/shareholdercentre.

These dates are subject to change. Should any of these dates change, ASX will be advised.

For further information please contact:

Richard Nelson, Investor Relations	+612 8232 5008
Jenny Kovacs, Investor Relations	+612 8232 3250

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	110,745
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	43,773 @ $28.74 4,499 @ $32.26 8,833 @ $32.75 5,933 @ $33.11 4,000 @ $34.60 1,000 @ $36.99 5,832 @ $47.82 4,166 @ $49.16 1,795 @ $61.79 18,414 @ $63.34 12,500 @ $63.42
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	110,745 on 20/11/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	271,238,757	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,968,754	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 November 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE

MACQUARIE GROUP TO ACQUIRE CIT SYSTEMS LEASING

21 NOVEMBER, 2007 — Macquarie Group (Macquarie) announced that it has entered into an agreement to purchase the business and assets of CIT Systems Leasing. When merged with Macquarie's existing equipment leasing businesses in Europe, Canada and the Asia-Pacific, the new combined company will offer customers flexible, global technology equipment financing solutions for their business needs.

Headquartered in Bloomfield Hills, Michigan, CIT Systems Leasing is one of the largest independent lessors of equipment in North America, with customers throughout the U.S. and Canada and approximately US$700 million of assets. The business provides flexible, cost-effective strategies for customers looking to finance, manage and dispose of a wide variety of technology assets and capital equipment. CIT Systems Leasing serves both direct end-user customers (Fortune 1000 and middle market companies) across all industries in North America, as well as business partners and technology vendors.

Andrew Gee, global head of Macquarie's technology leasing business, Macquarie Technology Finance, said, "CIT Systems Leasing is a leader in the U.S. and Canadian marketplace offering customers an independent, innovative and cost-effective way of meeting their equipment needs.

"The business provides very similar expertise and services in North America to those offered by our existing technology financing business in Europe, Canada and the Asia-Pacific. With minimal overlap, the combination of the two operations will provide both current and new customers, many of whom are multinational, with truly international equipment financing solutions from the one reliable source."

Recognizing the importance of this new market for Macquarie's equipment financing platform, Macquarie Technology Finance will relocate senior executives to CIT Systems Leasing's offices in Bloomfield Hills to assist in integrating the business into Macquarie's global platform. Following a transition period, the business will be re-branded and operate under the Macquarie name.

"The United States is the world's largest equipment leasing market with over US$125 billion of new equipment financed annually. We believe that by dedicating senior Macquarie resources to work alongside the CIT Systems Leasing team, we can achieve significantly more growth in both North America and internationally than either business could have on its own. Our customers, partners and equipment vendors will benefit from a more sophisticated offering that is largely uniform across all of our business locations." said Mr Gee.

CIT Systems Leasing employs approximately 180 staff, 130 of which are located in the Bloomfield Hills headquarters with the remaining 50 employees located around the U.S. and Canada in key sales locations. In addition to the acquisition by Macquarie of the business and lease portfolio, it is anticipated that existing CIT Systems Leasing employees will be offered employment with Macquarie and will remain in their current locations. CIT's senior management team will remain with the business in key leadership roles and will continue to be led by Greg Goldstein.

Greg Goldstein, Managing Director of CIT Systems Leasing, said, "We are very excited about what this acquisition means for our business and our employees. Macquarie has a great reputation, a strong track record of successfully integrating businesses and an entrepreneurial spirit. For our customers, we are looking forward to providing access to the scale and global reach of an international equipment financing platform."

Included as part of Macquarie's acquisition of CIT Systems Leasing's approximately US$700 million of assets is the assumption of US$160 million of existing non recourse external debt with the remainder of the purchase price initially funded by Macquarie. Following financial close the majority of the remaining portion initially funded by Macquarie is anticipated to be replaced by external debt financing. The impact on Macquarie Group's capital position is not expected to be material.

The acquisition is subject to finalization of the employment of certain CIT Systems Leasing employees by Macquarie and customary regulatory approvals. Financial close

is expected to occur by the end of 2007 with the transition period expected to be completed by March 2008.

Macquarie Securities (USA) Inc. acted as financial advisor to the Macquarie Group in relation to the transaction.

About CIT Systems Leasing

CIT Systems Leasing is one of the largest independent lessors of IT equipment in North America selling directly to corporate customers. Established in 1987 and headquartered in Bloomfield Hills, Michigan, CIT Systems Leasing provides equipment lease financing, asset management solutions and the remarketing of high-technology assets and capital equipment.

Contacts:

Richard Nelson
Investor Relations
Macquarie Group
Tel: +61 (2) 8232 5008
richard.nelson@macquarie.com

Paula Hannaford
Corporate Communications
Macquarie Group
Tel: +61 (2) 8232 4102
paula.hannaford@macquarie.com

Alex Doughty
Corporate Communications – New York
Macquarie Group
Tel: +1 (212) 231 1710
alex.doughty@macquarie.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	405,589
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,668 @ $23.48 1,668 @ $24.40 4,170 @ $24.67 160,134 @ $28.74 1,668 @ $29.46 1,668 @ $29.78 1,668 @ $31.39 19,697 @ $32.26 77,857 @ $32.75 1,668 @ $32.82 23,032 @ $33.11 8,332 @ $34.27 3,168 @ $34.49 10,732 @ $34.60 2,666 @ $36.99 4,166 @ $47.82 4,166 @ $49.16 1,666 @ $49.47 296 @ $61.79 70,000 @ $63.34 4,166 @ $65.72 1,333 @ $66.92
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	405,589 on 21/11/07

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
271,644,346	Fully Paid Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
39,558,385	Options over Ordinary Shares at various exercise prices

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 November 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	36,171
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	8,836 @ $28.74 5,000 @ $30.51 2,366 @ $32.26 500 @ $32.75 1,666 @ $34.60 4,168 @ $34.72 1,000 @ $35.28 5,000 @ $36.99 7,635 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	36,171 on 22/11/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	271,680,517	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,522,214	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 November 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **Macquarie Group Limited (MQG)**
ACN/ARSN **008 583 542**

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 13 November 2007.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	15,009,157	15,009,157	5.60%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays Group	Fund Manager – see Annexure A	Ordinary 15,009,157

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays Group	JP Morgan & other custodians – see Annexure A	Ordinary 15,009,157

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays Group	Past 4 months	Avg price $79.92	Ordinary 15,009,157

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

23 November 2007
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in Macquarie Group Limited (MQG) held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
MQG	Macquarie Group Limited	165671	0.06	Barclays Global Investors Japan Trust & Banking
MQG	Macquarie Group Limited	237256	0.09	Barclays Global Investors Japan Limited
MQG	Macquarie Group Limited	546610	0.20	Barclays Global Investors Limited
MQG	Macquarie Group Limited	992025	0.37	Barclays Global Investors Limited
MQG	Macquarie Group Limited	64900	0.02	Barclays Life Assurance Co Limited
MQG	Macquarie Group Limited	2843079	1.05	Barclays Global Investors, N.A
MQG	Macquarie Group Limited	2287479	0.84	Barclays Global Fund Advisors
MQG	Macquarie Group Limited	990885	0.37	Barclays Capital Securities Ltd
MQG	Macquarie Group Limited	20890	0.01	Barclays Global Investors Canada Ltd
MQG	Macquarie Group Limited	6860362	2.59	Barclays Global Investors Australia Ltd
		15,009,157	**5.60**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in MQG as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in MQG was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in MQG.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

____

Company Secretary
Barclays Global Investors Australia

23 November 2007
Date

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

By the director for the purposes of section 205G of the Corporations Act.

Name of Director	W Richard Sheppard
Date of appointment	13 November 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

- 14,607 Macquarie Group Limited fully paid ordinary shares;
- 544,356 Macquarie Airports stapled securities;
- 62,500 Macquarie Capital Alliance Group ordinary shares;
- 239,431 Macquarie Infrastructure Group stapled securities;
- 328,760 Macquarie Leisure Trust stapled securities;
- 75,000 Macquarie Media Group stapled securities;
- 20,000 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $28.74 per option expiring on 28 August 2008;
- 33,334 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $32.75 per option expiring on 9 August 2009;
- 50,000 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $63.34 per option expiring on 1 August 2010;
- 45,000 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $61.79 per option expiring on 1 August 2011; and
- 45,000 Macquarie Group Limited unlisted options – options over unissued fully paid ordinary shares exercisable at $71.41 per option expiring on 15 August 2012.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
• Securities held in the name of Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary;	• 244,664 Macquarie Group Limited fully paid ordinary shares; • 125,000 Macquarie Communications Infrastructure Group stapled securities; • 509,004 Macquarie CountryWide Trust units; • 701,210 Macquarie Office Trust units; • 150,000 Macquarie Technology Fund units; • 206,000 Macquarie Martin Place Trust units; • 98,044 Macquarie Global Infrastructure Fund (A) units; • 2,156 Macquarie Global Infrastructure Fund (B) units; • 350,378 Macquarie Master Australian Enhanced Equities Fund units;
• Securities held in the name of Macquarie PRISM Limited, on behalf of Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary; and	• 134,237 PBM Alternative Investment Account units;
• Securities held by Bond Street Custodians Limited, as custodian for Macquarie Investment Management Limited, as trustee for Macquarie Superannuation (Wallace Richard Sheppard account), of which Mr Sheppard is a beneficiary.	• 2,000 Macquarie Group Limited fully paid ordinary shares; • 894 Macquarie Airports Trust units; • 204,788 Macquarie Private Capital Group stapled securities; • 289,294 Macquarie Airports stapled securities; • 86,638 Macquarie Communications Infrastructure Group stapled securities; and • 132,291 Macquarie Australian Small Companies Fund units.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

26 November 2007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,668 @ $28.74 700 @ $32.26 1,666 @ $32.75 4,166 @ $33.11 4,166 @ $35.28 3,134 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17,500 on 26/11/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	271,698,017	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,504,714	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 November 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter H Warne
Date of last notice	6 July 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne; • Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne; and • Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Hastings Warne is a joint beneficiary with Frances Jane Warne. These accounts are operated on a discretionary Basis by a third party on behalf of the beneficiaries, who are not involved in the investment decisions.

Date of change	• 15 June 2007 re: Macquarie Generator Notes ("GNAHA"), Macquarie Airports Reset Exchange Securities Trust ("MAZPA") units, Macquarie Airports ("MAP") stapled securities, Macquarie Infrastructure Group ("MIG") stapled securities, Macquarie Group Limited ("MQG") fully paid ordinary shares; • 27 June 2007 re: MQG shares; • 29 June 2007 re: MAP stapled securities, MIG stapled securities, MQG shares; • 11 July 2007, 13 July 2007, 18 July 2007 and 20 July 2007 re: GNAHA notes; • 27 July 2007 re: Macquarie CountryWide Trust ("MCW") units; • 31 July 2007 re: MAP stapled securities, MIG stapled securities, MQG shares; • 28 September 2007 re: MIG stapled securities, MOF units, MAP stapled securities; • 10 October 2007 re: MQG shares; and • 31 October 2007 re: MIG stapled securities and MOF units.
No. of securities held prior to change	Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne: • 8,211 MQG shares; • 155,983 Macquarie Capital Alliance Group ("MCAG") stapled securities; • 217,094 MIG stapled securities; • 64,841 MCW units; • 95,114 MOF units; • 297 GNAHA notes; and • 1,333 MAZPA units*. * This holding was previously disclosed as MAP stapled securities. Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne: • 126** MQG shares; ** This holding was previously disclosed as 166 MQG shares. • 10,639 MAP stapled securities; and • 20,395 MIG stapled securities.
Class	• MQG fully paid ordinary shares; • MCAG stapled securities; • MIG stapled securities • MCW units; • MOF units; • GNAHA notes; • MAZPA units; and • MAP stapled securities.

Number acquired	• 126 MQG fully paid ordinary shares transferred via off market transfer on 15 June 2007 to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne; • 62 MQG fully paid ordinary shares acquired on market on 15 June 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 25 MQG fully paid ordinary shares acquired on 27 June 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 366 MQG fully paid ordinary shares acquired on 29 June 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 215 MQG fully paid ordinary shares acquired on 31 July 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 72 MQG fully paid ordinary shares acquired on 10 October 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 20,395 MIG stapled securities transferred via off market transfer on 15 June 2007 to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne; • 5,577 MCW units acquired on 27 July 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne;

	• 6,119 MOF units acquired on 28 September 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; and • 5,324 MOF units acquired on 31 October 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund. • 87 GNAHA notes transferred via off market transfer on 15 June 2007 to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne; • 392 MAZPA units transferred via off market transfer on 15 June 2007 to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne; and • 10,639 MAP stapled securities transferred via off market transfer on 15 June 2007 to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne.
Number disposed	• 126 MQG fully paid ordinary shares transferred via off market transfer on 15 June 2007 from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 20,395 MIG stapled securities transferred via off market transfer on 15 June 2007 from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 2,437 MIG stapled securities sold on 29 June 2007; • 4,926 MIG stapled securities sold on 31 July 2007;

	• 9,193 MIG stapled securities sold on 28 September 2007; • 2,049 MIG stapled securities sold on 31 October 2007; • 87 GNAHA notes transferred via off market transfer on 15 June 2007 from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 61 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne, sold on 11 July 2007; • 84 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne, sold on 13 July 2007; • 10 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne, sold on 18 July 2007; • 55 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne, sold on 20 July 2007; • 25 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, sold on 11 July 2007; • 34 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, sold on 13 July 2007; • 4 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, sold on 18 July 2007; • 24 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, sold on 20 July 2007; • 392 MAZPA units transferred via off market transfer on 15 June 2007 from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund;

	• 10,639 MAP stapled securities transferred via off market transfer on 15 June 2007 from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 2,225 MAP stapled securities held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, sold on 29 June 2007; • 2,710 MAP stapled securities held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, sold on 31 July 2007; and • 2,529 MAP stapled securities held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, sold on 28 September 2007.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $90.95 per share for MQG shares acquired on market by P & F Super Pty Limited on 15 June 2007; • $85.9998 per share for MQG shares acquired by P & F Super Pty Limited on 27 June 2007; • $85.3039 per share for MQG shares acquired by P & F Super Pty Limited on 29 June 2007; • $81.8917 per share for MQG shares acquired by P & F Super Pty Limited on 31 July 2007; • $88.3196 per share for MQG shares acquired by P & F Super Pty Limited on 10 October 2007; • $3.5599 per stapled security for MIG stapled securities disposed of by P & F Super Pty Limited on 29 June 2007; • $3.26 per stapled security for MIG stapled securities disposed of by P & F Super Pty Limited on 31 July 2007; • $3.16 per stapled security for MIG stapled securities disposed of by P & F Super Pty Limited on 28 September 2007; • $3.09 per stapled security for MIG stapled securities disposed of by P & F Super Pty Limited on 31 October 2007; • $2.01 per unit for MCW units acquired by Peter H Warne on 27 July 2007; • $1.60 per unit for MOF units acquired by P & F Super Pty Limited on 28 September 2007;

	• \$1.63 per unit for MOF units acquired by P & F Super Pty Limited on 31 October 2007; • \$102.60 per GNAHA note disposed of by each of Peter H Warne and P & F Super Pty Limited on both 11 July 2007 and 13 July 2007; • \$102.00 per GNAHA note disposed of by each of Peter H Warne and P & F Super Pty Limited on both 18 July 2007 and 20 July 2007; • \$4.04 per stapled security for MAP stapled securities disposed of by P & F Super Pty Limited on 29 June 2007; • \$4.31 per stapled security for MAP stapled securities disposed of by P & F Super Pty Limited on 31 July 2007; and • \$4.3368 per stapled security for MAP stapled securities disposed of by P & F Super Pty Limited on 28 September 2007.
No. of securities held after change	Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne: • 8,211 MQG fully paid ordinary shares; • 217,094 MIG stapled securities; • 70,418 MCW units; • 95,114 MOF units; • Nil GNAHA notes; • 155,983 MCAG stapled securities; and • 941 MAZPA units. Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne: • 866 MQG fully paid ordinary shares; • 1,790 MIG stapled securities; • 11,443 MOF units; • Nil GNAHA notes; • 392 MAZPA units; and • 3,175 MAP stapled securities. Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne: • NIL MQG fully paid ordinary shares; • NIL MIG stapled securities; and • NIL MAP stapled securities. These accounts are operated on a discretionary Basis by a third party on behalf of the beneficiaries, who are not involved in the investment decisions.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities acquired and disposed of through both On Market trades and Off Market transfers.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

26 November 2007

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter H Warne
Date of last notice	6 July 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne; • Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne; and • Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Hastings Warne is a joint beneficiary with Frances Jane Warne. These accounts are operated on a discretionary Basis by a third party on behalf of the beneficiaries, who are not involved in the investment decisions.

Date of change	• 15 June 2007 re: Macquarie Generator Notes ("GNAHA"), Macquarie Airports Reset Exchange Securities Trust ("MAZPA") units, Macquarie Airports ("MAP") stapled securities, Macquarie Infrastructure Group ("MIG") stapled securities, Macquarie Group Limited ("MQG") fully paid ordinary shares; • 27 June 2007 re: MQG shares; • 29 June 2007 re: MAP stapled securities, MIG stapled securities, MQG shares; • 11 July 2007, 13 July 2007, 18 July 2007 and 20 July 2007 re: GNAHA notes; • 27 July 2007 re: Macquarie CountryWide Trust ("MCW") units; • 31 July 2007 re: MAP stapled securities, MIG stapled securities, MQG shares; • 28 September 2007 re: MIG stapled securities, MOF units, MAP stapled securities; • 10 October 2007 re: MQG shares; and • 31 October 2007 re: MIG stapled securities and MOF units.
No. of securities held prior to change	Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne: • 8,211 MQG shares; • 155,983 Macquarie Capital Alliance Group ("MCAG") stapled securities; • 217,094 MIG stapled securities; • 64,841 MCW units; • 95,114 MOF units; • 297 GNAHA notes; and • 1,333 MAZPA units*. * This holding was previously disclosed as MAP stapled securities. Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne: • 126** MQG shares; ** This holding was previously disclosed as 166 MQG shares. • 10,639 MAP stapled securities; and • 20,395 MIG stapled securities.
Class	• MQG fully paid ordinary shares; • MCAG stapled securities; • MIG stapled securities • MCW units; • MOF units; • GNAHA notes; • MAZPA units; and • MAP stapled securities.

Number acquired	• 126 MQG fully paid ordinary shares transferred via off market transfer on 15 June 2007 to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne; • 62 MQG fully paid ordinary shares acquired on market on 15 June 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 25 MQG fully paid ordinary shares acquired on 27 June 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 366 MQG fully paid ordinary shares acquired on 29 June 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 215 MQG fully paid ordinary shares acquired on 31 July 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 72 MQG fully paid ordinary shares acquired on 10 October 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 20,395 MIG stapled securities transferred via off market transfer on 15 June 2007 to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne; • 5,577 MCW units acquired on 27 July 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne;

	• 6,119 MOF units acquired on 28 September 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; and • 5,324 MOF units acquired on 31 October 2007 and held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund. • 87 GNAHA notes transferred via off market transfer on 15 June 2007 to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne; • 392 MAZPA units transferred via off market transfer on 15 June 2007 to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne; and • 10,639 MAP stapled securities transferred via off market transfer on 15 June 2007 to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne.
Number disposed	• 126 MQG fully paid ordinary shares transferred via off market transfer on 15 June 2007 from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 20,395 MIG stapled securities transferred via off market transfer on 15 June 2007 from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 2,437 MIG stapled securities sold on 29 June 2007; • 4,926 MIG stapled securities sold on 31 July 2007;

	• 9,193 MIG stapled securities sold on 28 September 2007; • 2,049 MIG stapled securities sold on 31 October 2007; • 87 GNAHA notes transferred via off market transfer on 15 June 2007 from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 61 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne, sold on 11 July 2007; • 84 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne, sold on 13 July 2007; • 10 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne, sold on 18 July 2007; • 55 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne, sold on 20 July 2007; • 25 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, sold on 11 July 2007; • 34 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, sold on 13 July 2007; • 4 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, sold on 18 July 2007; • 24 GNAHA notes held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, sold on 20 July 2007; • 392 MAZPA units transferred via off market transfer on 15 June 2007 from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund;

	• 10,639 MAP stapled securities transferred via off market transfer on 15 June 2007 from Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne to Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund; • 2,225 MAP stapled securities held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, sold on 29 June 2007; • 2,710 MAP stapled securities held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, sold on 31 July 2007; and • 2,529 MAP stapled securities held by Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, sold on 28 September 2007.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $90.95 per share for MQG shares acquired on market by P & F Super Pty Limited on 15 June 2007; • $85.9998 per share for MQG shares acquired by P & F Super Pty Limited on 27 June 2007; • $85.3039 per share for MQG shares acquired by P & F Super Pty Limited on 29 June 2007; • $81.8917 per share for MQG shares acquired by P & F Super Pty Limited on 31 July 2007; • $88.3196 per share for MQG shares acquired by P & F Super Pty Limited on 10 October 2007; • $3.5599 per stapled security for MIG stapled securities disposed of by P & F Super Pty Limited on 29 June 2007; • $3.26 per stapled security for MIG stapled securities disposed of by P & F Super Pty Limited on 31 July 2007; • $3.16 per stapled security for MIG stapled securities disposed of by P & F Super Pty Limited on 28 September 2007; • $3.09 per stapled security for MIG stapled securities disposed of by P & F Super Pty Limited on 31 October 2007; • $2.01 per unit for MCW units acquired by Peter H Warne on 27 July 2007; • $1.60 per unit for MOF units acquired by P & F Super Pty Limited on 28 September 2007;

	• $1.63 per unit for MOF units acquired by P & F Super Pty Limited on 31 October 2007; • $102.60 per GNAHA note disposed of by each of Peter H Warne and P & F Super Pty Limited on both 11 July 2007 and 13 July 2007; • $102.00 per GNAHA note disposed of by each of Peter H Warne and P & F Super Pty Limited on both 18 July 2007 and 20 July 2007; • $4.04 per stapled security for MAP stapled securities disposed of by P & F Super Pty Limited on 29 June 2007; • $4.31 per stapled security for MAP stapled securities disposed of by P & F Super Pty Limited on 31 July 2007; and • $4.3368 per stapled security for MAP stapled securities disposed of by P & F Super Pty Limited on 28 September 2007.
No. of securities held after change	Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter Hastings Warne: • 8,211 MQG fully paid ordinary shares; • 217,094 MIG stapled securities; • 70,418 MCW units; • 95,114 MOF units; • Nil GNAHA notes; • 155,983 MCAG stapled securities; and • 941 MAZPA units. Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne: • 866 MQG fully paid ordinary shares; • 1,790 MIG stapled securities; • 11,443 MOF units; • Nil GNAHA notes; • 392 MAZPA units; and • 3,175 MAP stapled securities. Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Frances Jane Warne: • NIL MQG fully paid ordinary shares; • NIL MIG stapled securities; and • NIL MAP stapled securities. These accounts are operated on a discretionary Basis by a third party on behalf of the beneficiaries, who are not involved in the investment decisions.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities acquired and disposed of through both On Market trades and Off Market transfers.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

26 November 2007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,164
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	13,500 @ $28.74 3,332 @ $32.75 1,000 @ $33.11 2,332 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20,164 on 27/11/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	271,718,181	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,516,882	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 November 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited
ABN	94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter H Warne
Date of appointment	5 November 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

G:\CAG\COS\DLeong\BRD\ASX notices\MGL 3X Notices\App3x phw27112007.doc

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
• Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of Peter H Warne; and	• 8,211 Macquarie Group Limited ("MQG") fully paid ordinary shares; • 155,983 Macquarie Capital Alliance Group ("MCAG") stapled securities; • 217,094 Macquarie Infrastructure Group ("MIG") stapled securities; • 70,418 Macquarie CountryWide Trust ("MCW") units; • 95,114 Macquarie Office Trust ("MOF") units; • 941 Macquarie Airports Reset Exchange Securities Trust ("MAZPA") units;
• Securities held in the name of Fortis Clearing Sydney on behalf of Next Financial Nominees Pty Limited on behalf of P & F Super Pty Limited as trustee for the Warne Family Superannuation Fund, a trust of which Peter Warne is a joint beneficiary with Frances Jane Warne.	• 866 MQG fully paid ordinary shares; • 3,175 MAP stapled securities; • 1,790 MIG stapled securities; • 11,443 MOF units; and • 392 MAZPA units.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

27 November 2007

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,168
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	9,002 @ $28.74 4,166 @ $32.26 1,000 @ $32.75
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14,168 on 28/11/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	271,732,349	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,502,714	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 November 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,913
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	22,850 @ $28.74 1,666 @ $32.26 2,500 @ $32.75 2,800 @ $33.11 4,166 @ $41.72 10,338 @ $49.31 1,593 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	45,913 on 29/11/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	271,778,262	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,456,801	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 November 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	64,729
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,334 @ $24.22 5,000 @ $26.45 16,404 @ $28.74 10,834 @ $30.26 1,000 @ $32.26 13,332 @ $32.75 1,666 @ $34.60 13,159 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	64,729 30/11/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	271,842,991	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,392,072	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 November 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5 Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	52,900
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,400 @ $24.62 4,165 @ $24.67 4,900 @ $28.74 3,332 @ $32.26 20,365 @ $32.75 2,500 @ $33.11 4,166 @ $35.28 8,406 @ $63.34 1,666 @ $67.85
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	52,900 03/12/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	271,895,891	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,339,172	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 December 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

3 December 2007

MACQUARIE

ASX Release

Macquarie Group Limited - Employee Share Plan

Since 1997, Macquarie Bank Limited ("MBL") has made an annual offer to eligible employees to acquire up to $1,000 of fully paid ordinary MBL shares ("Ordinary Shares") under the Macquarie Bank Employee Share Plan ("MBESP"). Macquarie Bank Limited underwent a restructure on 13 November 2007, following which Macquarie Group Limited became the ultimate parent company of Macquarie Bank Limited. As a result of the restructure the Macquarie Bank Limited ESP Offer will no longer be offered to employees. Instead Macquarie Group Limited ("MQG") will offer participation in the Macquarie Group Employee Share Plan ("ESP"). MQG advises that it intends to issue Ordinary Shares pursuant to the ESP.

Eligible employees will each be offered up to $1,000 of Ordinary Shares, to be allotted on or about 11 January 2008 ("Allotment Date"). The exact number of Ordinary Shares issued will be advised after allotment.

The Ordinary Shares will be issued at the weighted average price at which the Ordinary Shares are traded on ASX in the one week period up to and including the Allotment Date and will rank pari passu with all other Ordinary Shares then on issue.

The shares will be subject to restrictions on disposal until the earlier of three years from the Allotment Date or the relevant employee no longer being employed by a Macquarie Group Company.

The offer is to be made to eligible employees pursuant to an offer document issued under ASIC Relief Instrument dated 25 October 2007. Shareholder approval is not required for the issue of the shares. There are approximately 5,630 eligible employees.

For further information, please contact:

Dennis Leong, Company Secretary, Macquarie Group Limited (02) 8232 3273

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	To be advised
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	To be advised
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued under the Macquarie Group Employee Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	271,895,891	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,339,172	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 December 2007
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

3 December 2007

Company Announcements
Australian Securities Exchange Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 30 November 2007, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.031%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 30 November 2007, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.018%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	68,426
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,668 @ $25.94 21,436 @ $28.74 2,999 @ $32.26 13,666 @ $32.75 4,166 @ $36.99 1,000 @ $39.64 21,825 @ $63.34 1,666 @ $68.24
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	68,426 04/12/07

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	271,964,317	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,257,911	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 December 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 [illegible]
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE

5 December 2007

Company Announcements Office
ASX Limited
20 Bridge Street
Sydney NSW 2000

Macquarie Group Limited Completes Acquisition of Orion Financial Inc.

Notice under ASIC Instrument 07/0847 relating to section 708A(5)(e) of the Corporations Act 2001 (Cwlth)

On 27 September 2007, the Macquarie group advised ASX that it had entered into an agreement to acquire Orion Financial Inc. This acquisition has now been completed. Combined with Macquarie's existing Canadian investment banking business, the acquisition of Orion's advisory, equity research, sales and trading platform has created a leading investment banking and securities franchise in Canada.

This notice is given by Macquarie Group Limited (ACN 122 169 279) ("MGL") under ASIC Instrument 07/0847 dated 25 October 2007 ("ASIC Instrument") relating to paragraph 708A(5)(e) of the Corporations Act 2001 (Cwlth) ("Corporations Act"). MGL advises that:

(a) Macquarie Capital Acquisitions (Canada) Ltd, a subsidiary of MGL, has issued 1,659,504 Exchangeable Shares which may be exchanged into 1,659,504 ordinary shares in MGL (ASX code: 'MQG'). The offers of Exchangeable Shares have all been received outside Australia and without disclosure to investors under Part 6D.2 of the Corporations Act. Any MGL shares issued on exchange of Exchangeable Shares will also be issued without disclosure to investors under Part 6D.2 of the Corporations Act; and

(b) as at the date of this notice, MGL has complied with:

  (i) the provisions of Chapter 2M of the Corporations Act as they apply to MGL; and

  (ii) section 674 of the Corporations Act; and

(c) as at the date of this notice, there is no information that is 'excluded information' (as that term is defined in subsection 708A(7) of the Corporations Act) that is required to be set out in this notice under ASIC Instrument relating to subsections 708A(6), 708A(7) and 708A(8) of the Corporations Act.

Yours faithfully

Dennis Leong
Company Secretary
Macquarie Group Limited

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	14 November 2007 but 6 November 2007 regarding Macquarie Group Limited ("MQG") fully paid ordinary shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 December 2007
No. of securities held prior to change	9,772 MQG shares
Class	MQG fully paid ordinary Shares
Number acquired	1,614 MQG shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$75.7392 per MQG Share
No. of securities held after change	11,386 MQG shares (of which 1,614 Shares are held in the Macquarie Group Non-Executive Share Acquisition Plan)

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk05122007.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired pursuant to the Macquarie Group Non Executive Director Share Acquisition Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

5 December 2007

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk05122007.doc

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	6 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Macquarie Group Limited ("MQG") shares held by: • Catherine Livingstone and Michael Satterthwaite; and • Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary.
Date of change	4 December 2007
No. of securities held prior to change	• 1,693 MQG shares held by Catherine Livingstone; • 1,911 MQG shares held by Catherine Livingstone and Michael Satterthwaite; and • 4,730 MQG shares held by Easdale Pty Limited.
Class	MQG fully paid ordinary shares
Number acquired	98 MQG shares
Number disposed	Nil

G:\CAG\COS\DLeong\BRD\ASX notices\LIVINGSTONE\cbl05122007.doc

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$75.7392 per MQG share
No. of securities held after change	• 1,791 MQG shares held by Catherine Livingstone (of which 98 Shares have been acquired via the Macquarie Group Non-Executive Director Share Plan); • 1,911 MQG shares held by Catherine Livingstone and Michael Satterthwaite; and • 4,730 MQG shares held by Easdale Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired pursuant to the Macquarie Group Non Executive Director Share Acquisition Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

5 December 2007

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	6 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Macquarie Group Limited ("MQG") shares held by: • Catherine Livingstone and Michael Satterthwaite; and • Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary.
Date of change	4 December 2007
No. of securities held prior to change	• 1,693 MQG shares held by Catherine Livingstone; • 1,911 MQG shares held by Catherine Livingstone and Michael Satterthwaite; and • 4,730 MQG shares held by Easdale Pty Limited.
Class	MQG fully paid ordinary shares
Number acquired	98 MQG shares
Number disposed	Nil

G:\CAG\COS\DLeong\BRD\ASX notices\LIVINGSTONE\cbl05122007.doc

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$75.7392 per MQG share
No. of securities held after change	• 1,791 MQG shares held by Catherine Livingstone (of which 98 Shares have been acquired via the Macquarie Group Non-Executive Director Share Plan); • 1,911 MQG shares held by Catherine Livingstone and Michael Satterthwaite; and • 4,730 MQG shares held by Easdale Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired pursuant to the Macquarie Group Non Executive Director Share Acquisition Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

5 December 2007

G:\CAG\COS\DLcong\BRD\ASX notices\LIVINGSTONE\cbl05122007.doc

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	14 November 2007 but 6 November 2007 regarding Macquarie Group Limited ("MQG") fully paid ordinary shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 December 2007
No. of securities held prior to change	9,772 MQG shares
Class	MQG fully paid ordinary Shares
Number acquired	1,614 MQG shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$75.7392 per MQG Share
No. of securities held after change	11,386 MQG shares (of which 1,614 Shares are held in the Macquarie Group Non-Executive Share Acquisition Plan)

G:\CAG\COS\DLeong\BRD\ASX notices\KIRBY\pmk05122007.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired pursuant to the Macquarie Group Non Executive Director Share Acquisition Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

5 December 2007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	72,112
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	37,002 @ $28.74 6,466 @ $32.26 14,999 @ $32.75 2,666 @ $33.11 1,600 @ $34.60 3,614 @ $40.81 1,333 @ $48.61 4,432 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	72,112 05/12/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	272,036,429	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,185,799	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 December 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	132,797
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,668 @ $21.23 52,739 @ $28.74 1,668 @ $29.11 10,000 @ $30.51 7,998 @ $32.26 6,322 @ $32.75 2,946 @ $33.11 4,166 @ $33.58 4,166 @ $34.60 4,166 @ $34.67 833 @ $35.28 1,833 @ $39.64 1,552 @ $40.81 5,766 @ $49.18 1,666 @ $58.02 2,500 @ $61.79 21,508 @ $63.34 1,300 @ $65.72
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	132,797 06/12/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	272,169,226	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	39,053,002	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 December 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	362,663
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,334 @ $24.58 4,165 @ $24.67 148,120 @ $28.74 2,934 @ $30.51 37,196 @ $32.26 56,029 @ $32.75 45,450 @ $33.11 1,168 @ $33.95 4,166 @ $36.99 133 @ $41.72 8,330 @ $44.88 974 @ $44.94 439 @ $54.24 8,785 @ $61.79 33,775 @ $63.34 4,166 @ $65.72 1,333 @ $68.36 2,166 @ $70.56
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	362,663 07/12/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	272,531,889	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,690,339	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000

+ See chapter 19 for defined terms.

10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 December 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	140,677
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,168 @ $25.23 38,254 @ $28.74 12,500 @ $31.56 928 @ $32.26 9,665 @ $32.75 10,000 @ $33.11 10,232 @ $34.60 3,332 @ $36.71 51,598 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	140,677 07/12/07

No.	Item	Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	272,672,566	Fully Paid Ordinary Shares
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,549,662	Options over Ordinary Shares at various exercise prices
		1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000

+ See chapter 19 for defined terms.

10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 December 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE

Macquarie Bank Ltd receives advanced Basel II accreditation from APRA

Sydney, 10 December 2007 – Macquarie Group Limited (Macquarie) advises that Macquarie Bank Limited (MBL) has today received accreditation from the Australian Prudential Regulation Authority (APRA) to adopt the advanced[1] approaches under Basel II for credit risk and operational risk.

Macquarie's Chief Financial Officer Greg Ward said: "This is the culmination of several years' work and we are delighted with the outcome."

"The Basel II project is an important plank in Macquarie's strategy of continual improvement of our risk management and measurement systems. Meeting the requirements for the advanced approaches under Basel II has been a challenging and substantial task. Basel II accreditation from APRA provides a validation of the strength of Macquarie's risk processes and controls," Mr Ward said.

MBL applied for Foundation IRB rather than Advanced IRB as it is more suitable for our business at this stage. Macquarie does not expect any material reduction in MBL's regulatory capital requirement as a result of the implementation of Basel II.

Contacts:

Paula Hannaford, Macquarie Group Corporate Communications	+612 8232 4102
Richard Nelson, Macquarie Group Investor Relations	+612 8232 5008

[1] The Foundation Internal Ratings Based Approach (FIRB) for credit risk and the Advanced Measurement Approach (AMA) for operational risk.

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE

Macquarie Bank Ltd receives advanced Basel II accreditation from APRA

Sydney, 10 December 2007 – Macquarie Group Limited (Macquarie) advises that Macquarie Bank Limited (MBL) has today received accreditation from the Australian Prudential Regulation Authority (APRA) to adopt the advanced[1] approaches under Basel II for credit risk and operational risk.

Macquarie's Chief Financial Officer Greg Ward said: "This is the culmination of several years' work and we are delighted with the outcome."

"The Basel II project is an important plank in Macquarie's strategy of continual improvement of our risk management and measurement systems. Meeting the requirements for the advanced approaches under Basel II has been a challenging and substantial task. Basel II accreditation from APRA provides a validation of the strength of Macquarie's risk processes and controls," Mr Ward said.

MBL applied for Foundation IRB rather than Advanced IRB as it is more suitable for our business at this stage. Macquarie does not expect any material reduction in MBL's regulatory capital requirement as a result of the implementation of Basel II.

Contacts:

Paula Hannaford, Macquarie Group Corporate Communications +612 8232 4102
Richard Nelson, Macquarie Group Investor Relations +612 8232 5008

[1] The Foundation Internal Ratings Based Approach (FIRB) for credit risk and the Advanced Measurement Approach (AMA) for operational risk.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,998
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15,332 @ $32.75 1,666 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16,998 13/12/07

+ See chapter 19 for defined terms.

	Number	+Class
8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	272,689,564	Fully Paid Ordinary Shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	38,796,851	Options over Ordinary Shares at various exercise prices
	1,659,504	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,659,504 fully paid Ordinary shares in Macquarie Group Limited

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the +securities will be offered	
14 +Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

+ See chapter 19 for defined terms.

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 December 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

ABN 9? 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE

CONSORTIUM TO ACQUIRE HOBART INTERNATIONAL AIRPORT

SYDNEY, 13 December 2007 – Macquarie Group Limited ("Macquarie") notes the attached release in relation to the acquisition of Hobart International Airport Pty Limited by Tasmanian Gateway Consortium (the "Consortium").

Macquarie has taken a 20% equity investment in the Consortium. Macquarie notes the impact on Macquarie Group's capital position is not expected to be material.

Contacts:

Stephen Yan, Macquarie Group Corporate Communications	+612 8232 2788
Richard Nelson, Macquarie Group Investor Relations	+612 8232 5008

Media Release

TASMANIAN GATEWAY CONSORTIUM TO ACQUIRE HOBART INTERNATIONAL AIRPORT

SYDNEY, 13 December 2007 – Tasmanian Gateway Consortium ("TGC") today announced that it has signed an agreement with Tasmanian Ports Corporation Pty Limited to acquire 100% of Hobart International Airport Pty Limited ("Hobart Airport") for $350.5 million.

Hobart Airport is Tasmania's principal airport and serves the State's most populous city. The airport has well established infrastructure links providing convenient access to the City of Hobart.

TGC's vision is to grow and develop Hobart Airport's principal airport status, maintaining a safe and secure airport environment.

TGC will operate Hobart Airport in a manner that delivers value and quality service to customers.

It will explore a range of potential new initiatives that have been identified to meet passenger and airline needs, including airline marketing, retail expansion in the newly redeveloped terminal, further terminal expansions in future, and increased car parking options.

TGC comprises Macquarie Global Infrastructure Fund III ("GIF III"), Macquarie Capital Group Limited and Retirement Benefits Fund Board ("RBF"). GIF III is a diversified infrastructure fund investing in infrastructure and infrastructure-like assets. Macquarie Capital Group is a wholly owned subsidiary of Macquarie Group Limited. RBF is Tasmania's largest public sector superannuation fund with approximately $3.5 billion in funds under management.

TGC looks forward to managing the airport for the benefit of passengers, airlines and other airport stakeholders.

Contacts:

Ross Thornton
FD Third Person
0418 233 062

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

14 December 2007

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update

Following the issue of 40,120,854 options on 13 November 2007 as a result of the implementation of the restructure of the Macquarie Group into a non-operating holding company structure (refer Attachment 1), there have been the following changes in the number of fully paid ordinary shares of Macquarie Group Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 5,000 options exercisable at $30.51 each and expiring on 24 December 2007 (MQG0142); and
- 5,000 options exercisable at $26.45 each and expiring on 2 January 2008 (MQG0146);
- 1,668 options exercisable at $23.48 each and expiring on 24 January 2008 (MQG0151);
- 4,170 options exercisable at $24.67 each and expiring on 6 May 2008 (MQG0176);
- 1,668 options exercisable at $24.40 each and expiring on 8 May 2008 (MQG0178);
- 3,334 options exercisable at $24.22 each and expiring on 23 May 2008 (MQG0183);
- 271,999 options exercisable at $28.74 each and expiring on 28 August 2008 (MQG0202);
- 1,668 options exercisable at $29.46 each and expiring on 15 September 2008 (MQG0204);
- 20,336 options exercisable at $28.74 each and expiring on 24 September 2008 (MQG0207);
- 1,668 options exercisable at $32.82 each and expiring on 21 October 2008 (MQG0218);
- 1,668 options exercisable at $31.39 each and expiring on 22 October 2008 (MQG0219);

- 1,668 options exercisable at $29.78 each and expiring on 3 November 2008 (MQG0223);
- 4,168 options exercisable at $34.49 each and expiring on 9 November 2008 (MQG0229);
- 4,168 options exercisable at $34.72 each and expiring on 17 November 2008 (MQG0234);
- 8,332 options exercisable at $34.27 each and expiring on 22 June 2009 (MQG0265);
- 52,597 options exercisable at $33.11 each and expiring on 22 July 2009 (MQG0267);
- 102,354 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 34,094 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 18,064 options exercisable at $34.60 each and expiring on 8 September 2009 (MQG0271);
- 10,998 options exercisable at $35.28 each and expiring on 22 September 2009 (MQG0272);
- 10,332 options exercisable at $36.99 each and expiring on 8 October 2009 (MQG0273);
- 4,166 options exercisable at $41.72 each and expiring on 22 November 2009 (MQG0278);
- 6,666 options exercisable at $32.75 each and expiring on 8 December 2009 (MQG0282);
- 1,666 options exercisable at $49.47 each and expiring on 8 February 2010 (MQG0289);
- 8,332 options exercisable at $49.16 each and expiring on 22 February 2010 (MQG0291);
- 9,998 options exercisable at $47.82 each and expiring on 8 April 2010 (MQG0294);
- 10,338 options exercisable at $49.31 each and expiring on 8 April 2010 (MQG0296);
- 12,500 options exercisable at $63.42 each and expiring on 22 July 2010 (MQG0304);
- 126,588 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 916 options exercisable at $63.34 each and expiring on 8 August 2010 (MQG0307);
- 4,166 options exercisable at $65.72 each and expiring on 8 September 2010 (MQG0309);
- 2,620 options exercisable at $63.34 each and expiring on 8 September 2010 (MQG0310);
- 1,333 options exercisable at $66.92 each and expiring on 8 November 2010 (MQG0319); and
- 2,091 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339).

Thus, as at 30 November 2007 the number of issued fully paid ordinary $1.00 shares was 271,842,991.

During the period 1 November to 30 November 2007 (inclusive), the following new options have been issued:

- 54,000 options exercisable at $77.55 each and expiring 22 November 2012 (MQG0389).

During the period 1 November 2007 to 13 November 2007 (inclusive), the following options have lapsed unexercised:

- 3,334 options exercisable at $60.41 each and expiring on 8 July 2010 (MQG0303);
- 2,667 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 4,000 options exercisable at $61.33 each and expiring on 22 February 2011 (MQG0327);
- 4,000 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339); and
- 3,000 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379).

During the period 13 November 2007 to 30 November 2007 (inclusive), the following options have lapsed unexercised:

- 4,168 options exercisable at $34.78 each and expiring on 8 January 2009 (MQG0247);
- 4,168 options exercisable at $33.58 each and expiring on 8 July 2009 (MQG0266);
- 1,668 options exercisable at $34.60 each and expiring on 8 September 2009 (MQG0271);
- 1,668 options exercisable at $36.99 each and expiring on 8 October 2009 (MQG0273);
- 1,400 options exercisable at $39.64 each and expiring on 22 October 2009 (MQG0274);
- 21,528 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 11,000 options exercisable at $68.83 each and expiring on 24 April 2011 (MQG0331);
- 29,120 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 1,685 options exercisable at $61.79 each and expiring on 22 August 2011 (MQG0342);
- 4,000 options exercisable at $80.04 each and expiring on 22 March 2012 (MQG0363); and
- 53,900 options exercisable at $71.41 each and expiring on 15 August

2012 (MQG0379).

The number of options on issue at 30 November 2007 was 39,284,215 all exercisable into one share per option. Please refer to Attachment 2 for the current schedule of options on issue.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Group Limited Options

Issued on 13 November 2007

MQG Code	Number	Exercise Price	Expiry Date
MQG0142	17,934	$30.51	24/12/2007
MQG0146	5,000	$26.45	02/01/2008
MQG0147	12,500	$31.56	03/01/2008
MQG0151	1,668	$23.48	24/01/2008
MQG0166	1,668	$21.23	13/03/2008
MQG0169	4,168	$25.23	24/03/2008
MQG0173	1,668	$25.94	23/04/2008
MQG0176	12,500	$24.67	06/05/2008
MQG0178	1,668	$24.40	08/05/2008
MQG0183	3,334	$24.22	23/05/2008
MQG0187	3,334	$24.98	14/07/2008
MQG0190	1,668	$24.49	27/07/2008
MQG0196	1,668	$28.99	20/08/2008
MQG0200	5,000	$29.00	26/08/2008
MQG0202	1,864,507	$28.74	28/08/2008
MQG0203	1,668	$29.46	16/09/2008
MQG0204	1,668	$29.46	15/09/2008
MQG0206	12,500	$28.74	26/09/2008
MQG0207	213,615	$28.74	24/09/2008
MQG0208	9,250	$24.54	22/09/2008
MQG0209	4,004	$28.74	01/10/2008
MQG0212	5,000	$29.46	02/10/2008
MQG0214	1,668	$29.11	09/10/2008
MQG0216	10,834	$30.26	12/10/2008
MQG0218	1,668	$32.82	21/10/2008
MQG0219	1,668	$31.39	22/10/2008
MQG0220	1,668	$29.91	23/10/2008
MQG0221	5,000	$22.22	24/10/2008
MQG0222	8,334	$28.74	30/10/2008
MQG0223	1,668	$29.78	03/11/2008
MQG0224	12,500	$29.72	04/11/2008
MQG0225	2,750	$31.18	31/10/2008
MQG0226	1,668	$34.49	06/11/2008
MQG0228	4,168	$29.00	05/11/2008
MQG0229	4,168	$34.49	09/11/2008
MQG0231	1,668	$31.74	07/11/2008
MQG0233	4,168	$34.44	14/11/2008
MQG0234	4,168	$34.72	17/11/2008
MQG0235	5,000	$33.99	21/11/2008
MQG0237	5,000	$34.40	18/11/2008

Listing of Macquarie Group Limited Options

Issued on 13 November 2007

MQG Code	Number	Exercise Price	Expiry Date
MQG0241	1,668	$21.66	11/12/2008
MQG0245	4,300	$28.74	23/12/2008
MQG0247	4,168	$34.78	08/01/2009
MQG0248	12,500	$34.78	08/01/2009
MQG0249	4,168	$33.95	22/01/2009
MQG0252	3,336	$33.45	09/02/2009
MQG0253	5,002	$33.45	09/02/2009
MQG0254	9,170	$33.45	09/02/2009
MQG0255	5,000	$32.48	09/02/2009
MQG0256	21,670	$33.76	08/03/2009
MQG0257	10,002	$34.67	22/03/2009
MQG0258	3,400	$24.62	08/03/2009
MQG0259	3,334	$24.58	09/03/2009
MQG0260	23,336	$36.71	08/04/2009
MQG0261	17,504	$35.54	22/04/2009
MQG0262	26,700	$34.66	10/05/2009
MQG0263	20,004	$33.00	24/05/2009
MQG0264	8,334	$33.84	08/06/2009
MQG0265	19,170	$34.27	22/06/2009
MQG0266	23,336	$33.58	08/07/2009
MQG0267	820,302	$33.11	22/07/2009
MQG0268	1,734,437	$32.75	09/08/2009
MQG0269	1,419,763	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	483,719	$34.60	08/09/2009
MQG0272	96,942	$35.28	22/09/2009
MQG0273	136,412	$36.99	08/10/2009
MQG0274	47,500	$39.64	22/10/2009
MQG0275	57,889	$40.81	08/11/2009
MQG0276	68,870	$32.75	08/11/2009
MQG0277	11,667	$33.11	08/11/2009
MQG0278	33,853	$41.72	22/11/2009
MQG0279	92,238	$32.75	22/11/2009
MQG0280	40,400	$44.88	08/12/2009
MQG0281	4,900	$34.60	08/12/2009
MQG0282	13,334	$32.75	08/12/2009
MQG0283	35,834	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	18,334	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0287	1,333	$48.61	24/01/2010

Listing of Macquarie Group Limited Options

Issued on 13 November 2007

MQG Code	Number	Exercise Price	Expiry Date
MQG0288	56,668	$49.31	08/02/2010
MQG0289	14,168	$49.47	08/02/2010
MQG0291	63,118	$49.16	22/02/2010
MQG0292	24,168	$49.51	08/03/2010
MQG0293	26,668	$49.57	22/03/2010
MQG0294	50,002	$47.82	08/04/2010
MQG0295	43,335	$45.14	22/04/2010
MQG0296	32,500	$49.31	08/04/2010
MQG0297	30,834	$45.89	09/05/2010
MQG0298	20,002	$49.18	23/05/2010
MQG0300	46,274	$54.24	08/06/2010
MQG0301	33,334	$58.02	22/06/2010
MQG0302	12,500	$49.18	22/06/2010
MQG0303	72,558	$60.41	08/07/2010
MQG0304	32,500	$63.42	22/07/2010
MQG0305	7,777,855	$63.34	01/08/2010
MQG0306	23,332	$62.13	08/08/2010
MQG0307	31,750	$63.34	08/08/2010
MQG0308	61,666	$63.33	22/08/2010
MQG0309	79,166	$65.72	08/09/2010
MQG0310	9,327	$63.34	08/09/2010
MQG0312	2,501	$35.28	22/09/2009
MQG0313	30,500	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0315	3,334	$44.94	08/12/2009
MQG0316	13,000	$63.34	10/10/2010
MQG0317	65,500	$70.56	10/10/2010
MQG0318	44,000	$64.16	24/10/2010
MQG0319	54,000	$66.92	08/11/2010
MQG0320	57,500	$70.60	22/11/2010
MQG0321	69,500	$68.24	08/12/2010
MQG0322	25,000	$68.36	22/12/2010
MQG0323	28,500	$67.85	09/01/2011
MQG0324	42,000	$70.47	23/01/2011
MQG0325	82,000	$63.09	08/02/2011
MQG0327	21,000	$61.33	22/02/2011
MQG0328	61,000	$60.35	08/03/2011
MQG0329	27,000	$61.91	22/03/2011
MQG0330	72,900	$68.01	10/04/2011
MQG0331	35,000	$68.83	24/04/2011
MQG0332	2,500	$32.75	09/08/2009

Listing of Macquarie Group Limited Options

Issued on 13 November 2007

MQG Code	Number	Exercise Price	Expiry Date
MQG0333	87,000	$70.21	08/05/2011
MQG0334	19,000	$66.83	22/05/2011
MQG0335	28,000	$65.12	08/06/2011
MQG0336	75,000	$65.95	22/06/2011
MQG0337	21,310	$68.03	10/07/2011
MQG0338	38,000	$62.75	22/07/2011
MQG0339	9,757,274	$61.79	01/08/2011
MQG0340	26,500	$61.79	08/08/2011
MQG0341	74,400	$60.99	08/08/2011
MQG0342	18,670	$61.79	22/08/2011
MQG0343	88,000	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	190,000	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	5,925	$61.79	09/10/2011
MQG0349	112,000	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	38,000	$72.17	23/10/2011
MQG0353	69,000	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	20,000	$74.11	22/11/2011
MQG0356	34,000	$71.92	08/12/2011
MQG0357	57,200	$75.57	22/12/2011
MQG0358	68,000	$78.24	08/01/2012
MQG0359	76,000	$79.33	22/01/2012
MQG0360	51,000	$82.57	08/02/2012
MQG0361	12,000	$83.55	22/02/2012
MQG0362	35,000	$80.01	08/03/2012
MQG0363	87,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	75,000	$85.30	10/04/2012
MQG0367	280,179	$87.73	23/04/2012
MQG0368	5,000	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	117,000	$89.76	08/05/2012
MQG0372	109,000	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012

Listing of Macquarie Group Limited Options

Issued on 13 November 2007

MQG Code	Number	Exercise Price	Expiry Date
MQG0374	64,600	$87.77	08/06/2012
MQG0375	42,000	$91.30	22/06/2012
MQG0376	106,000	$87.18	09/07/2012
MQG0377	80,000	$90.83	23/07/2012
MQG0378	57,000	$73.86	08/08/2012
MQG0379	10,384,764	$71.41	15/08/2012
MQG0380	61,275	$71.41	22/08/2012
MQG0381	71,000	$68.06	22/08/2012
MQG0382	102,990	$71.41	10/09/2012
MQG0383	163,000	$71.49	10/09/2012
MQG0384	1,750	$71.41	24/09/2012
MQG0385	126,200	$76.69	24/09/2012
MQG0386	5,200	$71.41	08/10/2012
MQG0387	74,000	$86.34	08/10/2012
MQG0388	84,000	$82.37	22/10/2012
	40,120,854		

Listing of Macquarie Group Limited Options

As at 30 November 2007

MQG Code	Number	Exercise Price	Expiry Date
MQG0142	12,934	$30.51	24/12/2007
MQG0147	12,500	$31.56	03/01/2008
MQG0166	1,668	$21.23	13/03/2008
MQG0169	4,168	$25.23	24/03/2008
MQG0173	1,668	$25.94	23/04/2008
MQG0176	8,330	$24.67	06/05/2008
MQG0187	3,334	$24.98	14/07/2008
MQG0190	1,668	$24.49	27/07/2008
MQG0196	1,668	$28.99	20/08/2008
MQG0200	5,000	$29.00	26/08/2008
MQG0202	1,592,508	$28.74	28/08/2008
MQG0203	1,668	$29.46	16/09/2008
MQG0206	12,500	$28.74	26/09/2008
MQG0207	193,279	$28.74	24/09/2008
MQG0208	9,250	$24.54	22/09/2008
MQG0209	4,004	$28.74	01/10/2008
MQG0212	5,000	$29.46	02/10/2008
MQG0214	1,668	$29.11	09/10/2008
MQG0216	10,834	$30.26	12/10/2008
MQG0220	1,668	$29.91	23/10/2008
MQG0221	5,000	$22.22	24/10/2008
MQG0222	8,334	$28.74	30/10/2008
MQG0224	12,500	$29.72	04/11/2008
MQG0225	2,750	$31.18	31/10/2008
MQG0226	1,668	$34.49	06/11/2008
MQG0228	4,168	$29.00	05/11/2008
MQG0231	1,668	$31.74	07/11/2008
MQG0233	4,168	$34.44	14/11/2008
MQG0235	5,000	$33.99	21/11/2008
MQG0237	5,000	$34.40	18/11/2008
MQG0241	1,668	$21.66	11/12/2008
MQG0245	4,300	$28.74	23/12/2008
MQG0248	12,500	$34.78	08/01/2009
MQG0249	4,168	$33.95	22/01/2009
MQG0252	3,336	$33.45	09/02/2009
MQG0253	5,002	$33.45	09/02/2009
MQG0254	9,170	$33.45	09/02/2009
MQG0255	5,000	$32.48	09/02/2009
MQG0256	21,670	$33.76	08/03/2009
MQG0257	10,002	$34.67	22/03/2009
MQG0258	3,400	$24.62	08/03/2009

Listing of Macquarie Group Limited Options

As at 30 November 2007

MQG Code	Number	Exercise Price	Expiry Date
MQG0259	3,334	$24.58	09/03/2009
MQG0260	23,336	$36.71	08/04/2009
MQG0261	17,504	$35.54	22/04/2009
MQG0262	26,700	$34.66	10/05/2009
MQG0263	20,004	$33.00	24/05/2009
MQG0264	8,334	$33.84	08/06/2009
MQG0265	10,838	$34.27	22/06/2009
MQG0266	19,168	$33.58	08/07/2009
MQG0267	767,705	$33.11	22/07/2009
MQG0268	1,632,083	$32.75	09/08/2009
MQG0269	1,385,669	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	463,987	$34.60	08/09/2009
MQG0272	85,944	$35.28	22/09/2009
MQG0273	124,412	$36.99	08/10/2009
MQG0274	46,100	$39.64	22/10/2009
MQG0275	57,889	$40.81	08/11/2009
MQG0276	68,870	$32.75	08/11/2009
MQG0277	11,667	$33.11	08/11/2009
MQG0278	29,687	$41.72	22/11/2009
MQG0279	92,238	$32.75	22/11/2009
MQG0280	40,400	$44.88	08/12/2009
MQG0281	4,900	$34.60	08/12/2009
MQG0282	6,668	$32.75	08/12/2009
MQG0283	35,834	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	18,334	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0287	1,333	$48.61	24/01/2010
MQG0288	56,668	$49.31	08/02/2010
MQG0289	12,502	$49.47	08/02/2010
MQG0291	54,786	$49.16	22/02/2010
MQG0292	24,168	$49.51	08/03/2010
MQG0293	26,668	$49.57	22/03/2010
MQG0294	40,004	$47.82	08/04/2010
MQG0295	43,335	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	30,834	$45.89	09/05/2010
MQG0298	20,002	$49.18	23/05/2010
MQG0300	46,274	$54.24	08/06/2010
MQG0301	33,334	$58.02	22/06/2010

Listing of Macquarie Group Limited Options

As at 30 November 2007

MQG Code	Number	Exercise Price	Expiry Date
MQG0302	12,500	$49.18	22/06/2010
MQG0303	72,558	$60.41	08/07/2010
MQG0304	20,000	$63.42	22/07/2010
MQG0305	7,629,739	$63.34	01/08/2010
MQG0306	23,332	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	61,666	$63.33	22/08/2010
MQG0309	75,000	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0312	2,501	$35.28	22/09/2009
MQG0313	30,500	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0315	3,334	$44.94	08/12/2009
MQG0316	13,000	$63.34	10/10/2010
MQG0317	65,500	$70.56	10/10/2010
MQG0318	44,000	$64.16	24/10/2010
MQG0319	52,667	$66.92	08/11/2010
MQG0320	57,500	$70.60	22/11/2010
MQG0321	69,500	$68.24	08/12/2010
MQG0322	25,000	$68.36	22/12/2010
MQG0323	28,500	$67.85	09/01/2011
MQG0324	42,000	$70.47	23/01/2011
MQG0325	82,000	$63.09	08/02/2011
MQG0327	21,000	$61.33	22/02/2011
MQG0328	61,000	$60.35	08/03/2011
MQG0329	27,000	$61.91	22/03/2011
MQG0330	72,900	$68.01	10/04/2011
MQG0331	24,000	$68.83	24/04/2011
MQG0332	2,500	$32.75	09/08/2009
MQG0333	87,000	$70.21	08/05/2011
MQG0334	19,000	$66.83	22/05/2011
MQG0335	28,000	$65.12	08/06/2011
MQG0336	75,000	$65.95	22/06/2011
MQG0337	21,310	$68.03	10/07/2011
MQG0338	38,000	$62.75	22/07/2011
MQG0339	9,726,063	$61.79	01/08/2011
MQG0340	26,500	$61.79	08/08/2011
MQG0341	74,400	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	88,000	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011

Listing of Macquarie Group Limited Options

As at 30 November 2007

MQG Code	Number	Exercise Price	Expiry Date
MQG0345	190,000	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	5,925	$61.79	09/10/2011
MQG0349	112,000	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	38,000	$72.17	23/10/2011
MQG0353	69,000	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	20,000	$74.11	22/11/2011
MQG0356	34,000	$71.92	08/12/2011
MQG0357	57,200	$75.57	22/12/2011
MQG0358	68,000	$78.24	08/01/2012
MQG0359	76,000	$79.33	22/01/2012
MQG0360	51,000	$82.57	08/02/2012
MQG0361	12,000	$83.55	22/02/2012
MQG0362	35,000	$80.01	08/03/2012
MQG0363	83,000	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	75,000	$85.30	10/04/2012
MQG0367	280,179	$87.73	23/04/2012
MQG0368	5,000	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	117,000	$89.76	08/05/2012
MQG0372	109,000	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	64,600	$87.77	08/06/2012
MQG0375	42,000	$91.30	22/06/2012
MQG0376	106,000	$87.18	09/07/2012
MQG0377	80,000	$90.83	23/07/2012
MQG0378	57,000	$73.86	08/08/2012
MQG0379	10,330,864	$71.41	15/08/2012
MQG0380	61,275	$71.41	22/08/2012
MQG0381	71,000	$68.06	22/08/2012
MQG0382	102,990	$71.41	10/09/2012
MQG0383	163,000	$71.49	10/09/2012
MQG0384	1,750	$71.41	24/09/2012
MQG0385	126,200	$76.69	24/09/2012

Listing of Macquarie Group Limited Options

As at 30 November 2007

MQG Code	Number	Exercise Price	Expiry Date
MQG0386	5,200	$71.41	08/10/2012
MQG0387	74,000	$86.34	08/10/2012
MQG0388	84,000	$82.37	22/10/2012
MQG0389	54,000	$77.55	22/11/2012
	39,284,215		

Maquarie Grou› of Companies
Australia and W·orldwide

No.1 Martin Place
Sydney NS‹ 2000
GPO Box 4794
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

17 December 2007

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 14 December 2007, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.034%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 14 December 2007, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.018%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone:	+ 61 2 8232 9739
Fax:	+ 61 2 8232 4437
Email:	Substantial.Holdings@macquarie.com

ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE

MACQUARIE GROUP – PRO-FORMA INTERIM FINANCIAL RESULTS FOR HALF YEAR TO 30 SEPTEMBER 2007

23 NOVEMBER, 2007

Following the release of the Macquarie Group Limited and Macquarie Bank Limited interim financial results for the half-year to 30 September, 2007, the following pro-forma interim financial information for Macquarie Group Limited and Macquarie Bank Limited is provided for illustrative purposes only.

This information was prepared on the same basis as the 31 March, 2007 pro-forma financial statements previously included with the Explanatory Memorandum which was provided to shareholders on 14 September, 2007.

Contact:

Richard Nelson
Investor Relations
Macquarie Group
Tel: +61 (2) 8232 5008
richard.nelson@macquarie.com

MBL PRO-FORMA FINANCIAL STATEMENTS

A. INTRODUCTION

a) Overview

The following presents a summary of the unaudited financial information that reflects the effect of the Restructure of the MBL Group:

- Pro-forma consolidated balance sheet of MBL Group as at 30 September 2007 as if the Restructure was in place on that date;
- Pro-forma consolidated income statement of MBL Group for the half year ended 30 September 2007 assuming that the Restructure was in place on 1 April 2007;
- Assumptions and notes of the adjustments relevant to the above;
- Reconciliation of these pro-forma financials to the consolidated Macquarie Bank 2008 Interim Financial Report Half Year Ended 30 September 2007.

(Collectively, the 'Financial Information').

This Financial Information is provided for illustrative purposes only. It does not represent what MBL Group's financial results actually would have been if the Restructure had in fact occurred on the dates above. It is not representative of the financial results of any future periods.

b) Basis of preparation

The Financial Information has been prepared in accordance with the recognition and measurement principles of Australian Accounting Standards (which includes Australian interpretations by virtue of AASB 1048), the Corporations Act, the Corporations Regulations and the historical cost convention except as otherwise stated.

The Financial Information is presented in an abbreviated form and therefore it does not comply with all presentation and disclosure requirements of Australian Accounting Standards applicable to annual reports prepared in accordance with the Corporations Act.

The accounting policies adopted by entities within the MBL Group are unchanged from those policies adopted by MBL and its controlled entities as reported in Note 1 to the Financial Statements of the Macquarie Bank 2007 Financial Report.

c) Methodology used to determine post-Restructure Financial Information

On 13 November 2007, MBL implemented a Restructure of the MBL Group under which a new listed Non Operating Holding Company, MGL, was established as the ultimate parent of the MBL Group comprising two separate groups:

- A Banking Group which comprises the activities of the Banking and Securitisation Group, Equity Markets Group (except for certain activities), Financial Services Group, Funds Management Group, Real Estate Group and Treasury and Commodities Group (except for certain activities); and
- A Non-Banking Group which comprises most of the activities of the Macquarie Capital Group (formerly Investment Banking Group) and certain Equity Markets and Treasury & Commodities activities.

MBL and its controlled entities form the Banking Group.

The Restructure involved the transfer of certain entities and assets from MBL and other controlled entities to the newly formed Non-Banking Group.

As mentioned in Section 3 of the Explanatory Memorandum, certain assets of Macquarie Capital Products and Macquarie Capital Finance remain in the Banking Group because it was considered impractical to transfer these to the Non-Banking Group. Conversely, certain Equity Markets and Treasury & Commodities activities will operate in the Non-Banking Group.

Section 3 of the Explanatory Memorandum contains a more detailed description of the MGL Group following the Restructure, including the activities of the Banking Group and the Non-Banking Group and the debt refinancing arrangements.

Employment arrangements for MGL staff after the Restructure will result in staff, and their associated employment costs and provisions, being assigned to either the Banking or the Non-Banking Group depending on their business area.

Group-wide service costs, including employment costs and other operating expenses will be appropriately on-charged to the Banking and Non-Banking Groups on a representative basis (i.e. based on usage). Profit share has been allocated to each Group based on their respective contributions to profit after tax.

The Financial Information presented here is based on the initial split of controlled entities and assets (as described in Section 3 of the Explanatory Memorandum), and the proposed arrangements with respect to employment and other operating costs.

B. PRO-FORMA CONSOLIDATED BALANCE SHEET AS AT 30 SEPTEMBER 2007

The pro-forma consolidated balance sheet of MBL Group has been prepared to illustrate the transfer of assets, liabilities and equity from MBL to the Non-Banking Group, assuming the Restructure was in place at 30 September 2007. The Non-Banking Group for the purpose of the pro-forma consolidated balance sheet includes the Non-Banking Group, MGL standalone and the service entities (which provide group services to the Banking and Non-Banking Groups).

The pro-forma consolidated balance sheet has been prepared as follows:

- The consolidated balance sheet for MBL at 30 September 2007 has been split into the Banking and Non-Banking Groups in accordance with the Restructure as if it were in place at 30 September 2007;
- The equity of MBL has been split between the Banking and Non-Banking Groups. This has been reflected as a reduction of capital from the Banking Group to MGL. MGL has subsequently injected this capital into the Non-Banking Group as a capital contribution;
- The Non-Banking Group, as well as certain Banking non-ELE entities, are funded by external debt facilities via MGL as if they were in place at 30 September 2007; and
- Certain pro-forma adjustments have been made to reflect proposed operating and funding arrangements. These adjustments have been described in further detail in Section D.

The information that follows has been extracted from financial information of MBL and its controlled entities contained within the 2008 Interim Financial Report.

As at 30 September 2007 (A$ millions)

	Macquarie Bank Limited historical consolidated accounts	Other pro forma adjustments	Pro forma Non Banking Group to be transferred	Pro forma Macquarie Bank Limited consolidated accounts	Notes
ASSETS					
Cash and balances with central banks	3	-	-	3	
Due from banks	6,887	1,770	3,561	5,096	D(a)(i)
Cash collateral on securities borrowed and reverse repurchase agreements	22,367	-	1,658	20,709	
Trading portfolio assets	16,693	-	523	16,170	
Loan assets held at amortised cost	49,911	-	3,402	46,509	
Other financial assets at fair value through profit and loss	4,412	-	487	3,925	
Derivative financial instruments - positive values	16,991	-	817	16,174	
Other assets	10,103	-	6,925	3,178	
Investment securities available for sale	12,092	-	911	11,181	
Intangible assets	101	-	3	98	
Life investment contracts and other unit holder assets	6,363	-	(10)	6,373	
Interest in associates and joint ventures using the equity method	4,784	-	2,719	2,065	
Property, plant and equipment	277	-	213	64	
Investments in controlled entities		-	-	-	
Deferred income tax assets	639	-	750	(111)	
Assets and disposal groups classified as held for sale	835	-	835	-	
Intercompany receivables	-	-	-	-	
TOTAL ASSETS	152,458	1,770	22,794	131,434	
LIABILITIES					
Due to banks	5,016	-	798	4,218	
Cash collateral on securities lent and repurchase agreements	16,945	-	1,102	15,843	
Trading portfolio liabilities	9,875	-	1,055	8,820	
Derivative financial instruments – negative values	15,555	-	28	15,527	
Deposits	12,305	-	227	12,078	
Debt issued at amortised cost	55,304	1,770	10,787	46,287	D(a)(i)
Other financial liabilities at fair value through profit and loss	5,744	-	35	5,709	
Other liabilities	12,600	-	7,833	4,767	
Current tax liabilities	222	-	191	31	
Life investment contracts and other unit holder liabilities	6,355	-	-	6,355	
Provisions	170	-	65	105	
Deferred income tax liabilities	106	-	62	44	
Liabilities of disposal groups classified as held for sale	272	-	272	-	
Loan capital	2,574	-	-	2,574	
Intercompany payables	-	-	(2,815)	2,815	
TOTAL LIABILITIES	143,043	1,770	19,640	125,173	
NET ASSETS	9,415	-	3,154	6,261	
EQUITY					
Ordinary share capital	4,336	-	3,000	1,336	
Treasury shares	(10)	-	(10)	-	
Macquarie Income Securities	391	-	-	391	
Convertible debentures	-	-	-	-	
Reserves (including share based payment reserve)	513	-	154	359	
Options reserves	-	-	-	-	
Retained earnings	3,373	-	-	3,373	
Minority interest	812	-	10	802	
TOTAL EQUITY	9,415	-	3,154	6,261	

C. PRO-FORMA CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

The pro-forma consolidated income statement of MBL Group has been prepared to illustrate the financial performance of the Banking Group for the half year ended 30 September 2007, assuming that the Restructure was in place at 1 April 2007.

The pro-forma consolidated income statement has been prepared as follows:

- The consolidated income statement for MBL for the half year ended 30 September 2007 has been split into the Banking and Non-Banking Groups in accordance with the Restructure as if it was in place at 1 April 2007;
- The service entities which provide group-wide services to the Banking and Non-Banking Groups have been included within the Non Banking Group;
- The Non-Banking Group, as well as certain Banking non-ELE entities, are funded by external debt facilities via MGL as if they were in place at 1 April 2007;
- The impact of the one-off costs of implementing the proposed Restructure incurred for the 6 months reporting period to 30 September 2007 have been excluded from the pro-forma consolidated income statement; and
- Certain pro-forma adjustments have been made to reflect the proposed operating and funding arrangements. These adjustments have been described in Section D.

For the half year ending 30 September 2007 (A$ million)

	Macquarie Bank Limited historical consolidated accounts	Other pro forma adjustments	Pro forma Non Banking Group to be transferred	Pro forma Macquarie Bank Limited consolidated accounts	Notes
Net interest income	523	(25)	60	438	D(b)(i)
Fee and commission income	2,478	-	1,918	560	
Net trading income	843	-	14	829	
Share of net profits of associates and joint ventures using the equity method	94	-	37	57	
Other operating income	815	-	553	262	
Impairment charges	(43)	-	(10)	(33)	
Total operating income	4,710	(25)	2,572	2,113	
Employment expenses	(2,420)	(33)	(1,380)	(1,073)	D(b)(iii)
Brokerage and commission expenses	(313)	-	(57)	(256)	
Occupancy expenses	(121)	-	(59)	(62)	
Non-salary technology expenses	(100)	-	(39)	(61)	
Other operating expenses	(383)	44	(165)	(174)	D(b)(ii)
Total operating expenses	(3,337)	11	(1,700)	(1,626)	
Operating profit before income tax	1,373	(14)	872	487	
Income tax expense	(273)	34	(200)	(39)	D(b)(iii)
Profit from ordinary activities after income tax	1,100	20	672	448	
Profit attributable to minority interests	(24)	-	-	(24)	
Profit attributable to equity holders	1,076	20	672	424	
Distributions paid or provided on Macquarie Income Securities	(16)	-	-	(16)	
Profit attributable to ordinary equity holders	1,060	20	672	408	

D. RESTRUCTURE ADJUSTMENTS TO PRO-FORMA CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT AS COMPARED TO MACQUARIE BANK 2008 INTERIM FINANCIAL REPORT

(a) Balance sheet

(i) As part of this Restructure, the Non-Banking Group will be subject to its own liquidity requirements which will differ from those required of an ADI. In complying with these, the Non-Banking Group will be required to hold an additional A$2.2 billion of liquid assets which will be funded, via MGL, by additional external debt facilities. There will also be a reduction in the liquidity requirements of the Banking Group of A$0.4 billion.

(b) Income statement

The adjustments comprise the following:

(i) MGL's cost of funding is expected to be higher than that of MBL. The pro-forma income statement for MGL assumes an increased funding cost, inclusive of debt arrangement fee amortisation, and net of earnings on the additional liquid assets of A$25 million for the 6 months reporting period. This estimated cost is based on indicative rates assumed under current market conditions. Actual costs will vary depending on prevailing market conditions;

(ii) One-off costs of implementing the Restructure incurred for the six months reporting period to 30 September 2007 (A$49 million) have been excluded from the pro-forma consolidated income statement. Estimated on-going additional operational costs resulting from the Restructure have been included and are not expected to be greater than A$10 million per annum (A$5 million for six months); and

(iii) The consolidated Macquarie Group's profit share and tax expense have been reduced given the additional expenses incurred by the Macquarie Group in the pro-forma income statement.

E. INTRODUCTION

a) Overview

The following presents a summary of the unaudited pro-forma financial information that reflects the effect of the Restructure of the MGL Group:

- Pro-forma consolidated balance sheet of MGL Group as at 30 September 2007 as if the Restructure was in place on that date;
- Pro-forma consolidated income statement of MGL Group for the half year ended 30 September 2007 assuming that the Restructure was in place on 1 April 2007;
- Assumptions and notes on the adjustments relevant to the above;
- Reconciliation of these pro-forma financials to the consolidated Macquarie Bank 2008 Interim Financial Report Half Year Ended 30 September 2007.

(Collectively, the 'Financial Information').

This Financial Information is provided for illustrative purposes only. It does not represent what Macquarie's financial results actually would have been if the Restructure had in fact occurred on the dates above. It is not representative of the financial results for any future periods.

b) Basis of preparation

The Financial Information has been prepared in accordance with the recognition and measurement principles of Australian Accounting Standards (which includes Australian interpretations by virtue of AASB 1048), the Corporations Act, the Corporations Regulations and the historical cost convention except as otherwise stated.

The Financial Information is presented in an abbreviated form and therefore it does not comply with all presentation and disclosure requirements of Australian Accounting Standards applicable to annual and interim reports prepared in accordance with the Corporations Act.

The accounting policies adopted by entities within the MGL Group are unchanged from those policies adopted by MBL and its controlled entities as reported in Note 1 to the Financial Statements of the Macquarie Bank 2007 Financial Report.

c) Methodology used to determine post-Restructure Financial information

On 13 November 2007, MBL implemented a Restructure of the MBL Group under which a new listed NOHC, MGL, was established as the ultimate parent comprising two separate groups:

- A Banking Group which comprises the activities of the Banking and Securitisation Group, Equity Markets Group (except for certain activities), Financial Services Group, Funds Management Group, Real Estate Group and Treasury and Commodities Group (except for certain activities); and
- A Non-Banking Group which comprises most of the activities of the Macquarie Capital Group (formerly Investment Banking Group) and certain Equity Markets and Treasury & Commodities activities.

The Restructure involved the transfer of certain entities and assets from MBL and other controlled entities to the newly formed Non-Banking Group.

Section 3 of the Explanatory Memorandum contains a more detailed description of the MGL Group following the Restructure, including the activities of the Banking Group and the Non-Banking Group and the debt refinancing arrangements.

F. PRO-FORMA CONSOLIDATED BALANCE SHEET OF MGL GROUP AS AT 30 SEPTEMBER 2007

The pro-forma consolidated balance sheet of MGL Group has been prepared assuming the Restructure was in place at 30 September 2007.

The pro-forma consolidated balance sheet has been prepared as follows:

- The consolidated balance sheet for MGL at 30 September 2007 includes certain pro-forma adjustments which have been made to reflect proposed operating and funding arrangements. These adjustments have been described in further detail in Section D.

The information that follows has been extracted from financial information of MBL and its controlled entities contained within MBL's 2008 Interim Financial Report.

As at 30 September 2007 (A$ millions)

	Macquarie Bank Limited historical consolidated accounts	Other Pro forma Adjustments	Pro forma Macquarie Group Limited consolidated accounts	Notes
ASSETS				
Cash and balances with central banks	3	-	3	
Due from banks	6,887	1,770	8,657	D(a)(i)
Cash collateral on securities borrowed and reverse repurchase agreements	22,367	-	22,367	
Trading portfolio assets	16,693	-	16,693	
Loan assets held at amortised cost	49,911	-	49,911	
Other financial assets at fair value through profit and loss	4,412	-	4,412	
Derivative financial instruments - positive values	16,991	-	16,991	
Other assets	10,103	-	10,103	
Investment securities available for sale	12,092	-	12,092	
Intangible assets	101	-	101	
Life investment contracts and other unit holder assets	6,363	-	6,363	
Interest in associates and joint ventures using the equity method	4,784	-	4,784	
Property, plant and equipment	277	-	277	
Deferred income tax assets	639	-	639	
Assets and disposal groups classified as held for sale	835	-	835	
TOTAL ASSETS	152,458	1,770	154,228	
LIABILITIES				
Due to banks	5,016	-	5,016	
Cash collateral on securities lent and repurchase agreements	16,945	-	16,945	
Trading portfolio liabilities	9,875	-	9,875	
Derivative financial instruments – negative values	15,555	-	15,555	
Deposits	12,305	-	12,305	
Debt issued at amortised cost	55,304	1,770	57,074	D(a)(i)
Other financial liabilities at fair value through profit and loss	5,744	-	5,744	
Other liabilities	12,600	-	12,600	
Current tax liabilities	222	-	222	
Life investment contracts and other unit holder liabilities	6,355	-	6,355	
Provisions	170	-	170	
Deferred income tax liabilities	106	-	106	
Liabilities of disposal groups classified as held for sale	272	-	272	
Loan capital	2,574	-	2,574	
TOTAL LIABILITIES	143,043	1,770	144,813	
NET ASSETS	9,415	-	9,415	
EQUITY				
Ordinary share capital	4,336	-	4,336	
Treasury shares	(10)	-	(10)	
Macquarie Income Securities	391	-	391	
Reserves (including share based payment reserve)	513	-	513	
Retained earnings	3,373	-	3,373	
Minority interest	812	-	812	
TOTAL EQUITY	9,415	-	9,415	

G. PRO-FORMA CONSOLIDATED INCOME STATEMENT FOR THE HALF YEAR ENDED 30 SEPTEMBER 2007

The pro-forma consolidated income statement has been prepared to illustrate the financial performance of the consolidated MGL Group for the half-year ended 30 September 2007, assuming that the Restructure was in place at 1 April 2007.

The pro-forma consolidated income statement has been prepared as follows:

- The consolidated income statement for MGL for the half-year ended 30 September 2007 includes certain pro-forma adjustments which have been made to reflect proposed operating and funding arrangements. These adjustments have been described in Section D; and
- The impact of the one-off costs of implementing the Restructure incurred for the 6 months reporting period to 30 September 2007 have been excluded from the pro-forma consolidated income statement.

For the half year ending 30 September 2007 (A$ million)

	Macquarie Bank Limited historical consolidated accounts	Other Pro forma Adjustments	Pro forma Macquarie Group Limited consolidated account	Notes
Net interest income	523	(25)	498	D(b)(i)
Fee and commission income	2,478	-	2,478	
Net trading income	843	-	843	
Share of net profits of associates and joint ventures using the equity method	94	-	94	
Other operating income	815	-	815	
Impairment charges	(43)	-	(43)	
Total operating income	4,710	(25)	4,685	
Employment expenses	(2,420)	(33)	(2,453)	D(b)(ii)
Brokerage and commission expenses	(313)	-	(313)	
Occupancy expenses	(121)	-	(121)	
Non-salary technology expenses	(100)	-	(100)	
Other operating expenses	(383)	44	(339)	D(b)(ii)
Total operating expenses	(3,337)	11	(3,326)	
Operating profit before income tax	1,373	(14)	1,359	
Income tax expense	(273)	34	(239)	D(b)(iii)
Profit from ordinary activities after income tax	1,100	20	1,120	
Profit attributable to minority interests	(24)	-	(24)	
Profit attributable to equity holders	1,076	20	1,096	
Distributions paid or provided on Macquarie Income Securities	(16)	-	(16)	
Profit attributable to ordinary equity holders	1,060	20	1,080	

H. RESTRUCTURE ADJUSTMENTS TO PRO-FORMA CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT AS COMPARED TO MACQUARIE BANK 2008 INTERIM FINANCIAL REPORT HALF YEAR ENDED 30 SEPTEMBER 2007

(a) Balance sheet

(i) As part of this Restructure, the Non-Banking Group will be subject to its own liquidity requirements which will differ from those required of an ADI. In complying with these, the Non-Banking Group will be required to hold an additional A$2.2 billion of liquid assets which will be funded, via MGL, by additional external debt facilities. There will also be a reduction in the liquidity requirements of the Banking Group of A$0.4 billion.

(b) Income statement

The adjustments comprise the following:

(i) MGL's cost of funding is expected to be higher than that of MBL. The pro-forma income statement for MGL assumes an increased funding cost, inclusive of debt arrangement fee amortisation, and net of earnings on the additional liquid assets of A$25 million for the 6 months reporting period. This estimated cost is based on indicative rates assumed under current market conditions. Actual costs will vary depending on prevailing market conditions;

(ii) One-off costs of implementing the Restructure incurred for the six months reporting period to 30 September 2007 (A$49 million) have been excluded from the pro-forma consolidated income statement. Estimated on-going additional operational costs resulting from the Restructure have been included and are not expected to be greater than A$10 million per annum (A$5 million for six months); and

(iii) The consolidated Macquarie Group's profit share and tax expense have been reduced given the additional expenses incurred by the Macquarie Group in the pro-forma income statement.

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 ...
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE

MACQUARIE GROUP – PRO-FORMA INTERIM FINANCIAL RESULTS FOR HALF YEAR TO 30 SEPTEMBER 2007

23 NOVEMBER, 2007

Following the release of the Macquarie Group Limited and Macquarie Bank Limited interim financial results for the half-year to 30 September, 2007, the following pro-forma interim financial information for Macquarie Group Limited and Macquarie Bank Limited is provided for illustrative purposes only.

This information was prepared on the same basis as the 31 March, 2007 pro-forma financial statements previously included with the Explanatory Memorandum which was provided to shareholders on 14 September, 2007.

Contact:

Richard Nelson
Investor Relations
Macquarie Group
Tel: +61 (2) 8232 5008
richard.nelson@macquarie.com

MBL PRO-FORMA FINANCIAL STATEMENTS

A. INTRODUCTION

a) Overview

The following presents a summary of the unaudited financial information that reflects the effect of the Restructure of the MBL Group:

- Pro-forma consolidated balance sheet of MBL Group as at 30 September 2007 as if the Restructure was in place on that date;
- Pro-forma consolidated income statement of MBL Group for the half year ended 30 September 2007 assuming that the Restructure was in place on 1 April 2007;
- Assumptions and notes of the adjustments relevant to the above;
- Reconciliation of these pro-forma financials to the consolidated Macquarie Bank 2008 Interim Financial Report Half Year Ended 30 September 2007.

(Collectively, the 'Financial Information').

This Financial Information is provided for illustrative purposes only. It does not represent what MBL Group's financial results actually would have been if the Restructure had in fact occurred on the dates above. It is not representative of the financial results of any future periods.

b) Basis of preparation

The Financial Information has been prepared in accordance with the recognition and measurement principles of Australian Accounting Standards (which includes Australian interpretations by virtue of AASB 1048), the Corporations Act, the Corporations Regulations and the historical cost convention except as otherwise stated.

The Financial Information is presented in an abbreviated form and therefore it does not comply with all presentation and disclosure requirements of Australian Accounting Standards applicable to annual reports prepared in accordance with the Corporations Act.

The accounting policies adopted by entities within the MBL Group are unchanged from those policies adopted by MBL and its controlled entities as reported in Note 1 to the Financial Statements of the Macquarie Bank 2007 Financial Report.

c) Methodology used to determine post-Restructure Financial Information

On 13 November 2007, MBL implemented a Restructure of the MBL Group under which a new listed Non Operating Holding Company, MGL, was established as the ultimate parent of the MBL Group comprising two separate groups:

- A Banking Group which comprises the activities of the Banking and Securitisation Group, Equity Markets Group (except for certain activities), Financial Services Group, Funds Management Group, Real Estate Group and Treasury and Commodities Group (except for certain activities); and
- A Non-Banking Group which comprises most of the activities of the Macquarie Capital Group (formerly Investment Banking Group) and certain Equity Markets and Treasury & Commodities activities.

MBL and its controlled entities form the Banking Group.

The Restructure involved the transfer of certain entities and assets from MBL and other controlled entities to the newly formed Non-Banking Group.

As mentioned in Section 3 of the Explanatory Memorandum, certain assets of Macquarie Capital Products and Macquarie Capital Finance remain in the Banking Group because it was considered impractical to transfer these to the Non-Banking Group. Conversely, certain Equity Markets and Treasury & Commodities activities will operate in the Non-Banking Group.

Section 3 of the Explanatory Memorandum contains a more detailed description of the MGL Group following the Restructure, including the activities of the Banking Group and the Non-Banking Group and the debt refinancing arrangements.

Employment arrangements for MGL staff after the Restructure will result in staff, and their associated employment costs and provisions, being assigned to either the Banking or the Non-Banking Group depending on their business area.

Group-wide service costs, including employment costs and other operating expenses will be appropriately on-charged to the Banking and Non-Banking Groups on a representative basis (i.e. based on usage). Profit share has been allocated to each Group based on their respective contributions to profit after tax.

The Financial Information presented here is based on the initial split of controlled entities and assets (as described in Section 3 of the Explanatory Memorandum), and the proposed arrangements with respect to employment and other operating costs.

B. PRO-FORMA CONSOLIDATED BALANCE SHEET AS AT 30 SEPTEMBER 2007

The pro-forma consolidated balance sheet of MBL Group has been prepared to illustrate the transfer of assets, liabilities and equity from MBL to the Non-Banking Group, assuming the Restructure was in place at 30 September 2007. The Non-Banking Group for the purpose of the pro-forma consolidated balance sheet includes the Non-Banking Group, MGL standalone and the service entities (which provide group services to the Banking and Non-Banking Groups).

The pro-forma consolidated balance sheet has been prepared as follows:

- The consolidated balance sheet for MBL at 30 September 2007 has been split into the Banking and Non-Banking Groups in accordance with the Restructure as if it were in place at 30 September 2007;
- The equity of MBL has been split between the Banking and Non-Banking Groups. This has been reflected as a reduction of capital from the Banking Group to MGL. MGL has subsequently injected this capital into the Non-Banking Group as a capital contribution;
- The Non-Banking Group, as well as certain Banking non-ELE entities, are funded by external debt facilities via MGL as if they were in place at 30 September 2007; and
- Certain pro-forma adjustments have been made to reflect proposed operating and funding arrangements. These adjustments have been described in further detail in Section D.

The information that follows has been extracted from financial information of MBL and its controlled entities contained within the 2008 Interim Financial Report.

As at 30 September 2007 (A$ millions)

	Macquarie Bank Limited historical consolidated accounts	Other pro forma adjustments	Pro forma Non Banking Group to be transferred	Pro forma Macquarie Bank Limited consolidated accounts	Notes
ASSETS					
Cash and balances with central banks	3	-	-	3	
Due from banks	6,887	1,770	3,561	5,096	D(a)(i)
Cash collateral on securities borrowed and reverse repurchase agreements	22,367	-	1,658	20,709	
Trading portfolio assets	16,693	-	523	16,170	
Loan assets held at amortised cost	49,911	-	3,402	46,509	
Other financial assets at fair value through profit and loss	4,412	-	487	3,925	
Derivative financial instruments - positive values	16,991	-	817	16,174	
Other assets	10,103	-	6,925	3,178	
Investment securities available for sale	12,092	-	911	11,181	
Intangible assets	101	-	3	98	
Life investment contracts and other unit holder assets	6,363	-	(10)	6,373	
Interest in associates and joint ventures using the equity method	4,784	-	2,719	2,065	
Property, plant and equipment	277	-	213	64	
Investments in controlled entities		-	-	-	
Deferred income tax assets	639	-	750	(111)	
Assets and disposal groups classified as held for sale	835	-	835	-	
Intercompany receivables	-	-	-	-	
TOTAL ASSETS	152,458	1,770	22,794	131,434	
LIABILITIES					
Due to banks	5,016	-	798	4,218	
Cash collateral on securities lent and repurchase agreements	16,945	-	1,102	15,843	
Trading portfolio liabilities	9,875	-	1,055	8,820	
Derivative financial instruments – negative values	15,555	-	28	15,527	
Deposits	12,305	-	227	12,078	
Debt issued at amortised cost	55,304	1,770	10,787	46,287	D(a)(i)
Other financial liabilities at fair value through profit and loss	5,744	-	35	5,709	
Other liabilities	12,600	-	7,833	4,767	
Current tax liabilities	222	-	191	31	
Life investment contracts and other unit holder liabilities	6,355	-	-	6,355	
Provisions	170	-	65	105	
Deferred income tax liabilities	106	-	62	44	
Liabilities of disposal groups classified as held for sale	272	-	272	-	
Loan capital	2,574	-	-	2,574	
Intercompany payables	-	-	(2,815)	2,815	
TOTAL LIABILITIES	143,043	1,770	19,640	125,173	
NET ASSETS	9,415	-	3,154	6,261	
EQUITY					
Ordinary share capital	4,336	-	3,000	1,336	
Treasury shares	(10)	-	(10)	-	
Macquarie Income Securities	391	-	-	391	
Convertible debentures	-	-	-	-	
Reserves (including share based payment reserve)	513	-	154	359	
Options reserves	-	-	-	-	
Retained earnings	3,373	-	-	3,373	
Minority interest	812	-	10	802	
TOTAL EQUITY	9,415	-	3,154	6,261	

C. PRO-FORMA CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2007

The pro-forma consolidated income statement of MBL Group has been prepared to illustrate the financial performance of the Banking Group for the half year ended 30 September 2007, assuming that the Restructure was in place at 1 April 2007.

The pro-forma consolidated income statement has been prepared as follows:

- The consolidated income statement for MBL for the half year ended 30 September 2007 has been split into the Banking and Non-Banking Groups in accordance with the Restructure as if it was in place at 1 April 2007;
- The service entities which provide group-wide services to the Banking and Non-Banking Groups have been included within the Non Banking Group;
- The Non-Banking Group, as well as certain Banking non-ELE entities, are funded by external debt facilities via MGL as if they were in place at 1 April 2007;
- The impact of the one-off costs of implementing the proposed Restructure incurred for the 6 months reporting period to 30 September 2007 have been excluded from the pro-forma consolidated income statement; and
- Certain pro-forma adjustments have been made to reflect the proposed operating and funding arrangements. These adjustments have been described in Section D.

For the half year ending 30 September 2007 (A$ million)

	Macquarie Bank Limited historical consolidated accounts	Other pro forma adjustments	Pro forma Non Banking Group to be transferred	Pro forma Macquarie Bank Limited consolidated accounts	Notes
Net interest income	523	(25)	60	438	D(b)(i)
Fee and commission income	2,478	-	1,918	560	
Net trading income	843	-	14	829	
Share of net profits of associates and joint ventures using the equity method	94	-	37	57	
Other operating income	815	-	553	262	
Impairment charges	(43)	-	(10)	(33)	
Total operating income	4,710	(25)	2,572	2,113	
Employment expenses	(2,420)	(33)	(1,380)	(1,073)	D(b)(iii)
Brokerage and commission expenses	(313)	-	(57)	(256)	
Occupancy expenses	(121)	-	(59)	(62)	
Non-salary technology expenses	(100)	-	(39)	(61)	
Other operating expenses	(383)	44	(165)	(174)	D(b)(ii)
Total operating expenses	(3,337)	11	(1,700)	(1,626)	
Operating profit before income tax	1,373	(14)	872	487	
Income tax expense	(273)	34	(200)	(39)	D(b)(ii)
Profit from ordinary activities after income tax	1,100	20	672	448	
Profit attributable to minority interests	(24)	-	-	(24)	
Profit attributable to equity holders	1,076	20	672	424	
Distributions paid or provided on Macquarie Income Securities	(16)	-	-	(16)	
Profit attributable to ordinary equity holders	1,060	20	672	408	

D. RESTRUCTURE ADJUSTMENTS TO PRO-FORMA CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT AS COMPARED TO MACQUARIE BANK 2008 INTERIM FINANCIAL REPORT

(a) Balance sheet

(i) As part of this Restructure, the Non-Banking Group will be subject to its own liquidity requirements which will differ from those required of an ADI. In complying with these, the Non-Banking Group will be required to hold an additional A$2.2 billion of liquid assets which will be funded, via MGL, by additional external debt facilities. There will also be a reduction in the liquidity requirements of the Banking Group of A$0.4 billion.

(b) Income statement

The adjustments comprise the following:

(i) MGL's cost of funding is expected to be higher than that of MBL. The pro-forma income statement for MGL assumes an increased funding cost, inclusive of debt arrangement fee amortisation, and net of earnings on the additional liquid assets of A$25 million for the 6 months reporting period. This estimated cost is based on indicative rates assumed under current market conditions. Actual costs will vary depending on prevailing market conditions;

(ii) One-off costs of implementing the Restructure incurred for the six months reporting period to 30 September 2007 (A$49 million) have been excluded from the pro-forma consolidated income statement. Estimated on-going additional operational costs resulting from the Restructure have been included and are not expected to be greater than A$10 million per annum (A$5 million for six months); and

(iii) The consolidated Macquarie Group's profit share and tax expense have been reduced given the additional expenses incurred by the Macquarie Group in the pro-forma income statement.

E. INTRODUCTION

a) Overview

The following presents a summary of the unaudited pro-forma financial information that reflects the effect of the Restructure of the MGL Group:

- Pro-forma consolidated balance sheet of MGL Group as at 30 September 2007 as if the Restructure was in place on that date;
- Pro-forma consolidated income statement of MGL Group for the half year ended 30 September 2007 assuming that the Restructure was in place on 1 April 2007;
- Assumptions and notes on the adjustments relevant to the above;
- Reconciliation of these pro-forma financials to the consolidated Macquarie Bank 2008 Interim Financial Report Half Year Ended 30 September 2007.

(Collectively, the 'Financial Information').

This Financial Information is provided for illustrative purposes only. It does not represent what Macquarie's financial results actually would have been if the Restructure had in fact occurred on the dates above. It is not representative of the financial results for any future periods.

b) Basis of preparation

The Financial Information has been prepared in accordance with the recognition and measurement principles of Australian Accounting Standards (which includes Australian interpretations by virtue of AASB 1048), the Corporations Act, the Corporations Regulations and the historical cost convention except as otherwise stated.

The Financial Information is presented in an abbreviated form and therefore it does not comply with all presentation and disclosure requirements of Australian Accounting Standards applicable to annual and interim reports prepared in accordance with the Corporations Act.

The accounting policies adopted by entities within the MGL Group are unchanged from those policies adopted by MBL and its controlled entities as reported in Note 1 to the Financial Statements of the Macquarie Bank 2007 Financial Report.

c) Methodology used to determine post-Restructure Financial information

On 13 November 2007, MBL implemented a Restructure of the MBL Group under which a new listed NOHC, MGL, was established as the ultimate parent comprising two separate groups:

- A Banking Group which comprises the activities of the Banking and Securitisation Group, Equity Markets Group (except for certain activities), Financial Services Group, Funds Management Group, Real Estate Group and Treasury and Commodities Group (except for certain activities); and
- A Non-Banking Group which comprises most of the activities of the Macquarie Capital Group (formerly Investment Banking Group) and certain Equity Markets and Treasury & Commodities activities.

The Restructure involved the transfer of certain entities and assets from MBL and other controlled entities to the newly formed Non-Banking Group.

Section 3 of the Explanatory Memorandum contains a more detailed description of the MGL Group following the Restructure, including the activities of the Banking Group and the Non-Banking Group and the debt refinancing arrangements.

F. PRO-FORMA CONSOLIDATED BALANCE SHEET OF MGL GROUP AS AT 30 SEPTEMBER 2007

The pro-forma consolidated balance sheet of MGL Group has been prepared assuming the Restructure was in place at 30 September 2007.

The pro-forma consolidated balance sheet has been prepared as follows:

- The consolidated balance sheet for MGL at 30 September 2007 includes certain pro-forma adjustments which have been made to reflect proposed operating and funding arrangements. These adjustments have been described in further detail in Section D.

The information that follows has been extracted from financial information of MBL and its controlled entities contained within MBL's 2008 Interim Financial Report.

As at 30 September 2007 (A$ millions)

	Macquarie Bank Limited historical consolidated accounts	Other Pro forma Adjustments	Pro forma Macquarie Group Limited consolidated accounts	Notes
ASSETS				
Cash and balances with central banks	3	-	3	
Due from banks	6,887	1,770	8,657	D(a)(i)
Cash collateral on securities borrowed and reverse repurchase agreements	22,367	-	22,367	
Trading portfolio assets	16,693	-	16,693	
Loan assets held at amortised cost	49,911	-	49,911	
Other financial assets at fair value through profit and loss	4,412	-	4,412	
Derivative financial instruments - positive values	16,991	-	16,991	
Other assets	10,103	-	10,103	
Investment securities available for sale	12,092	-	12,092	
Intangible assets	101	-	101	
Life investment contracts and other unit holder assets	6,363	-	6,363	
Interest in associates and joint ventures using the equity method	4,784	-	4,784	
Property, plant and equipment	277	-	277	
Deferred income tax assets	639	-	639	
Assets and disposal groups classified as held for sale	835	-	835	
TOTAL ASSETS	152,458	1,770	154,228	
LIABILITIES				
Due to banks	5,016	-	5,016	
Cash collateral on securities lent and repurchase agreements	16,945	-	16,945	
Trading portfolio liabilities	9,875	-	9,875	
Derivative financial instruments – negative values	15,555	-	15,555	
Deposits	12,305	-	12,305	
Debt issued at amortised cost	55,304	1,770	57,074	D(a)(i)
Other financial liabilities at fair value through profit and loss	5,744	-	5,744	
Other liabilities	12,600	-	12,600	
Current tax liabilities	222	-	222	
Life investment contracts and other unit holder liabilities	6,355	-	6,355	
Provisions	170	-	170	
Deferred income tax liabilities	106	-	106	
Liabilities of disposal groups classified as held for sale	272	-	272	
Loan capital	2,574	-	2,574	
TOTAL LIABILITIES	143,043	1,770	144,813	
NET ASSETS	9,415	-	9,415	
EQUITY				
Ordinary share capital	4,336	-	4,336	
Treasury shares	(10)	-	(10)	
Macquarie Income Securities	391	-	391	
Reserves (including share based payment reserve)	513	-	513	
Retained earnings	3,373	-	3,373	
Minority interest	812	-	812	
TOTAL EQUITY	9,415	-	9,415	

G. PRO-FORMA CONSOLIDATED INCOME STATEMENT FOR THE HALF YEAR ENDED 30 SEPTEMBER 2007

The pro-forma consolidated income statement has been prepared to illustrate the financial performance of the consolidated MGL Group for the half-year ended 30 September 2007, assuming that the Restructure was in place at 1 April 2007.

The pro-forma consolidated income statement has been prepared as follows:

- The consolidated income statement for MGL for the half-year ended 30 September 2007 includes certain pro-forma adjustments which have been made to reflect proposed operating and funding arrangements. These adjustments have been described in Section D; and
- The impact of the one-off costs of implementing the Restructure incurred for the 6 months reporting period to 30 September 2007 have been excluded from the pro-forma consolidated income statement.

For the half year ending 30 September 2007 (A$ million)

	Macquarie Bank Limited historical consolidated accounts	Other Pro forma Adjustments	Pro forma Macquarie Group Limited consolidated account	Notes
Net interest income	523	(25)	498	D(b)(i)
Fee and commission income	2,478	-	2,478	
Net trading income	843	-	843	
Share of net profits of associates and joint ventures using the equity method	94	-	94	
Other operating income	815	-	815	
Impairment charges	(43)	-	(43)	
Total operating income	**4,710**	**(25)**	**4,685**	
Employment expenses	(2,420)	(33)	(2,453)	D(b)(iii)
Brokerage and commission expenses	(313)	-	(313)	
Occupancy expenses	(121)	-	(121)	
Non-salary technology expenses	(100)	-	(100)	
Other operating expenses	(383)	44	(339)	D(b)(ii)
Total operating expenses	**(3,337)**	**11**	**(3,326)**	
Operating profit before income tax	**1,373**	**(14)**	**1,359**	
Income tax expense	(273)	34	(239)	D(b)(ii)
Profit from ordinary activities after income tax	**1,100**	**20**	**1,120**	
Profit attributable to minority interests	(24)	-	(24)	
Profit attributable to equity holders	**1,076**	**20**	**1,096**	
Distributions paid or provided on Macquarie Income Securities	(16)	-	(16)	
Profit attributable to ordinary equity holders	**1,060**	**20**	**1,080**	

H. RESTRUCTURE ADJUSTMENTS TO PRO-FORMA CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT AS COMPARED TO MACQUARIE BANK 2008 INTERIM FINANCIAL REPORT HALF YEAR ENDED 30 SEPTEMBER 2007

(a) Balance sheet

(i) As part of this Restructure, the Non-Banking Group will be subject to its own liquidity requirements which will differ from those required of an ADI. In complying with these, the Non-Banking Group will be required to hold an additional A$2.2 billion of liquid assets which will be funded, via MGL, by additional external debt facilities. There will also be a reduction in the liquidity requirements of the Banking Group of A$0.4 billion.

(b) Income statement

The adjustments comprise the following:

(i) MGL's cost of funding is expected to be higher than that of MBL. The pro-forma income statement for MGL assumes an increased funding cost, inclusive of debt arrangement fee amortisation, and net of earnings on the additional liquid assets of A$25 million for the 6 months reporting period. This estimated cost is based on indicative rates assumed under current market conditions. Actual costs will vary depending on prevailing market conditions;

(ii) One-off costs of implementing the Restructure incurred for the six months reporting period to 30 September 2007 (A$49 million) have been excluded from the pro-forma consolidated income statement. Estimated on-going additional operational costs resulting from the Restructure have been included and are not expected to be greater than A$10 million per annum (A$5 million for six months); and

(iii) The consolidated Macquarie Group's profit share and tax expense have been reduced given the additional expenses incurred by the Macquarie Group in the pro-forma income statement.

MACQUARIE GROUP LIMITED

ACN 122 169 279

INTERIM DIRECTORS' REPORT AND FINANCIAL REPORT HALF YEAR ENDED 30 SEPTEMBER 2007

MACQUARIE

This interim financial report has been prepared in accordance with Australian Accounting Standards and does not include all the notes of the type normally included in an annual financial report.

This interim report should be read in conjunction with the annual financial report of Macquarie Group Limited for 31 March 2007 which was also prepared in accordance with Australian Accounting Standards.

TABLE OF CONTENTS

DIRECTORS' REPORT
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2007

In accordance with a resolution of the Directors of Macquarie Group Limited ("the Company"), the Directors submit herewith the balance sheet as at 30 September 2007, the income statement, the statement of changes in equity and the cash flow statement of the Company and its controlled entities (together "the economic entity") for the half year ended on that date ("the period") and report as follows:

DIRECTORS

At the date of this report the Directors of the Company are:

D.S. Clarke, AO	(appointed 30 August 2007)
L.G. Cox, AO	(appointed 30 August 2007)
P.M. Kirby	(appointed 30 August 2007)
C.B. Livingstone	(appointed 30 August 2007)
H.K. McCann, AM	(appointed 30 August 2007)
A.E. Moss, AO	(appointed 30 August 2007)
J.R. Niland, AC	(appointed 30 August 2007)
H.M. Nugent, AO	(appointed 30 August 2007)
P.H. Warne	(appointed 30 August 2007)

Mr S.J. Dyson, Mr W.R. Sheppard and Mr G.C. Ward were Directors of the Company until 30 August 2007.

PRINCIPAL ACTIVITIES

The principal activity of the Company during the half year ended 30 September 2007 was to act as a holding company.

RESULT

The financial report for the half year ended 30 September 2007, and the results herein, are prepared in accordance with Australian Accounting Standards.

The consolidated profit attributable to ordinary equity holders, in accordance with Australian Accounting Standards, for the period was $Nil (31 March 2007: $Nil).

DIRECTORS' REPORT (continued)
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2007

EVENTS OCCURING AFTER REPORTING DATE

On 13 November 2007, the Macquarie Group will restructure into a non-operating holding company structure. This follows receipt of the requisite approvals by Macquarie Bank Limited ('MBL') shareholders and optionholders, as well as the Federal Treasurer, Australian Prudential Regulation Authority and the Federal Court of Australia. This restructure results in the Company being established as the ultimate parent of the Macquarie Group. The Macquarie Group will comprise two separate sub-groups, a Banking Group and a Non-Banking Group.

Under the restructure, following MBL becoming a controlled entity of Macquarie Group Limited ('MGL'), MBL will sell certain Non-Banking Group controlled entities to MGL for fair value at the restructure date. The bulk of the profits on sale of these controlled entities will be distributed by MBL via dividends to MGL. MBL has also obtained shareholder approval to reduce its capital by $3.0 billion. The funds received by MGL from these transactions will be contributed to the capital base of the Non-Banking Group and help finance the acquisition of the assets from MBL by the Non-Banking Group. MBL will also pay a dividend to MGL of $2.25 billion and MGL will simultaneously subscribe the same amount to MBL as a capital injection. These transactions are expected to occur on 16 November 2007. Subsequently, a new holding company (Macquarie B.H. Pty Limited) will be introduced between MGL and MBL on or about 19 November 2007. All of these transactions will be internal to the Macquarie group of companies and will not impact incoming MGL ordinary shareholders.

Ordinary shareholders and optionholders of MBL will hold one MGL ordinary share/option for each ordinary share/option they held in MBL prior to implementation of the restructure.

The restructure will be accounted for as a reverse acquisition in MGL's 31 March 2008 consolidated financial statements, with MBL identified as the acquirer in accordance with AASB 3 *Business Combinations*. MGL's consolidated financial statements will be presented as a continuation of the Macquarie Group.

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend for the half year ending 30 September 2007 of $1.45 per ordinary share, 100% franked at 30%. This will be the first dividend paid by the Company.

Macquarie B.H. Pty Limited, a controlled entity of MGL, will pay a corresponding amount to the Company having received this amount from Macquarie Bank Limited.

AUDITOR'S INDEPENDENCE DECLARATION

A copy of the auditor's independence declaration, as required under section 307C of the Act, is set out on page 5 of this report.

This report is made in accordance with a resolution of the Directors.

David Clarke	**Allan Moss**
Non-Executive Chairman	Managing Director

Sydney
12 November 2007

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the review of Macquarie Group Limited for the half year ended 30 September 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Macquarie Group Limited and the entities it controlled during the period.

Ian Hammond
Partner
PricewaterhouseCoopers

Sydney
12 November 2007

Consolidated income statement
for the half year ended 30 September 2007

	Notes	Half year to 30 Sep 2007 $	12 Oct 2006 to 31 Mar 2007 $
Total income from ordinary activities	2	-	-
Total expenses from ordinary activities	2	-	-
Operating profit before income tax		-	-
Income tax expense	3	-	-
Profit attributable to ordinary equity holders of Macquarie Group Limited		-	-

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated balance sheet
as at 30 September 2007

	Notes	As at 30 Sep 2007 $	As at 31 Mar 2007 $
ASSETS			
Other assets	5	2	2
Total assets		2	2
LIABILITIES			
Total liabilities		-	-
Net assets		2	2
EQUITY			
Contributed equity			
Ordinary share capital	6	2	2
Total equity		2	2

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
for the half year ended 30 September 2007

	Half year to 30 Sep 2007 $	12 Oct 2006 to 31 Mar 2007 $
Total equity at the beginning of the period	**2**	-
Transactions with equity holders in their capacity as equity holders:		
Contributions of equity, net of transaction costs	-	2
Total equity at the end of the period	**2**	2
Total recognised income and expense for the period is attributable to:		
Ordinary equity holders of Macquarie Group Limited	-	-
Total recognised income and expense for the period	**-**	-

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated cash flow statement
for the half year ended 30 September 2007

	Notes	Half year to 30 Sep 2007 $	12 Oct 2006 to 31 Mar 2007 $
Net cash flows from operating activities	7	-	-
Net cash flows from investing activities		-	-
Net cash flows from financing activities		-	-
Net increase/(decrease) in cash		-	-
Cash and cash equivalents at the beginning of the period		-	-
Cash and cash equivalents at the end of the period	7	-	-

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

1. Basis of preparation

This general purpose financial report for the interim half year reporting period ended 30 September 2007 has been prepared in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001.*

This interim financial report comprises the consolidated financial report of Macquarie Group Limited ("the Company") and the entities it controlled at the end of, or during, the period (together, "the economic entity").

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual financial report for the period ended 31 March 2007 and any public announcements made by the Company during the interim period in accordance with the continuous disclosure requirements of the *Corporations Act 2001.*

The accounting policies are consistent with those of the previous financial period, unless otherwise stated. Reference should be made to Macquarie Group Limited's annual financial report for 31 March 2007 for a complete list of the Company's accounting policies. Comparative figures are for the period 12 October 2006 (Incorporation date) to 31 March 2007.

2. Profit for the financial period

The Company and its controlled entities did not derive any income or incur any expenses in its capacity as a holding company. The Company has no employees.

3. Income tax expense

The Company and controlled entities did not derive any income or incur any expenses in its capacity as holding company and accordingly no current or deferred income tax expense or benefit were derived and recognised in the income statement or directly in equity.

	Half year to 30 Sep 2007 $	12 Oct 2006 to 31 Mar 2007 $
4. Dividends paid and distributions paid or provided		
Dividends paid or provided	-	-
Distributions paid or provided	-	-
Total dividends paid and distributions paid or provided	-	-

The Group's Dividend Reinvestment Plan ("DRP") remains activated. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at a 2.5% discount to the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP at any time.

Dividends not recognised at the end of the half year

Since the end of the half year, the Directors have resolved to pay an interim dividend for the half year ending 30 September 2007 of $1.45 per fully paid ordinary shares, 100% franked at 30%. The aggregate amount of the interim dividend to be paid on 30 January 2008 but not recognised as a liability at half year end, is currently estimated to be approximately $393 million. This amount has been estimated based on the number of shares eligible to participate as at 30 September 2007.

Macquarie B.H. Pty Limited, a controlled entity of the Macquarie Group Limited, will pay a corresponding amount to the Company having received this amount from Macquarie Bank Limited.

	As at 30 Sep 2007 $	As at 31 Mar 2007 $
5. Other assets		
Due from:		
Ultimate chief entity	**2**	2
Total other assets	**2**	2

	As at 30 Sep 2007 $	As at 31 Mar 2007 $

6. Contributed equity

Ordinary share capital		
Opening balance of 2 (March 2007: 0) fully paid ordinary shares	2	-
Issue of 2 fully paid ordinary shares 12 October 2006	-	2
Closing balance of 2 (March 2007: 2) fully paid ordinary shares	**2**	2

7. Notes to the cash flow statement

Reconciliation of cash

Cash at the end of the period as shown in the cash flow statement is reconciled to related items in the Balance Sheet as follows:

Cash and cash equivalents at the end of the financial period	-	-

Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities

Profit from ordinary activities after income tax	-	-
Changes in assets and liabilities:	-	-
Net cash flows from operating activities	-	-

Financing arrangements

The Company has obtained a funding commitment comprising an $8 billion senior unsecured bank debt financing facility ('Bank Facility'). Binding commitments for the Bank Facility with maturities ranging from one to five years have been received from a group of major international and Australian financial institutions. The Company has also received a $10 billion two-year transitional bridge facility from Macquarie Bank Limited. At 30 September 2007, neither of the facilities had been used.

8. Contingent liabilities and assets

The Company and economic entity has no material commitments or contingent assets/liabilities.

9. Events occurring after the reporting date

On 13 November 2007, the Macquarie Group will restructure into a non-operating holding company structure. This follows receipt of the requisite approvals by Macquarie Bank Limited ('MBL') shareholders and optionholders, as well as the Federal Treasurer, Australian Prudential Regulation Authority and the Federal Court of Australia. This restructure results in the Company being established as the ultimate parent of the Macquarie Group. The Macquarie Group will comprise two separate sub-groups, a Banking Group and a Non-Banking Group.

Under the restructure, following MBL becoming a controlled entity of Macquarie Group Limited ('MGL'), MBL will sell certain Non-Banking Group controlled entities to MGL for fair value at the restructure date. The bulk of the profits on sale of these controlled entities will be distributed by MBL via dividends to MGL. MBL has also obtained shareholder approval to reduce its capital by $3.0 billion. The funds received by MGL from these transactions will be contributed to the capital base of the Non-Banking Group and help finance the acquisition of the assets from MBL by the Non-Banking Group. MBL will also pay a dividend to MGL of $2.25 billion and MGL will simultaneously subscribe the same amount to MBL as a capital injection. These transactions are expected to occur on 16 November 2007. Subsequently, a new holding company (Macquarie B.H. Pty Limited) will be introduced between MGL and MBL on or about 19 November 2007. All of these transactions will be internal to the Macquarie group of companies and will not impact incoming MGL ordinary shareholders.

Ordinary shareholders and optionholders of MBL will hold one MGL ordinary share/option for each ordinary share/option they held in MBL prior to implementation of the restructure.

The restructure will be accounted for as a reverse acquisition in MGL's 31 March 2008 consolidated financial statements, with MBL identified as the acquirer in accordance with AASB 3 *Business Combinations*. MGL's consolidated financial statements will be presented as a continuation of the Macquarie Group.

DIRECTORS' DECLARATION

In the Directors' opinion:

(a) the financial statements and notes set out on pages 6 to 11 are in accordance with the *Corporations Act 2001*, including:

i. complying with Australian Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
ii. giving a true and fair view of the economic entity's financial position as at 30 September 2007 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date; and

(b) there are reasonable grounds to believe that Macquarie Group Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

David Clarke
Non-Executive Chairman

Allan Moss
Managing Director

Sydney
12 November 2007

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of Macquarie Group Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Macquarie Group Limited, which comprises the balance sheet as at 30 September 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Macquarie Group Limited Group (the consolidated entity). The consolidated entity comprises both Macquarie Group Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity 's financial position as at 30 September 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Macquarie Group Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Macquarie Group Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 September 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

PricewaterhouseCoopers

Ian Hammond
Partner

Sydney
12 November 2007

Macquarie Group Head Office

No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 3350

Registered Office

Macquarie Group Limited
Level 7
No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 3350

www.macquarie.com.au

MACQUARIE BANK LIMITED

A.C.N. 008 583 542

INTERIM DIRECTORS' REPORT AND FINANCIAL REPORT HALF YEAR ENDED 30 SEPTEMBER 2007

MACQUARIE BANK

This interim financial report has been prepared in accordance with Australian Accounting Standards and does not include all the notes of the type normally included in an annual financial report.

This interim report should be read in conjunction with the annual report of Macquarie Bank Limited for 31 March 2007 which was also prepared in accordance with Australian Accounting Standards. In addition, reference should be made to any public announcements made by Macquarie Bank Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

TABLE OF CONTENTS

DIRECTORS' REPORT
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2007

In accordance with a resolution of the Voting Directors ("the Directors") of Macquarie Bank Limited ("the Bank"), the Directors submit herewith the balance sheet as at 30 September 2007, the income statement, the statement of changes in equity and the cash flow statement of the Bank and its controlled entities (together "the economic entity") for the half year ended on that date ("the period") and report as follows:

DIRECTORS

At the date of this report, the Directors of the Bank are:

Non-Executive Directors:
D.S. Clarke, AO, *Non-Executive Chairman*

Executive Directors:
A.E. Moss, AO, *Managing Director and Chief Executive Officer*
L.G. Cox, AO

*Independent Directors**:*
P.M. Kirby
C.B. Livingstone
H.K. McCann, AM
J.R. Niland, AC
H.M. Nugent, AO
P.H. Warne (appointed 1 July 2007)

* In accordance with the Bank's definition of independence.

Mr J.G. Allpass and Mr M.R.G. Johnson retired as Voting Directors on 19 July 2007.

Unless otherwise stated, the above Directors each held office as a Director of the Bank throughout the period and up until the date of this report. Those Directors listed as Independent Directors have been independent throughout the period.

RESULT

The financial report for the half year ended 30 September 2007, and the results herein, are prepared in accordance with Australian Accounting Standards.

The consolidated net profit after income tax attributable to ordinary equity holders, in accordance with Australian Accounting Standards, for the period was $1,060 million (31 March 2007: $733 million; 30 September 2006: $730 million).

REVIEW OF OPERATIONS

Macquarie's consolidated net profit after income tax attributable to its ordinary equity holders for the six months to 30 September 2007 was $1,060 million, a 45% increase on the prior corresponding period. Basic earnings per share were up 34% to 401.8 cents.

Strong equity markets conditions were experienced globally, particularly in Asia, resulting in strong income growth for Macquarie's equity related businesses. Commodity market volatility was high, resulting in good customer flows. Assets under management were up 14% on March 2007 to $224.1 billion at 30 September 2007.

REVIEW OF OPERATIONS (continued)

Total operating income for the half-year to 30 September 2007 was $4,710 million, a 38% increase on the prior corresponding period. Good investment banking deal flow combined with favourable equity and commodity market conditions drove the overall growth in operating income. The half-year also saw record broking volumes and strong demand for retail products. Consistent with prior periods, Macquarie benefited from some significant asset realisations during the period including the disposal of its investment in Macquarie-IMM Investment Management Co. Limited (Macquarie-IMM). The increase in assets under management contributed to growth in base fees. Some performance fees were also recognised during the period.

Macquarie's offshore growth has continued across all Groups with income from international sources up 70% on the prior corresponding period to $2,457 million. International income amounted to 55% of Macquarie's total operating income for the six months to 30 September 2007, up from 44% in the prior corresponding period.

Operating expenses are up 34% on the prior corresponding period to $3,337 million. Employment costs are the largest contributor to operating expenses and were up 34% on the prior corresponding period to $2,420 million. The increase in employment costs was driven by an increase in headcount of 23% on the prior corresponding period to over 11,000.

EVENTS OCCURING AFTER REPORTING DATE

On 13 November 2007, the Macquarie Group will restructure into a non-operating holding company structure. This follows receipt of the requisite approvals by Macquarie Bank Limited ('MBL') shareholders and optionholders, as well as the Federal Treasurer, Australian Prudential Regulation Authority and the Federal Court of Australia. This restructure results in a new listed non-operating holding company, named Macquarie Group Limited ('MGL') being established as the ultimate parent of the Macquarie Group. The Macquarie Group will comprise two separate sub-groups, a Banking Group and a Non-Banking Group.

Under the restructure, following MBL becoming a controlled entity of MGL, MBL will sell certain Non-Banking Group controlled entities to MGL for fair value at the restructure date. The bulk of the profits on sale of these controlled entities will be distributed by MBL via dividends to MGL. MBL has also obtained shareholder approval to reduce its capital by $3.0 billion. The funds received by MGL from these transactions will be contributed to the capital base of the Non-Banking Group and help finance the acquisition of the assets from MBL by the Non-Banking Group. MBL will also pay a dividend to MGL of $2.25 billion and MGL will simultaneously subscribe the same amount to MBL as a capital injection. These transactions are expected to occur on 16 November 2007. Subsequently, a new holding company (Macquarie B.H. Pty Limited) will be introduced between MGL and MBL on or about 19 November 2007. All of these transactions will be internal to the Macquarie group of companies and will not impact incoming MGL ordinary shareholders.

Ordinary shareholders and optionholders of MBL will hold one MGL ordinary share/option for each ordinary share/option they held in MBL prior to implementation of the restructure.

The restructure will be accounted for as a reverse acquisition in MGL's 31 March 2008 consolidated financial statements, with MBL identified as the acquirer in accordance with AASB 3 *Business Combinations.* MGL's consolidated financial statements will be presented as a continuation of the Macquarie Group.

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend for the half year ending 30 September 2007 of $1.45 per the number of fully paid ordinary Macquarie Group Limited shares on issue on 9 January 2008. Pursuant to the restructure of the Macquarie Group, this dividend will be paid to Macquarie B.H. Pty Limited and a corresponding dividend will be paid by Macquarie B.H. Pty Limited to MGL.

AUDITOR'S INDEPENDENCE DECLARATION

A copy of the auditor's independence declaration, as required under section 307C of the *Corporations Act 2001*, is set out on page 6.

ROUNDING OF AMOUNTS

In accordance with Australian Securities and Investments Commission Class Order 98/100 (as amended), amounts in the Directors' Report and the financial report have been rounded off to the nearest million dollars unless otherwise indicated.

This report is made in accordance with a resolution of the Directors.

David Clarke
Non-Executive Chairman

Allan Moss
Managing Director and
Chief Executive Officer

Sydney
12 November 2007

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the review of Macquarie Bank Limited for the half year ended 30 September 2007, I declare that to the best of my knowledge and belief, the only contravention of:

a) the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) any applicable code of professional conduct in relation to the review;

is set out below.

On 15 August 2007, a partner of the firm located overseas and unconnected to the review reported that he held during the period an immaterial investment in Macquarie Bank Limited. This investment was disposed of within one business day of becoming aware of the matter.

This matter was identified as part of our on-going quality control system. All reasonable steps were undertaken to ensure that the matter was resolved as soon as possible. I report that the matter has been resolved, and in doing so do not believe that the matter has impacted my objectivity or impartiality for the purpose of this review.

This declaration is in respect of Macquarie Bank Limited and the entities it controlled during the period.

Ian Hammond
Partner
PricewaterhouseCoopers

Sydney
12 November 2007

Consolidated income statement
for the half year ended 30 September 2007

	Notes	**Half year to 30 Sep 2007 $m**	Half year to 31 Mar 2007 $m	Half year to 30 Sep 2006 $m
Interest and similar income	2	**3,186**	2,550	2,082
Interest expense and similar charges	2	**(2,663)**	(2,156)	(1,748)
Net interest income		**523**	394	334
Fee and commission income	2	**2,478**	1,864	1,676
Net trading income	2	**843**	591	456
Share of net profits of associates and joint ventures using the equity method	2	**94**	143	99
Other operating income	2	**815**	802	874
Impairment charges	2	**(43)**	(38)	(14)
Total operating income		**4,710**	3,756	3,425
Employment expenses	2	**(2,420)**	(1,931)	(1,802)
Brokerage and commission expenses	2	**(313)**	(194)	(227)
Occupancy expenses	2	**(121)**	(131)	(95)
Non-salary technology expenses	2	**(100)**	(87)	(76)
Other operating expenses	2	**(383)**	(428)	(282)
Total operating expenses		**(3,337)**	(2,771)	(2,482)
Operating profit before income tax		**1,373**	985	943
Income tax expense	5	**(273)**	(208)	(169)
Profit from ordinary activities after income tax		**1,100**	777	774
Profit attributable to minority interest		**(24)**	(28)	(29)
Profit attributable to equity holders of Macquarie Bank Limited		**1,076**	749	745
Distributions paid or provided on Macquarie Income Securities	6	**(16)**	(16)	(15)
Profit attributable to ordinary equity holders of Macquarie Bank Limited		**1,060**	733	730
		Cents per share	Cents per share	Cents per share
Basic earnings per share	7	**401.8**	290.8	300.9
Diluted earnings per share	7	**387.5**	279.2	289.5

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated balance sheet
as at 30 September 2007

	Notes	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
ASSETS				
Cash and balances with central banks		**3**	3	9
Due from banks		**6,887**	6,120	4,086
Cash collateral on securities borrowed and reverse repurchase agreements		**22,367**	25,909	13,039
Trading portfolio assets	8	**16,693**	15,518	13,756
Loan assets held at amortised cost	9	**49,911**	45,796	42,631
Other financial assets at fair value through profit or loss		**4,412**	2,779	2,893
Derivative financial instruments – positive values		**16,991**	11,913	11,216
Other assets		**10,103**	10,444	6,976
Investment securities available for sale	10	**12,092**	6,060	4,139
Intangible assets		**101**	100	168
Life investment contracts and other unit holder assets		**6,363**	5,847	5,610
Interest in associates and joint ventures using the equity method	11	**4,784**	4,071	3,571
Property, plant and equipment		**277**	378	337
Deferred income tax assets		**639**	457	393
Assets and disposal groups classified as held for sale	12	**835**	994	3,813
Total assets		**152,458**	136,389	112,637
LIABILITIES				
Due to banks		**5,016**	4,127	3,724
Cash collateral on securities lent and repurchase agreements		**16,945**	7,489	8,241
Trading portfolio liabilities	13	**9,875**	15,922	6,500
Derivative financial instruments – negative values		**15,555**	11,069	10,461
Deposits		**12,305**	12,403	10,249
Debt issued at amortised cost	14	**55,304**	51,365	42,317
Other financial liabilities at fair value through profit or loss	15	**5,744**	5,552	5,685
Other liabilities		**12,600**	11,958	8,072
Current tax liabilities		**222**	132	246
Life investment contracts and other unit holder liabilities		**6,355**	5,781	5,530
Provisions		**170**	153	149
Deferred income tax liabilities		**106**	78	53
Liabilities of disposal groups classified as held for sale	12	**272**	170	2,443
Total liabilities excluding loan capital		**140,469**	126,199	103,670
Loan capital				
Subordinated debt at amortised cost		**1,721**	1,783	1,252
Subordinated debt at fair value through profit or loss		**853**	888	914
Total liabilities		**143,043**	128,870	105,836
Net assets		**9,415**	7,519	6,801

Consolidated balance sheet (continued)
as at 30 September 2007

	Notes	**As at 30 Sep 2007 $m**	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
EQUITY				
Contributed equity				
Ordinary share capital	16	**4,336**	3,103	2,889
Treasury shares	16	**(10)**	(7)	(2)
Macquarie Income Securities	16	**391**	391	391
Reserves	17	**513**	380	265
Retained earnings	17	**3,373**	2,795	2,374
Total capital and reserves attributable to equity holders of Macquarie Bank Limited		**8,603**	6,662	5,917
Minority interest	17	**812**	857	884
Total equity		**9,415**	7,519	6,801

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity for the half year ended 30 September 2007

	Half year to 30 Sep 2007 $m	Half year to 31 Mar 2007 $m	Half year to 30 Sep 2006 $m
Total equity at the beginning of the half year	**7,519**	6,801	5,337
Available for sale investments, net of tax	**63**	96	(19)
Associates and joint ventures	**12**	(37)	25
Cash flow hedges, net of tax	**21**	28	(20)
Exchange differences on translation of foreign operations	**(39)**	(37)	34
Net income recognised directly in equity	**57**	50	20
Profit from ordinary activities after income tax for the half year	**1,100**	777	774
Total recognised income and expense for the half year	**1,157**	827	794
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity, net of transaction costs	**1,204**	199	961
Dividends paid and distributions paid or provided	**(498)**	(328)	(305)
Minority interest:			
(Reduction)/contribution of equity, net of transaction costs	**(5)**	(27)	6
Changes in retained earnings due to acquisitions and disposals	**5**	27	-
Distributions paid or provided	**(26)**	(27)	(27)
Other equity movements:			
Share based payments	**62**	52	35
Net purchase of treasury shares	**(3)**	(5)	-
Total equity at the end of the half year	**9,415**	7,519	6,801
Total recognised income and expense for the half year is attributable to:			
Ordinary equity holders of Macquarie Bank Limited	**1,160**	811	722
Macquarie Income Securities holders	**16**	16	15
Minority interest	**(19)**	-	57
Total recognised income and expense for the half year	**1,157**	827	794

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated cash flow statement
for the half year ended 30 September 2007

	Notes	Half year to 30 Sep 2007 $m	Half year to 31 Mar 2007 $m	Half year to 30 Sep 2006 $m
Cash flows from operating activities				
Interest received		**3,150**	2,527	1,934
Interest and other costs of finance paid		**(2,638)**	(2,350)	(1,478)
Dividends and distributions received		**119**	296	164
Fees and other non-interest income received		**2,600**	1,860	1,712
Fees and commissions paid		**(347)**	(121)	(259)
Net receipts/(payments) from trading portfolios and other financial assets/liabilities		**6,760**	(6,930)	(1,351)
Payments to suppliers		**(773)**	(343)	(454)
Employment expenses paid		**(2,533)**	(777)	(1,600)
Income tax paid		**(335)**	(462)	(164)
Life investment contract income		**394**	265	150
Life investment contract premiums received and other unit holder contributions		**1,603**	2,027	567
Life investment contract payments		**(1,281)**	(1,843)	(626)
Assets and disposal groups classified as held for sale – net receipts/(payments) from operations		**147**	188	(15)
Loan assets granted (net)		**(5,241)**	(3,767)	(7,854)
Recovery of loans previously written off		**4**	3	-
Net increase in money market and other deposit accounts		**5,003**	11,956	5,770
Net cash flows from operating activities	18	**6,632**	2,529	(3,504)
Cash flows from investing activities				
Payments for assets available for sale and at fair value through profit or loss		**(16,822)**	(8,747)	(5,904)
Proceeds from realisation of assets available for sale and at fair value through profit or loss		**12,142**	8,204	5,558
Payments for interests in associates		**(1,343)**	(950)	(575)
Proceeds from the sale of associates		**452**	141	939
Proceeds from the sale of controlled entities and assets and disposal groups classified as held for sale		**1,094**	1,627	532
Payments for the acquisition of controlled entities and assets and disposal groups classified as held for sale, net of cash acquired		**(451)**	(968)	(807)
Payments for life investment contracts and other unit holder investments		**(3,566)**	(3,052)	(3,031)
Proceeds from the sale of life investment contract investments		**3,377**	2,603	2,917
Payments for fixed assets		**(40)**	(125)	(74)
Proceeds from the sale of fixed assets		**-**	6	1
Net cash flows from investing activities		**(5,157)**	(1,261)	(444)
Cash flows from financing activities				
Proceeds from the issue of ordinary share capital		**1,019**	82	864
Proceeds from/(payments to) other minority interests		**6**	(4)	9
Issue of subordinated debt		**-**	627	767
Dividends and distributions paid		**(340)**	(235)	(237)
Net cash flows from financing activities		**685**	470	1,403
Net increase/(decrease) in cash		**2,160**	1,738	(2,545)
Cash and cash equivalents at the beginning of the half year		**8,326**	6,588	9,133
Cash and cash equivalents at the end of the half year	18	**10,486**	8,326	6,588

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Notes to the financial statements
30 September 2007

1. Basis of preparation

This general purpose financial report for the interim half year reporting period ended 30 September 2007 has been prepared in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report comprises the consolidated financial report of Macquarie Bank Limited ("the Bank") and the entities it controlled at the end of, or during, the period (together, "the economic entity").

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 March 2007 and any public announcements made by the Bank during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The company is of a kind referred to in Australian Securities and Investments Commission Class Order 98/100 (as amended), relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest million dollars unless otherwise indicated.

The accounting policies are consistent with those of the previous financial year and corresponding periods, unless otherwise stated. Reference should be made to Macquarie Bank Limited's annual report for 31 March 2007 for a complete list of the company's accounting policies. Where necessary, comparative figures have been adjusted to conform with changes in presentation at 30 September 2007.

	Half year to 30 Sep 2007 $m	Half year to 31 Mar 2007 $m	Half year to 30 Sep 2006 $m
2. Profit for the half year			
Net interest income			
Interest and similar income received/receivable	**3,186**	2,550	2,082
Interest expense and similar charges paid/payable	**(2,663)**	(2,156)	(1,748)
Net interest income	**523**	394	334
Fee and commission income			
Fee and commission income	**2,458**	1,838	1,675
Income from life business and other unit holder businesses	**20**	26	1
Fee and commission income	**2,478**	1,864	1,676
Net trading income			
Equities	**593**	404	361
Commodities	**132**	177	118
Foreign exchange products	**101**	70	50
Interest rate products	**17**	(60)	(73)
Net trading income	**843**	591	456
Share of net profits of associates and joint ventures using the equity method	**94**	143	99
Other operating income			
Net gains on sale of investment securities available for sale	**49**	46	114
Net gains on sale of associates and joint ventures	**421**	149	501
Net operating (loss)/income from disposal groups held for sale	**(3)**	8	33
Gain on deconsolidation of previously controlled entities and businesses held for sale	**217**	469	-
Dividends/distributions received/receivable from equity investments and investment securities available for sale	**39**	46	38
Other income	**92**	84	188
Other operating income	**815**	802	874
Impairment charges			
Provision for diminution of investment securities (including investment securities available for sale, associates and joint ventures)	**(34)**	(9)	(3)
Collective allowance for credit losses provided for during the period (refer note 9)	**(13)**	(8)	(3)
Specific provisions			
- provided for during the period (refer note 9)	**(20)**	(26)	(10)
- recovery of loans previously provided for (refer note 9)	**28**	7	6
- loan losses written-off	**(8)**	(4)	(5)
- recovery of loans previously written-off	**4**	2	1
Impairment charges	**(43)**	(38)	(14)
Total operating income	**4,710**	3,756	3,425

	Half year to 30 Sep 2007 $m	Half year to 31 Mar 2007 $m	Half year to 30 Sep 2006 $m
2. Profit for the half year (continued)			
Employment expenses			
Salary, salary related costs including commissions, superannuation and performance-related profit share	**(2,176)**	(1,733)	(1,629)
Share based payments	**(62)**	(52)	(35)
Provision for annual leave	**(14)**	(3)	(12)
Provision for long service leave	**(6)**	(3)	(5)
Total compensation expense	**(2,258)**	(1,791)	(1,681)
Other employment expenses including on-costs, staff procurement and staff training	**(162)**	(140)	(121)
Total employment expenses	**(2,420)**	(1,931)	(1,802)
Brokerage and commission expenses			
Brokerage expenses	**(242)**	(130)	(159)
Other fee and commission expenses	**(71)**	(64)	(68)
Total brokerage and commission expenses	**(313)**	(194)	(227)
Occupancy expenses			
Operating lease rentals	**(78)**	(95)	(56)
Depreciation: infrastructure, furniture, fittings and leasehold improvements	**(25)**	(17)	(19)
Other occupancy expenses	**(18)**	(19)	(20)
Total occupancy expenses	**(121)**	(131)	(95)
Non-salary technology expenses			
Information services	**(38)**	(34)	(30)
Depreciation: computer equipment	**(23)**	(19)	(19)
Other non-salary technology expenses	**(39)**	(34)	(27)
Total non-salary technology expenses	**(100)**	(87)	(76)
Other operating expenses			
Professional fees	**(107)**	(149)	(84)
Auditors' remuneration	**(10)**	(12)	(6)
Travel and entertainment expenses	**(89)**	(85)	(69)
Advertising and promotional expenses	**(18)**	(22)	(14)
Communication expenses	**(18)**	(18)	(16)
Depreciation: communication equipment	**(3)**	(4)	(3)
Other expenses	**(138)**	(138)	(90)
Total other operating expenses	**(383)**	(428)	(282)
Total operating expenses	**(3,337)**	(2,771)	(2,482)

3. Revenue from operating activities

	Half year to 30 Sep 2007 $m	Half year to 31 Mar 2007 $m	Half year to 30 Sep 2006 $m
Interest and similar income	**3,186**	2,550	2,082
Fee and commission income	**2,458**	1,838	1,675
Investment revenue and management fees from life investment contracts and other unit holder businesses	**271**	447	166
Net trading income	**843**	591	456
Profit on the sale of investment securities available for sale and associates and joint ventures	**470**	195	615
Other income (excluding profit on the sale of investment securities available for sale and associates and joint ventures)	**439**	750	358
Total revenue from operating activities	**7,667**	6,371	5,352

4. Segment reporting

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment or the relevant portion that can be allocated to a segment on a reasonable basis. Segment assets include all assets used by a segment. The carrying amount of certain assets used jointly by segments is allocated based on reasonable estimates of usage.

Any transfers between segments have been determined on an arm's-length basis and eliminated on consolidation.

The segment information has been prepared in conformity with the economic entity's accounting policies.

Primary segment - business
For internal reporting and risk management purposes, the economic entity is divided into seven operating Groups ("the Groups"). The Groups do not meet the definition of *business segment* for the purposes of reporting in accordance with AASB 114: *Segment Reporting*, because the Groups provide certain products to customers which have the same, or similar, risk and return characteristics.

For the purposes of determining business segments, the activities of the economic entity have been divided into four areas:
- Asset and Wealth Management: distribution and manufacture of funds management products;
- Financial Markets: trading in fixed income, equities, currency, commodities and derivative products;
- Investment Banking: corporate and structured finance, advisory, underwriting, facilitation, broking and real estate/property development; and
- Lending: banking activities, mortgages, margin lending and leasing.

4. Segment reporting (continued)

	Asset and Wealth Management $m	Financial Markets $m	Investment Banking $m	Lending $m	Total $m
Half year to 30 September 2007					
Total revenue from ordinary activities	**1,523**	**2,095**	**2,026**	**2,023**	**7,667**
Total income from ordinary activities	**1,261**	**1,083**	**1,940**	**426**	**4,710**
Profit from ordinary activities after income tax	**251**	**255**	**531**	**63**	**1,100**
Half year to 31 March 2007					
Total revenue from ordinary activities	1,366	1,493	1,825	1,687	6,371
Total income from ordinary activities	933	746	1,663	414	3,756
Profit from ordinary activities after income tax	161	162	377	77	777
Half year to 30 September 2006					
Total revenue from ordinary activities	1,156	1,351	1,461	1,384	5,352
Total income from ordinary activities	989	735	1,346	355	3,425
Profit from ordinary activities after income tax	201	172	349	52	774

	Half year to 30 Sep 2007 $m	Half year to 31 Mar 2007 $m	Half year to 30 Sep 2006 $m

5. Income tax expense

i) Reconciliation of income tax expense to prima facie tax payable			
Prima facie income tax expense on operating profit*	**(412)**	(295)	(283)
Tax effect of amounts adjusted in calculating taxable income:			
Rate differential on offshore income	**147**	92	103
Distribution provided on Macquarie Income Preferred Securities and similar distributions	**8**	8	8
Non-deductible options expense	**(19)**	(16)	(10)
Other items	**3**	3	13
Total income tax expense	**(273)**	(208)	(169)
ii) Amounts recognised directly in equity			
Aggregate current and deferred tax arising in the reporting period and not recognised in profit or loss but directly recognised in equity:			
Net deferred tax – debited/(credited) directly to equity	**28**	25	(14)
Total	**28**	25	(14)

* Prima facie income tax on operating profit is calculated at the rate of 30% (2006: 30%). The consolidated entity has a tax year ending on 30 September.

Pursuant to a resolution of the Bank, the economic entity's Australian tax liabilities are determined according to tax consolidation legislation. The Bank together with all eligible Australian resident wholly-owned controlled entities of the Bank represent a Tax Consolidated Group, with the Bank as the Head Entity. As a consequence, the relevant controlled entities are not liable to make income tax payments and do not recognise any current tax balances. Under the terms and conditions of a tax funding agreement, the Bank charges each controlled entity for all current tax liabilities incurred in respect of their activities and reimburses each controlled entity for current tax assets utilised.

Should the Bank be in default of its tax payment obligations, or a default is probable, the current tax balances of the controlled entities will be determined in accordance with the terms and conditions of a tax sharing agreement between the Bank and entities in the Group.

In preparing this financial report the Bank has considered the information currently available and where considered necessary have taken legal advice as to the economic entity's tax liability and in accordance with this believe that provisions made are adequate.

	Half year to 30 Sep 2007 $m	Half year to 31 Mar 2007 $m	Half year to 30 Sep 2006 $m

6. Dividends paid and distributions paid or provided

i) Dividends paid

	Half year to 30 Sep 2007 $m	Half year to 31 Mar 2007 $m	Half year to 30 Sep 2006 $m
Ordinary share capital			
Interim dividend paid ($1.25 per share)	-	312	-
Final dividend paid ($1.90 per share (2006: $1.25))	482	-	290
Total dividends paid	**482**	312	290

All dividends were 100% franked at the 30% corporate tax rate.

The Bank's Dividend Reinvestment Plan ("DRP") will cease to operate following implementation of the restructure on 13 November 2007.

	Dividend per ordinary share		
Cash dividends per ordinary share (distribution of current year profits)	**$1.45**	$1.90	$1.25

ii) Dividends not recognised at the end of the half year

Since the end of the half year the Directors have resolved to pay an interim dividend for the half year ending 30 September 2007 of $1.45 per the number of fully paid ordinary Macquarie Group Limited shares on issue on 9 January 2008. Pursuant to the restructure of the Macquarie Group, this dividend will be paid to Macquarie B.H. Pty Limited and a corresponding dividend will be paid by Macquarie B.H. Pty Limited to Macquarie Group Limited.

	Half year to 30 Sep 2007 $m	Half year to 31 Mar 2007 $m	Half year to 30 Sep 2006 $m
6. Dividends paid and distributions paid or provided (continued)			
iii) Distributions paid or provided			
Macquarie Income Securities			
Distributions paid (net of distributions previously provided)	**9**	9	9
Distributions provided	**7**	7	6
Total distributions paid or provided	**16**	16	15

The Macquarie Income Security ("MIS") is a stapled arrangement, which includes a perpetual preference share issued by the Bank. No dividends are payable under the preference shares until the Bank exercises its option to receive future payments of interest and principal under the other stapled security. Upon exercise, dividends are payable at the same rate, and subject to similar conditions, as the MIS. Dividends are also subject to Directors' discretion. The distributions paid/provided in respect of the MIS are recognised directly in equity in accordance with AASB 132: *Financial Instruments: Presentation.*

	Half year to 30 Sep 2007 $m	Half year to 31 Mar 2007 $m	Half year to 30 Sep 2006 $m
Macquarie Income Preferred Securities			
Distributions paid (net of distributions previously provided)	**3**	3	2
Distributions provided	**23**	24	25
Total distributions paid or provided	**26**	27	27

The Macquarie Income Preferred Securities represent the minority interest of a consolidated entity. Accordingly, the distributions paid/provided in respect of the Macquarie Income Preferred Securities are recorded as movements in minority interest, as disclosed in note 17 – Reserves, retained earnings and minority interest. The Bank can redirect the payments of distributions under the convertible debentures to be paid to itself. Each debenture converts for 500 Bank preference shares at the Bank's discretion at any time, in certain circumstances (to meet capital requirements), or on maturity.

7. Earnings per share

	Half year to 30 Sep 2007	Half year to 31 Mar 2007	Half year to 30 Sep 2006
	Cents per share	Cents per share	Cents per share
Basic earnings per share	**401.8**	290.8	300.9
Diluted earnings per share	**387.5**	279.2	289.5
	$m	$m	$m
Reconciliation of earnings used in the calculation of basic and diluted earnings per share			
Profit from ordinary activities after income tax	**1,100**	777	774
(Profit)/loss attributable to minority interest:			
Macquarie Income Preferred Securities	**(26)**	(27)	(27)
Other equity holders	**2**	(1)	(2)
Distributions paid or provided on:			
Macquarie Income Securities	**(16)**	(16)	(15)
Total earnings used in the calculation of basic and diluted earnings per share	**1,060**	733	730

	Number of shares	Number of shares	Number of shares
Total weighted average number of ordinary shares used in the calculation of basic earnings per share	**263,798,808**	252,054,848	242,598,050
Weighted average number of shares used in the calculation of diluted earnings per share			
Weighted average fully paid ordinary shares	**263,798,808**	252,054,848	242,598,050
Potential ordinary shares:			
Weighted average options	**9,756,591**	10,461,509	9,517,302
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**273,555,399**	262,516,357	252,115,352

Information concerning the classification of securities
Options
Options granted to employees under the Employee Option Plan are considered to be potential ordinary shares and have been included in the calculation of diluted earnings per share to the extent to which they are dilutive. The issue price, which is equivalent to the fair value of the options granted, and exercise price used in this assessment incorporate both the amounts recognised as an expense up to the reporting date as well as the fair value of options yet to be recognised as an expense in the future.

Included in the balance of weighted average options are 2,072,876 (31 March 2007: 771,597; 30 September 2006: 1,795,223) options that were converted, lapsed or cancelled during the half year. There are a further 12,475,125 (31 March 2007: 739,590; 30 September 2006: 21,120,435) options that have not been included in the balance of weighted average options on the basis that their strike price was greater than the average market price of the Bank's fully paid ordinary shares for the half year ended 30 September 2007 and consequently, they are not considered to be dilutive.

8. Trading portfolio assets

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
Trading securities			
Equities and other securities	**12,208**	12,114	8,979
Corporate bonds	**1,043**	1,496	1,433
Promissory notes	**2,664**	809	1,150
Certificates of deposit	**239**	426	867
Other government securities	**293**	350	752
Bank bills	**86**	159	250
Commonwealth government bonds	**76**	71	163
Foreign government bonds	**-**	6	40
Total trading securities	**16,609**	15,431	13,634
Other trading assets			
Commodities	**84**	87	122
Total other trading assets	**84**	87	122
Total trading portfolio assets	**16,693**	15,518	13,756

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m

9. Loan assets held at amortised cost

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
Due from clearing houses	**2,066**	2,827	3,578
Due from governments*	**152**	165	195
Due from other entities			
Other loans and advances	**44,846**	40,269	36,542
Less specific provisions	**(63)**	(71)	(55)
	44,783	40,198	36,487
Lease receivables	**3,014**	2,697	2,454
Total due from other entities	**47,797**	42,895	38,941
Total gross loan assets	**50,015**	45,887	42,714
Less collective allowance for credit losses	**(104)**	(91)	(83)
Total loan assets held at amortised cost	**49,911**	45,796	42,631

* Governments include federal, state and local governments and related enterprises in Australia.

Specific provisions			
Balance at the beginning of the period	**71**	55	52
Provided for during the period	**20**	26	10
Loan assets written off, previously provided for	**-**	(4)	-
Recovery of loans previously provided for	**(28)**	(7)	(6)
Attributable to foreign currency translation	**-**	1	(1)
Total specific provisions	**63**	71	55
Specific provisions as a percentage of gross loan assets	**0.13%**	0.15%	0.13%

The specific provisions relate to doubtful loan assets that have been identified and provided for.

Collective allowance for credit losses			
Balance at the beginning of the period	**91**	83	80
Provided for during the period	**13**	8	3
Total collective allowance for credit losses	**104**	91	83

The collective allowances for credit losses is intended to cover losses inherent in the existing overall credit portfolio which are not yet specifically identifiable.

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m

10. Investment securities available for sale

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
Equity securities			
Listed	**747**	617	453
Unlisted	**272**	377	145
Debt securities*	**11,073**	5,066	3,541
Total investment securities available for sale	**12,092**	6,060	4,139

* Includes $8,953m (31 March 2007: $2,245m; 30 September 2006: $1,757m) of Negotiable Certificates of Deposit due from financial institutions and $186m (31 March 2007: $474m; 30 September 2006: $532m) of bank bills.

11. Interest in associates and joint ventures using the equity method

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
Interest in associates and joint ventures using the equity method			
Loans and investments without provisions for impairment	**4,702**	4,016	3,420
Loans and investments with provisions for impairment	**89**	60	180
Less provision for impairment	**(7)**	(5)	(29)
Loans and investments at recoverable amount	**82**	55	151
Total interest in associates and joint ventures using the equity method	**4,784**	4,071	3,571

Summarised information of certain interests in material associates and joint ventures is as follows:

			Participating interest		
Name of entity	**Country of Incorporation**	**Reporting Date**	**As at 30 Sep 2007 %**	As at 31 Mar 2007 %	As at 30 Sep 2006 %
Diversified CMBS Investments Inc.	USA	31 March	**57%**	57%	57%
European Directories SA	Luxembourg	31 December	**13%**	13%	13%
Macquarie Aircraft Leasing Holdings Limited	Bermuda	31 December	**34%**	34%	-
Macquarie Airports	Australia	31 December	**19%**	16%	15%
Macquarie Capital Alliance Group	Australia	30 June	**17%**	17%	11%
Macquarie Communications Infrastructure Group	Australia	30 June	**17%**	12%	12%
Macquarie Countrywide Trust	Australia	30 June	**10%**	9%	9%
Macquarie Diversified (AA) Trust	Australia	31 March	**18%**	28%	29%
Macquarie European Infrastructure Fund	UK	31 March	**5%**	5%	5%
Macquarie Goodman Japan Limited	Singapore	31 March	**50%**	-	-
Macquarie Infrastructure Group	Australia	30 June	**2%**	2%	2%
Macquarie MEAG Prime REIT	Singapore	31 December	**26%**	24%	20%
Macquarie Media Group	Australia	30 June	**20%**	22%	21%
Macquarie Office Trust	Australia	30 June	**7%**	6%	6%
Redford Australian Investment Trust	Australia	30 June	**27%**	-	-
Euro Gaming Limited	UK	31 December	**50%**	50%	-

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m

12. Assets and disposal groups classified as held for sale

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
Assets of disposal groups held for sale*	**410**	244	3,049
Associates**	**425**	750	764
Total assets and disposal groups classified as held for sale	**835**	994	3,813
Total liabilities of disposal groups classified as held for sale*	**272**	170	2,443

*Disposal groups held for sale as at 30 September 2007 include America's Water Heater Rentals, Express Offshore Transport, Longview Oil & Gas, Windkraft Holleben 1 GMBH & Co KG and Windpark Bippen Grunstucks GMBH & Co KG.

Disposal groups at 31 March 2007 included ATM Solutions and Longview Oil & Gas.

Disposal groups at 30 September 2006 included East London Bus Group Holdings Limited, Steam Packet Group, Macquarie Small Cap Roads Holdings, LLC, AHA Holdings Limited, Macquarie SC Investments Inc. and Vancouver Health Holdings Limited.

**Summarised information of material associates classified as held for sale is as follows:

			Participating interest		
Name of entity	**Country of Incorporation**	**Reporting Date**	**As at 30 Sep 2007 %**	As at 31 Mar 2007 %	As at 30 Sep 2006 %
International Infrastructure Holdings Limited	Japan	31 December	**50%**	-	-
Retirement Villages Group	Australia	30 June	**48%**	48%	48%
Macquarie Infrastructure Partners A	USA	31 December	**13%**	-	-
Macquarie Infrastructure Partners B	USA	31 December	**13%**	-	-
Lane Cove Tunnel Holding Company Pty Limited	Australia	31 December	-	19%	-
Macquarie New York Parking 2 LLC^	USA	31 December	-	53%	53%
Taiwan Cable TV Investments Sarl^^	Taiwan	31 December	-	20%	40%

All associates classified as held for sale are unlisted companies.

Participation interest is equivalent to ownership interest unless otherwise stated.

^ Voting rights for this investment were not proportional to the ownership interest. The economic entity had joint control because neither the economic entity nor its fellow investors had control in their own right.

^^ Legal interest is different to participating interest. As at 31 March 2007, legal interest in Taiwan Cable TV Investment Sarl was 40%.

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m

13. Trading portfolio liabilities

Listed equity securities	**8,815**	14,258	3,782
Commonwealth government securities	**789**	1,243	1,881
Other government securities	**241**	352	769
Corporate securities	**30**	69	68
Total trading portfolio liabilities	**9,875**	15,922	6,500

14. Debt issued at amortised cost

Debt issued at amortised cost	**55,304**	51,365	42,317
Total debt issued at amortised cost	**55,304**	51,365	42,317

15. Other financial liabilities at fair value through profit or loss

Debt issued at fair value	**698**	1,229	1,257
Equity linked notes	**5,046**	4,323	4,428
Total other financial liabilities at fair value through profit or loss	**5,744**	5,552	5,685

Reconciliation of debt issued at amortised cost and other financial liabilities at fair value through profit or loss by major currency:

Australian dollars	**39,012**	28,596	26,032
United States dollars	**10,215**	15,936	9,014
Euro	**5,449**	5,120	6,885
Great British pounds	**1,846**	3,467	2,677
Hong Kong dollars	**1,462**	1,592	1,759
Japanese yen	**974**	571	560
Canadian dollars	**698**	214	240
Turkish lira	**663**	638	-
Other currencies	**729**	783	835
Total by currency	**61,048**	56,917	48,002

The Bank's primary program for domestic and international debt issuance is its multi-currency, multi-jurisdictional Debt Instrument Program. Securities are issued for terms varying from one day to 30 years.

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
16. Contributed equity			
Ordinary share capital			
Opening balance of 253,941,205 (Mar 2007: 249,683,249; Sep 2006: 232,440,369) fully paid ordinary shares	**3,103**	2,889	1,916
Issue of 10,606,061 ordinary shares on 22 May 2006 at $66.00 per share (a)	**-**	-	696
Issue of 8,620,690 ordinary shares on 21 May 2007 at $87.00 per share (b)	**745**	-	-
On-market purchase of 313,615 (Mar 2007: 7,136; Sep 2006:280,873) shares pursuant to the Macquarie Bank Staff Share Acquisition Plan ("MBSSAP") and Non-Executive Directors Share Acquisition Plan ("NEDSAP") at $88.67 per share (Mar 2007: $71.55; Sep 2006: $67.85) per share	**(28)**	(1)	(19)
Allocation of 313,615 (Mar 2007: 7,136; Sep 2006:280,873) shares to employees pursuant to the MBSSAP and NEDSAP at $88.67 (Mar 2007: $71.55; Sep 2006: $67.85) per share	**28**	1	19
Issue of 5,466,294 shares (Mar 2007: 2,561,390; Sep 2006: 4,975,546) shares on exercise of options	**195**	80	159
Issue of 137,947 shares on 23 June 2006 pursuant to the Share Purchase Plan at $66.00 per share	**-**	-	9
Issue of 912,076 shares on 25 June 2007 pursuant to the Share Purchase Plan at $87.00 per share	**79**	-	-
Issue of 21,632 shares on 12 January 2007 pursuant to the Employee Share Purchase Plan at $76.82 per share	**-**	2	-
Issue of 1,523,326 shares on 5 July 2006 pursuant to the Dividend Reinvestment Plan ("DRP") at $63.60 per share	**-**	-	97
Issue of 1,674,934 shares on 15 December 2006 pursuant to the DRP at $70.23 per share	**-**	117	-
Issue of 2,146,392 shares on 4 July 2007 pursuant to the DRP at $86.44 per share	**185**	-	-
Transfer from share based payments reserve for expensed options that have been exercised	**29**	15	12
Closing balance of 271,086,657 (March 2007: 253,941,205; Sep 2006: 249,683,249) fully paid ordinary shares	**4,336**	3,103	2,889
Treasury Shares	**(10)**	(7)	(2)
Macquarie Income Securities	**391**	391	391

(a) On 22 May 2006, the Bank issued 10,606,061 additional ordinary shares at $66.00 per ordinary share via an institutional placement. These placement shares rank pari passu with existing ordinary shares except that they did not participate in the 2006 final dividend paid on 5 July 2006. The equity raised is net of placement fees of $4 million.

(b) On 21 May 2007, the Bank issued 8,620,690 additional ordinary shares at $87.00 per ordinary share via an institutional placement. These placement shares rank pari passu with existing ordinary shares except that they did not participate in the 2007 final dividend paid on 4 July 2007. The equity raised is net of placement fees of $5 million.

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m

17. Reserves, retained earnings and minority interest

Reserves

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
Foreign currency translation reserve			
Opening balance	**1**	10	4
Currency translation differences arising during the period, net of hedge	**4**	(9)	6
Total foreign currency translation reserve	**5**	1	10
Available for sale reserve			
Opening balance	**228**	132	151
Revaluation movement for the period, net of tax	**92**	119	56
Transfer to income statement for impairment	**(22)**	-	-
Transfer to profit on realisation	**(7)**	(23)	(75)
Total available for sale reserve	**291**	228	132
Share-based payments reserve			
Opening balance	**144**	107	84
Option expense for the period	**62**	52	35
Transfer to share capital on exercise of expensed options	**(29)**	(15)	(12)
Total share-based payments reserve	**177**	144	107
Cash flow hedging reserve			
Opening balance	**10**	(18)	2
Revaluation movement for the period, net of tax	**21**	28	(20)
Total cash flow hedging reserve	**31**	10	(18)
Share of reserves of interests in associates and joint ventures using the equity method			
Opening balance	**(3)**	34	9
Share of reserves during the period	**12**	(38)	26
Transfer to profit on realisation	**-**	1	(1)
Total share of reserves of interests in associates and joint ventures using the equity method	**9**	(3)	34
Total reserves	**513**	380	265

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
Retained earnings			
Balance at the beginning of the financial period	**2,795**	2,374	1,934
Profit attributable to equity holders of Macquarie Bank Limited	**1,076**	749	745
Distributions paid or provided on Macquarie Income Securities	**(16)**	(16)	(15)
Dividends paid on ordinary share capital (refer note 6)	**(482)**	(312)	(290)
Total retained earnings	**3,373**	2,795	2,374

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m

17. Reserves, retained earnings and minority interest (continued)

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
Minority interest			
Macquarie Income Preferred Securities*			
Proceeds on issue of Macquarie Income Preferred Securities	**894**	894	894
Issue costs	**(10)**	(10)	(10)
	884	884	884
Profit for the period	**26**	27	27
Distribution provided on Macquarie Income Preferred Securities	**(26)**	(27)	(27)
Foreign currency translation reserve	**(86)**	(43)	(15)
Total Macquarie Income Preferred Securities	**798**	841	869
Other minority interest			
Ordinary share capital	**4**	9	36
Preference share capital	**6**	6	6
Accumulated gains/(losses)	**4**	1	(27)
Total other minority interest	**14**	16	15
Total minority interests	**812**	857	884

* On 22 September 2004, Macquarie Capital Funding LP, a member of the economic entity established to facilitate capital raising, issued £350 million of Tier 1 capital-eligible securities ("Macquarie Income Preferred Securities", "the Securities"). The Securities – guaranteed non-cumulative step-up perpetual preferred securities – currently pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at the Bank's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The Securities may be redeemed on each fifth anniversary thereafter at the Bank's discretion. The first coupon was paid on 15 April 2005.

The instruments are reflected in the economic entity's financial statements as a minority interest, with distribution entitlements being included with the minority interest share of profit after tax.

18. Notes to the cash flow statement

Reconciliation of cash

Cash at the end of the period as shown in the cash flow statement is reconciled to related items in the Balance Sheet as follows:

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
Cash and balances with central banks	**3**	3	9
Due from other financial institutions			
- due from banks*	**6,871**	5,540	4,076
- trading securities and debt securities available for sale**	**3,612**	2,783	2,503
Cash and cash equivalents at the end of the half year	**10,486**	8,326	6,588

Reconciliation of profit from ordinary activities after income tax to net cash flows from operating activities

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
Profit from ordinary activities after income tax	**1,100**	777	774
Adjustments to profit from ordinary activities			
Amounts provided during the period	**47**	41	14
Depreciation	**51**	40	41
Share of net profits of associates and joint ventures	**(94)**	(143)	(99)
Dividends received from associates	**117**	250	124
Share based payment expense	**62**	52	35
Changes in assets and liabilities			
(Increase)/decrease in dividends receivable	**(39)**	250	126
Decrease/(increase) in fees and commissions receivable	**53**	(27)	(39)
(Decrease)/increase in fees and commissions payable	**(34)**	32	9
Increase/(decrease) in tax liabilities	**140**	(35)	250
Increase in deferred tax assets	**(230)**	(245)	(140)
Increase/(decrease) in deferred tax liabilities	**28**	25	(104)
Increase in interest receivable	**(36)**	(77)	(148)
Increase in interest payable	**25**	45	274
Increase in employment provisions	**18**	4	16
Increase in loan assets granted	**(5,241)**	(3,713)	(7,854)
(Decrease)/increase in debtors, prepayments, accrued charges and creditors	**(756)**	791	(693)
Decrease/(increase) in financial instruments, foreign exchange and commodities	**5,733**	(7,654)	(1,949)
Increase in money market and other deposits	**4,994**	11,692	5,770
Decrease in life investment contract receivables	**694**	424	89
Net cash flows from operating activities	**6,632**	2,529	(3,504)

* Includes cash at bank, due from clearing houses and overnight cash at bank.

** Includes certificates of deposit, bank bills and other short-term cash securities.

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m

19. Contingent liabilities and assets

The following details of contingent liabilities and assets exclude derivatives.

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
Contingent liabilities exist in respect of:			
Guarantees	**206**	321	241
Indemnities	**78**	25	56
Undrawn credit facilities	**6,130**	6,576	4,922
Undrawn credit facilities – revocable at any time	**6,165**	3,938	3,938
Other contingent liabilities (a)	**588**	1,139	924
Total contingent liabilities	**13,167**	11,999	10,081

(a) Other contingent liabilities include letters of credit, commitments certain of drawdown and performance related contingents. Also included are forward asset purchases whereby the economic entity has entered into conditional agreements to acquire assets and operating businesses with the intention of subsequent disposal. These assets and businesses will be recognised when control passes to the economic entity. The total commitment at 30 September 2007 was $459 million (31 March 2007: $1,115 million; 30 September 2006: $812 million).

Contingent liabilities exist in respect of claims and potential claims against entities in the economic entity. Where necessary, appropriate provisions have been made in the financial statements. The economic entity does not consider that the outcome of any such claims known to exist at the date of this report, either individually or in aggregate, are likely to have a material effect on its operations or financial position.

Of the total contingent liabilities above, $12.3 billion (31 March 2007: $10.5 billion; 30 September 2006: $8.9 billion) also represent contingent assets. Such commitments to provide credit may in the normal course convert to loans and other assets.

20. Acquisition and disposal of controlled entities

Entities acquired or consolidated due to change in control:

a) **OzForex Pty Limited**
On 15 June 2007, a subsidiary of the Bank acquired 51% of OzForex Pty Limited, a foreign exchange servicing entity.

b) **America's Water Heater Rentals**
On 21 June 2007, a subsidiary of the Bank acquired 100% of America's Water Heater Rentals, which owns and services rental water heaters.

c) **Greater Peterborough Health Investment Plan**
On 4 July 2007, a subsidiary of the Bank acquired a 70% interest in the Greater Peterborough Health Investment Plan project to develop healthcare facilities.

d) **Marine Services Holdings Limited**
On 19 July 2007, a subsidiary of the Bank acquired 100% of Express Offshore Transport, an offshore oil and gas platform transport service.

Aggregate details of the acquisitions (including disposal groups) are as follows:

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
Fair value of net assets acquired			
Cash and other financial assets	**23**	-	105
Derivatives financial instruments – positive values	**1**	-	39
Intangible assets	**29**	-	14
Property, plant and equipment	**7**	-	8
Assets of disposal groups classified as held for sale	**231**	79	1,108
Payables, provisions and borrowings	**(31)**	-	(135)
Liabilities of disposal groups classified as held for sale	**(6)**	(53)	(621)
Minority interest	**(4)**	-	-
Total fair value of net assets acquired	**250**	26	518
Purchase consideration			
Cash consideration	**250**	26	518
Total purchase consideration	**250**	26	518
Reconciliation of cash movement			
Cash consideration	**(250)**	(26)	(518)
Less cash acquired	**18**	3	7
Total cash outflow	**(232)**	(23)	(511)

The operating results of these entities have not had a material impact on the results of the economic entity.

There are no significant differences between the fair value of net assets acquired and the acquiree's carrying value of net assets other than the goodwill and other intangible assets noted above.

The 30 September 2006 comparatives relate to the acquisition of Macquarie Small Cap Roads, East London Bus Group Holdings Limited, Cervus Financial Corp and Corona Energy Holdings Limited.

20. Acquisition and disposal of controlled entities (continued)

Entities disposed of or deconsolidated due to change in control:

The following entities were disposed of, or deconsolidated, during the period:

a) **ATM Solutions Australasia Pty Limited**
On 16 April 2007, a subsidiary of the Bank sold 100% of its investment in ATM Solutions Australasia Pty Limited.

b) **Greater Peterborough Health Investment Plan**
On 30 August 2007, a subsidiary of the Bank deconsolidated 100% of its interest in the Greater Peterborough Health Investment Plan project.

c) **Macquarie IMM Investment Management Co Limited**
On 28 September 2007, a subsidiary of the Bank sold 100% of its interest in Macquarie IMM Investment Management Co Limited.

Aggregate details of the disposals and deconsolidations are as follows:

	As at 30 Sep 2007 $m	As at 31 Mar 2007 $m	As at 30 Sep 2006 $m
Carrying value of assets and liabilities disposed of or deconsolidated			
Cash and other financial assets	**33**	2	-
Assets of disposal groups classified as held for sale	**1,112**	3,015	-
Fixed assets	**-**	1	-
Intangible assets	**-**	21	-
Liabilities of disposal groups classified as held for sale	**(1,067)**	(2,361)	-
Payables, provisions and borrowings	**(8)**	(1)	-
Minority interests	**(9)**	-	-
Total carrying value of assets and liabilities disposed of or deconsolidated	**61**	677	-
Reconciliation of cash movement			
Cash received	**268**	1,125	-
Less investment retained	**-**	(61)	-
Less cash deconsolidated	**(35)**	(163)	-
Total cash inflow	**233**	901	-

The 31 March 2007 comparatives relate to the disposal of Macquarie Small Caps Roads, Smarte Carte Corporation, East London Bus Group Holdings Limited, The Steam Packet Group Limited, Access Health Abbotsford Limited and Access Health Vancouver Limited and Forward Steps Holdings Limited.

21. Events occurring after reporting date

On 13 November 2007, the Macquarie Group will restructure into a non-operating holding company structure. This follows receipt of the requisite approvals by Macquarie Bank Limited ('MBL') shareholders and optionholders, as well as the Federal Treasurer, Australian Prudential Regulation Authority and the Federal Court of Australia. This restructure results in a new listed non-operating holding company, named Macquarie Group Limited ('MGL') being established as the ultimate parent of the Macquarie Group. The Macquarie Group will comprise two separate sub-groups, a Banking Group and a Non-Banking Group.

Under the restructure, following MBL becoming a controlled entity of MGL, MBL will sell certain Non-Banking Group controlled entities to MGL for fair value at the restructure date. The bulk of the profits on sale of these controlled entities will be distributed by MBL via dividends to MGL. MBL has also obtained shareholder approval to reduce its capital by $3.0 billion. The funds received by MGL from these transactions will be contributed to the capital base of the Non-Banking Group and help finance the acquisition of the assets from MBL by the Non-Banking Group. MBL will also pay a dividend to MGL of $2.25 billion and MGL will simultaneously subscribe the same amount to MBL as a capital injection. These transactions are expected to occur on 16 November 2007. Subsequently, a new holding company (Macquarie B.H. Pty Limited) will be introduced between MGL and MBL on or about 19 November 2007. All of these transactions will be internal to the Macquarie group of companies and will not impact incoming MGL ordinary shareholders.

Ordinary shareholders and optionholders of MBL will hold one MGL ordinary share/option for each ordinary share/option they held in MBL prior to implementation of the restructure.

The restructure will be accounted for as a reverse acquisition in MGL's 31 March 2008 consolidated financial statements, with MBL identified as the acquirer in accordance with AASB 3 Business Combinations. MGL's consolidated financial statements will be presented as a continuation of the Macquarie Group.

DIRECTORS' DECLARATION

In the Directors' opinion:

(a) the financial statements and notes set out on pages 7 to 33 are in accordance with the *Corporations Act 2001*, including:

  i. complying with Australian Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
  ii. giving a true and fair view of the economic entity's financial position as at 30 September 2007 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date; and

(b) there are reasonable grounds to believe that Macquarie Bank Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

David Clarke
Non-Executive Chairman

Allan Moss
Managing Director and
Chief Executive Officer

Sydney
12 November 2007

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of Macquarie Bank Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Macquarie Bank Limited, which comprises the balance sheet as at 30 September 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Macquarie Bank Limited Group (the consolidated entity). The consolidated entity comprises both Macquarie Bank Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 September 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Macquarie Bank Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Macquarie Bank Limited is not in accordance with the *Corporations Act 2001* including:

> (a) giving a true and fair view of the consolidated entity's financial position as at 30 September 2007 and of its performance for the half-year ended on that date; and
>
> (b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

PricewaterhouseCoopers

Ian Hammond
Partner

Sydney
12 November 2007

MACQUARIE BANK LIMITED

and its controlled entities

TEN YEAR HISTORY

With the exception of 31 March 2005, the financial information presented below has been based on the Australian standards adopted at each reporting date. The financial information for the full year ended 31 March 2007 and half year ended 30 September 2007 is based on the reported results using the Australian Standards that are equivalent to International Financial Reporting Standards and their related pronouncements.

	Years ended 31 March									First half
	1999	2000	2001	2002	2003	2004	2005	2006	2007	**2008**
Income statement ($ million)										
Total income from ordinary activities	904	1,337	1,649	1,822	2,155	2,823	4,197	4,832	7,181	**4,710**
Total expenses from ordinary activities	(686)	(1,036)	(1,324)	(1,467)	(1,695)	(2,138)	(3,039)	(3,545)	(5,253)	**(3,337)**
Operating profit before income tax	218	301	325	355	460	685	1,158	1,287	1,928	**1,373**
Income tax expense	(53)	(79)	(53)	(76)	(96)	(161)	(288)	(290)	(377)	**(273)**
Profit for the period	165	222	272	279	364	524	870	997	1,551	**1,100**
Macquarie Income Preferred Securities distributions	-	-	-	-	-	-	(28)	(51)	(54)	**(26)**
Other minority interests	-	-	1	-	(3)	(3)	(1)	(1)	(3)	**2**
Macquarie Income Securities distributions	-	(12)	(31)	(29)	(28)	(27)	(29)	(29)	(31)	**(16)**
Profit attributable to ordinary equity holders	165	210	242	250	333	494	812	916	1,463	**1,060**
Balance sheet ($ million)										
Total assets	9,456	23,389	27,848	30,234	32,462	43,771	67,980	106,211	136,389	**152,458**
Total liabilities	8,805	22,154	26,510	27,817	29,877	40,938	63,555	100,874	128,870	**143,043**
Net assets	651	1,235	1,338	2,417	2,585	2,833	4,425	5,337	7,519	**9,415**
Risk-weighted assets	4,987	8,511	9,860	10,651	10,030	13,361	19,771	28,751	39,386	**42,599**
Total loan assets	4,002	6,518	7,785	9,209	9,839	10,777	28,425	34,999	45,796	**49,911**
Impaired assets (net of provisions)	44	23	31	49	16	61	42	85	88	**146**
Share information (a)										
Cash dividends per share (cents per share)										
Interim	30	34	41	41	41	52	61	90	125	**145**
Final	38	52	52	52	52	70	100	125	190	**n/a**
Special	-	-	-	-	50	-	40	-	-	**-**
Total	68	86	93	93	143	122	201	215	315	**145**
Basic earnings per share (cents per share)	101.3	124.3	138.9	132.8	164.8	233.0	369.6	400.3	591.6	**401.8**
Share price at period end ($) (a)	19.10	26.40	27.63	33.26	24.70	35.80	48.03	64.68	82.75	**84.40**
Ordinary share capital (million shares) (b)	161.1	171.2	175.9	198.5	204.5	215.9	223.7	232.4	253.9	**271.1**
Market capitalisation at period end (fully paid ordinary shares) ($ million)	3,077	4,520	4,860	6,602	5,051	7,729	10,744	15,032	21,010	**22,881**
Ratios										
Return on average ordinary shareholders' funds	26.8%	28.1%	27.1%	18.7%	18.0%	22.3%	29.8%	26.0%	28.1%	**30.2%**
Payout ratio	67.2%	70.0%	67.5%	73.6%	87.4%[c]	53.2%	53.2%	54.4%	54.3%	**37.1%**
Tier 1 ratio	13.0%	14.5%	12.9%	17.8%	19.0%	16.2%	14.4%	12.4%	15.0%	**17.6%**
Capital adequacy ratio	17.3%	18.4%	16.0%	19.4%	21.4%	19.9%	21.2%	14.1%	15.5%	**17.9%**
Expense/income ratio	75.9%	77.5%	80.3%	80.5%	78.7%	75.7%	72.4%	73.4%	73.2%	**70.8%**
Impaired assets as % of loan assets (excluding securitisation SPVs and segregated futures funds)	1.1%	0.3%	0.4%	0.5%	0.2%	0.6%	0.3%	0.5%	0.4%	**0.6%**
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated futures funds)	0.1%	0.1%	0.1%	0.2%	0.0%	0.3%	0.2%	0.2%	0.1%	**0.0%**
Assets under management ($ billion) (d)	22.8	26.3	30.9	41.3	52.3	62.6	96.7	140.3	197.2	**224.1**
Staff numbers (e)	3,119	4,070	4,467	4,726	4,839	5,716	6,556	8,183	10,023	**11,066**

(a) The Bank's ordinary shares were quoted on the Australian Stock Exchange on 29 July 1996.

(b) Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.

(c) The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the payout ratio would have been 56.8%.

(d) The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.

(e) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

Macquarie Bank Head Office

No.1 Martin Place
Sydney NSW 2000
Australia

Tel: +61 2 8232 3333
Fax: +61 2 8232 3350

Registered Office

Macquarie Bank Limited
Level 3, 25 National Circuit
Forrest ACT 2603
Australia

Tel: +61 2 6225 3000

www.macquarie.com.au

Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740

APPENDIX 4D
HALF YEAR REPORT

MACQUARIE GROUP LIMITED
ABN 94 122 169 279

HALF YEAR ENDED 30 SEPTEMBER 2007

1 Details of the reporting period and the previous corresponding period

	Current period:	1 April 2007 to 30 September 2007
	Prior corresponding period:	12 October 2006 to 31 March 2007

2 Results for announcement to the market

	Key information	Half year ended 30 September 2007 $	12 October 2006 to 31 March 2007 $	% Change
2.1	**Total income from operating activities**	-	-	0%
2.2	**Profit attributable to equity holders of Macquarie Group Limited**	-	-	0%
2.3	**Profit attributable to ordinary equity holders of Macquarie Group Limited**	-	-	0%

2.4	Dividends	Amount per security	Franked amount per security
	Ordinary Shares		
	Interim dividend (resolved, not yet provided at 30 September 2007)	$1.45 per ordinary share	100%
	Final dividend	n/a	n/a

2.5	Record date for determining entitlements to the dividends
	Record date for the interim dividend is 9 January 2008.

2.6 Commentary

The consolidated profit attributable to ordinary equity holders, in accordance with Australian Accounting Standards, for the period was $Nil (31 March 2007: $Nil).

Events Occurring After Reporting Date
On 13 November 2007, the Macquarie Group will restructure into a non-operating holding company structure. This follows receipt of the requisite approvals by Macquarie Bank Limited ('MBL') shareholders and optionholders, as well as the Federal Treasurer, Australian Prudential Regulation Authority and the Federal Court of Australia. This restructure results in the Company being established as the ultimate parent of the Macquarie Group. The Macquarie Group will comprise two separate sub-groups, a Banking Group and a Non-Banking Group.

Under the restructure, following MBL becoming a controlled entity of Macquarie Group Limited ('MGL'), MBL will sell certain Non-Banking Group controlled entities to MGL for fair value at the restructure date. The bulk of the profits on sale of these controlled entities will be distributed by MBL via dividends to MGL. MBL has also obtained shareholder approval to reduce its capital by $3.0 billion. The funds received by MGL from these transactions will be contributed to the capital base of the Non-Banking Group and help finance the acquisition of the assets from MBL by the Non-Banking Group. MBL will also pay a dividend to MGL of $2.25 billion and MGL will simultaneously subscribe the same amount to MBL as a capital injection. These transactions are expected to occur on 16 November 2007. Subsequently, a new holding company (Macquarie B.H. Pty Limited) will be introduced between MGL and MBL on or about 19 November 2007. All of these transactions will be internal to the Macquarie group of companies and will not impact incoming MGL ordinary shareholders.

Ordinary shareholders and optionholders of MBL will hold one MGL ordinary share/option for each ordinary share/option they held in MBL prior to implementation of the restructure.

The results of the consolidated Macquarie Group as at 30 September 2007 are disclosed in Macquarie Bank Limited's Appendix 4D.

3 Net tangible asset per security

		30 September 2007 $	31 March 2007 $
	Ordinary shares	1.00	1.00

4 Control gained or lost over entities in the half year, and those having material effect

	Name of entities where control was gained in the half year	Date control gained
	None	

	Name of entities where control was lost in the half year	Date control lost
	None	

5 Dividend details

		Half year ended 30 September 2007 $M	12 October 2006 to 31 March 2007 $M
	Ordinary share capital **Final dividend paid:** Nil (2007: Nil) cents per share	-	-

There is no provision for interim dividend in respect of the half year ended 30 September 2007 as a result of AASB 137: *Provisions, Contingent Liabilities and Contingent Assets* . A provision for dividend is recognised at the time the dividends are declared, determined or publicly recommended.

Since the end of the half year, the Directors have resolved to pay an interim dividend for the half year ending 30 September 2007 of $1.45 per fully paid ordinary shares, 100% franked at 30%. The aggregate amount of the interim dividend to be paid on 30 January 2008 but not recognised as a liability at half year end, is currently estimated to be approximately $393 million. This amount has been estimated based on the number of shares eligible to participate as at 30 September 2007.

Macquarie B.H. Pty Limited, a controlled entity of the Macquarie Group Limited, will pay a corresponding amount to the Company having received this amount from Macquarie Bank Limited.

6 Dividend or distribution reinvestment plan details

The Dividend Reinvestment Plan ("DRP") is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value less 2.5%. A shareholder can elect to participate in or terminate their involvement in the DRP at any time.

Election notices for participation in the DRP in relation to the interim dividend to be paid on 30 January 2008 must be received by the registry by 5.00pm on 9 January 2008 to be effective for that dividend.

7 Investment associates and joint ventures

	Name	Participating interest (%)
	None	

8 Foreign entities, applicable accounting standards used

	Not applicable	

9 Statement if financial report is subject to review dispute or qualification

	The financial report has been subject to review, and is not subject to disputes or qualifications.	

APPENDIX 4D
HALF YEAR REPORT

MACQUARIE BANK LIMITED
ABN 46 008 583 542

HALF YEAR ENDED 30 SEPTEMBER 2007

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

1 Details of the reporting period and the previous corresponding period

	Current period:	1 April 2007 to 30 September 2007
	Prior corresponding period:	1 April 2006 to 30 September 2006

2 Results for announcement to the market

	Key information	Half year ended 30 September 2007 $M	Half year ended 30 September 2006 $M	% Change
2.1	**Total operating income**	4,710	3,425	38%
2.2	**Profit attributable to equity holders of Macquarie Bank Limited**	1,076	745	44%
2.3	**Profit attributable to ordinary equity holders of Macquarie Bank Limited**	1,060	730	45%

2.4	**Dividends**	**Amount per security**	**Franked amount per security**
	Ordinary Shares		
	Interim dividend (resolved, not yet provided at 30 September 2007). Pursuant to the restructure of the Macquarie Group, this dividend will be paid to Macquarie B.H. Pty Limited and a corresponding dividend will be paid by Macquarie B.H. Pty Limited to Macquarie Group Limited.	$1.45 per ordinary Macquarie Group Limited share	100%
	Final dividend	n/a	n/a
2.5	**Record date for determining entitlements to the dividends**		
	Record date for the interim dividend is 9 January 2008.		

2.6	Commentary

Consolidated Result:

Macquarie's consolidated net profit after income tax attributable to its ordinary equity holders for the six months to 30 September 2007 was $1,060 million, a 45% increase on the prior corresponding period. Basic earnings per share were up 34% to 401.8 cents.

Strong equity markets conditions were experienced globally, particularly in Asia, resulting in strong income growth for Macquarie's equity related businesses. Commodity market volatility was high, resulting in good customer flows. Assets under management were up 14% on March 2007 to $224.1 billion at 30 September 2007.

Total operating income for the half-year to 30 September 2007 was $4,710 million, a 38% increase on the prior corresponding period. Good investment banking deal flow combined with favourable equity and commodity market conditions drove the overall growth in operating income. The half-year also saw record broking volumes and strong demand for retail products. Consistent with prior periods, Macquarie benefited from some significant asset realisations during the period including the disposal of its investment in Macquarie-IMM Investment Management Co. Limited (Macquarie-IMM). The increase in assets under management contributed to growth in base fees. Some performance fees were also recognised during the period.

Macquarie's offshore growth has continued across all Groups with income from international sources up 70% on the prior corresponding period to $2,457 million. International income amounted to 55% of Macquarie's total operating income for the six months to 30 September 2007, up from 44% in the prior corresponding period.

Operating expenses are up 34% on the prior corresponding period to $3,337 million. Employment costs are the largest contributor to operating expenses and were up 34% on the prior corresponding period to $2,420 million. The increase in employment costs was driven by an increase in headcount of 23% on the prior corresponding period to over 11,000.

Refer to the September 2007 Interim Result Announcement for more details.

Events Occurring after Reporting Date

On 13 November 2007, the Macquarie Group will restructure into a non-operating holding company structure. This follows receipt of the requisite approvals by Macquarie Bank Limited ('MBL') shareholders and optionholders, as well as the Federal Treasurer, Australian Prudential Regulation Authority and the Federal Court of Australia. This restructure results in a new listed non-operating holding company, named Macquarie Group Limited ('MGL') being established as the ultimate parent of the Macquarie Group. The Macquarie Group will comprise two separate sub-groups, a Banking Group and a Non-Banking Group.

Under the restructure, following MBL becoming a controlled entity of MGL, MBL will sell certain Non-Banking Group controlled entities to MGL for fair value at the restructure date. The bulk of the profits on sale of these controlled entities will be distributed by MBL via dividends to MGL. MBL has also obtained shareholder approval to reduce its capital by $3.0 billion. The funds received by MGL from these transactions will be contributed to the capital base of the Non-Banking Group and help finance the acquisition of the assets from MBL by the Non-Banking Group. MBL will also pay a dividend to MGL of $2.25 billion and MGL will simultaneously subscribe the same amount to MBL as a capital injection. These transactions are expected to occur on 16 November 2007. Subsequently, a new holding company (Macquarie B.H. Pty Limited) will be introduced between MGL and MBL on or about 19 November 2007. All of these transactions will be internal to the Macquarie group of companies and will not impact incoming MGL ordinary shareholders.

Ordinary shareholders and optionholders of MBL will hold one MGL ordinary share/option for each ordinary share/option they held in MBL prior to implementation of the restructure.

3 Net tangible asset per security

		30 September 2007 $	30 September 2006 $
	Ordinary shares	27.55	13.89
	Including the intangibles (net of associated deferred tax liabilities) within the Bank's businesses held for resale, the NTA per ordinary share would have been $27.95 at 30 September 2007 (30 September 2006: $20.10)		

4 Control gained or lost over entities in the half year, and those having material effect

	Name of entities where control was gained in the half year	Date control gained
	OzForex Pty Limited	15-Jun-07
	America's Water Heater Rentals LLC	21-Jun-07
	Greater Peterborough Health Investment Plan	4-Jul-07
	Marine Services Holdings Limited	19-Jul-07

The above entities did not contribute materially to the reporting entity's profit from ordinary activities.

	Name of entities where control was lost in the half year	Date control lost
	ATM Solutions Australasia Pty Limited	16-Apr-07
	Greater Peterborough Health Investment Plan	30-Aug-07
	Macquarie IMM Investment Management Co Limited	28-Sep-07

5 Dividend details

		Half year ended 30 September 2007 $M	Half year ended 30 September 2006 $M
	Ordinary share capital **Final dividend paid:** 190 (2006: 125) cents per share	482	291

There is no provision for interim dividend in respect of the half year ended 30 September 2007 as a result of AASB 137:*Provisions, Contingent Liabilities and Contingent Assets*. A provision for dividend is recognised at the time the dividends are declared, determined or publicly recommended.

The final dividend paid during the half year ended 30 September 2007 was 100% franked at 30% (2006: 90% franked at 30%).

Since the end of the half year the Directors have resolved to pay an interim dividend for the half year ending 30 September 2007 of $1.45 per the number of fully paid ordinary Macquarie Group Limited shares on issue on 9 January 2008. Pursuant to the restructure of the Macquarie Group, this dividend will be paid to Macquarie B.H. Pty Limited and a corresponding dividend will be paid by Macquarie B.H. Pty Limited to Macquarie Group Limited. The aggregate amount of the interim dividend to be paid on 30 January 2008 out of retained profits at 30 September 2007, but not recognised as a liability at half year end, is currently estimated to be $393 million. This amount has been estimated based on the number of Macquarie Bank Limited shares eligible to participate as at 30 September 2007.

Macquarie Income Securities

Distributions paid during the half year ended 30 September 2007 (net of distributions previously provided) were $9 million (2006: $9 million). Distributions provided at 30 September 2007 are $7 million (2006: $6 million). The distributions in respect of Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 132*Financial Instruments: Disclosure and Presentation.*

Macquarie Income Preferred Securities

Distributions paid during the half year ended 30 September 2007 (net of distributions previously provided) were $3 million (2006: $2 million). Distributions provided at 30 September 2007 are $23 million (2006: $25 million). The Macquarie Income Preferred Securities represent a minority interest of the economic entity. Accordingly, the distributions paid/payable in respect of these are recorded as a movement in minority interest.

6 Dividend or distribution reinvestment plan details

	Not applicable

7 Investment associates and joint ventures

	Name	Participating interest (%)
	Material interests in associates and joint ventures are as follows:	
	Diversified CMBS Investments Inc.	57%
	Euro Gaming Limited	50%
	European Directories S.A.	13%
	Macquarie Aircraft Leasing Holdings Limited	34%
	Macquarie Airports	19%
	Macquarie Capital Alliance Group	17%
	Macquarie Communications Infrastructure Group	17%
	Macquarie Countrywide Trust	10%
	Macquarie Diversified (AA) Trust	18%
	Macquarie European Infrastructure Fund	5%
	Macquarie Goodman Japan Limited	50%
	Macquarie Infrastructure Group	2%
	Macquarie MEAG Prime REIT	26%
	Macquarie Media Group	20%
	Macquarie Office Trust	7%
	Redford Australian Investment Trust	27%
	Material interests in held for sale associates are as follows:	
	International Infrastructure Holdings Limited	50%
	Macquarie Infrastructure Partners A	13%
	Macquarie Infrastructure Partners B	13%
	Retirement Villages Group	48%

The above entities did not contribute materially to the reporting entity's profit from ordinary activities.

8 Foreign entities, applicable accounting standards used

	Not applicable	

9 Statement if financial report is subject to review dispute or qualification

	The financial report has been subject to review, and is not subject to disputes or qualifications.	

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE

MACQUARIE ANNOUNCES 45% INCREASE IN INTERIM PROFIT, TRANSITION TO NEW STRUCTURE

Highlights

- **Record half year net profit**
- **International income up 70% on prior corresponding period**
- **Asia-Pacific income up 96% on prior corresponding period**
- **Diversity of operations providing strong broad-based performance in a wide range of markets**
- **Strong international growth across all operating groups**
- **No unusual provisions or write-downs**
- **No problem trading exposures**
- **Transition to non-operating holding company structure**

SYDNEY, 13 November 2007 – Macquarie Group Limited (Macquarie, ASX:MQG) today announced a record $A1.06 billion profit after tax attributable to ordinary shareholders for the half year ended 30 September 2007 for Macquarie Bank Limited (MBL). This is an increase of 45% over the $A730 million profit for the half year ended 30 September 2006.

The 45% profit growth was driven by a 38% increase in total income, of which 55% was derived from international operations. Earnings per share for the six-month period increased 34% to $A4.02 from $A3.01 on the prior corresponding period.

Macquarie Group Managing Director and Chief Executive Officer, Allan Moss, said: "This record half year result underscores the strength and diversity of our global business. The story of our strong growth beyond Australia continues and we are particularly pleased with the outstanding contribution from the Asia-Pacific region, which was largely unaffected by the credit market disruption."

Mr Moss noted that Macquarie continued to hire quality staff, while maintaining a low expense-to-income ratio.

"All operating groups have experienced continued international growth. For Macquarie Capital (formerly Investment Banking), Equity Markets, Treasury and Commodities, Real Estate and Funds Management Groups income from international activities was more than half of each group's total operating income," Mr Moss said.

Mr Moss said Macquarie Group Limited will pay a fully franked interim dividend of $A1.45 per ordinary share for the half year ended 30 September 2007. This is a 16% increase on last year's Macquarie Bank Limited fully franked interim dividend of $A1.25 per ordinary share. Mr Moss also reaffirmed Macquarie's dividend policy to target an annual payout ratio of between 50 and 60%.

As previously advised, payment of this year's interim dividend, which is normally made towards the end of the calendar year, will be deferred until late January to assist Australian shareholders in qualifying to receive the benefit of the applicable franking credits[1].

Key drivers of the half

Macquarie Group Chief Financial Officer, Greg Ward, said Macquarie's diversity of operations provided strong broad-based performance in a wide range of markets. Mr Ward noted that while international income was up 70% on the prior corresponding period to $A2.5 billion, international staff numbers increased 22% to 4,264 from 3,501 at March 2007. He noted that employment conditions remain extremely competitive.

Mr Ward also noted that the expense-to-income ratio for the period was down to 70.8% and that the expected costs from the transition to the non-operating holding company structure had been accrued.

"We have experienced strong equity markets globally, which have driven significant revenue increases in our equities-related businesses in major regions. Conditions in Asia have been especially strong. This assisted our Asian broking business to continue its successful expansion," he said.

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[1] Under Australian tax law in order for shareholders to be entitled to franking credits, they must satisfy the '45 day rule' in relation to their new holding of MQG shares. This rule generally requires shareholders to hold their MQG shares 'at risk' for at least 45 days in a qualifying period (unless they qualify for an exemption). In order to provide a greater opportunity for shareholders to satisfy this rule in respect of their MQG shares prior to the payment of Macquarie's 2007/8 interim dividend, the interim dividend to investors will be paid by MQG on 30 January 2008 (with a record date of 9 January 2008).

Mr Ward noted that commodity market volatility was driving good customer flows and continuing strong demand for retail products in the first half. Other key drivers of the half included:

- Continued strong investment banking deal flow, with 145 deals valued at more than $A92 billion completed in the half
- Income from asset realisations including Boart Longyear and Macquarie-IMM Investment Management (Korea), was good but slightly down on the strong prior corresponding period that included the $A302 million profit on sale of the Goodman Group holding
- Assets under management up 14% to $A224 billion from $A197 billion since March this year and associated base fee growth for the specialist infrastructure and real estate funds
- Increased capital from capital raising, retained earnings, options exercised
- No unusual provisions or write-downs
- No problem trading exposures
- No material problem credit exposures

Mr Ward added that as normal, Macquarie's interim financial report had been reviewed by PricewaterhouseCoopers and their Independent Auditor's Review Report was unqualified.

International commentary and operating highlights

Mr Moss said there was broad growth across all operating groups during the period, supported by Macquarie's geographic and product diversification and previous investment in the businesses. This growth was also supported by good conditions in markets other than credit markets, although Australia and Asia were largely unaffected by credit market disruption.

"The Asian time zone, including Australasia, contributed two-thirds of total income and continues to be very strong.

Mr Moss continued: "We are also seeing strong investor demand for physical assets such as infrastructure and real estate – asset classes in which Macquarie excels. Although there are more participants in the infrastructure space, there is significant availability of assets and overall we expect more opportunities as the asset class becomes increasingly accepted," he said.

He added that the specialist funds continued to be well-supported by investors, with strong demand particularly for unlisted funds. A total of $A13.8 billion was raised from investors during the period, of which 79% was from international investors and 79% was for unlisted funds or syndicates.

Mr Moss said there was broad growth across all seven operating groups. Specifically he noted:

- **Macquarie Capital** (formerly Investment Banking Group), which contributed the largest overall interim result, was up 55% on the prior corresponding period. There was strong deal flow in mergers and acquisitions and equity capital markets during the half, despite challenging credit market conditions in the second quarter
- The **Equity Markets Group** contribution was up 130% on the prior corresponding period. There were strong contributions from all divisions, particularly international equity products
- The **Treasury and Commodities Group** result was in line with a very strong prior corresponding period that included a significant oil and gas realisation
- The **Real Estate Group** contribution was down 64% on the strong prior corresponding period that included the Goodman Group realisation. Excluding this realisation, the contribution would have been up 170%. Assets under management, including associates, increased by 10% to $A23.5 billion
- The **Financial Services Group** contribution was up 50% on the prior corresponding period, reflecting strong retail broking volumes and significant inflows into Macquarie Wrap Solutions and the Cash Management Trust
- The **Funds Management Group** contribution was very significantly up on the prior corresponding period due to the one-off contribution from the sale of Macquarie-IMM Investment Management JV in Korea
- The **Banking and Securitisation Group** contribution was down 10% on the prior corresponding period due to difficult credit market conditions and continued investment in new businesses

Financial highlights and capital management

Total income from ordinary activities for the half year was up 38% on the prior corresponding period to $A4,710 million; net fee and commission income was up 48% to $A2,478 million; net trading income was up 85% to $A843 million; net interest income was up 57% to $A523 million; and net income from asset and equity investments and other transactions decreased 10% to $A866 million.

Mr Ward said: "Macquarie's capital management policy is to be conservatively capitalised to ensure a sufficient buffer for growth over the medium term and to maintain the ability to take advantage of opportunities as they arise."

He added that, consistent with Macquarie's previously advised strategy, the level of risk-weighted assets grew by only 8% over the period, compared to an increase of 28% in the prior corresponding period. The Tier 1 Capital ratio rose to 17.6%, largely as a result of the May 2007 capital raising of approximately $A830 million.

"Capital demands have eased, both because of Macquarie's slower risk-weighted assets growth and further clarification around capital rules, and we do not anticipate a need for an ordinary equity raising in calendar 2008.

"Macquarie also has a policy of diversifying its funding sources by investor type, geography, currency, maturity and product. While funding markets experienced a dislocation during the period, we remained and continue to remain well-funded," Mr Ward said.

Financing strategy

Commenting on the Macquarie Group's financing strategy, Mr Ward said MQG and MBL will each have dedicated and independent funding, capital management and liquidity management arrangements. He advised that MQG had obtained funding commitments that comprise:

- An $A8 billion senior unsecured bank debt facility. This is underwritten by 11 major international and Australian financial institutions. As a result of successful syndication to more than 40 banks, the facility has been oversubscribed and is likely to be increased by approximately 10%; and
- A $A10 billion two-year committed senior bridge facility from MBL to provide transitional funding while MQG's capital markets issuance programme is established. This will be refinanced via issuance in all significant global capital markets

Mr Ward noted that there would be no increase in Macquarie's net debt arising from the restructure.

Current-year outlook

Mr Moss said: "Subject to market conditions, we expect the second-half result to be at least in line with the prior year's second-half result of $A733 million, but down on a very strong first half this year."

He explained that equity market conditions may not continue to be as favourable, that the first half result had benefited from a high number of asset sales that are unlikely to be repeated in the second half, and that some businesses are likely to be affected by seasonal factors.

Mr Moss noted that it was too early to make a definitive forecast for the full year, especially due to the difficulty in forecasting market conditions. For the remainder of the year, subject to market conditions, Macquarie expects:

- Continued satisfactory transaction levels
- Most trading businesses to benefit from geographic and product expansion
- Substantial equity raisings for unlisted international specialist funds

Medium-term outlook

Commenting on Macquarie's medium-term outlook, Mr Moss said: "We are well-placed due to effective prudential controls, good and diversified businesses and committed, quality staff. We expect to benefit from the growth in our capital base; our significantly increased global reach and continued strong global investor demand for quality assets."

Subject to market conditions not deteriorating materially, Mr Moss said he expects continued growth in revenue and earnings across most businesses over time, as well as continued good international growth.

Macquarie Group Limited established

Macquarie Group Limited is now operating under the new non-operating holding company structure. The Group's shares commenced trading on the Australian Securities Exchange (ASX) on 5 November 2007 under the code "MQG".

Contacts:

Paula Hannaford, Macquarie Group Corporate Communications	+612 8232 4102
Richard Nelson, Macquarie Group Investor Relations	+612 8232 5008

APPENDIX – Regional highlights for the half year to 30 September 2007

ASIA-PACIFIC – Income up 96%

Income from the Asia-Pacific region increased by 96% on the prior corresponding period to $A994 million. The region has been largely unaffected by global credit market disruption. Macquarie Capital Securities experienced continued growth in the region, increasing its Indian coverage and expanding its product offering in China. Lead-manager roles in significant mergers and acquisitions (M&A) and equity capital market (ECM) transactions throughout the region were also important contributors.

Some Asia-Pacific highlights included:

- Establishment of MQ IPO Gateway Fund, providing investors with exposure to China-related, Hong Kong, Singapore and Taiwan IPOs
- Establishment of Macquarie/Nomura commodity derivatives alliance in Japan
- A Macquarie-led consortium's KRW270 billion ($A324 million) acquisition of Megabox, one of Korea's largest cinema operators
- Macquarie Office Trust making its first Asian asset acquisitions, consisting of three properties in Tokyo
- Macquarie Global Property Advisors' acquisition of a prime development site at Marina Bay in Singapore's CBD
- Macquarie Goodman Asia's acquisition of 50.1% of J-REP, a listed Japanese logistics development and funds management entity
- Macquarie International Infrastructure Fund's $S272 million acquisition of a 20% interest in Taiwan Broadband Communications, a $S28 million acquisition of infraVest Wind Power and interests in Taiwanese wind farms

EUROPE, AFRICA AND THE MIDDLE EAST – Income up 55%

Europe, Africa and the Middle East contributed $A774 million to international income, a 55% increase on the prior corresponding period. Initiatives in the region included the establishment of an institutional European equities sales trading and research business and in Russia, the establishment of a JV with Renaissance Capital and the signing of a cooperation agreement with Vnesheconombank.

Specialist fund initiatives during the half year included:

- MEIF II, a European unlisted infrastructure fund reached final close in May this year with total commitments of €4.6 billion

- Establishment of the Macquarie European Infrastructure Fund (MEIF) III, which commenced marketing to institutional investors with first close expected in the first quarter of the 2008 calendar year

- A specialist commodity derivatives portfolio fund for institutional investors

Other fund-related initiatives included:

- Macquarie Communications Infrastructure Group (MCG) – Arqiva's £2.5 billion acquisition of National Grid Wireless, a broadcast transmission services and independent wireless site provider
- The MCG/MEIF II £1.9 billion acquisition of Airwave, a digital radio communications provider for emergency services
- Macquarie Real Estate funds:
    - Macquarie CountryWide Trust's acquisitions in Poland and Germany
    - Macquarie Office Trust's German acquisition
- The successful refinancing of specialist fund assets on good terms, including:
    - APRR: €500 million – (Macquarie Infrastructure Group (MIG))
    - Thames Water: £900 million (MEIF I/MEIF II)
- Rome Airport – interest sold realising 2.6 times the equity invested

Birmingham Airport – interest sold realising 2.4 times the equity invested

THE AMERICAS – Income up 57%

Income from the Americas increased 57% to $A689 million for the half year. Highlights included the acquisition of Orion Financial[2] in Canada, a resources-focused independent dealer with a range of equities and M&A advisory capabilities with a total of 130 staff, the commencement of trading by Macquarie Cook Power, a Houston-based electricity trading business and the establishment of an institutional US equities sales trading and research business.

Other highlights included:

- A proposal to acquire Gateway Casinos, a portfolio of nine casinos in western Canada for approximately $C800 million by Macquarie Group and Publishing & Broadcasting Limited

- A Macquarie Infrastructure Partners/Macquarie Communications Infrastructure Group-led consortium acquisition of Global Tower Partners, a wireless tower operator for $US1.4 billion

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[2] Subject to regulatory approval

- The Macquarie Infrastructure Company (MIC) acquisition of Mercury Air Centers and airport services locations in Santa Monica, San Jose and New York

- The successful refinancing of specialist fund assets on good terms:
    - Airport services and district energy businesses: $US1.1 billion (MIC)
    - 407 ETR : $C625m (MIG)
- The Macquarie Power & Infrastructure Income Fund $C215 million acquisition of Clean Power Income Fund, consisting of hydro, biomass and wind power infrastructure investments

AUSTRALIA – Income up 9%

While international income grew strongly during the period, Macquarie continued to experience good growth in Australia, with income up 9% on the strong prior corresponding period that included substantial Australian equity investment realisations, including the $A302 million profit on sale of the Goodman Group. During the period, Australia was much less affected by global credit market disruption than the US and Europe. There was a high level of transactions across most businesses, and Macquarie was the top ASX broker by market share in the six months to 30 September 2007 and also the 2007 calendar year to date.

Other Australian highlights included:

- Macquarie Wrap Solutions up 16% to $A26.9 billion from $A23.2 billion at March 2007
- Macquarie Cash Management Trust up 28% to $A18.1 billion from $A14.1 billion at March 2007
- Strong retail product issuance, particularly in reFleXion, Fusion and the MQ specialist funds
- Record volumes in margin lending with the value of the loan book up 31% to $A6.3 billion from $A4.8 billion at March 2007

EMPLOYEE SHARE OPTION PLAN

PROSPECTUS FOR THE MACQUARIE GROUP EMPLOYEE SHARE OPTION PLAN
NOVEMBER 2007

MACQUARIE

Macquarie Group Limited (ABN 94 122 169 279)

This Prospectus is dated 13 November 2007. A copy of this Prospectus was lodged with ASIC on 13 November 2007.

Neither ASIC nor ASX take any responsibility for the contents of this Prospectus. No securities will be allotted or issued on the basis of this Prospectus later than thirteen months after the date of this Prospectus.

Applicants should read this Prospectus in its entirety before deciding to participate in the Offer.

Defined terms and abbreviations included in the text of this Prospectus are explained in the Glossary of Terms.

TABLE OF CONTENTS

HOW TO APPLY FOR OPTIONS

Eligible Executives wishing to participate in the Offer should:

(a) execute the personalised Application Form accompanying this Prospectus; and

(b) deliver their completed Application Form to Company Secretarial, Level 7, No 1 Martin Place, Sydney, NSW by the Company's internal mail or in person, so as to be received no later than 4.00 pm Sydney time on the closing date specified in the Application Form.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Company Secretarial with the relevant details well before the closing date so that the necessary Powers of Attorney can be prepared and executed before the closing date.

LATE APPLICATIONS MAY NOT BE ACCEPTED

IMPORTANT NOTICE

This Offer is only open to those persons who have been invited to apply by the Board as set out in the personalised Application Form accompanying this Prospectus.

Any advice contained in this Prospectus is general advice only. This Prospectus has been prepared without taking account of your objectives, financial situation or needs. Accordingly, you should, before acting on any general advice contained in this Prospectus, consider the appropriateness of the advice, having regard to your objectives, financial situation and needs. In determining whether you will accept the Offer you should also consider seeking professional financial advice.

After reading this Prospectus, an Eligible Executive may call Company Secretarial on (02) 8232 7407 or on (02) 8232 3216 with questions about the procedures relating to the Offer or the Option Plan. If there are any other queries, Eligible Executives should seek professional advice from their financial adviser.

1. MACQUARIE GROUP LIMITED RESTRUCTURE

On 13 November 2007, the Macquarie Group was restructured into a non-operating holding company (NOHC) structure following receipt of all requisite approvals ("Restructure"). The Restructure aims to address two key objectives simultaneously:

a) position the Macquarie Group to continue to pursue the strategies that have been responsible for its strong growth; and
b) assist the Macquarie Group in meeting its obligations to APRA.

Macquarie Group Limited (MGL) is now the ultimate parent of the Macquarie Group. Ordinary shareholders and optionholders of the former MBL hold one MGL ordinary share/option for each share/option they held in MBL before the restructure. The following diagram illustrates the new group structure:


Shareholders
Macquarie Group Limited
Banking Group
Non-Banking Group
Banking holding company
Non-banking holding company
Macquarie Bank Limited
Non-banking entities
Banking entities

The key factors that have led to Macquarie's success are largely unchanged, including the Group's business model, business approach, culture and senior management.

The existing corporate governance framework also remains largely unchanged, with the Board and Executive Committee responsible for the overall governance of the Macquarie Group being the same as those of MBL prior to the Restructure. Further, Macquarie's existing firm-wide risk management framework continues to apply across the entire group.

There is expected to be minimal impact on shareholders given no expected change to dividend policy or franking, no taxable event for most shareholders and optionholders and no return of capital to shareholders.

2. OVERVIEW

This Prospectus sets out the terms and conditions of the 2007/2008 Offers under the Macquarie Group Employee Share Option Plan. It is to be read subject to the formal Rules which govern the Option Plan, a copy of which is available on Macnet or upon request and which are summarised in this Prospectus.

The Option Plan is an incentive scheme for senior employees and long-term consultants of the MGL Group. Currently, participation in the Option Plan is limited to Associate Directors, Division Directors and Executive Directors of, or Consultants to, the MGL Group and Associated Companies, (together referred to as "Executives" in this Prospectus). All options under Option Plan are exercisable into fully paid ordinary shares of the Company. irrespective of the employer of the participating Executive. The objective is to enhance their performance by providing them with equity interests in the Company and, hence, further aligning their interests with those of the MGL Group and its shareholders.

Participation in the Option Plan is open only to Eligible Executives and is entirely at the discretion of the Board (and/or the Executive Committee to whom certain administrative powers have been delegated). Eligible Executives have been offered the number of Options and the Options are exercisable at the price, set out in the personalised Application Form. No consideration is payable for the grant of Options, however any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (Basic Cost Responsibility) - see section 5.8.

The Options carry no voting or dividend rights but they allow the holder of the Options to participate in any growth in the Company's ordinary share price and future bonus and cash issues (if any) by exercising the Options in the future at the price set now.

For Options granted to new Employees or Consultants, Options vest progressively over four years as follows:

(a) as to one third of the Options, on the second anniversary of the date of commencement of relevant employment or consultancy;

(b) as to another one third of the Options, on the third anniversary of the date of commencement of relevant employment or consultancy; and

(c) as to the remaining one third of the Options, on the fourth anniversary of the date of commencement of relevant employment or consultancy.

Unexercised Options will lapse after the Expiry Date, normally five years from the date of grant. When an Eligible Executive ceases to be an Employee or a Consultant, unvested

Options will generally lapse immediately and vested Options will also lapse after six months. Options also lapse in certain other situations. For further details see sections 3.4 and 3.5 below.

Once vested, each Option is exercisable into one fully paid ordinary share in the Company (subject to adjustment over time for bonus issues and similar events described in section 3.11 below), which will be the same as all other Shares then on issue. For New Starter Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades).

Exercise of Options is subject to the Company's staff trading rules. Further, Options granted to UK residents and to Executive Directors of the Company are subject to certain exercise conditions which must be met before exercise is allowed. See sections 3.7 and 3.9 below. Options granted to US residents and the Shares resulting from the exercise of those Options are subject to transfer restrictions. See section 3.8 below. Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions, as set out on the personalised Application Form accompanying this Prospectus.

Options granted may not be assigned or charged. However, an Executive will be free to deal with any Shares resulting from the exercise of any Options, subject to the Deferred Exercise Share Option Plan or DESOP provisions described in Section 4 of this Prospectus, any exercise conditions set out on the personalised Application Form accompanying this Prospectus and other Company restrictions, for example, staff trading rules.

Options may only be acquired in the name of the Eligible Executive or a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive. Eligible Executives who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

A description of the Option Plan is contained in the following pages. *Please carefully read this Prospectus before proceeding to apply for Options.*

3. THE OFFER AND THE OPTION PLAN

3.1 TIMETABLE

The Offer period applying to an Eligible Executive is set out on the personalised Application Form which accompanies this Prospectus. The completed Application Form must be received by 4.00 pm Sydney time on the date shown on the Application Form. Late applications may not be accepted.

3.2 THE OPTION PLAN

The object of the Option Plan is to assist in the recruitment, reward, retention and motivation of Employees, including persons who provide services to the Company on a long term consultancy basis. The Plan is governed by the Rules, which are summarised in the following sections of this Prospectus. A full copy of the Rules is available on Macnet or upon request from Company Secretarial.

Under the Rules, at any time, the total number of Shares which the Company would have to issue if all Options which have not lapsed were exercised, may not exceed 20 per cent of the aggregate of:

(a) the number of Shares on issue at that time (whether fully paid or partly paid); and

(b) the total number of Shares (whether fully paid or partly paid) which the Company would have to issue if all rights to require the Company to issue Shares which the Company has then granted (including, without limitation, all Options and assuming all those rights are then fully exercisable or enforceable) were enforced or exercised to the greatest extent permitted.

The Board has also put in place a second limit on the number of Options that may be outstanding at any point in time. This is the same as the limit above but assuming that any exercised Options granted less than five years ago, where the Executive is still with the Company, are still unexercised.

This second Board imposed limit is subject to Board review and amendment over time.

3.3 GRANT OF OPTIONS

3.3.1 Eligible Executives

Participation in the Option Plan is entirely at the discretion of the Board (or by delegation, the Executive Committee). In making these determinations, the Board or Executive Committee typically considers:

(a) the Executive's position with the MGL Group and the services provided to the MGL Group by the Executive;
(b) the Executive's record of employment with or service to the MGL Group;
(c) the Executive's potential contribution to the growth of the MGL Group; and
(d) any other matters which are indicative of the Executive's merit.

3.3.2 Grant of Options

If this Offer is accepted, the Company will grant the specified number of Options to the Eligible Executive or his/her nominated Controlled Company or his/her nominated Permitted Trustee.

Eligible Executives should note that there are likely to be different taxation consequences in taking up the Options, depending on whether they are a Company Employee, Associated Company Employee or Consultant. There will also be different taxation consequences, depending on whether the Options are taken up by the Eligible Executive in their individual capacity, via a Controlled Company or via a Permitted Trustee (see sections 5.2 to 5.6 below, as applicable).

No consideration is payable for the grant of Options, however any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (see section 5.8 below).

Any liabilities associated with holding Options are the responsibility of the Optionholder, particularly as regards the payment of any exercise amount, tax and / or duties.

3.3.3 Grant Dates

New Starter Options will normally be granted on the 8th and 22nd day of each calendar month or, if the 8th or 22nd day of a calendar month is not a business day in New South Wales, the next business day following that day (together the "Scheduled Grant Dates"). In order for your New Starter Options to be granted on a Scheduled Grant Date, your Application Form must be received by the Company Secretarial Division, Level 7 No. 1 Martin Place, Sydney, NSW by no later than 4.00 pm on the business day prior to the Scheduled Grant Date. If your Application Form is received after 4.00 pm on the business

day prior to the Scheduled Grant Date, your New Starter Options will be granted on the next following Scheduled Grant Date.

Where Options are offered to a person to whom an offer of employment as an Associate Director, Division Director or Executive Director of, or appointment as a Consultant to, the MGL Group or an Associated Company has been made, but who has not commenced in that capacity, then subject to receipt by the Company Secretarial Division of the Application Form, the Options will be granted to that person on the first Scheduled Grant Date after the person commences in that capacity. However, the Options will not be granted to that person unless they commence employment as an Associate Director, Division Director or Executive Director of, or as a Consultant to, the MGL Group or an Associated Company (as applicable), on the date specified in their offer of employment or appointment as such or as otherwise specified by the MGL Group entity or Associated Company by which that offer of employment or appointment is made.

Where Options are offered to a person who the Company may not permit to acquire Options without the approval of the Company's shareholders under the Listing Rules, the Options will not be granted to that person if that approval is not obtained.

Notwithstanding the above, the Company reserves the right, at its absolute discretion, to grant options on a date other than the next following Scheduled Grant Date.

3.3.4 Exercise of Options

On exercise of an Option by an Optionholder, the Optionholder will be allotted Shares which will rank pari passu with all other Shares then on issue. The Optionholder may then deal with the Shares, subject to the DESOP provisions described in Section 4, under which the shares are held by the Optionholder and certain restrictions are placed on the Optionholder's ability to deal with these Shares.

No cash outlay will be required to be paid to the Company other than payment of the Exercise Price on exercise of the Options, payment of any withholding tax on the exercise of the Options, plus any Exercise Fee which may be payable in respect of the exercise of Options subject to United Kingdom National Insurance Contributions (see section 3.7 below).

3.3.5 Exercise Price

The Exercise Price applicable to an Eligible Executive is set out in his/her personalised Application Form.

The Exercise Price is determined by the Company. For New Starter Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one

week up to and including the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades). However, subject to the Listing Rules, the Board and the Executive Committee have discretion to vary the method of determining the Exercise Price applicable to any allocation of Options.

3.3.6 Controlled Company/ Permitted Trustee

The Rules allow an Eligible Executive to nominate a Controlled Company, as defined in the Rules, to be granted the Options allocated to the Eligible Executive. A Controlled Company is defined in the Rules to mean, in relation to an Executive, a body corporate in respect of which one or more of the following applies:

(a) the Executive holds more than one-half of the issued share capital;
(b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and
(c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.

Eligible Executives should note there are potentially adverse outcomes if the Options are acquired by the Controlled Company in its capacity as trustee of a superannuation fund. You should seek your own independent professional legal and financial advice, including advice on the application of the Superannuation Industry (Supervision) Act 1993, in relation to the implications arising from the acquisition of Options by a Controlled Company.

If an Eligible Executive wishes to nominate a Controlled Company, the Eligible Executive should notify Company Secretarial in writing as soon as possible with the name, ABN, place of incorporation and registered office address of the company, and evidence to show that it is a Controlled Company of the Eligible Executive, so that a revised Application Form can be sent to the Eligible Executive in time to reply by the closing date.

The Rules allow an Eligible Executive to nominate a Permitted Trustee, as defined in the Rules, to be granted the Options allocated to the Eligible Executive. A Permitted Trustee is defined in the Rules to mean an entity approved by the Committee to hold an Option on trust for a Participant from time to time. No entity is currently approved as a Permitted Trustee. Eligible Executives are advised to take their own independent legal and taxation advice in respect of the consequences of nominating a Permitted Trustee to be granted their Options.

Eligible Executives, who are not resident in Australia should note that there may be restrictions on their acquiring Options in other than their own name.

3.4 EXPIRY AND LAPSE OF OPTIONS

Options which have not previously been exercised or have not otherwise lapsed (see 3.4.1 below) will expire on, and so may not be exercised after, the fifth anniversary of the date of grant ("Expiry Date").

3.4.1 Lapse of Options

Each Option lapses:

(a) on exercise of the Option;
(b) if the Option has not been previously exercised, on the Expiry Date;
(c) if the relevant Executive ceases to be an Employee or Consultant after the Option has vested and the Option is not exercised within six months of ceasing to be an Employee or Consultant;
(d) if the Executive Committee becomes aware of circumstances which, in the reasonable opinion of the Executive Committee, indicate that the relevant Executive has acted fraudulently, dishonestly or in a manner which is in breach of his or her obligations to the Company or any Associated Company and the Executive Committee (in its absolute discretion) determines that the Option lapses;
(e) if the Company commences to be wound up; or
(f) if the Optionholder was a Controlled Company of an Executive or a Permitted Trustee of an Executive when the Option was granted and, without the prior written consent of the Executive Committee, the Optionholder ceases to be a Controlled Company of the same Executive or a Permitted Trustee of the same Executive, as the case may be.

Subject to discretions which the Executive Committee may exercise (see below), each Option also lapses if the relevant Executive:

(a) dies; or
(b) ceases to be an Employee or Consultant before the Option has vested.

If the relevant Executive ceases to be an Employee or Consultant of the MGL Group or an Associated Company before an Option has vested and before the Expiry Date, or if the Executive's Application Form so provides, the Executive Committee may in its absolute discretion (on any conditions which it thinks fit) decide that the Option does not lapse but lapses at the time and subject to the conditions it may specify by notice to the Optionholder. In making such a decision, the Executive Committee may consider any relevant matter (including, without limitation, whether the Executive ceased to be an employee by reason of Retirement, ill-health, accident or redundancy).

If an Executive dies before an Option has vested and before the Expiry Date, or if the Executive's Application Form so provides, the Executive Committee may in its absolute

discretion (on any conditions which it thinks fit) decide that the Option does not lapse but lapses at the time and subject to the conditions which it specifies in the approval. If the Option was granted to the Executive's Controlled Company or Permitted Trustee, the Option can then be exercised by that entity (but only at a time permitted by the Executive Committee and in accordance with any conditions specified by the Executive Committee in the approval). If the Option was granted to the Executive, the Executive Committee may in its absolute discretion allow the Option to be transferred to the Executive's legal personal representative so that the Option can be subsequently exercised (but only at a time permitted by the Executive Committee and in accordance with any conditions specified by the Executive Committee in the approval).

3.4.2 Employment Events

Options granted under this Offer are issued subject to a condition that a proportion of those Options held in respect of an Executive which have not yet vested will lapse if an Employment Event occurs in respect of that Executive. For the purposes of Options issued under this Offer, an Employment Event may occur if the Executive:

(a) changes from full-time work to part-time work including part-time consultancy arrangements; or
(b) reduces his/her part-time hours of work; or
(c) commences a period of unpaid leave, other than unpaid parental leave or unpaid leave in connection with an applicable statutory or company-provided insurance scheme, that exceeds 3 months (regardless of whether or not the intended period of leave was originally 3 months or less).

The number of Options which will lapse as a result of an Employment Event will be calculated immediately prior to the relevant vesting date of the Options, as set out below.

If an Employment Event occurs in respect of an Executive, the number of Options held in respect of that Executive which would be retained by the relevant Optionholder is:

(a) all vested Options at the time of the occurrence of the Employment Event; and
(b) the following proportion of each tranche of unvested Options (determined immediately prior to the relevant vesting date for that tranche):

Tranche 1 (i.e. those Options which vest on the second anniversary of the date the Executive commenced their employment or consultancy with the MGL Group or an Associated Company):

$$\frac{\text{number of paid hours worked in 24 months preceding the vesting date}}{\text{2 x annual number of hours anticipated to be worked as at initiation date}^{\#}} \times \text{first tranche}$$

Tranches 2 and 3 (i.e. those Options which vest on the third and fourth anniversary of the date the Executive commenced their employment or consultancy with the MGL Group or an Associated Company):

$$\frac{\text{number of paid hours worked in 12 months preceding the vesting date}}{\text{annual number of hours anticipated to be worked as at initiation date}^{\#}} \times \text{second or third tranche}^{*}$$

* as appropriate

the initiation date is the date the Executive commenced their employment or consultancy with the MGL Group or an Associated Company for New Starter Options.

The remaining unvested Options held in respect of that Executive, which are not to be retained by the relevant Optionholder as determined above will lapse.

The relevant MGL Group Head may determine in their absolute discretion, that some or all Options which would otherwise lapse because of a prior Employment Event do not lapse, or that the vesting period of any options, which would otherwise lapse because an Executive commences a period of unpaid leave, other than unpaid parental leave or unpaid leave in connection with an applicable statutory or company-provided insurance scheme, that exceeds 3 months, is extended.

For the avoidance of doubt, no Executive is entitled to be granted more Options, nor will any Options vest earlier than they otherwise would, if an Executive changes from part-time work including part-time consultancy arrangements to full-time work or increases his/her part-time hours of work (unless the effect of the change or increase is to reverse or partially reverse the notional effect of an Employment Event in the 12 or 24 months preceding the vesting date, as applicable).

For example:
An Executive who commenced employment with the Company in Australia on 1 December 2007 who holds 3,000 unvested Options that were issued under this Offer works full-time from 1 December 2007 to 30 November 2008, that is 37.5 hours per week. If that Executive then changes to part-time work i.e. 3 days per week from 1 December 2008 to 30 November 2009, that is 22.5 paid hours per week (37.5 x 3/5 = 22.5), then the Executive will retain the following number of the first tranche of his/her Options:

$$\frac{(52x37.5)+(52x22.5)}{2x(52x37.5)} = \frac{3120}{3900} \times 1000 \text{ Options} = 800 \text{ Options}$$

Therefore, 200 of the Executive's unvested Options will lapse.

If the Executive continues part-time work for 3 days per week from 1 December 2009 to 30 November 2010, then the Executive will retain the following number of the second tranche of his/her Options:

$$\frac{(52x22.5)}{(52x37.5)} = \frac{1170}{1950} \times 1000 \text{ Options} = 600 \text{ Options}$$

Therefore, 400 of the Executive's unvested Options will lapse.

If the Executive reverts to full time work from 1 December 2010 to 30 November 2011, then the Executive will retain all of the third tranche of his/her Options, being 1,000 Options.

3.5 VESTING OF OPTIONS

The Options are subject to a vesting arrangement such that Options which have not vested at the date the Eligible Executive ceases to be an Employee or Consultant will, unless the Board or Executive Committee resolve otherwise, immediately lapse unexercised. The vesting arrangement applicable to the Options offered to an Eligible Executive is set out in his/her Application Form.

Each allocation of New Starter Options will normally vest progressively over four years as follows:

(a) as to one third of the Options, on the second anniversary of the date of commencement of relevant employment or consultancy;

(b) as to another one third of the Options, on the third anniversary of the date of commencement of relevant employment or consultancy; and

(c) as to the remaining one third of the Options, on the fourth anniversary of the date of commencement of relevant employment or consultancy.

Once vested, each Option is exercisable until the Expiry Date into one Share in the Company (subject to adjustment over time for bonus issues and similar events described in section 3.11 below), which will be the same as all other Shares then on issue.

3.6 EXERCISE OF OPTIONS

Exercise of Options by Optionholders is subject to the Company's staff trading rules at the time of exercise. Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions, as set out on the personalised Application Form accompanying this Prospectus.

Under the current staff trading rules, Options may generally only be exercised:

(a) from the ex-dividend date for the Company's Shares in May/June until the end of August; and

(b) from the ex-dividend date for the Company's Shares in November/December until the end of February.

In relation to the period from November 2007 to February 2008, the Executive Committee has specifically resolved that Options will only be able to be exercised from 14 November 2007 to 7 December 2007, and then from the ex-dividend date on 3 January 2008 until the end of February 2008.

The Rules set out other periods during which Options may be exercised including where the Company makes a rights or entitlements issue of securities to its ordinary shareholders (and the Options have vested), where there is a deemed "Change in Control" of the Company and where a takeover offer is made for the Shares. Please refer to the Rules for further details.

Subject to the Rules (in particular as described in section 3.10 below) and the staff trading rules, once an Optionholder, or if the Optionholder is a Controlled Company or a Permitted Trustee, the relevant Eligible Executive, ceases to be an Employee or Consultant, any vested Options may be exercised during the next six months, (subject to the above staff trading rules) after which the Options will lapse unexercised.

At the time of exercising Options, Optionholders will need to consider whether they are in possession of information which may lead to any contravention of the insider trading laws in the Corporations Act. If in any doubt please seek professional legal advice.

To exercise an Option, an Optionholder must give a notice specifying that he or she wishes to exercise the Option to the Company accompanied by:

(a) the relevant Option Certificate, if any; and
(b) payment of the full amount of the Exercise Price.

Exercise of an Option is only effective when the Company receives full value for the full amount of the Exercise Price, which must be made by cheque, bank draft or other immediately available funds in favour of the Company. The Company does not currently require a minimum number of Options to be exercised but the Rules provide that the Executive Committee may, in the future, determine a minimum number. The exercise of an Option does not prevent the exercise of any other Option.

Not more than fifteen business days after the exercise of an Option becomes effective, the Company must allot and issue the Shares the subject of the Option. These Shares will rank *pari passu* in all respects (including as to dividends the entitlement to which is determined after the allotment) with all other Shares then on issue. The Company must apply to ASX (and any other stock exchange on which the Shares of the Company are then quoted) for, and will use its best endeavours to obtain, quotation for those Shares.

Where at the same time an Optionholder is obliged under the Rules to make a payment to the Company and the Company is also obliged under the Rules to make a payment to the Optionholder, the Executive Committee may decide to set off the amount of those payments so that:

(a) payment of the lesser amount is fully satisfied; and
(b) payment of the greater amount is satisfied by the payment of the difference between the lesser amount and the greater amount.

Please also refer to Section 4 for information on restrictions on Shares resulting from the exercise of Options.

Dealing in Shares resulting from the exercise of Options is also subject to the Company's rules on staff trading. The current policy is that there are three staff trading periods per year during which staff may buy or sell Shares, each of approximately three to five weeks duration following the announcements of the Company's interim and final results and after the Company's shareholder annual general meeting.

3.7 EXERCISE CONDITIONS ON OPTIONS ISSUED TO UK RESIDENTS

Rates and thresholds in this section are current as at 6 April 2007.

In the United Kingdom ("UK"), National Insurance ("NI") contributions will be payable by the Company at the time of exercise of Options issued to UK residents after 5 April 1999.

3.7.1 Employers' NI

Employers' NI contributions are currently levied at the rate of 12.8% and in respect of Options will (based on current legislation) be applied on the difference between the amount paid for the Option and the market value of the resulting Share(s). UK NI contributions may be payable on exercise of Options even if the Grantee has subsequently ceased to be a resident of the UK.

Options issued to UK residents are subject to a special "Exercise Fee".

This Exercise Fee is equivalent to the amount of any taxes or charges (including but not limited to employers' UK NI contributions) which are or may become payable as a result of the exercise of the Options. This amount is in addition to the Exercise Price of the Options and is payable at the time the Options were exercised.

The requirement to pay the Exercise Fee by an Eligible Executive who exercises Options that were issued to them whilst they were a tax resident of the United Kingdom was waived by the Executive Committee on 15 August 2005.

The Executive Committee retains the right to revoke the waiver and request payment of the Exercise Fee at any time in the future.

3.7.2 Employees' NI

UK residents should also note that employees' NI contributions are also payable by the Grantee. Contributions are due on income derived from UK services based on the following rates applicable from 6 April 2007:

Income (£) per annum (including Option gains)	Rate on income in band
0 – 5,225	0%
5,225.01 – 34,840	11%
34,840+	1%

A specific Application Form must be completed by Optionholders who will be resident in the UK at the time that their Options are granted. This Application Form sets out details of the Exercise Fee.

3.8 U.S. TRANSFER RESTRICTIONS

Neither the Options nor the Shares issuable upon exercise of the Options have been, or will be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any U.S. state or other securities laws. The Options and the Shares have not been approved, disapproved or recommended by any U.S. federal, state or other securities commission or regulatory authority.

The Options and the Shares issuable upon exercise of the Options constitute "restricted securities" within the meaning of Rule 144 under the Securities Act. The Options or Shares may be offered, sold or otherwise transferred only (a) outside the United States in an offshore transaction meeting the requirements of Rule 903 or Rule 904 of Regulation S under the Securities Act, (b) pursuant to an exemption from registration under the Securities Act provided by Rule 144 under the Securities Act (if available), (c) to a person whom it reasonably believes is a Qualified Institutional Buyer in a transaction meeting the requirements of Rule 144A under the Securities Act, or (d) pursuant to an effective registration statement under the Securities Act covering the shares, and in each case in accordance with any applicable securities laws of any state of the United States or other jurisdiction.

3.9 EXERCISE CONDITIONS ON EXECUTIVE DIRECTOR OPTIONS

Options granted to Executive Directors are subject to additional exercise conditions which must be met before exercise is allowed. If applicable, refer to your personalised Application Form.

The following is a summary of the exercise conditions that will normally apply

Options granted to Executive Directors who are not Executive Voting Directors or members of the Executive Committee at the time of grant, may be exercised once vested and if, at the end of the calendar quarter immediately preceding vesting, the average annual return on ordinary equity for the three previous financial years of the Company (or, for financial years ending before 13 November 2007, MBL) is above the 50th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index.

Executive Directors who are Executive Voting Directors or members of the Executive Committee at the time of grant may exercise vested Options if, at the end of the calendar quarter immediately preceding vesting, the average annual return on ordinary equity for the three previous financial years of the Company (or, for financial years ending before 13 November 2007, MBL) is above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index.

The condition will be examined quarterly by the Company. Where an Option has vested, but the applicable condition was not satisfied at the end of the calendar quarter immediately preceding vesting, that Option will no longer be exercisable.

3.10 MODIFICATION OF VESTING PERIOD, EXERCISE PERIOD AND EXERCISE CONDITIONS

Where an Executive ceases or gives notice that she/he intends to cease to be an Employee or Consultant before any Options held vest, or the Executive's Application Form so provides, the Board or Executive Committee in their absolute and unfettered discretion may determine any or all of the following:

(a) that the vesting period of an Option is reduced to a period shorter than that specified in the invitation made in relation to that Option;

(b) that the period during which an Option may be exercised is extended for a specified period following the time that the Executive ceases to be an employee (but not beyond the Expiry Date); and

(c) that any exercise condition of the Option be waived.

3.11 DIVIDEND, VOTING, ADJUSTMENTS AND OTHER RIGHTS

Options carry no dividend or voting rights. The Rules also state that the Option Plan does not give an Executive any additional rights to compensation or damages as a result of the termination of employment or appointment.

3.11.1 Capitalisation of Profits or Reserves

Where prior to the Expiry Date of an Option, the Company issues Shares by way of capitalisation of profits or reserves, subject to the clauses on Pro-Rata Bonus issues (see 3.11.8 below), the Board or the Executive Committee may in their absolute discretion adjust either or both the number of Shares to be issued on exercise of an Option and the Exercise Price for that Option.

3.11.2 New Issues

Where prior to the Expiry Date of an Option, the Company gives holders of Shares the right (pro-rata with existing shareholdings and on terms including the payment of some consideration by the holders of Shares on exercising the right) to subscribe for additional Shares and the Option is not exercised as contemplated below (see 3.11.3), the Exercise Price of an Option after the issue of those Shares is adjusted in accordance with the formula below:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

where:

O' = new Exercise Price of the Option;

O = old Exercise price of the Option;

E = number of Shares into which one Option is exercisable;

P = the average closing price on the Automated Trading System provided for the trading of Shares on ASX, excluding special crossings, overnight sales and exchange traded option exercises per Share (weighted by reference to volume) during the 5 trading days ending before the ex-rights date or ex-entitlements date;

S = subscription price for one Share under the rights or entitlements issue;

D = dividend due but not yet paid on Shares (except those Shares to be issued under the rights issue or entitlements issue);

N = number of Shares with rights or entitlements that must be held to receive a right to one new Share.

3.11.3 Rights/Entitlements Issues

Where an Option has vested and prior to the Expiry Date of an Option, the Company makes an offer or invitation to holders of Shares for subscription for cash for shares, options or other securities of the Company or any other entity, the Company must give the Optionholder notice not less than ten business days before the book's closing date to determine entitlements to receive that offer or invitation. This is to enable the Optionholder to exercise the Option and receive the offer or invitation in respect of the Shares allotted on exercise of the Option.

3.11.4 Sub-division or Consolidation

Where prior to the Expiry Date of an Option, the Company subdivides or consolidates its Shares, the number of Options is subdivided or consolidated in the same ratio as the Shares are subdivided or consolidated, and the Exercise Price is amended in inverse proportion to the ratio in which the Shares are subdivided or consolidated.

3.11.5 Return of Capital

Where prior to the Expiry Date of an Option, the Company returns issued capital to holders of Shares, the Exercise Price of each Option is reduced by the same amount as the amount returned in relation to each Share.

3.11.6 Cancellation of Capital

Where prior to the Expiry Date of an Option, the Company cancels Shares on a pro-rata basis, the number of Options is reduced in the same ratio as the Shares are cancelled, and the Exercise Price of each Option is amended in inverse proportion to the ratio in which the Shares are cancelled.

3.11.7 Other Reorganisations

Where prior to the Expiry Date of an Option, the Company reorganises its issued capital in a manner that is not referred to in 3.11.4, 3.11.5 or 3.11.6 above, the number of Options, or the Exercise Price of those Options, or both, must be reorganised so that the Optionholder does not receive a benefit that holders of Shares do not receive. This does

not prevent a rounding up of the number of Shares the Optionholder may receive on exercise of an Option if the rounding up is approved at the meeting of Share holders which approves the reorganisation.

3.11.8 Pro-rata Bonus Issues

Where prior to the Expiry Date of an Option, the Company makes a pro-rata bonus issue to holders of Shares and the Option is not exercised before the book's closing date to determine entitlements to that bonus issue, the number of Shares to be issued on exercise of the Option is the number of Shares, which would have been issued on exercise of the Option before that bonus issue, plus the number of bonus Shares which would have been issued to the Optionholder, if the Option had been exercised before that book's closing date.

3.11.9 Notice of Adjustment

The Company must give notice to Optionholders of any adjustment to the number or description of securities which are to be issued on exercise of an Option or to the Exercise Price (if the Company is listed on ASX, in accordance with the applicable Listing Rules).

3.11.10 Listing Rules

If the Company is listed on ASX, each amendment contemplated by the provisions described above is subject to its being consistent with the Listing Rules.

3.11.11 Cumulative Adjustments

Each adjustment described in 3.11.1 to 3.11.8 above is to be made to either or both the Shares and the Exercise Price in respect of each Option granted and unexercised at the time of the adjustment.

3.11.12 Rounding

Before an Option is exercised, all adjustment calculations are to be carried out including all fractions (in relation to both the Shares and the Exercise Price of the Options). On exercise by a person of a number of Options, the aggregate number of Shares issued to that person as a result of those exercises is rounded down to the next lower whole number and the Exercise Price per Option rounded up to the next higher cent.

3.12 AMENDMENT OF THE OPTION PLAN

Subject to the Listing Rules, the Board or Executive Committee may at any time and from time to time by resolution:

(a) amend all or any of the Rules or all or any of the rights or obligations of the Optionholders or any of them; and

(b) formulate (and subsequently amend) special terms and conditions, in addition to those set out in these Rules, to apply to Eligible Executives employed in, resident in, or who are citizens of, a particular jurisdiction.

3.13 TRANSFER OF OPTIONS

Each Option is personal to the Optionholder and is not transferable, transmissible, assignable or chargeable except in the situations described immediately below or with the prior written consent of the Executive Committee. The exercise conditions set out on the personal Application Form accompanying this Prospectus may include further restrictions on the transfer of Options.

3.13.1 Death

If an Optionholder dies after an Option has vested and before the Expiry Date of the Option, with the written approval of the Executive Committee in its absolute discretion, the Option may (but only at a time permitted by the approval and in accordance with any conditions specified in the approval) be transferred to the Optionholder's legal personal representatives.

3.13.2 Transfers from or to a Controlled Company

Executive Committee has given prior consent to transfers of Options in the following circumstances:

(a) for an Option issued to an Eligible Executive in their own name, consent has been given for the transfer of the Option into a Controlled Company of the Eligible Executive; and

(b) for an Option issued to a Controlled Company of an Eligible Executive, consent has been given for the transfer of the Option into the individual name of the Eligible Executive.

Eligible Executives should note that the Australian superannuation rules prohibit a Controlled Company in its capacity as trustee of a superannuation fund from acquiring Options from a related party.

For more information on how to transfer an Option from or to a Controlled Company, an Optionholder should contact Company Secretarial on (02) 8232 7407 or (02) 8232 3216.

3.13.3 Sale of Options Facility

Executive Committee may from time to time, permit the transfer of Options under an approved sale of Options facility under which an Optionholder may transfer to an approved third party, unexercised vested Options which have met any applicable exercise conditions.

As at the date of this prospectus, the Company has approved a sale of Options facility which will be offered to Optionholders by a third party. Executive Committee has given its approval for transfers of Options in accordance with this facility.

Broadly the terms of the sale of Options facility are as follows:

- During a period when an Optionholder can both exercise Options and sell Company shares (and only during such periods), an Optionholder sells a vested Option (which has met any applicable exercise conditions) to the third party;
- Optionholder receives the consideration reflecting the current market price of the underlying shares less the exercise price and the facility fee;
- The third party will be required to withhold from the Optionholder and pay to the Company any applicable withholding taxes.

Please refer to Macnet or contact the Company Secretarial Division for details of the current sale of Options facility.

The Company does not guarantee that a sale of Options facility, or any similar facility for the transfer of Options, will be available when your Options vest and/or when you may be interested in disposing of them.

3.14 ISSUES TO SPR PLAN COMPANY

The Company may amend the Plan Rules to permit the offer of Options to an external company (proposed to be called the SPR Plan Company in the Plan Rules) in connection with offers to employees of and Consultants to the Group under other long term incentive

plans. Any amendment of the Plan Rules for this purpose will not affect the rights of existing Plan participants under the Plan or Offers made under this Prospectus.

3.15 UK SUBPLAN

The Company has introduced a UK specific options sub-plan ("UK Subplan"). Information concerning the UK Subplan will accompany the Application Form sent to Eligible Executives who may be granted Options under the terms of the UK Subplan. The introduction of the UK Subplan has not affected the rights of existing Plan participants under the Plan. An information booklet relating to the UK Subplan and a copy of the rules relating to the UK Subplan are available on Macnet.

3.16 SOUTH AFRICAN SUBPLAN

The Company has introduced a South African specific options sub-plan ("South African Subplan"). Information concerning the South African Subplan will accompany the Application Form sent to Eligible Executives who may be granted Options under the terms of the South African Subplan. The introduction of the South African Subplan has not affected the rights of existing Plan participants under the Plan. An information booklet relating to the South African Subplan and a copy of the rules relating to the South African Subplan are available on Macnet.

4. DEFERRED EXERCISE SHARE OPTION PLAN

4.1 INTRODUCTION

The Option Plan Rules include a six month Non-Disposal Period and other Restrictions relating to granting security over or disposing of the Shares issued on exercise of an Option issued under the Option Plan. Shares issued on exercise of an Option may also be forfeited in certain circumstances. These parts of the Option Plan Rules are referred to as the Deferred Exercise Share Option Plan ("DESOP").

Shares resulting from the exercise of Options will be placed under the DESOP unless Optionholders request the Company waive the application of the DESOP arrangements to some or all of the Shares. Unless the Company is aware of circumstances which, in the reasonable opinion of the Company, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of his/her obligations to the Company or any Associated Company then this request will be granted by the Company.

The taxation implications of participating in the DESOP are set out in the "Taxation Considerations" section below.

4.2 HOW THE DESOP OPERATES

4.2.1 Company Shares Resulting from the Exercise of Options

Subject to the following comments, an Optionholder's Shares resulting from the exercise of Options will be automatically placed into the DESOP. The Option Exercise Form must be completed and signed by the Optionholder at the time the Optionholder elects to exercise their Options. At this time the Optionholder may also request the Company waive the application of the Non-Disposal Period and Restrictions on Shares issued on exercise of the Option. The Shares will be held outside the DESOP, provided this request is accepted by the Company.

4.2.2 How the Shares are Held in DESOP

The Shares which are held in the DESOP will be registered in the name of the Optionholder and cannot be held under any other name. The Shares are held subject to the terms of the DESOP. The Shares will be uncertificated. A DESOP Participant will be sent a holding statement shortly after the Shares are registered in their name.

4.2.3 Purpose and Role of the DESOP

The Company has introduced the DESOP into the Option Plan to further encourage long term employee share ownership and alignment of the interests of employees with shareholders.

For MGL Employees, shares held in the DESOP may qualify for a tax deferral in Australia until the earlier of ten years from the date of grant of the underlying Options, the date when shares may first be sold, having been withdrawn from the DESOP (i.e. the first day of the next staff trading period if the withdrawal occurs outside staff trading period), or the date the relevant MGL Employee ceases to be employed by the Company or a Subsidiary Company. (See section 5, "Taxation Considerations").

The Shares are subject to a six month Non-Disposal Period from the date that the Shares are placed into the DESOP and are subject to the Restrictions which apply at all times while held under the DESOP.

4.2.4 How the DESOP is Administered

The day to day administration of the DESOP is undertaken by the Plan Company, an independent company owned by the partners of Moore Stephens Sydney Chartered Accountants. The Company may replace the Plan Company and appoint a new entity to act as the Plan Company at any time by notice in writing to the Plan Company or otherwise as agreed between the Company and the Plan Company.

4.3 MAIN CONSEQUENCES TO EXECUTIVES FROM DESOP

The Shares may be held under the DESOP until ten years from the date of grant of the Options (or until the DESOP Participant elects to sell or withdraw the Shares, or the relevant Executive leaves the employ of, or ceases his/her contract with, the Company or an Associated Company, if earlier).

Where the Optionholder is an MGL Employee and provided the MGL Employee does not make the taxation election discussed in section 5, "Taxation Considerations" below, no tax will be payable on grant or exercise of the Options, however any applicable employment taxes and oncosts may be charged to the MGL Employee's BCR (see section 5.8 below). Normal income tax (not capital gains tax) will be payable by the DESOP Participant (based on the market value, or sales proceeds, of the Shares less the Exercise Price paid on the exercise of the Options) at the earlier of:

(a) ten years from the date of grant;

(b) the date the MGL Employee ceases employment; or

(c) the date when Shares may first be sold, having been withdrawn from the DESOP.

Where an Associated Company Employee, Consultant or Controlled Company or Permitted Trustee is the Optionholder, participation in the DESOP will create no additional taxation consequences. In these circumstances, no deferral of tax would be available (see sections 5.4 to 5.6 below).

The Shares held in DESOP do not attract fringe benefits tax and are not subject to any superannuation restrictions. In addition, DESOP Participants are not responsible for administration costs involved in operating the DESOP as these costs are borne by the Company.

Some examples of situations in which an Executive may wish to request the Company waive the application of the Non-Disposal Period and Restrictions on Shares

1. Executives who do not want Shares to be subject to a six month Non-Disposal Period and ongoing Restrictions and forfeiture provisions (as described in section 4.6) for the entire time the Shares are held in DESOP;
2. Executives who wish to grant security over Shares issued on exercise of their Options. A third party is likely to be reluctant to accept security over Shares which are held subject to the Restrictions and forfeiture provisions of the DESOP, assuming such security is permitted by the Plan Company and the Company;
3. Executives who are overseas residents;
4. Executives who hold their Options via a company structure and who were assessed for tax on receipt of the Options;
5. Executives who are intending to resign within a short time frame from the Company or an Associated Company (once employees resign, they cannot remain in the DESOP);
6. Executives who wish to sell the Shares on exercise of the Options; and
7. Executives who have made the taxation election discussed in section 5. below.

4.4 HOW TO EXERCISE AND NOT PARTICIPATE

The Application Form for Eligible Executives to apply for Options also includes a DESOP Power of Attorney, which must be completed as part of the application for Options. The DESOP Power of Attorney will enable the Plan Company and its officers to acquire, dispose of, or to otherwise deal with, any Shares under the DESOP on behalf of the DESOP Participant.

Before an Optionholder exercises Options, the Optionholder must complete an Option Exercise Form. The Option Exercise Form will allow an Optionholder to request the Company to waive the application of the Non-Disposal Period and Restrictions on all or a lesser nominated amount of Shares. Unless the Company is aware of circumstances which, in the reasonable opinion of the Company, indicate that the relevant Executive may have acted fraudulently, dishonestly or in a manner which is in breach of their obligations to the Company or any Associated Company then this request will be granted by the Company. Any remaining Shares not subject to a waiver will be held in the DESOP.

A DESOP Participant must hold a minimum of 100 Shares under the DESOP. There is no maximum limit on the number of Shares the Optionholder may hold in the DESOP in relation to Shares resulting from the exercise.

4.5 ENTITLEMENTS RELATING TO SHARES HELD IN DESOP

Shares held in DESOP are fully paid ordinary Shares ranking equally with all other fully paid ordinary Shares of the Company then on issue. DESOP Participants who hold Shares in DESOP will, (unless the Shares are forfeited):

(a) receive dividends in relation to the Shares under the DESOP. When the dividends are received, they become part of the DESOP Participant's income and will need to be declared in their taxation return. The Share Registry will send dividend statements directly to the DESOP Participant;

(b) qualify for rights, bonus and other issues of the Company's Shares (if any); and

(c) have normal voting rights.

4.6 RESTRICTIONS ON DEALING WITH SHARES HELD UNDER DESOP

The Shares held under the DESOP will be subject to the Non-Disposal Period and the Restrictions as set out in the Rules and summarised below.

4.6.1 Non-Disposal Period

A DESOP Participant may not sell, transfer, or dispose of any Shares held under the DESOP **for a period of six months** from the date that the Shares are issued to the DESOP Participant on exercise of the Option, unless:

(a) the Plan Company approves the DESOP Participant's request for withdrawal because of special circumstances (eg death, total and permanent disability or demonstrated hardship) of the relevant Executive;

(b) the relevant Executive leaves the employ of the Company or an Associated Company in the meantime. In this case, the Shares which are held by the relevant DESOP Participant will cease to be subject to the terms of the DESOP and will be held by the DESOP Participant outside the DESOP assuming the Shares are not liable to be forfeited; or

(c) a special situation arises such as a takeover of the Company, a voluntary winding up of the Company, the Shares become subject to compulsory acquisition, or the Company being subject to a reconstruction or an amalgamation with other companies, in which case the Executive may be able to withdraw from the DESOP.

4.6.2 Forfeiture

A DESOP Participant will forfeit any right or interest in any Shares or entitlements under the DESOP to the Plan Company if the relevant Executive has been convicted on indictment of an offence against the Corporations Act in connection with the affairs of the Company or an Associated Company, commits any act of theft, fraud or defalcation in relation to the affairs of the Company or any Associated Company (whether or not the Executive is charged with any offence) or if the relevant Executive does an act (or fails to do an act) which, in the opinion of the Company, brings the Company or any Associated Company into disrepute.

The Company may determine that any forfeited Shares or their proceeds are to be transferred to another employee, used in another employee share plan of the Company or used in the Macquarie Group Superannuation Fund.

4.6.3 Security Interests

Security interests, including charges and mortgages, may only be granted in respect of Shares held under the DESOP if the relevant DESOP Participant receives the prior written consent of the Plan Company and is approved by the Company. Such consent will only be provided where the Plan Company and the Company are satisfied that the security interest would not interfere with their ability to enforce the restrictions and forfeiture provisions under the Rules. It is expected that financiers may have difficulty in accepting Shares held in the DESOP as security and DESOP Participants *should not assume that they will be able to charge or mortgage their DESOP Shares.*

4.6.4 Enforcement of Restrictions

The Plan Company is entitled to make such arrangements as it considers necessary to enforce the six month Non-Disposal Period, the other Restrictions on a DESOP Participant dealing with Shares or granting a security interest over Shares and the forfeiture provisions, and the DESOP Participant must agree to such arrangements.

4.7 WITHDRAWAL AND SALE OF SHARES

Following the expiry of the six month Non-Disposal Period, DESOP Participants wishing to sell Shares may do so only after the Shares are withdrawn from the DESOP. Shares may remain subject to the DESOP for a period of up to ten years from the date of grant of the Options. DESOP Participants who wish to withdraw Shares from the DESOP (whether to sell them or otherwise) must submit a Notice of Withdrawal of Shares which must be approved by the Plan Company.

Shares held by a DESOP Participant will also be withdrawn from the DESOP (providing those Shares have not been forfeited) on the earlier of:

(a) the relevant Executive ceasing to be employed by the Company or an Associated Company; and

(b) ten years from the date of grant of the underlying Options.

If an Executive leaves the employ of the Company or an Associated Company, then subject to the operation of the forfeiture provisions of the DESOP, the Plan Company will, on receiving notification from the Company of his/her ceasing employment, advise the Share Registry to lift any restrictions on the relevant DESOP Participant's Shares.

Trading in Shares will still be subject to the Company's then applicable rules on staff trading. However, it is noted that even during staff trading periods, staff who personally are in possession of non-public, price sensitive information about the Company must not deal in Shares.

5. TAXATION CONSIDERATIONS

5.1 GENERAL COMMENTS

The following comments regarding the taxation implications of participation in the Option Plan are general in nature and based on current Australian tax laws and practices.

Taxation in relation to the Option Plan is complex. Eligible Executives are advised to seek their own professional taxation advice in relation to their personal tax liabilities and, if relevant, those of their Controlled Company or Permitted Trustee. Such advice should be obtained at the time of application for Options and of completing their tax returns for the years including the date of grant, lapses of Options, exercises of Options, sale of Options, cessation of employment, and on sale of any Shares resulting from exercise of Options.

The comments are generally relevant to MGL Employee participants who are residents of Australia for taxation purposes during the entire Option holding period and the subsequent sale of Options or Shares.

Different taxation rules apply to participants who are Associated Company Employees, Consultants or MGL Employees who are non-residents of Australia for taxation purposes at any time during the Option holding period or the subsequent sale of Options or Shares. Further information for non-resident participants is available on Macnet.

Eligible Executives who are Consultants or subject to tax in overseas jurisdictions should seek specific professional taxation advice on their particular situations and note potential reporting and withholding obligations for the Company outlined at 5.9.

Relationship with other Equity Plans of the Company

MGL Employee participants in other employee equity plans should ensure that they are aware of, and carefully consider, their taxation positions under those plans as it is important to consider the overall effect of making (or not making) the section 139E taxation election. Only one election can be made each financial year and this will apply to all employee equity plans under which the MGL Employee acquires shares or Options in that year, but not to acquisitions of shares pursuant to the exercise of Options.

DESOP Conditions

Shares issued on the exercise of Options will, unless a waiver is granted, automatically be subject to the DESOP Non-Disposal Period and other Restrictions.

DESOP participants should note that the Company does not warrant that any particular taxation treatment will apply. Participants should seek professional financial and taxation advice referable to their individual circumstances to assist in determining whether or not to request a waiver of the DESOP restrictions.

5.2 MGL EMPLOYEE AS OPTIONHOLDER AND NO SECTION 139E ELECTION MADE

If the Options are taken up by the MGL Employee personally **and the Tax Act section 139E election (see below) is not made**, no tax is payable on grant of the Option, however any applicable employment taxes and oncosts may be charged to the MGL Employee's BCR (see section 5.8 below).

In such a case, the taxing point for the Options, called the "Cessation Time", is the earliest of the following events:

(a) where the DESOP conditions apply to the Shares acquired on exercise of the Options, the first time that those Shares could be traded following release from the DESOP conditions (i.e. the first day of the next staff trading period if the release occurs outside a staff trading period);

(b) when the MGL Employee ceases employment with the Company or a Company Subsidiary (see section 5.5 below);

(c) ten years from the date of grant of the Options;

(d) where the Company has waived the DESOP conditions, the exercise of the Options will be the taxing point;

(e) when the MGL Employee disposes of the Options (eg. sale of vested Option under a sale of Options facility).

Note in relation to (a), the Commissioner may take the view that the Cessation Time is the time of release from DESOP conditions, not the first day of the next staff trading period.

If an MGL Employee **sells the Options** in an arm's length sale within 30 days of the Cessation Time, the MGL Employee will include as assessable ordinary income (not capital gain) an amount equal to the net sales proceeds of the Options.

If an MGL Employee **exercises the Options and sells the Shares** in an arm's length sale within 30 days of the Cessation Time, the MGL Employee will include as assessable ordinary income (not capital gain) an amount equal to the net sales proceeds of the Shares less the Exercise Price of the Options.

If an MGL Employee **exercises the Options and holds the Shares** beyond 30 days of the Cessation Time the MGL Employee will include as assessable ordinary income (not capital gain) an amount equal to the "market value" of the Shares at the Cessation Time less the Exercise Price of the Options. The "market value" is deemed to be the weighted average of the prices at which Company Shares traded on ASX during the one week period up to

and including the Cessation Time. For future capital gains tax ("CGT") purposes, the Shares will have a cost base equal to the market value of the Shares at the Cessation Time.

Should the Exercise Price exceed the market value, no amount will be required to be included in the MGL Employee's assessable income. Strictly speaking, in these circumstances, the Shares will have a cost base (for CGT purposes) equal to their market value. However it may be that the Australian Taxation office ("ATO") will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

5.3 MGL EMPLOYEE AS OPTIONHOLDER AND SECTION 139E ELECTION MADE

If the Options are taken up personally by the MGL Employee, the Tax Act section 139E election is available should the MGL Employee wish to be assessed for tax in the tax year of grant, in which case there is no further tax until the sale of the Options or Shares. Any further assessable amounts at that time are assessed as capital gains, not ordinary income. Note that the section 139E election covers all grants of shares and rights under employee share acquisition schemes during the tax year in question (but not the acquisition of shares pursuant to the exercise of options), and enables the tax-concession under the Macquarie Group Employee Share Plan ("$1,000 Employee Share Plan") to be accessed.

An MGL Employee has until the date of lodgement of the tax return for the year of grant of the Options to decide whether to make the election.

If an MGL Employee makes the election, he/she must include an amount determined under the Tax Act (typically a specified percentage of the Exercise Price) as ordinary income for the year of grant. This same amount is also included in the capital gains cost base of the Option, and ultimately, the Share. Exercise of the Option does not trigger any tax liabilities but the Exercise Price is also included in the cost base of the Share.

The Share will be subject to the Non-Disposal Period and DESOP Restrictions unless these are waived by the Company. *Where the election has been made, the DESOP conditions do not have any tax effect; neither entry nor exit from the DESOP is a taxable event.*

The specified percentage to be included in the MGL Employee's assessable income for the year of grant of the Options depends on the "market value" of Shares on the date of grant relative to the Exercise Price. If these amounts are equal, the specified percentage is 11.6% (for a 5 year Option). If the market value has increased between the time of

calculation of the exercise price and the grant of the Options, the specified percentage increases.

If having made the election the Option expires unexercised, the MGL Employee's tax return should be amended and the overpaid tax refunded (together with assessable interest).

50% CGT Concession

The 50% CGT concession will apply to a capital gain made on Options or Shares which are sold more than 12 months after their acquisition date.

Where the Options are sold, the acquisition date is the Option grant date. If the MGL Employee sells the Options more than 12 months after the grant date, any capital gain on the sale of the Options would be eligible for the 50% CGT concession.

Where the Options are exercised and Shares sold, the current view of the Australian Taxation Office, which is supported by recent case law, is that the acquisition date is the date the Options are exercised. On this view, the 50% CGT concession will only apply once the Shares have been held for 12 months starting from the day the Shares are acquired through the exercise of Options. On this view, if an MGL Employee sells the Shares more than 12 months after the date the Shares are acquired, any capital gain on sale of the Shares would be eligible for the 50% CGT concession.

An alternative view is that the acquisition date is the date the Options are acquired on the basis that the grant of the Options constitutes an agreement to acquire the Shares, and the 12 month holding period commences from the date the agreement to acquire the Shares is entered into. If this view is correct, an MGL Employee would not have to hold the Shares for more than 12 months for a capital gain to be eligible for the 50% CGT concession (provided the MBL Employee acquired the Options at least 12 months prior to the disposal of Shares acquired pursuant to their exercise). The Commissioner of Taxation has disputed this treatment.

The Company does not warrant any particular treatment. Therefore, MGL Employee's who wish to adopt the alternative view should discuss with their personal tax adviser the applicability of the alternative views above to their particular circumstances.

5.4 CONTROLLED COMPANY OR PERMITTED TRUSTEE OF MGL EMPLOYEE AS OPTIONHOLDER

If a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined in s139GE Tax Act) of an MGL Employee takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as

5.3 above should be included as ordinary income in the MGL Employee's personal tax return for the year of grant. This amount is also included in the capital gains cost base of the Options in the hands of the Controlled Company or Permitted Trustee.

No tax liabilities are triggered by exercise of the Options or the MGL Employee leaving the employment of the MGL Group. Where the Option is disposed of the capital gains cost base includes the amount previously included in the MGL Employee's assessable income. Where the Option is exercised and Shares sold, the capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the MGL Employee's assessable income. If the Option lapses, the Controlled Company or Permitted Trustee would crystallise a capital loss equal to the amount previously included in the MGL Employee's assessable income but in this case, the tax paid by the MGL Employee is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Company. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against the Controlled Company's or Permitted Trustee's current or future capital gains. Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

MGL Employees should note there may be additional and potentially adverse taxation outcomes if the Options are acquired by the Controlled Company in its capacity as trustee of a superannuation fund.

MGL Employees should seek independent professional taxation advice in relation to the taxation implications arising from the acquisition of Options by a Controlled Company or a Permitted Trustee.

5.5 ASSOCIATED COMPANY EMPLOYEE OR CONTROLLED COMPANY OR PERMITTED TRUSTEE OF ASSOCIATED COMPANY EMPLOYEE AS OPTIONHOLDER

If an Associated Company Employee, or a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined in s139GE Tax Act) of an Associated Company Employee takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as 5.3 above should be included as ordinary income in the Associated Company Employee's personal tax return for the year of grant. This

amount is also included in the capital gains cost base of the Option if the Option is held by an Associated Company Employee. If a Controlled Company or Permitted Trustee of the Associated Company Employee takes up the Options rather than the Associated Company Employee, this amount is instead included in the capital gains cost base of the Options in the hands of the Controlled Company or Permitted Trustee.

No tax liabilities are triggered by exercise of the Options or the cessation of the Associated Company Employee's employment with the Associated Company. Where the Option is disposed of the capital gains cost base includes the amount previously included in the Associated Company Employee's assessable income. Where the Option is exercised and Shares sold, the capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the Associated Company Employee's assessable income. If the Option lapses, the Associated Company Employee, or the Controlled Company or Permitted Trustee of the Associated Company Employee (being the relevant entity that acquired the Option) would crystallise a capital loss equal to the amount previously included in the Associated Company Employee's assessable income but in this case, the tax previously paid by the Associated Company Employee is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Company. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against current or future capital gains of the entity that acquired the Options or Shares (as relevant) (being the Associated Company Employee or Controlled Company or Permitted Trustee). Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

Associated Company Employees should note there may be additional and potentially adverse taxation outcomes if the Options are acquired by the Controlled Company in its capacity as trustee of a superannuation fund.

Associated Company Employees should seek independent professional taxation advice in relation to the taxation implications arising from the acquisition of Options in their own name or by a Controlled Company or Permitted Trustee.

5.6 CONSULTANT OR CONTROLLED COMPANY OR PERMITTED TRUSTEE OF CONSULTANT AS OPTIONHOLDER

If a Consultant, or a Controlled Company (acting either as principal or as trustee of a family trust) or a Permitted Trustee, which is an "associate" (as defined in s139GE Tax Act) of a

Consultant takes up the Options, there are a number of important tax implications. No deferral of tax is available; an assessable income amount computed on the same basis as 5.3 above should be included as ordinary income in the Consultant's personal tax return for the year of grant. This amount is also included in the capital gains cost base of the Option if the Option is held by a Consultant. If a Controlled Company or Permitted Trustee of the Consultant takes up the Options rather than the Consultant, this amount is instead included in the capital gains cost base of the Options in the hands of the Controlled Company or Permitted Trustee.

No tax liabilities are triggered by exercise of the Options or the cessation of the Consultant's contract with the MGL Group or an Associated Company. Where the Option is disposed of the capital gains cost base includes the amount previously included in the Consultant's assessable income. Where the Option is exercised and Shares sold, the capital gains cost base of the Shares includes both the Exercise Price and the amount previously included in the Consultant's assessable income. If the Option lapses, the Consultant, or the Controlled Company or Permitted Trustee of the Consultant (being the relevant entity that acquired the Option) would crystallise a capital loss equal to the amount previously included in the Consultant's assessable income but in this case, the tax previously paid by the Consultant is not refunded.

Shares acquired as a result of the exercise of Options will be subject to the Non-Disposal Period and DESOP restrictions unless these are waived by the Company. Note that in these circumstances the DESOP restrictions do not have any tax effect; neither entry to nor exit from the DESOP is a taxable event.

It should be noted that capital losses can (subject to other requirements in the tax laws) only be offset against current or future capital gains of the entity that acquired the Options or Shares (as relevant) (being the Consultant or Controlled Company or Permitted Trustee). Any step-up in the cost base of assets in the hands of a company or trust may be effectively clawed back if the untaxed gain is distributed. It should also be noted that the discount capital gains concession is not available to companies.

Consultants should note there may be additional and potentially adverse taxation outcomes if the Options are acquired by the Controlled Company in its capacity as trustee of a superannuation fund.

Consultants should seek independent professional taxation advice in relation to the taxation implications arising from the acquisition of Options in their own name or by a Controlled Company or Permitted Trustee.

5.7 IMPLICATIONS OF CESSATION OF MGL EMPLOYMENT OR CONTRACT

5.7.1 Optionholder is an MGL Employee who has not made the section 139E election in respect of the year of grant of the Options

The MGL Employee will be subject to income tax on cessation of employment with the MGL Group in respect of any vested Options or Shares acquired on exercise of those Options held subject to the DESOP restrictions. The lapsing of unvested Options (or the cancellation of vested Options) does not have any tax implications in these circumstances.

Vested Options

— If the vested Options are sold on or before the date of cessation of employment, the sales proceeds must be included in the MGL Employee's normal assessable income (not capital gain) in the tax return for the year of sale.

— If the vested Options are exercised on or before the date of cessation of employment and the Shares are sold in an arm's length sale within 30 days of the date of exercise, the sales proceeds less the Exercise Price must be included in the MGL Employee's normal assessable income (not capital gain) in the tax return for the year of exercise.

— If the vested Options are exercised on or before the date of cessation of employment (and the Shares are not held subject to the DESOP restrictions) and the Shares are not sold within 30 days of the date of exercise, the MGL Employee must include in his/her tax return for the year of exercise the "market value" of the Shares at the date of exercise less the Exercise Price. The Shares acquired on exercise of those Options will have a capital gains cost base equal to their "market value" at the date of exercise of the Options. The "market value" is the weighted average Share price during the one week period up to and including the day of exercise. If there were no transactions during that period the latest offer price within that period is treated as the market value.

However, if the vested Options are exercised after the date of cessation of employment, and the shares are not sold within 30 days of the date of cessation of employment, the MGL Employee must include in his/her tax return in the year of cessation of employment the greater of:

(a) the "market value" of MGL Shares on the date of cessation of employment less the Exercise Price of the Options; and

(b) a specified percentage of the Exercise Price, calculated by reference to the remaining life of the Options, and the "market value" of MGL Shares at the date of cessation of employment relative to the Exercise Price (refer to the Taxation Division for detailed calculation).

The amount included in assessable income is also included in the cost base of the Options and, on exercise of the Options, is included in the cost base of the Shares acquired on exercise of those Options.

If the vested Options are exercised after the date of cessation of employment, and the Shares are sold in an arm's length sale within 30 days of the date of cessation of employment, the sale proceeds less the Exercise Price must be included in the MGL Employee's normal assessable income (not capital gain) in the tax return for the year of cessation of employment.

DESOP Shares

If the Options have been exercised during employment and the Shares acquired on exercise of those Options are held subject to the Non-Disposal Period and DESOP Conditions, the Shares will leave the DESOP on the cessation of employment. This will be the taxing point (the Cessation Time).

If the ex-DESOP Shares are sold in an arm's length sale within 30 days of leaving the DESOP, the sales proceeds reduced by the Exercise Price must be included in the MGL Employee's normal assessable income.

- If the ex-DESOP Shares are held beyond 30 days of leaving the DESOP, the MGL Employee must include an income amount in his/her tax return for the year of cessation of employment being the market value of the ex-DESOP Shares at the date of leaving the DESOP reduced by the Exercise Price. The Shares will have a capital gains cost base equal to the market value of the Shares.
- Should the Exercise Price exceed the market value, no amount will be required to be included in the MGL Employee's assessable income. Strictly speaking, in these circumstances the Shares will have a capital gains cost base equal to their market value. However, it may be that the ATO will accept the Exercise Price as the cost base given that the provisions of the Tax Act do not seem to contemplate the situation where the market value is less than the Exercise Price.

Lapsed Options

There are no tax implications if the Options lapse on the MGL Employee leaving the MGL Group.

5.7.2 MGL Employee has made the section 139E election to be taxed in the year of grant or if the Options are taken up in a Controlled Company or by a Permitted Trustee of the MGL Employee

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of employment in

respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of employment.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the MGL Employee's assessable income. (It is noted that exercise must occur generally within six months of leaving).

Lapsed Options

If Options held by an MGL Employee lapse unexercised, the tax paid on grant (with the exception of any payroll tax paid at the time of grant) may be refunded (with assessable interest). If the Controlled Company or Permitted Trustee took up the lapsed Options it should instead incur a capital loss equal to the amount initially included in the MGL Employee's assessable income.

5.7.3 Optionholder is an Associated Company Employee or Controlled Company or Permitted Trustee of the Associated Company Employee

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of the Associated Company Employee's employment with the Associated Company in respect of vested Options, or any Shares acquired on exercise of those Options. Shares will leave the DESOP on cessation of the Associated Company Employee's employment.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the Associated Company Employee's assessable income. (It is noted that exercise must occur generally within six months of leaving).

Lapsed Options

If Options held by an Associated Company Employee or a Controlled Company or Permitted Trustee of an Associated Company Employee lapse unexercised, the tax paid on grant will not be refunded. The Associated Company Employee (or the Controlled Company or Permitted Trustee, if the Controlled Company or Permitted Trustee of the Associated Company Employee took up the Options) should instead incur a capital loss equal to the amount initially included in the Associated Company Employee's assessable income.

5.7.4 Optionholder is Consultant or a Controlled Company or Permitted Trustee of a Consultant

In these situations, the taxing point of the Options occurred at the date of grant. Consequently, there are no taxation implications of the cessation of the Consultant's contract with the MGL Group in respect of vested Options, or any Shares acquired on

exercise of those Options. Shares will leave the DESOP on cessation of the Consultant's contract.

Irrespective of any conditions, where Options are exercised the cost base of Shares acquired on exercise of those Options will include both the Exercise Price and the amount initially included in the Consultant's assessable income. (It is noted that exercise must occur generally within six months of the cessation of the contract).

Lapsed Options

If Options held by a Consultant or a Controlled Company or Permitted Trustee of the Consultant lapse unexercised, the tax paid on grant will not be refunded. The Consultant (or the Controlled Company or Permitted Trustee, if the Controlled Company or Permitted Trustee of the Consultant took up the Options) should instead incur a capital loss equal to the amount initially included in the Consultant's assessable income.

5.8 EMPLOYMENT TAXES AND ONCOSTS

Options acquired under the Option Plan may be subject to employment taxes and oncosts such as payroll tax or workers compensation insurance premiums, or both, in the state or territory where the Eligible Executive is employed.

The following information is current as at 1 November 2007, and is subject to change at any time. Eligible Executives should note that different rules may apply at the time their Options are granted. In particular, all the states and territories have agreed in principle to levy payroll tax on Options granted to employees using the NSW/Victoria calculation method (see below) by 1 July 2008.

As at 1 November 2007, New South Wales, Victoria, Western Australia, the Northern Territory and the Australian Capital Territory levy payroll tax on Options granted to employees as set out below.

New South Wales and Victoria

Payroll tax may be applicable where the Eligible Executive has an employment connection with the relevant state at the date of grant of the Options.

Payroll tax is levied on the "market value" of Options as calculated under Commonwealth income tax legislation. Thus a payroll tax liability will arise in relation to any Options granted to an Eligible Executive with the requisite employment connection with NSW or Victoria. If the market value of Company shares (determined as the weighted average of prices during the one week period up to and including the date of Grant) is equal to the

Exercise Price of an Option as at the date of Grant of that Option, the market value of that Option will be 11.6% of the Exercise Price.

Payroll tax is levied on the market value of Options at the rate of 6% in NSW and 5.05% in Victoria.

If the market value of Company shares is not equal to the Exercise Price of an Option as at the date of Grant of that Option, Eligible Executives should contact the Taxation Division on (02) 8232 5687 or (02) 8232 6832 to be advised of the method by which the market value of the Option will be calculated.

Western Australia, the Northern Territory and the Australian Capital Territory

The following comments are based on rules at 1 November 2007. As noted above the method of calculating payroll tax is proposed to change and will result in a payroll tax liability when the Options are granted.

Payroll tax may be applicable in Western Australia, the Northern Territory and the Australian Capital Territory where the Eligible Executive has an employment connection with that state or territory at the date of grant of the Options.

In Western Australia, payroll tax is levied at the rate of 5.5% on the amount by which the market value of Company shares (determined as the weighted average of prices during the one week period up to and including the date of Grant) exceeds the Exercise Price. In the Northern Territory and the Australian Capital Territory, payroll tax is levied at the rate of 6.2% (Northern Territory) and 6.85% (Australian Capital Territory) on the amount by which the market value of Shares (determined as the weighted average of prices during the one week before the date of grant) exceeds the Exercise Price. If the market value is equal to or less than the Exercise Price, there is no payroll tax liability.

Generally, the market value of Shares at the date of grant of the Option will be equivalent to the Exercise Price of that Option, and therefore a payroll tax liability in these states will not arise.

Other Australian States may also adopt similar legislation to make Options granted to employees subject to payroll tax. However, the liability to payroll tax may vary between States, based on specific State legislation and payroll tax rates.

Any payroll tax that is levied upon New Starter Options issued under this Prospectus will be borne by the Company or a Company Subsidiary.

If any other employment taxes or oncosts, including payroll tax or workers compensation, become payable on the grant of Options under this Prospectus under any current or future law or regulation, the Company may, at its absolute discretion, charge these to the Eligible Executive's BCR.

5.9 COMPANY REPORTING AND WITHHOLDING OBLIGATIONS

Eligible Executives should be aware that in certain countries the Company or a Company Subsidiary is required to report to the local revenue authority details of Options granted to Eligible Executives and Options exercised by Eligible Executives. In addition, in certain countries the Company or a Company Subsidiary is required to withhold tax from any gain made on the Options.

6. FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

6.1 FINANCIAL BENEFITS AND RISKS OF OPTION/SHARE INVESTMENT

The value of the Options will fluctuate with the value of the Shares, which are quoted on ASX. Generally, the mechanisms by which holders may obtain benefits are through either exercising the Options into Shares or, where permitted, by selling the Options. However, Options need not be exercised so that unlike Shares, a loss may be avoided by not exercising if the market price of the Shares is below the Exercise Price. No amount is payable for the grant of the Options. However, any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (see section 5.8 above).

Once Options are exercised, the holder of the resultant Shares is exposed to the normal risks of owning Shares. The price of the Shares will fluctuate and depend on the Company's performance, investors' perceptions and the Australian sharemarket generally. Being senior executives of the Company, Eligible Executives will be aware of the myriad of factors which affect the Company's performance.

There are two main financial benefits that may arise from owning Shares:

(a) income in the form of dividends; and

(b) growth in the value (capital appreciation) of Shares.

There are also risks associated with Share ownership. The Company is a limited liability company and persons holding Shares are not obliged to contribute more share capital in the event of losses. However, it is possible that, if there are losses or profits fall, holders of Shares may not receive dividends or dividends may be reduced and the value of their Shares may fall.

Every investment involves an element of risk. Shares should be considered a long-term rather than a short-term investment. The price of Shares as quoted on ASX is volatile and moves up and down with market sentiment as well as with factors which are specific to the Company.

The price at which Shares trade on ASX may be higher or lower than historical prices. If investors decide to sell their Shares, the amount which may be received on the sale may be higher or lower than their present market price.

Many factors will affect the price of Shares. At any point in time these factors may include:

Company Factors

— the profitability of the Company;

— the profit outlook for the Company;

— the dividend policy of the Company;

— the level of franking of the Company's dividends;

— the credit ratings and strength of the balance sheet of the Company; and

— the performance and success of the Company's staff, management and Board and its policies and strategies.

External Factors

— movements in the general level of share prices on local and international share markets;

— the success of marketing and other strategies adopted by the Company, relative to its competitors' strategies;

— developments in the banking, investment banking, stockbroking and other industries generally;

— the economic outlook in Australia and internationally;

— changes in government fiscal, monetary and regulatory policies;

— turnover and volatility of financial markets in Australia and overseas; and

— changes in interest rates, inflation rates, exchange rates and commodity prices.

Please also refer below for discussion of the risks impacting on the Company's performance.

Neither Macquarie Group Limited nor any related body corporate of Macquarie Group Limited nor any of its officers guarantees the value of the Options or Shares, that the Share price will be above an Optionholder's Exercise Price during exercise periods, the performance of Shares, the repayment of capital or the payment of a particular return on Shares.

6.2 RISKS TO THE MGL GROUP'S FINANCIAL PERFORMANCE

Risk Factors

There are many risks in the markets in which the MGL Group operates. Performance can be influenced by a range of factors, many of which are not within the MGL Group's control. The performance of all of the MGL Group's major businesses can be influenced by external market and regulatory conditions. If all or most of the MGL Group's businesses were affected by adverse circumstances in the same period, overall earnings would suffer significantly.

Risk is an integral part of the MGL Group's businesses. Management of that risk is therefore critical to the MGL Group's continuing profitability. Where risk is assumed it is assumed within a calculated and controlled framework. The objectives of the framework are as follows:

- Risk identification, analysis and acceptance, including the implementation of appropriate internal controls;
- Execution and monitoring of the risk management practices; and
- Reporting and escalation of risk information on a routine and exception basis to senior management.

Business areas take ownership of risk. In addition, the independent risk management framework incorporates active management and monitoring of risks arising within Macquarie.

Market Risk

Market risk arises from changes in the level of volatility or prices in markets to which the MGL Group is exposed, which may result in adverse revaluation of the MGL Group's trading portfolios. The MGL Group trades in foreign exchange, interest rates, commodities, bullion, energy, bond and equities markets, including being an active price maker in derivatives in some of these markets. Changes in market prices, particularly rapid and unexpected changes, could cause losses.

Credit Risk

Credit risk arises from the lending and trading activities that Macquarie enters into in the course of its normal business activities. Credit risk measures the financial loss which could be incurred by Macquarie should the counterparty to which the Group has exposure fail to perform under its obligations to the Group. Counterparty credit quality can be affected by macroeconomic factors, or underlying issues within the counterparty. Macquarie assesses credit risk at a counterparty and transaction level and rates all credit exposures to determine the probability of default and the loss given default. The Group's policies to control credit risk include ensuring a spread of exposures to various economic sectors and to individual counterparties.

Exposures to countries are predominantly to those considered to be economically well-developed or low risk. However, there are exposures to countries outside these parameters. Countries are grouped into three categories, which are based on the country's risk profile. There are no limit constraints for Category A countries (deemed low risk). For Category B & C countries, limits need to be approved at the appropriate discretion level and, in some circumstances, mitigation of this risk (via political risk insurance, guarantees, letters of credit etc) may be a requirement of approval. The country risk limit is the sum of the corporate and sovereign limits granted, net of mitigation

Underwriting Risk

Macquarie entities act as underwriter, lead manager and broker to issues of equity, hybrid and debt securities in the normal course of business. Macquarie may underwrite a price or a volume of securities to be issued in relation to equity issues, may underwrite a margin, price or volume of securities in relation to hybrid issues and, from time to time but less frequently, may underwrite a margin or price in relation to issues of debt securities. These activities expose Macquarie to market risk for the period of Macquarie's underwriting commitment.

In addition, Macquarie may take credit risk on investors who have been allocated securities in issues managed or underwritten by Macquarie – if such investors fail to pay for their allocated securities in accordance with the settlement timetable for the issue, Macquarie may have to remit the subscription proceeds to the issuer and seek to recover these monies from the defaulting investors.

Macquarie takes reputational risk by acting as underwriter, lead manager or broker. If an issue is not taken up by the market, or performs poorly in the secondary market following the capital raising, Macquarie's reputation as a successful manager of well-performing capital raisings may suffer with potential issuers, investors and potential investors and the market generally.

Liquidity Risk

Liquidity risk arises from the MGL Group's requirement to fund its operations on a daily basis. Any failure to meet this requirement may result in increased costs, inability to maintain market positions and review of MGL's and/or MBL's credit rating.

In order to carry out its operations, the MGL Group relies on funding from external parties. These parties rely, to some extent, on the credit ratings assigned to MGL and MBL by ratings agencies. Any downgrading of the MGL or MBL rating could increase costs and restrict availability of credit and funding limits.

Operational Risk

The MGL Group defines operational risk as the risk of loss resulting from failed or inadequate internal processes, people and systems or from external events. Operational risks expose the MGL Group to the possibility of unexpected, significant losses that can endanger the MGL Group's on-going financial wellbeing and reputation.

Regulation and Legislation

The MGL Group may be subject to changes in government regulatory policies or changes in legislation in Australia and other countries where it operates. Areas of regulation which impact on the MGL Group include taxation and regulation relating to prudential supervision.

Tax Risk

In the ordinary course of its activities the Company is exposed to risks arising from the manner in which the Australian and international tax regimes may be regarded by the relevant revenue and judicial authorities as applying to transactions entered into by the MGL Group.

Compliance and Legal Risk

The MGL Group enters into transactions and provides services, in the ordinary course of its business, which involve legal risk and compliance risk.

Legal risks include the risk of breaches of applicable laws, actual or perceived breaches of obligations of fidelity or confidence to clients and counterparties, unenforceability of counterparty obligations, and documentation risks. The size and frequency of transactions entered into or in respect of which advice is provided are such that, should these risks result in losses to the MGL Group, the losses could have a material impact.

Compliance risks are the statutory, regulatory and reputational risks arising from activities of the MGL Group being conducted other than in actual and apparent material compliance with applicable laws, regulations, licence obligations, rules, statements of regulatory policy or internal MGL Group-wide compliance policies.

Prudential supervision

MBL and MGL are regulated by the Australian Prudential Regulation Authority (APRA) and have to adhere to the applicable APRA prudential requirements at all times. These requirements cover matters such as the maintenance of regulatory capital ratios, appropriate regulatory capital treatment of all transactions, managing intra-group exposures within approved limits, appropriate disclosures by businesses and adherence to APRA's notification, approval and reporting regime

Reputation Risk

All activities have elements of reputation risk embedded. Managing reputation risk is an essential role of senior management as it has the potential to impact earnings and access to capital. The MGL Group seeks to manage and minimise reputation risk through its overall corporate governance structure and risk management framework.

The MGL Group operates under a strong corporate governance structure consistent with the regulatory requirements of various regulators including ASIC and APRA. Goals and Values incorporating a clear code of ethics are communicate

Economic Outlook

The performance and earnings of the Company are impacted by changes in economic conditions, activity and sentiment in Australia and overseas including interest rates, foreign exchange rates and equity markets.

Developments in Banking and Investment Banking Industry

The MGL Group operates in the highly competitive financial services industry in Australia and overseas. Developments and competition in the industry place pressure on margins which may impact on profitability.

Insurance

The MGL Group has in place insurances considered prudent for the scope and scale of its activities in respect of various physical and professional risks. The MGL Group does not carry insurance cover for every possible event. The scope and the amount of the cover is reviewed on a regular basis and insurance cover is acquired having regard to the perceived risks of a claim occurring and the availability and costs of such insurance. The insurances typically involve a deductible (also commonly referred to as an "excess"). In the event of an incident occurring which is covered by one of the insurances, the MGL Group would be required to pay the first part of any claim up to the deductible amount associated with that policy.

7. DESCRIPTION OF MACQUARIE GROUP LIMITED

On 13 November 2007 MBL implemented the Restructure as described on pages 2-3.

7.1 ISSUED SHARE CAPITAL

As at 13 November 2007, the Company had on issue 271,086,657 Ordinary Shares and 40,120,854 Options over unissued Shares. All Options were exercisable into one Share per Option and were issued (with various exercise prices) pursuant to the Option Plan or pursuant to the terms of the Macquarie Bank Employee Share Option Plan.

Changes to the Company's issued capital and Options are normally reported monthly to ASX. If all Options over unissued Shares had been exercised as at 13 November 2007, the Shares issued on exercise would have represented approximately 12.9% of the then issued ordinary capital of the Company.

7.2 FINANCIAL INFORMATION

Prior to the Restructure, MGL was a dormant subsidiary of Macquarie Bank Limited. It has now become the parent of the Company. Hence, the most relevant historical financial information is the MBL financial information.

MBL's consolidated financial statements for the half year to 30 November 2007 and comment on performance and outlook are contained in MBL's 2008 Interim Update. Further financial information concerning the Company is generally available as described in Section 8.1.

MBL's annual Basic Earnings Per Share (Basic EPS), for the last five years have been:

Year to 31 March	2003	2004	2005	2006	2007	2008 half year
Basic EPS	164.8	233.0	369.6*	400.3*	591.6*	401.8*

* With the exception of Basic EPS at 31 March 2005 the figures above have been based on the Australian standards adopted at each reporting date. The Basic EPS figures for the full year ended 31 March 2005, 31 March 2006 and 31 March 2007 are based on the reported results using the Australian Standards that are equivalent to International Financial Reporting Standards ("AIFRS") and their related pronouncements. Basic EPS at 31 March 2005 also includes 41.4 cents per share attributable to the one-off profit recognised on the formation of the Macquarie Goodman Group.

7.3 RIGHTS ATTACHING TO SHARES

The Shares carry the following rights, privileges and restrictions. Full details of the rights attaching to the Shares are set out in the Constitution of the Company.

General Meetings and Voting

Each holder of Shares is entitled to receive notice of, and to attend and vote at, general meetings of the Company and to receive all notices, accounts and other documents required to be furnished to shareholders under the Constitution, the Corporations Act or the Listing Rules.

Shareholders may attend in person or by proxy and vote on issues requiring a shareholders' resolution at general meetings. Such issues include the election of Directors and any changes to the Constitution of the Company. Notice is given to shareholders when those meetings are to be held and of the items of business to be considered. At a general meeting every holder of Shares present in person or by proxy or attorney has one vote on a show of hands and, on a poll, one vote per fully paid Share (and a proportion of a vote for shares partly paid, equal to the proportion the amount paid on the share bears to its total issue price).

Dividends

It is the Company's present policy to pay dividends twice yearly. Subject to the rights of holders of shares issued with any special or restricted rights, that portion of the profits of the Company which the Voting Directors may from time to time determine to distribute by way of a dividend, must be declared and paid on all of the shares of a particular class in respect of which the dividend is paid.

The Company has activated a Dividend Reinvestment Plan. Ordinary shareholders in the Company may elect to reinvest their dividends in new shares. Shares issued under the Dividend Reinvestment Plan are currently issued at a 2.5% discount to the prevailing market price.

Annual Report

Shareholders have the opportunity to receive each year a copy of the Company's annual report (in 2007 this comprised the 2007 Macquarie Bank Annual Review and 2007 Macquarie Bank Financial Report), which provided a review of the MGL Group's performance as a whole during the previous financial year. The 2007 Annual Review and 2007 Financial Report are available on Macnet.

Winding Up

In the event that the Company were ever wound up, depositors and other creditors would be paid out first. Any surplus available would be distributed among shareholders in accordance with the Corporations Act.

Transfer

Subject to the Constitution of the Company, the Corporations Act, any other laws and the Listing Rules, Shares are transferable.

Variation of Rights

The rights attaching to shares of any class may be altered with the approval of a special resolution passed at a separate general meeting of the holders of shares of that class or with the written consent of the holders of at least three-quarters of the issued shares of that class.

Share Buy-Backs

The Company is entitled to purchase Shares in itself in accordance with the requirements of the Corporations Act.

7.4 TRADING IN MBL SHARES ON ASX

The following table provides a summary of the prices and volumes at which Shares in MBL have traded on ASX since July 2004.

MBL – ASX Share Trading History Since November 2004

Period	Monthly Share Price ($)			Monthly
	High	Low	Close	Volume (000s)
2004				
November	44.17	39.53	43.97	23,617
December	46.74	43.60	46.50	15,971
2005				
January	49.44	46.25	48.85	14,597
February	51.95	46.55	49.20	19,353
March	50.65	46.24	48.03	20,765
April	48.52	43.51	45.75	19,832
May	51.65	44.65	50.35	25,289
June	60.70	50.63	59.75	20,992
July	64.64	59.50	63.00	19,167
August	64.56	60.76	63.12	20,662
September	78.23	63.82	75.35	18,454
October	77.04	61.35	64.67	28,136
November	72.00	64.67	67.82	22,577
December	68.42	65.92	68.15	14,289

MBL – ASX Share Trading History Since July 2004 (cont.)

Period	Monthly Share Price ($)			Monthly
	High	Low	Close	Volume (000s)
2006				
January	71.50	67.08	68.38	17,027
February	66.39	59.14	64.23	37,276
March	65.56	58.02	64.68	26,965
April	71.55	64.40	71.40	18,138
May	71.98	63.26	63.99	28,602
June	70.45	60.10	69.00	26,165
July	70.00	60.61	61.85	22,864
August	64.87	59.30	64.80	26,430
September	69.15	62.00	69.15	20,225
October	75.75	68.80	74.55	23,615
November	76.60	70.65	72.82	23.226
December	78.99	71.11	78.93	16,010
2007				
January	81.90	75.30	80.99	16,149
February	85.59	78.21	78.99	21,971
March	82.90	77.39	82.75	23,284
April	90.49	80.90	87.00	15,379
May	98.64	86.50	87.60	35,011
June	92.70	84.40	85.00	35,304
July	92.88	78.85	82.50	47,543
August	80.79	61.90	73.30	111,420
September	84.94	69.10	84.40	52,443
October	88.73	79.03	84.05	40,903

[Source: ASX Limited]

It should be noted that the price at which Shares will trade on ASX in future may not necessarily reflect the recent prices at which MBL shares have traded and will depend on factors including those stated in section 6 above.

7.5 DIVIDEND POLICY

The Company's ordinary dividend policy is to distribute between 50% and 60% of after tax profits attributable to ordinary shareholders each year, subject to minimum dividends of 93 cents per Ordinary Share per year.

The Directors cannot give any assurances concerning future dividend policy, the extent of future dividends, or the franking of any such dividends as they are dependent on the future profits and the financial and taxation positions of the Company.

The distributions made by MBL to its ordinary shareholders over the last five years have been as follows:

Period	Cash dividend (cents) per Share	Franking (per cent)
2002/03 Interim	41	85
2002/03 Final	52	100
2002/03 Special	50	100
2003/04 Interim	52	90
2003/04 Final	70	90
2004/05 Interim	61	90
2004/05 Final	100	90
2004/05 Special	40	90
2005/06 Interim	90	90
2005/06 Final	125	100
2006/07 Interim	125	100
2006/07 Final	190	100

Macquarie Group Limited has resolved to pay an interim dividend for the 2007/2008 financial year of $1.45 per ordinary share franked as to 100%, payable on 30 January 2008 to shareholders recorded on the register on 9 January 2008.

8. ADDITIONAL INFORMATION

8.1 NATURE OF PROSPECTUS AND AVAILABILITY OF INFORMATION

This Prospectus is intended to be read in conjunction with the publicly available information that is widely available in relation to the Company. Eligible Executives and their advisers should therefore also have regard to that publicly available information in relation to the Company before making a decision whether or not to accept the Offer of Options under this Prospectus.

The Company is a disclosing entity under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules, including the preparation of annual reports and semi-annual reports. The most recent report is the Company's 2008 half year report. In addition, MBL has issued its 2008 half year report together with a 2008 Interim Update. These reports are available to each Eligible Executive on Macnet. For those without access to Macnet, copies of those documents are available by calling Investor Relations on (02) 8232 5006.

The Company is required to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the stock market conducted by ASX. In particular, the Company has an obligation under the Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is or becomes aware concerning the Company, which a reasonable person would expect to have a material effect on the price or value of Shares. That information is available on the public file at ASX. A copy of any of these documents lodged by the Company with ASX since the date of the Company's 2008 half year report may be obtained free of charge by calling (02) 8232 5006.

If Eligible Executives wish to obtain further information on the Company they can do so by contacting their financial advisers or by reviewing the public documents available at ASX.

In addition, copies of documents lodged in relation to the Company may be obtained from or inspected at any office of ASIC.

None of the information referred to in Section 8.1 above is incorporated by reference in this Prospectus or is issued with this Prospectus.

8.2 ADMISSION TO OFFICIAL LIST OF ASX

MBL was admitted to the Official List of ASX as a debt issuer in 1993 for the purpose of obtaining Official Quotation of Macquarie Bank Capital Notes. Official Quotation of 500,000 Macquarie Bank Capital Notes commenced in April 1993. The Macquarie Bank Capital Notes were suspended from trading on ASX on 21 July 2000 and their face value

and accumulated interest were repaid on 1 August 2000. The Bank's category of admission to the Official List was changed to the general admission category, to allow for the quotation of Shares from 29 July 1996.

MBL and Macquarie Finance Limited also issued 4 million Macquarie Income Securities in the second half of 1999 which are also listed on ASX.

On 22 September 2004 Macquarie Bank Limited raised £350 million through the issue of tier 1 capital-eligible securities to be used initially to augment the MBL Group's activities in the United States. The funds may later be re-deployed for general corporate purposes outside Australia.

The securities were issued by Macquarie Capital Funding L.P., a MGL Group entity established to facilitate the capital raising. On the occurrence of a capital deficiency event or an insolvency event, those securities must be substituted for Non-cumulative Redeemable Preference Shares ("Preference Shares") in MBL. A capital deficiency event occurs where MBL's total capital ratio or tier 1 capital ratio (as prescribed by the Australian Prudential Regulation Authority ("APRA")) does not comply with the capital adequacy regulations of APRA, or MBL has notified APRA that such an event is expected to occur in the near term. In order to facilitate any substitution of the tier 1 capital eligible securities for Preference Shares, on 22 September 2004 MBL issued 350,000 Preference Shares at an issue price of £1,000 each, unpaid, to Macquarie Capital Funding (GP) Limited, the general partner of Macquarie Capital Funding L.P., to be held on trust for the holders of the tier 1 capital eligible securities.

The Company was admitted to the Official List of ASX on 5 November 2007.

On 13 November 2007 MBL implemented a restructure of the MGL Group under which the Company was established as the ultimate parent of the MGL Group.

Several waivers from the Listing Rules have been granted to the Company relieving it from compliance with various Listing Rules. Copies of the waivers may be reviewed by referring to the public register of waivers available at ASX. The principal waivers that have been granted can be summarised as follows:

- Certain waivers to facilitate the operation of the Option Plan. As the Options are not quoted, various waivers relating to the administration of the Option Plan (principally concerning the lodgement of documents with ASX) have been granted.

- Confirmation has been obtained that the provisions of the Listing Rules applying to directors of the Company are applicable only to the Voting Directors of the Company.

8.3 INTERESTS

The Company has paid, or agreed to pay Ms Catherine Livingstone, a Voting Director of the Company, $3,000 in connection with her work on the due diligence committee for this Prospectus.

8.4 DOCUMENTS AVAILABLE FOR INSPECTION OR COPIES

The following Company documents are available for inspection during normal business hours at the principal office of the Company at Level 7, No 1 Martin Place Sydney NSW 2000, care of the Company Secretary:

(a) Constitution;

(b) Annual reports for the last five financial years of MBL;

(c) Rules of the Macquarie Group Employee Share Option Plan; and

(d) Company staff trading rules.

In addition, a copy of the Company's half year report, MBL's half year report and the 2008 Interim Update and any document lodged with ASX in respect of the Company's continuous disclosure obligations, since the date of the Company's half year report may be obtained free of charge from Investor Relations on (02) 8232 5006.

Each of the Voting Directors of the Company has consented to the lodgement of this Prospectus with the Australian Securities and Investments Commission.

GLOSSARY

2007 Macquarie Bank Annual Report	The 2007 annual report of MBL which comprises the 2007 Annual Review and the 2007 Financial Report.
2007 Macquarie Bank Annual Review	The "2007 Annual Review" booklet of MBL containing a review of Macquarie Bank for the year to 31 March 2007 and Concise Report to Shareholders for that year.
2007 Macquarie Bank Financial Report	The "2007 Financial Report" booklet of MBL for the year to 31 March 2007.
Application Form	The pre-printed personalised application form in respect of Options the subject of the Offer accompanying this Prospectus.
ASIC	Australian Securities and Investments Commission.
Associated Company	means: (a) any company that is a related body corporate of the Company; or (b) any other entity where the Company or an Associated Company has a significant degree of influence on management or business decisions or a significant equity interest and which the Committee decides is an Associated Company for the purposes of the Plan.
Associated Company Employee	An Employee who is not a MGL Employee.
ASX	ASX Limited (ABN 98 008 624 691).
Board	The board of Voting Directors of the Company.
BCR	(Basic Cost Responsibility) represents the total fixed cost of an employee's employment to the Company. Any profit sharing bonus allocated to an employee is discretionary and does not form part of BCR.
Committee	Committee appointed by the Board for the purpose of managing and administering the Option Plan.
Company	Macquarie Group Limited (ABN 94 122 169 279).

Company Subsidiary	A company is a Company Subsidiary if: (a) The Company controls the composition of that company's board; or (b) The Company is in a position to cast, or control the casting of, more than one half of the maximum number of votes that might be cast at a general meeting of that company; or (c) The Company holds more than one-half of the issued share capital of that company (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital); or that company is a subsidiary of a subsidiary of the Company under any of paragraphs (a) to (c).
Constitution	The Constitution of the Company.
Consultant	A consultant to the MGL Group or an Associated Company, or a person to whom an offer of employment as a consultant to the MGL Group or an Associated Company has been made.
Controlled Company	In relation to an Executive, a body corporate in respect of which one or more of the following applies: (a) the Executive holds more than one-half of the issued share capital; (b) the Executive is in a position to cast, or control (directly or indirectly) the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and (c) the Executive controls the composition of the board of directors, committee of management, council or other governing authority.
Corporations Act	Corporations Act 2001 (Cwlth).
DESOP	The Rules of the Plan imposing a Six-Month Non-Disposal Period and other restrictions in relation to shares resulting from the exercise of Options referred to as the "Deferred Exercise Share Option Plan".
DESOP Participant	A holder of Shares under the DESOP resulting from the exercise of Options.
DESOP Power of Attorney	The DESOP power of attorney authorising the Plan Company and its officers to acquire, dispose of or to otherwise deal with Shares under the DESOP on behalf of the DESOP Participant.
Eligible Executive	An Executive who has been invited to participate in the Option Plan.

Employee	An employee of the Company or an Associated Company.
Employment Event	in respect of any Option, an event that occurs affecting the basis of employment or engagement of the Optionholder as specified in section 3.4.2 of this Prospectus.
Executive	An Associate Director, Division Director or Executive Director, or alternatively titled equivalent, of the MGL Group or an Associated Company, a person to whom an offer of employment as an Associate Director, Division Director or Executive Director, or alternatively titled equivalent, of the MGL Group or an Associated Company has been made or a Consultant.
Executive Committee	The Company's Executive Committee.
Exercise Price	The exercise price of an Option as specified on the Application Form.
Expiry Date	The expiry date of an Option as set out in the Application Form, normally the fifth anniversary of the date of grant of an Option.
Listing Rules	The ASX Listing Rules.
Macquarie Group Superannuation Fund	The Macquarie Group Superannuation Fund is an employer-sponsored accumulation plan which allows for both employer and employee contributions.
Macnet	The Company's staff information distribution computer network.
MBL	Macquarie Bank Limited (ABN 46 008 583 542).
MGL	Macquarie Group Limited (ABN 94 122 169 279).

MGL Employee	MGL Employee means an Employee who is: (a) an employee of the Company or an employee of a Company Subsidiary to whom the Company or the Company Subsidiary must pay salary, wages, commission, bonus or allowances from which the Company or the Company Subsidiary is required to withhold PAYG Withholding payments or amounts; or (b) a director of the Company or a director of a Company Subsidiary or a person who performs the duties of a director of the Company or of a Company Subsidiary to whom remuneration is paid by the Company or Company Subsidiary from which the Company or the Company Subsidiary is required to withhold PAYG Withholding payments or amounts.
MGL Group	MGL and related bodies corporate.
MGL Group Head	An employee of Macquarie Group Limited designated by Macquarie Group Limited as having the title "Group Head".
New Starter Options	Options granted to new Executives.
Non-Disposal Period	In respect of a Share held by a DESOP Participant, the period of six months from the date on which those Shares are issued to the DESOP Participant or such other period as stated in the Application Form.
Offer(s)	The offer(s) to an Eligible Executive(s) of Options pursuant to this Prospectus.
Official Quotation	The granting of Official Quotation by ASX to securities issued by the Company, The Company having been admitted to the Official List of ASX.
Option Exercise Form	The form which must be submitted when the Optionholder intends to exercise their Options.
Option Plan	The Macquarie Group Employee Share Option Plan approved by the Board in August 2007, as amended.
Option(s)	Option(s) over unissued Shares granted under the Option Plan.

Optionholder	An Executive or a Controlled Company of an Executive or a Permitted Trustee of an Executive, granted Options, which have not lapsed.
PAYG Withholding payment	A payment from which an amount must be withheld under Subdivision 12-B of Schedule 1 to the Taxation Administration Act 1953 (Cwlth).
Permitted Trustee	An entity approved by the Committee to hold an Option on trust for a Participant from time to time.
Plan Company	The entity appointed by the Company to act as the Plan Company under the Rules from time to time.
Restrictions	The restrictions on dealing with Shares held under the DESOP as set out in clause 11 of the Rules (other than the Non-Disposal Period) and summarised in this Prospectus.
Restructure	The restructure of the Macquarie Bank group under which MGL became the ultimate parent of the group, as described in pages 2-3.
Retirement	Retirement from or otherwise leaving the relevant industry as determined at the absolute discretion of the Committee.
Rules	The rules of the Option Plan.
Share(s)	Fully paid ordinary share(s) in the capital of MGL.
Tax Act	The Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwlth).
Vesting Period	The period over which an Option vests as specified on the Application Form.

OPTION APPLICATION INSTRUCTIONS

Eligible Executives wishing to participate in the Offer should:

(a) sign, date and arrange for another person to witness the personalised Application Form; and

(b) deliver their completed Application Form to Company Secretarial, Level 7, No 1 Martin Place, Sydney, NSW by the Company's internal mail or in person, so as to be received no later than 4.00 pm Sydney time on the date specified in the Application Form.

Each individual Application Form has been pre-printed with the Eligible Executive's full name, the number of Options being offered, the Exercise Price and Vesting Period of these Options and any applicable Exercise Conditions.

Eligible Executives who wish to nominate a Controlled Company of theirs to be the Optionholder should contact Company Secretarial with the relevant details well before the closing date so that the necessary Application Form can be prepared and executed before the closing date.

LATE APPLICATIONS MAY NOT BE ACCEPTED

MACQUARIE GROUP LIMITED DIRECTORY

PRINCIPAL OFFICE:
No. 1 Martin Place
Sydney NSW 2000

REGISTERED OFFICE:
Level 7, No. 1 Martin Place
Sydney NSW 2000

VOTING DIRECTORS:
D S Clarke AO (Chairman)
A E Moss AO (Managing Director)
L G Cox AO
P M Kirby
C B Livingstone
H K McCann AM
J R Niland AC
H M Nugent AO
P H Warne

COMPANY SECRETARIES:
D Leong
M Panikian

FREQUENTLY ASKED QUESTIONS

WHO IS ELIGIBLE TO BE GRANTED OPTIONS?

Participation in the Option Plan is currently limited to Associate Directors, Division Directors and Executive Directors of, or Consultants to, the MGL Group and Associated Companies. Participation is entirely at the discretion of the Board (and/or the Executive Committee to whom certain administrative powers have been delegated).

HOW DO I KNOW HOW MANY OPTIONS I AM BEING OFFERED?

The number of Options being offered to you and the Exercise Price of those Options is set out in the personalised Application Form that accompanies the Prospectus provided to you.

HOW MUCH WILL IT COST TO BE GRANTED OPTIONS?

No consideration is payable for the grant of Options. However, any applicable employment taxes and oncosts may be charged to the Eligible Executive's BCR (Basic Cost Responsibility). For further information, see section 5.8 of the Prospectus.

WHAT VOTING AND DIVIDEND RIGHTS ATTACH TO THE OPTIONS?

The Options carry no voting or dividend rights.

WHEN DO OPTIONS VEST?

Each allocation of New Starter Options will normally vest progressively over four years as follows:

(a) as to one third of the Options, on the second anniversary of the date of commencement of relevant employment or consultancy;

(b) as to another one third of the Options, on the third anniversary of the date of commencement of relevant employment or consultancy; and

(c) as to the remaining one third of the Options, on the fourth anniversary of the date of commencement of relevant employment or consultancy.

WHEN DO OPTIONS LAPSE?

Unexercised Options, which have not otherwise lapsed, normally expire after the fifth anniversary of the date of grant ("Expiry Date"). When an Eligible Executive leaves the employment of the MGL Group or an Associated Company, unvested Options will

generally lapse immediately and vested Options will also lapse after six months. Options also lapse in certain other situations. For further details see sections 3.4 and 3.5 of the Prospectus.

HOW IS THE EXERCISE PRICE CALCULATED?

For New Starter Options, the Exercise Price will normally be the weighted average price of Shares traded on ASX during the one week up to and including the date of grant of the Options (adjusted for cum-dividend trading and excluding certain special trades).

The Exercise Price is set out in the personalised Application Form that accompanies the Prospectus provided to you.

WHEN CAN OPTIONS BE EXERCISED?

Once vested, each Option is exercisable into one fully paid ordinary share in the Company (subject to adjustment over time for bonus issues and similar events described in section 3.11 of the Prospectus), which will be the same as all other Shares then on issue.

Exercise of Options is subject to the Company's staff trading rules.

Under the current staff trading rules, Options may generally only be exercised:

(a) from the ex-dividend date for the Company's Shares in May/June until the end of August; and

(b) from the ex-dividend date for the Company's Shares in November/December until the end of February.

In relation to the period from November 2007 to February 2008, the Executive Committee has specifically resolved that Options will only be able to be exercised from 14 November 2007 to 7 December 2007, and then from the ex-dividend date on 3 January 2008 until the end of February 2008.

The Rules set out other periods during which Options may be exercised. Please refer to the Rules for further details.

Further, Options granted to UK residents and to Executive Directors of the Company are subject to certain exercise conditions which must be met before exercise is allowed. See sections 3.7 and 3.9 of the Prospectus for further details. Options granted to US residents and the Shares resulting from the exercise of those Options are subject to transfer restrictions. See section 3.8 of the Prospectus for further details. Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions, as set out on the personalised Application Form accompanying the Prospectus.

Dealing in Shares acquired on the exercise of Options is also subject to the Company's rules on staff trading. The current policy is that there are three staff trading periods per year during which staff may buy or sell Shares, each of approximately three to five weeks duration following the announcements of the Company's interim and final results and after the Company's shareholder annual general meeting.

An Option Exercise Form must be completed, signed by the Optionholder and returned to the address on the Option Exercise Form at the time the Optionholder elects to exercise their Options.

CAN OPTIONS BE ASSIGNED OR CHARGED?

Options granted may not be assigned or charged. However, an Executive will be free to deal with any Shares acquired on the exercise of any Options, subject to the Deferred Exercise Share Option Plan or DESOP provisions described in Section 4 of the Prospectus, any exercise conditions set out on the personalised Application Form accompanying this Prospectus and other Company restrictions, for example, staff trading rules.

CAN OPTIONS BE SOLD?

The transfer of Options under an approved Sale of Options facility may be permitted from time to time. This may allow an Optionholder to transfer vested unexercised Options which have met any applicable exercise conditions to an approved third party. See section 3.13.3 of the Prospectus for further details. Please refer to Macnet or contact the Company Secretarial Division for details of any current sale of Options facility.

IN WHAT NAME CAN OPTIONS BE ACQUIRED?

Options will only be granted to an Eligible Executive, a Controlled Company of the Eligible Executive or a Permitted Trustee of the Eligible Executive. The Options will not be granted to or registered in the name of any other entity. Eligible Executives who are not resident in Australia may be restricted from acquiring Options in other than their own name.

WHAT EXERCISE CONDITIONS ARE ATTACHED TO THE OPTIONS?

Options granted to Executive Directors are subject to additional exercise conditions which must be met before exercise is allowed. If applicable, refer to your personalised Application Form. The following is a summary of the exercise conditions that will normally apply:

> Options granted to Executive Directors who are not Executive Voting Directors or members of the Executive Committee at the time of grant, may be exercised once vested and if, at the end of the calendar quarter immediately preceding vesting, the average annual return on ordinary equity for the three previous financial years of the Company (or, for financial years ending before 13 November 2007, MBL) is

above the 50th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index.

Executive Directors who are Executive Voting Directors or members of the Executive Committee at the time of grant may exercise vested Options if, at the end of the calendar quarter immediately preceding vesting, the average annual return on ordinary equity for the three previous financial years of the Company (or, for financial years ending before 13 November 2007, MBL) is above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 100 Index.

The condition will be examined quarterly by the Company. Options which have vested, but the condition was not satisfied at the end of the calendar quarter immediately preceding vesting, will no longer be exercisable.

Options granted to residents in jurisdictions other than Australia may also be subject to further exercise conditions.

All exercise conditions applicable to your options are set out on the personalised Application Form accompanying the Prospectus.

WHAT ARE THE TAXATION IMPLICATIONS ASSOCIATED WITH OPTIONS?

The taxation implications of Options are complicated. Further details are set out in section 5 of the Prospectus. For further information, please contact the Taxation Division on (02) 8232 6832 or (02) 8232 5687, or contact your independent taxation adviser.

WHAT TAX INFORMATION WILL BE REPORTED?

In certain countries the Company or a Company Subsidiary is required to report to the local revenue authority details of Options granted to Eligible Executives and Options exercised by Eligible Executives. In addition, in certain countries the Company or a Company Subsidiary is required to withhold tax from any gain made on the Options. Any tax withholding will be calculated at the time of Exercise or Sale of the Options.

Macquarie Bank Limited.

File Number: 82-34740


Allan Moss, Managing Director & Chief Executive Officer
Richard Sheppard, Deputy Managing Director
Greg Ward, Chief Financial Officer
13 Nov 2007


Disclaimer
This material has been prepared for professional investors


AGENDA
1. Introduction – Richard Sheppard
2. Highlights of result – Allan Moss
3. Result analysis – Greg Ward
4. International and Group commentary, Outlook – Allan Moss
5. Appendix I – Restructure update
6. Appendix II – Facts on specialist funds
7. Glossary


Macquarie will formally operate as Macquarie Group Limited (ASX:MQG) from today – implementation date
MQG shares commenced trading 5 November on a deferred settlement basis
MBL remains quoted on ASX as a debt listing to support the continued quotation of Macquarie Income Securities
New Group structure will facilitate continued growth
This is a result announcement for Macquarie Bank Limited's (MBL) half year ended 30 September 2007
Includes year to date commentary for MBL and outlook commentary for MQG


Allan Moss – Managing Director and Chief Executive Officer
Macquarie Group Limited
Result Announcement for Macquarie Bank Limited half year ended 30 Sep 2007
13 Nov 2007 – Presentation to Investors and Analysts


$A250m
$A333m
$A494m
$A812m
$A918m
$A1.46b
$A1.06b


Most markets in which we operate were not significantly affected by credit market conditions
2Q08 (to 30 Sep 2007) result was 26% up on pcp, although 17% down on very strong 1Q08 (to 30 Jun 2007)
Asset realisations continue to be a normal part of business
– 2Q07 included Goodman Group and US oil and gas realisations
– 1Q08 included Boart Longyear
– 2Q08 included Macquarie-IMM Investment Management and Icon Parking


$A1.33
$A1.65
$A2.33
$A3.70
$A4.00
$A5.92
$A4.82


100% franked
Target annual payout ratio 50-60%
$A0.93
$A1.43
$A1.22
$A2.01
$A2.15
$A3.15
$A1.45


$A1.8b
$A2.2b
$A2.8b
$A4.2b
$A4.8b
$A7.2b
$A4.7b


Strengthening of $A versus major currencies has impacted growth rate during the period
$A224b


55% of total income
$A/$US exchange rate strengthened from $0.54 at 30 Sep 2002 to $0.88 at 30 Sep 2007
$A384m
$A432m
$A696m
$A1.37b
$A2.03b
$A3.78b
$A2.48b


International staff 39% of total
Over 4,200 staff in international locations
4,726
4,659
5,716
6,556
8,183
10,023
11,068


Chief Financial Officer
Macquarie Group Limited
Result Announcement for Macquarie Bank Limited half year ended 30 Sep 2007


Diversity of operations provided a strong broad-based performance in a wide range of markets
Continued international growth across all Groups
Australian income up 9% on pcp to $2.0b from $1.8b
Strong equity markets globally, very strong in Asia
Very strong growth in all equities-related businesses
Significant activity, volumes and volatility across markets
Strong demand for retail products
...cont.


Strong investment banking deal flow
Good income from asset realisations including Boart Longyear, Macquarie IMM (Korea), slightly down on pcp which included Goodman Group
Assets under management up 14% to $A224b from $A197b (March 2007) and associated base fee growth
Increased capital from capital raising, retained earnings, options exercised
No unusual provisions or write-downs
No problem trading exposures
No material problem credit exposures
Employment market conditions remain extremely competitive
Lower expense/income ratio
























Expense/income ratio down to 70.8% (68.8% excluding restructure costs)
One-off restructure costs have been accrued
Strong headcount growth – up 23% on pcp to 11,066
International headcount growth up 42% on pcp to 4,264


Sep 07 %
Mar 07 %
Sep 06 %
Corporate tax rate
Rate differential on offshore income
Non-deductible options expense
Other
Effective tax rate
Growth of offshore income continues to impact effective tax rate




41% average growth rate


Key driver of capital position is business growth
Basel II
Group restructure
Now complete


Conclusion




Allan Moss – Managing
and Chief Executive
Macquarie Group Limited
Result Announcement for Macquarie Bank Limited half year ended 30 Sep 2007


Over two-thirds of income from Asian time zone, including Australasia, which continues to be very strong
Broad growth across Group supported by:
Good contribution from most operating groups
No unusual provisions or write-downs
Continuing to grow staff
Well positioned for strategic opportunities in current environment


Strong investor demand for Asian equities
Our expertise in asset categories of infrastructure, real estate and Asian equities is benefiting funds management, cash equities, ECM and M&A
Strong investor demand for resources investments
Investing in staff to ensure strong capacity to access opportunities


As previously advised


Staff numbers
1H08


Asia largely unaffected by global credit market disruption
ECM and M&A – Lead manager roles in significant transactions in India, China/Hong Kong, Singapore, Thailand and Philippines
New fund:
New business/alliance:
New asset:
Other fund initiatives:


Other fund initiatives (cont.):
Post balance date:


Staff numbers
1H08
Staff up 22% to 1,145 from 939 (Mar 07)


New funds:
New business/JV:
Other fund initiatives:


Other fund initiatives (cont.):
Post balance date:


Income
Staff numbers
Staff up 38% to 1,231 from 890 (Mar 07)








Australia much less affected by global credit market disruption than US and Europe
High level of transactions across most businesses




Former name
Current name








Macquarie Capital Securities (institutional cash equities) – 9% of MBL profit
Macquarie Capital Products – 4% of MBL profit
Macquarie Capital Finance – 1% of MBL profit


Current operating environment:
M&A and ECM pipelines remain reasonable
Continuing high securities trading volumes in both Australian and Asian markets
Funds
Outlook:
Subject to market conditions, expect full year to be up on pcp


Comments on the first half:
Excellent result – well up on pcp
Strong contributions from all divisions, particularly international equity products
Current operating environment:
Excellent trading conditions in our main trading markets
Continuing demand for structured exposure to equity markets


Outlook:
Current trading conditions are exceptionally good but may not be sustained
Outlook for 2H08 lower than very strong 1H08 partly reflecting seasonality
Expect full year result to be up on pcp


Comments on the first half
Strong result – broadly in line with very strong pcp which included significant oil and gas realisation
Q1 performance slightly stronger than Q2, which was impacted by market reactions to US events
Metals and Energy Capital strong contributor but down on pcp which included significant oil and gas realisation
All other divisions strongly up on pcp
Energy Markets Division satisfactory overall
Income by region


Current operating environment:
Transaction volumes generally strong
Commodity markets volatility continuing at satisfactory levels
Outlook:
Expect 2H08 to be down on 1H08 reflecting expectation of less volatile markets
Good transaction activity levels expected to continue
Offshore growth to continue
Expansion in gas, power and coal
Strong competition for both transactions and staff


Comments on the first half:
Good result but down on pcp which included Goodman Group gain
Income by region


Current operating environment:
US economy slowing but expect global growth to underpin continued demand for investment in real estate, especially in Asia
Improving residential real estate markets on Australian east coast, WA market has peaked, US weaker but some markets have niche opportunities
Asia-Pacific office markets still solid
Strong demand for unlisted REIT products
Outlook:
Expect 2H08 result to be approximately in line with 1H08
Expect full year result to be up on pcp excluding Goodman Group realisation
Continue to review strategic opportunities in existing and emerging markets including asset acquisitions and team hires
Continued very strong wholesale fund raising activity with niche REIT opportunities
Further asset realisations expected during the second half – market conditions could impact timing


Group
Comments on the first half:
Significantly up on pcp
Q2 in line with Q1
Strong revenue growth across all divisions
Total assets under Advice/Administration/Management up 35% to $A82.4b from $A64.6b at March 2007
Macquarie Private Wealth remains No 1 full service retail stockbroker based on market share and trading volumes
Macquarie Adviser Services ranked No 1 in ASSIRT Wealth Insights Service Awards
Launch of Macquarie Pastoral Fund and acquisition of two significant NSW sheep properties
Acquisition of interests in retail foreign exchange provider, outsourced para-planning service and financial planning practice management company


Current operating environment:
Strong inflows into both Cash Management Trust and Wrap
Continuing high broking volumes
Outlook:
Expect 2H08 to be broadly in line with 1H08
Expect full year to be up on pcp
Scale benefits emerging
Maintain organic growth of adviser workforce and look for acquisition opportunities
Expect continued competitive pressure across industry
Increased compliance costs with introduction of Anti-Money Laundering legislation and increased risk staff and system enhancements
Pursuing international growth opportunities
Continue to present appropriate international fund offerings to Australian retail investors through both in-house and third party providers


Comments on the first half:
Very significantly up on pcp due to sale of Macquarie-IMM Investment Management joint venture in Korea
Underlying growth in profit of 20%¹ driven by strong performance fees and growth in base fee revenues, offset by significant systems expenditures
Excellent equities performance, including Australian Small Companies, Australian High Conviction and Asian specialist funds
Current environment/Outlook:
Expect 2H08 to be down on strong 1H08 which included Macquarie-IMM Investment Management realisation
Expect full year result to be well up on prior year
Good new business pipeline in Asia, Australia and Europe
Continued expansion through
small acquisitions
broadening distribution in Asia, UK and the US
Income by region


Comments on the first half:
Down on pcp due to difficult credit market conditions and continued investment in new businesses
Record volumes in margin lending, loan book up 31% to $A6.3b from $4.8b (Mar 07)
Deposit balances up 22% on pcp
Continued lending growth in Australian mortgages with loan book up 7% to $A23.6b from $22.1b (Mar 07)
Launch of credit card business in April 2007
International businesses have very good credit quality but are incurring losses as they are in establishment phase
Credit quality is high across all mortgage books with default rates low by industry standards
No exposure to sub-prime mortgages
Income by region


Current operating environment:
Significant disruption in securitisation markets
Cost of funds has increased due to global re-pricing of credit
Outlook:
Full year result will depend on market conditions


Credit markets
Australia and Asia much less affected than US and Europe
US and European credit markets are still significantly affected
We expect some of the increases in credit spreads to be long-lasting
Equity markets
Major global indices trading near record highs
Financial services industry share prices down
Volumes strong
Investment banking industry transaction flow
Asia strong, Australia satisfactory, US and Europe quieter
Global real estate
Continued strong interest in quality non-residential assets, especially in Asia
Continuing competitive environment for staff


Subject to market conditions:
In the remainder of the current year we expect
Expect 2H08 result to be at least in line with 2H07 result of $A733m, but down on very strong first half because
Too early to make a definitive forecast for the full year, especially due to difficulty in forecasting market conditions
Planning for strategic initiatives
Group-level management and central strategy unit tasked to identify opportunities
Slower risk-weighted asset growth relative to prior years
Continuing to hire quality staff especially in areas where we see special opportunities
Boutique acquisitions


Over the medium term we continue to be well placed due to
Effective prudential controls
Good businesses
Committed quality staff
Diversification
Benefits of major growth strategic initiatives
Significantly increased global reach
Continued strong global investor demand for quality assets
Growth in capital base
Non-operating holding company structure positions the Group for continued growth
Subject to market conditions not deteriorating materially, we expect
Continued growth in revenue and earnings across most businesses over time


Macquarie Group Limited
Result Announcement for Macquarie Bank Limited half year ended 30 Sep 2007
15 Nov 2007 – Presentation to Investors and Analysts


Shareholder approval received 25 October
Final (second) court approval received 29 October
Last day MBL shares traded 2 November
MQG shares commenced trading on ASX on 5 November 2007 on a deferred settlement¹ basis
MBL remains quoted on ASX as a debt listing to support the continued quotation of Macquarie Income Securities
MQG implementation date 13 November
Minimal impact on shareholders


Regulation
Risk management
Existing corporate governance framework will remain largely unchanged
No change to senior management
No change to business strategy


MBL existing ratings maintained
Positive long-term rating outlook for MBL (Moody's)
MGL rated one notch below MBL


Macquarie Group Limited
Result Announcement for Macquarie Bank Limited half year ended 30 Sep 2007
13 Nov 2007 – Presentation to Investors and Analysts




Sale of assets
Valuations


Gearing
Macquarie Capital Funds
Real Estate Funds


Macquarie Group Limited
Result Announcement for Macquarie Bank Limited half year ended 30 Sep 2007
13 Nov 2007 – Presentation to Investors and Analysts











MACQUARIE GROUP
INTERIM UPDATE
HALF YEAR ENDED 30 SEPTEMBER 2004

MACQUARIE

The Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.



Macquarie staff locations at 30 September 2007. Staff in Moscow, Russia and Savannah, USA are seconded to joint ventures.

Macquarie Group Limited restructure

On 13 November 2007, the Macquarie Group was restructured into a non-operating holding company (NOHC) headed structure ("Restructure") following receipt of all requisite approvals. The Restructure aims to address two key objectives simultaneously:

a) position the Macquarie Group to continue to pursue the strategies that have been responsible for its strong growth; and

b) assist the Macquarie Group in meeting its obligations to the Australian Prudential Regulation Authority.

Macquarie Group Limited (ASX: MQG) is now the ultimate parent of the Macquarie Group. Former ordinary shareholders and optionholders of Macquarie Bank Limited (MBL) hold one MQG ordinary share/option for each ordinary share/option they held in MBL before the Restructure. The diagram below illustrates the new group structure.

Macquarie now has a similar structure to many other financial institutions globally, including peers and competitors. The key factors that have led to Macquarie's success are largely unchanged, including the Group's business model, business approach, culture and senior management.

The existing corporate governance framework also remains largely unchanged, with the Board and Executive Committee responsible for the overall governance of the Macquarie Group being the same as those of MBL prior to the Restructure. Further, Macquarie's existing firm-wide risk management framework continues to apply across the entire group.

There is expected to be minimal impact on shareholders given no expected change to dividend policy or franking, no taxable event for most shareholders and optionholders and no return of capital to shareholders.

While the new structure became effective on 13 November 2007, this Interim Update is primarily a summary of the financial and operational performance of Macquarie Bank Limited for the six months ended 30 September 2007. However, for convenience, the rest of this document will refer to the Macquarie Group.


Shareholders
Macquarie Group Limited
Banking Group
Non-banking Group
Bank holding company
Macquarie Bank Limited
Banking entities
Non-bank holding company
Non-banking entities

— Profit after income tax from ordinary activities (attributable to ordinary equity holders) increased 45 per cent on the prior corresponding period to $A1,060 million.

— Operating income increased 38 per cent on the prior corresponding period to $A4,710 million.

— Earnings per share increased 34 per cent on the prior corresponding period to $A4.02 per share.

— The 2007/08 interim dividend increased 16 per cent on the prior corresponding period to $A1.45 per share.

— Annualised return on average ordinary shareholders' funds was 30 per cent.

— Total assets under management increased 14 per cent since March 2007 to $A224 billion.

The Macquarie Group (the Group, Macquarie) delivered a record result for the half year to 30 September 2007. Consolidated after-tax profit attributable to ordinary equity holders increased to $A1,060 million, up 45 per cent on the prior corresponding period.

Dividend

Macquarie Group Limited has declared an interim ordinary dividend for the half year to 30 September 2007 of $A1.45 per share, up 16 per cent from the $A1.25 per share interim ordinary dividend paid by MBL in the prior corresponding period. The interim dividend will be fully franked.

As explained to shareholders in the Explanatory Memorandum for the proposal to restructure the Macquarie Group, the 2007/08 interim dividend payment date has been delayed from December 2007 to 30 January 2008. The decision to delay the dividend has been made to assist shareholders to meet the requirements of Australian tax law which requires shareholders to hold their MQG shares "at risk" for at least 45 days in a qualifying period to receive the applicable franking credits.

Shareholders were advised there would be no change to dividend policy or franking as a result of the Restructure. Consistent with Macquarie's announced dividend policy, the full-year payout ratio is expected to be in the range of 50 to 60 per cent of net earnings attributable to ordinary shareholders. Dividends are expected to be fully franked for at least two years and thereafter at least 80 per cent franked, subject to future composition of income.

Cash dividends per share
A cents



Special
Final
Interim
330
300
270
240
210
180
150
120
90
60
30
0
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
HY2008

Result overview

The Macquarie Group experienced very strong broad-based growth in the half year to 30 September 2007, producing a record half-year result, supported by previous business investment, very good market conditions and asset realisations.

To support continued strong growth and to fund international expansion opportunities, Macquarie raised approximately $A830 million earlier this year through a private institutional share placement and a share purchase plan aimed at retail investors.

During the period, equity markets in the key regions of operation were particularly strong, especially in Asia. Institutional and retail stockbroking revenues were well up. There were also strong volumes in commodity markets which drove good customer flows. While global credit markets suffered significant disruption during the September quarter, which affected the mortgages businesses and reduced volumes in debt markets, Macquarie had no unusual trading exposures, provisions or write downs as our main business focus is providing services to clients rather than principal trading. Macquarie remains well funded and conservatively capitalised.

Deal flow in the Mergers and Acquisitions (M&A) and Equity Capital Markets (ECM) businesses was strong with a good increase in Asian activity. There were a number of asset realisations during the period, including investments in Boart Longyear and Korean fund manager Macquarie-IMM Investment Management.

There was strong growth in major retail products, particularly Macquarie Wrap Solutions and Macquarie Cash Management Trust, and also good demand for other retail products, such as MQ specialist funds, Fusion Funds and reFleXion.

International expansion continued across all operating groups, with international income, excluding earnings on capital, contributing $A2,457 million, an increase of 70 per cent on the prior corresponding period in spite of the stronger Australian dollar. International staff numbers grew by 22 per cent from March 2007 to over 4,200, representing nearly 40 per cent of total staff.

Reported net profit after tax attributable to ordinary equity holders
$A million
30 September □ 31 March ■


1600
1400
1200
1000
800
600
400
200
0
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
HY 2008

Net profit attributable to shareholders for the six months to 30 September 2007 increased 45 per cent on the prior corresponding period.

Total operating income
$A billion


8
7
6
5
4
3
2
1
0
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
HY 2008

The global specialist funds strategy continued to be well supported by investors with strong demand for unlisted funds. $A13.8 billion was raised from investors during the period; 79 per cent from international investors and 79 per cent for unlisted funds or syndicates. Total assets under management grew 14 per cent to $A224 billion from $A197 billion at 31 March 2007.

Earnings per share increased by 34 per cent on the prior corresponding period to $A4.02 for the half year ended 30 September 2007. The annualised return on average ordinary equity holders' funds was 30.2 per cent.

Macquarie's expense/income ratio fell to 70.8 per cent from 72.5 per cent in the prior corresponding period. The effective tax rate was slightly higher than the prior corresponding period.

Return on average ordinary equity holders' funds
(% pa)



35
30
25
20
15
10
5
0
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
HY 2008

Basic earning per share (EPS) performance
A cents



700
600
500
400
300
200
100
0
FY 1998
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007
HY 2008

Consolidated Group profit

	Half year to 30 Sep 2007 $A million	Half year to 30 Sep 2006 $A million	Change %
Total operating income	**4,710**	3,425	38
Total operating expenses	**(3,337)**	(2,482)	34
Profit from ordinary activities before income tax	**1,373**	943	46
Income tax expense	**(273)**	(169)	62
Profit from ordinary activities after income tax	**1,100**	774	42
Minority interest	**(24)**	(29)	(17)
Distributions paid or provided on Macquarie Income Securities	**(16)**	(15)	7
Profit after income tax attributable to ordinary equity holders	**1,060**	730	45

	A Cents	A Cents	Change (%)
Basic earnings per share	**401.8**	300.9	34
Diluted earnings per share	**387.5**	289.5	34

Summarised statement of financial position and capital adequacy

	30 Sep 2007 $A million	31 Mar 2007 $A million	30 Sep 2006 $A million
Total assets	**152,458**	136,389	112,637
Total liabilities	**143,043**	128,870	105,836
Total equity	**9,415**	7,519	6,801
Tier 1 capital	**7,479**	5,896	4,872
Total capital	**7,624**	6,122	5,840
Risk weighted assets	**42,599**	39,386	36,836
Tier 1 ratio (%)	**17.6**	15.0	13.2
Capital adequacy ratio (%)	**17.9**	15.5	15.9

Capital management

Macquarie's capital management policy is to be conservatively capitalised to support business initiatives, while maintaining counterparty and client confidence. The capital raising in May this year, referred to earlier, has provided capacity to support continued growth.

The Tier 1 Capital ratio of 17.6 per cent at 30 September 2007 maintains a buffer in excess of the Group's minimum acceptable ratios.

Outlook

In the remainder of the year, Macquarie expects continued satisfactory transaction levels across the business, subject to market conditions. Most trading businesses are expected to benefit from geographic and product expansion. The Group also anticipates continued substantial equity raisings for the specialist funds, particularly for unlisted international funds and syndicates.

It is too early to provide a definitive forecast for the full year given the difficulty of forecasting market conditions. However, we expect the second-half result to be at least equivalent to the prior corresponding period of $A733 million.

The second-half result is expected to be lower than the first because equity market conditions may not be as favourable, the impact of asset realisations is expected to be lower, and there are seasonal factors in some businesses.

Macquarie is planning for strategic initiatives, with Group-level management and a central strategy unit tasked to identify opportunities. The Group is continuing to hire quality staff, including boutique opportunities. The growth of risk-weighted assets will be slower relative to previous years.

Macquarie expects to benefit from the continued strong demand from investors and clients in proven areas of expertise, such as infrastructure, real estate, resources and equities.

Over the medium term, Macquarie is well placed due to good businesses, diversification, committed quality staff and effective prudential controls. The restructure to a non-operating holding company also positions the Group for continued growth. Subject to market conditions not deteriorating materially, it is expected Macquarie will experience continued growth in revenue and earnings across most businesses over time, as well as continued international growth.

Relative contribution to profit*

	1H 2008 %	2H 2007 %	1H 2007 %
Macquarie Capital Advisory (including Macquarie Capital Funds) (formerly Corporate Finance and Investment Banking Funds)	**46**	44	38
Macquarie Capital Securities (formerly Macquarie Securities)	**9**	9	8
Macquarie Capital Products (formerly Financial Products)	**4**	3	5
Macquarie Capital Finance (formerly Macquarie Capital)	**1**	2	3
Total Macquarie Capital (formerly Investment Banking)	**60**	58	54
Equity Markets	**15**	9	9
Treasury and Commodities	**10**	14	15
Funds Management	**5**	1	1
Real Estate	**4**	11	16
Financial Services	**4**	3	3
Banking and Securitisation	**2**	4	2
Total	**100**	100	100

* Profit contribution of operating groups is a measure used for management purposes to determine the contribution each operating group makes to Macquarie's overall result. Profit contribution is the operating income of an operating group, less the operating expenses attributed to that operating group. Earnings on capital, certain corporate income and expense items, and staff profit share are not recharged to the operating groups. Profit contribution is before income tax and includes certain internal management charges. For the purposes of determining the relative percentage contribution each operating group makes to Macquarie's overall result, the profit contribution of Macquarie's seven operating groups is totalled, and each group's profit contribution is divided by the total.

Macquarie Capital (formerly Investment Banking Group)
Macquarie Capital continued to be the largest contributor to the Group's overall result, with a contribution which was 55 per cent up on the prior corresponding period.

The contribution from **Macquarie Capital Advisers** (formerly Corporate Finance) was significantly up on the prior corresponding period due to strong deal flow and a number of asset sales.

Significant advisory roles during the period included:

- Adviser, global equity co-ordinator and joint lead manager on the $A2.35 billion Initial Public Offering (IPO) of Boart Longyear, the largest Australian IPO since 1998
- Adviser to Leighton Holdings on the $A888 million ($US726 million) acquisition of a stake in one of the leading constructors in the Gulf region, Al Habtoor E&C in Dubai (including arrangement of acquisition finance)
- Adviser to MMI Holdings, Singapore, on its $A856 million ($S1.1 billion) acquisition by Kohlberg Kravis Roberts
- Adviser to Amtek Engineering on its $A405 million ($S535 million) acquisition by CVC and Standard Chartered Private Equity
- Joint Bookrunner and Joint Placing Agent for Beijing Enterprises on its $A553 million ($HK3.71 billion) accelerated bookbuild offering and top-up placement
- Adviser to Korea Multiplex Investment Corporation (a Macquarie-led consortium) on the acquisition of Megabox Inc, Korea's third largest cinema chain for $A359 million (KRW270 billion)
- Adviser to Sydney Roads Group in relation to Transurban Group's $A1.3 billion off-market takeover offer
- Adviser to Macquarie UK Broadcast Holdings Limited, the parent company of Arqiva (majority-owned by Macquarie-managed funds), which acquired National Grid Wireless for $A6.1 billion (£2.5 billion).

Macquarie Capital Funds (formerly Investment Banking Funds) continued its global specialist fund strategy with $A5.7 billion of new capital raisings by the managed funds and consortia in the six months to 30 September 2007.[1] Capital raisings included raisings undertaken by Macquarie Communications Infrastructure Group, Macquarie Infrastructure Company, Macquarie Power and Infrastructure Income Fund and DUET Group. As at 30 September 2007, total equity under management was $A56.2 billion.[2]

Assets under management increased 17 per cent to $A128 billion[3] from $A109 billion at 31 March 2007 with the portfolio expanded to include:

- In the United Kingdom, the primary provider of secure digital radio communications and a provider of broadcast transmission services and wireless site leasing, that is also an owner and operator of digital terrestrial television spectrum; and
- In North America, additional portfolios of airports services businesses, an owner and operator of towers and sites for wireless communications services and a portfolio of hydro, biomass and wind power infrastructure investments.

Macquarie Capital Securities (formerly Macquarie Securities), the institutional cash equities business, recorded an excellent result in good market conditions. Australian secondary market and ECM revenues were up on the prior corresponding period. The Asian business performed strongly and was significantly ahead of the prior corresponding period.

[1] Includes $A1 billion of Exchangeable Bonds issued by Macquarie Communications Infrastructure Group
[2] Includes $A0.7 billion of equity invested by Macquarie in assets managed by Macquarie Capital Funds
[3] As at 30 September 2007. Calculated as proportionate enterprise value (proportionate net debt and equity value) as at 30 June 2007 or at cost if acquired subsequent to 30 June 2007. Includes $A1.8 billion of assets held directly by Macquarie and managed by Macquarie Capital Funds.

The result from **Macquarie Capital Products** (formerly Financial Products) was up on the prior corresponding period, increasing retail product diversification in Australia with record funds raised by the Fusion Funds and reFleXion products in June 2007. The business closed a new German closed-end fund and acquired the aircraft leasing assets of GATX in the United States. New active infrastructure equities funds were established in Asia and Europe. The joint ventures with MD Sass and OneWorld Investments were further developed, seeding three new asset managers. Total assets under management grew 30 per cent to $A11.6 billion from $A8.8 billion at 31 March 2007 (includes assets managed by associates).

The result from **Macquarie Capital Finance** (formerly Macquarie Capital) was up on the prior corresponding period, with a strong contribution from most businesses. Asset-based leasing and lending volumes reached $A5.7 billion at 30 September 2007. Macquarie Leasing, Macquarie Capital Finance's equipment and motor vehicle finance lessor, started a securitisation program and raised a total of $A2.7 billion during the period. The first issue, Smart Series 2007-1, was the largest auto and equipment-backed securitisation launched in the Australian market to date ($A1.7 billion).

During the period, an agreement was signed to acquire Orion Securities Inc, a Canadian independent broker/dealer focusing on the resources sector. This will add 130 new staff and provide enhanced resources industry expertise and a securities trading platform in the Canadian market.

The pipeline of deals in the M&A and ECM businesses remains reasonable. There are continuing high volumes in the broking business. Macquarie Capital expects its full-year result to be up on the prior year, subject to market conditions.

Equity Markets Group (EMG)

Equity Markets Group's contribution was 130 per cent up on the prior corresponding period.

The Australian businesses performed well with large inflows into the MQ specialist funds and strong transaction volumes for the equity products business. Funds under management in the MQ funds increased 55 per cent to over $A2.1 billion.

Internationally, equity product revenues were very strong, with the business profiting from the increasing volatility and sustained liquidity in global equity markets. The global securities borrowing and lending business also performed very well, particularly in European markets.

The Alternative Strategies Division, a joint venture formed with Macquarie Capital Securities in April 2007 to service hedge funds, recorded strong performance during its first six months of operation. Credit exposures in this business are predominantly margined with most exposures short-term and secured.

EMG continues to diversify its business and product offering, providing greater resilience to changing market conditions. However, EMG's second-half contribution will be affected if market volumes and volatility in key equity markets are not sustained. Seasonal first-half revenues are also unlikely to be maintained in the second half. EMG expects its full-year result to be up on the prior year.

Treasury and Commodities Group (TCG)
Treasury and Commodities Group's contribution was broadly in line with the strong prior corresponding period which included a significant US oil and gas realisation.

Metals and Energy Capital was again a strong contributor though its contribution was down on the prior corresponding period, which included the aforementioned realisation. There were solid performances by the precious metals trading and metals financing businesses.

The contribution from **Agricultural Commodities and Investor Products** increased significantly, with good performances in over-the-counter (OTC) products and investor products. The contribution from Energy Markets was satisfactory overall with particularly good contributions from Energy OTC products and Macquarie Cook Energy, the US physical gas trading business.

Foreign Exchange was up on the strong prior corresponding period, as market volatility and customer activity increased. Similar factors led to a strong increase in the contribution from **Futures**.

The result from **Debt Markets** was significantly up due to the performances of the interest-rate businesses despite disruption in global credit markets during the second quarter.

Treasury's result was also up on the prior corresponding period, reflecting successful management of the Group's funding requirements.

TCG's first-half result was influenced by the strong volatility and market reaction to recent events in the United States financial markets. It expects continued volatility in financial and commodity markets and the deal pipeline and transaction volumes remain good. It continues to face strong competition on a transaction level across the business.

TCG expects its full-year result to be slightly down on its strong prior year result but this will be dependent on market conditions. It expects to maintain strong transaction activity across its businesses and will continue to expand its international operations, especially the gas, power and coal businesses.

Funds Management Group (FMG)
The Funds Management Group's contribution was very significantly up on the prior corresponding period due to the sale of its interest in Macquarie-IMM Investment Management (MIMM) in Korea.

Excluding the asset sale, FMG's contribution was 20 per cent up on the prior corresponding period. This was the result of the underlying contribution (excluding the asset sale) rising by 59 per cent on the prior corresponding period, offset by significant systems expenditures. The increase in contribution was driven by performance fees and strong growth in base-fee revenues across most asset classes, notably in equities and listed property. Total assets under management increased 2 per cent to $A64.4 billion from $A63.4 billion at 31 March 2007, despite the Korean joint-venture asset sale.

FMG's equities funds continued to enjoy strong performance, especially the Australian Small Companies, Australian High Conviction and Asian specialist funds. Despite the turbulent market conditions experienced in the September quarter, all equity funds finished the quarter strongly.

FMG successfully commenced distributing retail funds in Taiwan during the period and was appointed investment advisor to funds offered by three of Taiwan's leading investment trust firms. The Alternative Investments Division established a presence in London, joining the fixed income team which moved there earlier in the year.

FMG will continue to pursue expansion opportunities, including through smaller acquisitions which expand the range of investment capabilities. Further mandates and fund raisings are anticipated from Asia, Australia and Europe in the next half year. It is continuing to expand its distribution opportunities, including in Europe, the United States and Japan. FMG expects its full-year result to be well up on the prior year.

Real Estate Group (REG)

Real Estate Group's contribution was 64 per cent lower than the strong prior corresponding period which included the Goodman Group holding realisation.

During the period, assets under management, including associates, increased 10 per cent to $A23.5 billion from $A21.4 billion at March 2007.[4]

During the half, Macquarie Office Trust acquired three office buildings in Tokyo; Macquarie CountryWide Trust purchased five properties in Poland and two in Germany; and Macquarie DDR Trust acquired three properties in Florida, United States. Macquarie Leisure Trust acquired the Goodlife Health Club chain in Australia. Macquarie MEAG Prime REIT made an acquisition in China and seven in Japan.

In June 2007, Macquarie ProLogis Trust (MPR) unit holders approved the acquisition by ProLogis of MPR for $A1.43 per unit, providing investors with a total return since the listing of MPR in June 2002 of 15.3 per cent per annum.

Macquarie Direct Property Fund's merger with the Macquarie Direct Property No. 11 – East Coast Portfolio created a $A900 million open-ended fund.

REG successfully disposed of a portfolio of 25 residential and office properties across Japan and Korea. Macquarie entered into a co-investment and asset management agreement with Korea National Pension Service (NPS), which committed equity of $A650 million. As a result, the Macquarie NPS REIT was established, which acquired two commercial buildings in Seoul for $A280 million.

Macquarie Global Property Advisors, in which Macquarie has a 49 per cent interest, executed several key transactions in the Asian and European markets.

Macquarie Goodman Asia, in which Macquarie has a 50 per cent interest, made a strategic acquisition of 50.1 per cent of J-REP, a listed Japanese logistics development and funds management entity.

Real Estate Structured Finance is continuing to partner with clients in development projects in Australia, the United Kingdom and the United States, in sectors and locations where it identifies strategic opportunities.

REG expects its full-year result to be up on the prior year (excluding the Goodman Group realisation).

[4] Excluding MPR ($A2.2 billion) from both the opening and closing asset under management balances.

Financial Services Group (FSG)
Financial Services Group's contribution was 50 per cent up on the prior corresponding period with strong revenue growth across all divisions.

Total assets under advice/administration/management grew 35 per cent to $A92.4 billion from $A68.6 billion at 31 March 2007. The major contributors to this growth included:

- Wrap funds under administration increased 16 per cent to $A26.9 billion from $A23.2 billion
- Cash Management Trust increased 28 per cent to $A18.1 billion from $A14.1 billion.

Macquarie Adviser Services was again ranked number one in the Wealth Insights/*ASSIRT Service Level Survey*.

Financial planning software business Coin (100 per cent owned by Macquarie) acquired 50 per cent of para-planning outsourcing business Outplan and 50 per cent of practice-management company Olicc. The Division also launched the Macquarie Pastoral Fund, which aims to create a portfolio of land and livestock enterprises.

Macquarie Private Wealth's full service stockbroking business consolidated its position as Australia's leading full-service retail broker, based on market share and trading volumes. The Division acquired 51 per cent of online foreign exchange company OzForex.

While FSG expects competitive market pressures to continue, its increasing focus on establishing and acquiring new businesses, both in Australia and internationally, positions it well for continued growth. FSG expects its full-year result to be up on the prior year.

Banking and Securitisation Group (BSG)
Banking and Securitisation Group's contribution was 10 per cent lower than the prior corresponding period due to difficult credit market conditions and continued investment in new businesses. This investment included the launch of credit cards in Australia in April 2007 and continued investment in the Canadian mortgages business which was acquired in July 2006.

The contribution from **Banking** was up on the prior corresponding period due to record volumes in investment lending and strong growth in deposits (up 22 per cent on the prior corresponding period), industry-based loans and the property-backed lending product, Macquarie One. The investment lending portfolio grew 31 per cent to $A6.3 billion from $A4.8 billion at 31 March 2007.

The Australian mortgages portfolio grew 7 per cent to $A23.6 billion from $A22.1 billion at 31 March 2007. International businesses have very good credit quality and are progressing well but are incurring losses as they are in the establishment phase.

Credit quality in BSG's mortgage portfolio is high across all countries and there is no exposure to sub-prime loans. Default rates continue to be low by industry standards.

BSG anticipates more subdued activity in the mortgage and investment lending businesses during the remainder of the year, primarily due to the increased pricing of products in response to global credit market conditions. It expects strong growth in deposits through new products and cross-sales to existing clients.

BSG's full-year result will be dependent on market conditions.

Long-term performance

Macquarie has continued to deliver strong earnings growth over the long term. This strong earnings growth has translated into total shareholder returns of approximately 1,890 per cent for the period since the listing of MBL's shares in July 1996 to 30 September 2007, as seen in the graph below.

This return compares with the average total shareholder return of companies which comprised the ASX Top 50 at the time of the listing of 302 per cent over the same period. Macquarie delivered a total shareholder return over this period better than all of those companies.

Total shareholder return measures the change in share value over a specified period, assuming that all dividends are reinvested and accounting for all corporate actions.

Macquarie total shareholder return versus the All Ordinaries Accumulation Index



Index
Macquarie Bank total shareholder return
All Ordinaries Accumulation Index
2400
2000
1600
1200
800
400
0
Sep 1996
Mar 1997
Sep 1997
Mar 1998
Sep 1998
Mar 1999
Sep 1999
Mar 2000
Sep 2000
Mar 2001
Sep 2001
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2004
Sep 2004
Mar 2005
Sep 2005
Mar 2006
Sep 2006
Mar 2007
Sep 2007

Certain Macquarie Group companies are rated by Fitch Ratings, Moody's Investors Service and Standard & Poor's Ratings Services. As at 30 September 2007, those ratings were as follows:

	Pre Restructure S&P/Moody's/Fitch		Post Restructure S&P/Moody's/Fitch	
Entities	**Short-term ratings**	**Long-term ratings**	**Short-term ratings**	**Long-term ratings**
Macquarie Group Limited	n.a	n.a	A-2/P-1/F-1	A-/A2/ A
Macquarie Bank Limited	A-1/P-1/F-1	A/A1/A+	A-1/P-1/F-1	A/A1*/ A+
Macquarie International Finance Limited	A-1/P-1/F-1	A-/A2/A	A-2/P-1/F-1	A-/A2/A
Macquarie Financial Holdings Limited	n.a	n.a	A-2/P-1/F-1	A-/A2/A

* Positive rating outlook (Moody's)

Designed by Frost Design, Sydney Print management by Octopus Solutions

This report has been printed on Media Print Silk, an EMAS (Eco-Management and Audit System) accredited paper stock, which is totally chlorine free. EMAS is the European Union's regulated environment system.

eTree

Macquarie is proud to be a Foundation Member of eTree. eTree is a Computershare Limited initiative with Landcare Australia which provides an environmental incentive to shareholders of Australian companies to elect to receive shareholder communications electronically. For every shareholder who registers an email address Macquarie will donate $2 to Landcare Australia to support reforestation projects in the state or territory where the registered shareholder resides.

Macquarie shareholders can register to receive their shareholder communications, such as the Annual Review, electronically, by visiting www.etree.com.au/macquarie and registering their email address.





MACQUARIE GROUP
MANAGEMENT DISCUSSION AND ANALYSIS
HALF YEAR ENDED 30 SEPTEMBER 2007

MACQUARIE



MACQUARIE GROUP LIMITED ACN 122 169 279

The Holey Dollar

In 1813 Governor Lachlan Macquarie overcame an acute currency shortage by purchasing Spanish silver dollars (then worth five shillings), punching the centres out and creating two new coins – the 'Holey Dollar' (valued at five shillings) and the 'Dump' (valued at one shilling and three pence).

This single move not only doubled the number of coins in circulation but increased their worth by 25 per cent and prevented the coins leaving the colony. Governor Macquarie's creation of the Holey Dollar was an inspired solution to a difficult problem and for this reason it was chosen as the symbol for the Macquarie Group.



■ Macquarie staff locations at 30 September 2007. Staff in Moscow, Russia and Savannah, USA are seconded to joint ventures.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial period.

All amounts in this report are in Australian dollars, unless otherwise stated. Movements over 300% are denoted as 'large' in the tables in this report.

References to the prior corresponding period are referring to the six months ended 30 September 2006. References to the prior period are referring to the six months ended 31 March 2007.

Periods prior to the 2005 financial year are reported under previous AGAAP, unless otherwise stated.

On 1 April 2007, Banking and Property Group was split into two groups: Real Estate Group and Banking and Securitisation Group. All comparative information in this report have been restated to reflect the new groups.

On 13 November 2007, the Macquarie Group was restructured into a non-operating holding company (NOHC) headed structure containing separate banking and non-banking groups. The NOHC, Macquarie Group Limited, is listed on the Australian Stock Exchange. Investment Banking Group forms part of the non-banking group and has been renamed Macquarie Capital. The name change is to comply with APRA's banking regulations that only permit authorised deposit-taking institutions to use the word 'banking' in a business name. In line with this change, each division within Investment Banking Group has been renamed as follows:

Former name	**Current name**
Corporate Finance	Macquarie Capital Advisers
Investment Banking Funds (within Corporate Finance)	Macquarie Capital Funds (within Macquarie Capital Advisers)
Macquarie Securities	Macquarie Capital Securities
Financial Products	Macquarie Capital Products
Macquarie Capital	Macquarie Capital Finance

The new names have been used in this report.

Extractions from the Financial Report

The financial information within the income statement in section 1.1 and balance sheet in section 4.1 have been extracted from the Macquarie Bank Limited Financial Report for the half-year ended 30 September 2007, which has been reviewed by PricewaterhouseCoopers. Their Independent Auditor's Review Report dated 12 November 2007 was unqualified.

1.1 Result Overview
Income statement

	Half-year to			Movement	
	Sep 07 $m	Mar 07 $m	Sep 06 $m	*Mar 07 %*	*Sep 06 %*
Net interest income	**523**	394	334	*33*	*57*
Fee and commission income	**2,478**	1,864	1,676	*33*	*48*
Net trading income	**843**	591	456	*43*	*85*
Asset and equity investment income	**783**	852	903	*(8)*	*(13)*
Other income	**83**	55	56	*51*	*48*
Total operating income	**4,710**	3,756	3,425	*25*	*38*
Employment expenses	**(2,420)**	(1,931)	(1,802)	*25*	*34*
Brokerage and commission expenses	**(313)**	(194)	(227)	*61*	*38*
Other expenses	**(604)**	(646)	(453)	*(7)*	*33*
Total operating expenses	**(3,337)**	(2,771)	(2,482)	*20*	*34*
Profit before income tax	**1,373**	985	943	*39*	*46*
Income tax expense	**(273)**	(208)	(169)	*31*	*62*
Profit after income tax	**1,100**	777	774	*42*	*42*
Minority interest	**(24)**	(28)	(29)	*(14)*	*(17)*
Profit after income tax attributable to equity holders	**1,076**	749	745	*44*	*44*
Distributions paid or provided on Macquarie Income Securities	**(16)**	(16)	(15)	*–*	*7*
Profit after income tax attributable to ordinary equity holders	**1,060**	733	730	*45*	*45*

Earnings per share

	Cents per share				
Basic earnings per share	**401.8**	290.8	300.9	*38*	*34*
Diluted earnings per share	**387.5**	279.2	289.5	*39*	*34*

	%	%	%
Expense to income ratio (refer Glossary)	**70.8**	73.8	72.5
Effective tax rate (refer Glossary)	**20.5**	22.1	18.8
Return on equity (refer Glossary)	**30.2**	25.8	30.9

Profit after income tax attributable to ordinary equity holders
$ million half-year
Goodman Group gains ■


1200
1000
800
600
400
200
0
2H2005
1H2006
2H2006
1H2007
2H2007
1H2008

Macquarie's consolidated net profit after income tax attributable to its ordinary equity holders for the six months to 30 September 2007 was $1,060 million, a 45% increase on the prior corresponding period. Basic earnings per share were up 34% to 401.8 cents.

Equity markets globally were strong, particularly in Asia, resulting in strong income growth for Macquarie's equity related businesses. Commodity market volatility was high, resulting in good customer flows. Assets under management were up 14% on March 2007 to $224.1 billion at 30 September 2007. These were all key drivers of the half-year result.

Return on equity for the six months to 30 September 2007 was 30.2%, broadly in line with the prior corresponding period. In May 2007, Macquarie successfully raised $750 million in the domestic and international capital markets, and in June 2007 raised a further $79 million from a share purchase plan for retail investors.

Operating income
Total operating income for the half-year to 30 September 2007 was $4,710 million, a 38% increase on the prior corresponding period. Good corporate finance deal flow combined with favourable equity and commodity market conditions drove the overall growth in operating income. The half-year also saw record broking volumes and strong demand for retail products. Macquarie benefited from some significant asset realisations during the period including the disposal of its investment in Macquarie-IMM Investment Management Co. Limited (Macquarie-IMM). The increase in assets under management contributed to growth in base fees. Some performance fees were also recognised during the period.

Macquarie's offshore growth has continued across all groups with income from international sources up 70% on the prior corresponding period to $2,457 million. International income amounted to 55% of Macquarie's total operating income for the six months to 30 September 2007, up from 44% in the prior corresponding period.

Operating expenses
Operating expenses were up 34% on the prior corresponding period to $3,337 million. Employment costs, the largest contributor to operating expenses, were up 34% on the prior corresponding period to $2,420 million. The increase in employment costs was mainly driven by headcount growth. Headcount increased by 23% on the prior corresponding period to over 11,000. Also contributing to the increase was higher performance-related profit share expense that resulted from Macquarie's stronger profit for the half-year.

The expense to income ratio for the half-year to September 2007 was 70.8%, down from 72.5% in the prior corresponding period.

The effective tax rate at 30 September 2007 was 20.5%.

1.2 Profit Contribution of Operating Groups

	Half-year to		
	Sep 07 %	Mar 07 %	Sep 06 %
Equity Markets	**15**	9	9
Treasury and Commodities	**10**	14	15
Funds Management	**5**	1	1
Real Estate	**4**	11	16
Financial Services	**4**	3	3
Banking and Securitisation	**2**	4	2
Total excluding Macquarie Capital	**40**	42	46
Macquarie Capital			
Macquarie Capital Advisers (including Macquarie Capital Funds)	**46**	44	38
Macquarie Capital Securities	**9**	9	8
Macquarie Capital Products	**4**	3	5
Macquarie Capital Finance	**1**	2	3
Total Macquarie Capital	**60**	58	54
Total	**100**	100	100

Profit contribution of operating groups is a measure used for management purposes to determine the contribution each operating group makes to Macquarie's overall result. Profit contribution is the operating income of an operating group, less the operating expenses attributed to that operating group. Earnings on capital, certain corporate income and expense items, and staff profit share are not recharged to the operating groups.

Profit contribution is before income tax and includes certain internal management charges.

For the purposes of determining the relative percentage contribution each operating group makes to Macquarie's overall result, the profit contribution of Macquarie's seven operating groups is totalled, and each group's profit contribution is divided by the total.

Profit contribution of operating groups
as at 30 September 2007
Banking and Securitisation ◻ Financial Services ◻
Real Estate ◻ Funds Management ◻
Treasury and Commodities ■ Equity Markets ■
Macquarie Capital Finance ■ Macquarie Capital Products ◻ Macquarie Capital Securities ◻
Macquarie Capital Advisers ◻



2%
4%
4%
5%
10%
15%
1%
4%
9%
46%

Macquarie Capital (formerly Investment Banking Group)

Macquarie Capital continued to be the largest contributor to the Group's overall result, with a contribution which was 55% up on the prior corresponding period.

The contribution from Macquarie Capital Advisers (formerly Corporate Finance) was significantly up on the prior corresponding period due to strong deal flow and a number of asset sales.

Significant advisory roles during the period included:

- Adviser, global equity co-ordinator and joint lead manager on the $2.35 billion Initial Public Offering (IPO) of Boart Longyear, the largest Australian IPO since 1998
- Adviser to Leighton Holdings on the $888 million ($US726 million) acquisition of a stake in one of the leading constructors in the Gulf region, Al Habtoor E&C in Dubai (including arrangement of acquisition finance)
- Adviser to MMI Holdings, Singapore, on its $856 million ($S1.1 billion) acquisition by Kohlberg Kravis Roberts
- Adviser to Amtek Engineering on its $405 million ($S535 million) acquisition by CVC and Standard Chartered Private Equity
- Joint Bookrunner and Joint Placing Agent for Beijing Enterprises on its $553 million ($HK3.71 billion) accelerated bookbuild offering and top-up placement
- Adviser to Korea Multiplex Investment Corporation (a Macquarie-led consortium) on the acquisition of Megabox Inc, Korea's third largest cinema chain for $359 million (KRW270 billion)
- Adviser to Sydney Roads Group in relation to Transurban Group's $1.3 billion off-market takeover offer
- Adviser to Macquarie UK Broadcast Holdings Limited, the parent company of Arqiva (majority-owned by Macquarie-managed funds), which acquired National Grid Wireless for $6.1 billion (£2.5 billion).

Macquarie Capital Funds (formerly Investment Banking Funds) continued its global specialist fund strategy with $5.7 billion of new capital raisings by the managed funds and consortia in the six months to 30 September 2007.[1] Capital raisings included raisings undertaken by Macquarie Communications Infrastructure Group, Macquarie Infrastructure Company, Macquarie Power and Infrastructure Income Fund and DUET Group. As at 30 September 2007, total equity under management was $56.2 billion.[2]

Assets under management increased 17% to $128 billion[3] from $109 billion at 31 March 2007 with the portfolio expanded to include:

- In the UK, the primary provider of secure digital radio communications and a provider of broadcast transmission services and wireless site leasing, that is also an owner and operator of digital terrestrial television spectrum; and
- In North America, additional portfolios of airports services businesses, an owner and operator of towers and sites for wireless communications services and a portfolio of hydro, biomass and wind power infrastructure investments.

Macquarie Capital Securities (formerly Macquarie Securities), the institutional cash equities business, recorded an excellent result in good market conditions. Australian secondary market and ECM revenues were up on the prior corresponding period. The Asian business performed strongly and was significantly ahead of the prior corresponding period.

[1] Includes $1 billion of Exchangeable Bonds issued by Macquarie Communications Infrastructure Group

[2] Includes $0.7 billion of equity invested by Macquarie in assets managed by Macquarie Capital Funds

[3] As at 30 September 2007. Calculated as proportionate enterprise value (proportionate net debt and equity value) as at 30 June 2007 or at cost if acquired subsequent to 30 June 2007. Includes $1.8 billion of assets held directly by Macquarie and managed by Macquarie Capital Funds.

The result from Macquarie Capital Products (formerly Financial Products) was up on the prior corresponding period, increasing retail product diversification in Australia with record funds raised by the Fusion Funds and reFleXion products in June 2007. The business closed a new German closed-end fund and acquired the aircraft leasing assets of GATX in the US. New active infrastructure equities funds were established in Asia and Europe. The joint ventures with MD Sass and OneWorld Investments were further developed, seeding three new asset managers. Total assets under management grew 30% to $11.6 billion from $8.8 billion at 31 March 2007 (includes assets managed by associates).

The result from Macquarie Capital Finance (formerly Macquarie Capital) was up on the prior corresponding period, with a strong contribution from most businesses. Asset-based leasing and lending volumes reached $5.7 billion at 30 September 2007. Macquarie Leasing, Macquarie Capital Finance's equipment and motor vehicle finance lessor, started a securitisation program and raised a total of $2.7 billion during the period. The first issue, Smart Series 2007-1, was the largest auto and equipment-backed securitisation launched in the Australian market to date ($1.7 billion).

During the period, an agreement was signed to acquire Orion Securities Inc, a Canadian independent broker/dealer focusing on the resources sector. This will add 130 new staff and provide enhanced resources industry expertise and a securities trading platform in the Canadian market.

Equity Markets Group (EMG)

Equity Markets Group's contribution was 130% up on the prior corresponding period.

The Australian businesses performed well with large inflows into the MQ specialist funds and strong transaction volumes for the equity products business. Funds under management in the MQ funds increased 55% to over $2.1 billion.

Internationally, equity product revenues were very strong, with the business profiting from the increasing volatility and sustained liquidity in global equity markets. The global securities borrowing and lending business also performed very well, particularly in European markets.

The Alternative Strategies division, a joint venture formed with Macquarie Capital Securities in April 2007 to service hedge funds, recorded strong performance during its first six months of operation. Credit exposures in this business are predominantly margined with most exposures short-term and secured.

Treasury and Commodities Group (T&C)

Treasury and Commodities Group's contribution was broadly in line with the strong prior corresponding period which included a significant US oil and gas realisation.

Metals and Energy Capital was again a strong contributor though its contribution was down on the prior corresponding period, which included the aforementioned realisation. There were solid performances by the precious metals trading and metals financing businesses.

The contribution from Agricultural Commodities and Investor Products increased significantly, with good performances in over-the-counter (OTC) products and investor products. The contribution from Energy Markets was satisfactory overall with particularly good contributions from Energy OTC products and Macquarie Cook Energy, the US physical gas trading business.

Foreign Exchange was up on the strong prior corresponding period, as market volatility and customer activity increased. Similar factors led to a strong increase in the contribution from Futures.

The result from Debt Markets was significantly up due to the performances of the interest-rate businesses despite disruption in global credit markets during the second quarter.

Treasury's result was also up on the prior corresponding period, reflecting successful management of the Group's funding requirements.

T&C's first-half result was influenced by the strong volatility and market reaction to recent events in the US financial markets.

Funds Management Group (FMG)

Funds Management Group's contribution was very significantly up on the prior corresponding period due to the sale of its interest in Macquarie-IMM in Korea.

Excluding the asset sale, FMG's contribution was 20% up on the prior corresponding period. This was the result of the underlying contribution (excluding the asset sale) rising by 59% on the prior corresponding period, offset by significant systems expenditures. The increase in contribution was driven by performance fees and strong growth in base-fee revenues across most asset classes, notably in equities and listed property. Total assets under management increased 2% to $64.4 billion from $63.4 billion at 31 March 2007, despite the Korean joint-venture asset sale.

FMG's equities funds continued to enjoy strong performance, especially the Australian Small Companies, Australian High Conviction and Asian specialist funds. Despite the turbulent market conditions experienced in the September quarter, all equity funds finished the quarter strongly.

FMG successfully commenced distributing retail funds in Taiwan during the period and was appointed investment advisor to funds offered by three of Taiwan's leading investment trust firms. The Alternative Investments division established a presence in London, joining the fixed income team which moved there earlier in the year.

Real Estate Group (REG)

Real Estate Group's contribution was 64% lower than the strong prior corresponding period which included the Goodman Group holding realisation.

During the half, assets under management, including associates, increased 10% to $23.5 billion from $21.4 billion at March 2007.[1]

During the half, Macquarie Office Trust acquired three office buildings in Tokyo; Macquarie CountryWide Trust purchased five properties in Poland and two in Germany; and Macquarie DDR Trust acquired three properties in Florida, US. Macquarie Leisure Trust acquired the Goodlife Health Club chain in Australia. Macquarie MEAG Prime REIT made an acquisition in China and seven in Japan.

In June 2007, Macquarie ProLogis Trust (MPR) unit holders approved the acquisition by ProLogis of MPR for $1.43 per unit, providing investors with a total return since the listing of MPR in June 2002 of 15.3% per annum.

Macquarie Direct Property Fund's merger with the Macquarie Direct Property No. 11 – East Coast Portfolio created a $900 million open-ended fund.

REG successfully disposed of a portfolio of 25 residential and office properties across Japan and Korea. Macquarie entered into a co-investment and asset management agreement with Korea National Pension Service (NPS), which committed equity of $650 million. As a result, the Macquarie NPS REIT was established, which acquired two commercial buildings in Seoul for $280 million.

Macquarie Global Property Advisors, in which Macquarie has a 49% interest, executed several key transactions in the Asian and European markets.

Macquarie Goodman Asia, in which Macquarie has a 50% interest, made a strategic acquisition of 50.1% of J-REP, a listed Japanese logistics development and funds management entity.

Real Estate Structured Finance is continuing to partner with clients in development projects in Australia, the UK and the US, in sectors and locations where it identifies strategic opportunities.

[1] Excluding MPR ($2.2 billion) from both the opening and closing asset under management balances.

Financial Services Group (FSG)
Financial Services Group's contribution was 50% up on the prior corresponding period with strong revenue growth across all divisions.

Total assets under advice/administration/management grew 35% to $92.4 billion from $68.6 billion at 31 March 2007. The major contributors to this growth included:

- Wrap funds under administration increased 16% to $26.9 billion from $23.2 billion
- Cash Management Trust increased 28% to $18.1 billion from $14.1 billion.

Macquarie Adviser Services was again ranked number one in the Wealth Insights/ASSIRT Service Level Survey.

Financial planning software business Coin (100% owned by Macquarie) acquired 50% of para-planning outsourcing business Outplan and 50% of practice-management company Olicc. The division also launched the Macquarie Pastoral Fund, which aims to create a portfolio of land and livestock enterprises.

Macquarie Private Wealth's full service stockbroking business consolidated its position as Australia's leading full-service retail broker, based on market share and trading volumes. The division acquired 51% of online foreign exchange company OzForex.

Banking and Securitisation Group (BSG)
Banking and Securitisation Group's contribution was 10% lower than the prior corresponding period due to difficult credit market conditions and continued investment in new businesses. This investment included the launch of credit cards in Australia in April 2007 and continued investment in the Canadian mortgages business, which was acquired in July 2006.

The contribution from Banking was up on the prior corresponding period due to record volumes in investment lending and strong growth in deposits (up 22% on the prior corresponding period), industry-based loans and the property-backed lending product, Macquarie One. The investment lending portfolio grew 31% to $6.3 billion from $4.8 billion at 31 March 2007.

The Australian mortgages portfolio grew 7% to $23.6 billion from $22.1 billion at 31 March 2007. International businesses have very good credit quality and are progressing well but are incurring losses as they are in the establishment phase.

Credit quality in BSG's mortgage portfolio is high across all countries and there is no exposure to sub-prime loans. Default rates continue to be low by industry standards.

1.3 Contribution by Region

	Half-year to			Movement	
	Sep 07 $m	Mar 07 $m	Sep 06 $m	*Mar 07 %*	*Sep 06 %*
Americas	**689**	690	438	*(<1)*	*57*
Asia-Pacific	**994**	651	508	*53*	*96*
Europe, Africa and Middle East	**774**	990	500	*(22)*	*55*
Total international income	**2,457**	2,331	1,446	*5*	*70*
Australia	**2,001**	1,225	1,844	*63*	*9*
Total income (excluding earnings on capital and other corporate items)	**4,458**	3,556	3,290	*25*	*36*
Earnings on capital and other corporate items	**252**	200	135	*26*	*87*
Total operating income (as reported)	**4,710**	3,756	3,425	*25*	*38*
International income/total income (excluding earnings on capital and other corporate items) (%)	**55**	66	44		

International income for the six months to 30 September 2007 was $2.5 billion, up 70% on the prior corresponding period. International income represented 55% of total operating income (excluding earnings on capital and other corporate items) for the period, compared with 44% in the prior corresponding period.

Most of the operating groups increased the proportion of international income versus Australian income on the prior corresponding period with strong growth in Real Estate, Equity Markets and Macquarie Capital.

Income from the Americas was $689 million for the six months to 30 September 2007, up 57% on the prior corresponding period. Macquarie Capital's activity was the key driver of growth in this region. Significant transactions in the Americas that contributed to the growth included: the selldown of Macquarie New York Parking (Icon Parking); the acquisition of Spirit Finance Corporation by a Macquarie-led consortium; the Duquesne Light Holdings acquisition by a consortium of investors that included Macquarie Infrastructure Partners (MIP) and Diversified Utilities and Energy Trusts (DUET); the acquisition of Aquarion Water Company by a consortium including Macquarie Essential Assets Partnership (MEAP) and MIP; the acquisition of Global Tower Partners by a consortium of Macquarie-managed funds including MIP and Macquarie Communications Infrastructure Group (MCG); and the acquisition of the A25 Toll Bridge in Canada by MIP. Funds management fees also contributed to Americas income with base fees income earned from MIP and Macquarie Infrastructure Group (MIG), and base and performance fees earned from Macquarie Infrastructure Company (MIC). Treasury and Commodities Group performed well in the region with good trading conditions particularly in Metals and Energy Capital and Agricultural Commodities and Investor Products. Real Estate Group income in the Americas included profit from the sale of Macquarie's interest in Macquarie ProLogis Management Company and Macquarie ProLogis Trust to ProLogis in July 2007.

Asia-Pacific related income was $994 million for the six months to 30 September 2007, up 96% on the prior corresponding period. Macquarie Capital's activity in the region was strong. Significant transactions included the selldown of Taiwan Broadband Communications. Funds management fees increased with income from Macquarie Korea Infrastructure Fund (MKIF) and Macquarie Media Group (MMG). Macquarie Capital Securities' Asian institutional cash equities business continued to perform strongly, benefitting from strong growth of equity market turnover volumes in the region. Equity Markets Group's Asian equity products business performed very well with increased product sales as a result of a larger client base. In addition, Funds Management Group sold its interest in the Korean funds management joint venture, Macquarie-IMM, and Real Estate Group successfully disposed of a portfolio of 25 residential and office properties across Japan and Korea.

Income from Europe, Africa and the Middle East was $774 million, up 55% on the prior corresponding period. Macquarie Capital benefited from strong deal flow with transactions including: Peterborough Hospital, the selldown of Macquarie's interest in Moto International Holdings Limited (a UK roadside catering service provider), the sale of interests in Rome and Brussels airports by Macquarie Airports; and Arqiva's acquisition of National Grid Wireless. Significant base fees were earned from Macquarie Airports, Macquarie European Infrastructure Fund (MEIF) and MEIF II. Equity Markets Group's Global Equity Finance and Structuring division contributed to the strong growth in this region benefitting from increased volumes. Treasury and Commodities Group's Agricultural Commodities and Investor Products division also produced strong results in this region as a result of increased commodity markets activity.

International income by region
$ million half-year
Americas ■ Asia-Pacific ■
Europe, Africa and Middle East □


2500
2000
1500
1000
500
0
2H2005
1H2006
2H2006
1H2007
2H2007
1H2008

International vs domestic income
$ million half-year ended 30 September 2007
Domestic ■ International ■


2500
2000
1500
1000
500
0
FMG
BSG
REG
FSG
T&C
EMG
MacCap

1.4 Contribution by Segment

Basis of preparation

For internal reporting and risk management purposes, Macquarie is divided into seven operating groups. The operating groups do not meet the definition of a reportable business segment for the purposes of reporting in accordance with AASB 114 'Segment Reporting', as the operating groups provide certain products to customers that have the same, or similar, risk and return characteristics.

The analysis here reports Macquarie's result in the four main reportable business segments that its activities fall into: Asset and Wealth Management, Financial Markets, Investment Banking and Lending.

The Investment Banking reportable business segment does not correspond with Macquarie Capital. The results of Macquarie Capital are included within the reportable business segments of Assets and Wealth Management and Lending, in addition to the Investment Banking segment.

Segment revenue, expenses and assets are those that are directly attributable to a segment or that have been allocated to the segment on a reasonable basis. Corporate expenses (including staff profit share) are allocated to segments based on profit before income tax and profit share. The carrying amount of certain assets used jointly by segments is allocated based on a reasonable estimate of usage.

Macquarie has not yet adopted AASB 8 'Operating Segments', which will be effective from 1 April 2009. This standard will require the entity to adopt the 'management approach' to disclosing information about its reportable segments. Generally, the financial information will be reported on the same basis as it is used internally by the chief decision maker for evaluating operating segment performance and deciding how to allocate resources to operating segments. Such information may be prepared using different measures to that used in preparing the income statement and balance sheet, in which case reconciliations of certain items will be required.

Contribution by segment


Investment Banking (41%)
comprises corporate finance, advisory, underwriting, facilitation, broking and real estate/ property development
Asset and Wealth Management (27%)
comprises distribution, manufacture and management of funds products
Infrastructure, real estate and other specialist funds
Mergers and acquisitions, advisory, underwriting and principal transactions
Retail and wholesale funds management and private client broking
Commodities
FX, futures, treasury and debt markets
Institutional cash equities
Financial products
Equipment and other leasing
Banking and securitised lending
Real estate lending
Other lending
Equity derivatives
Lending (9%)
comprises banking activities, mortgages, margin lending and leasing, as well as lending undertaken by trading areas
Financial Markets (23%)
comprises trading in fixed income, equities, currency, commodities and derivative products

Segment results

	Asset and Wealth Management $m	Financial Markets $m	Investment Banking $m	Lending $m	Total $m
Half-year ended 30 September 2007					
Income statement					
Total income	**1,261**	**1,083**	**1,940**	**426**	**4,710**
Total expenses	**(925)**	**(776)**	**(1,298)**	**(338)**	**(3,337)**
Profit before income tax	**336**	**307**	**642**	**88**	**1,373**
Income tax expense	**(85)**	**(52)**	**(111)**	**(25)**	**(273)**
Profit after income tax	**251**	**255**	**531**	**63**	**1,100**
Balance sheet					
Total assets	**15,186**	**76,077**	**14,525**	**46,670**	**152,458**
Contribution					
Contribution to total consolidated income (%)	**27**	**23**	**41**	**9**	**100**
Half-year ended 31 March 2007					
Income statement					
Total income	933	746	1,663	414	3,756
Total expenses	(714)	(561)	(1,185)	(311)	(2,771)
Profit before income tax	219	185	478	103	985
Income tax expense	(58)	(23)	(101)	(26)	(208)
Profit after income tax	161	162	377	77	777
Balance sheet					
Total assets	12,417	69,717	13,713	40,542	136,389
Contribution					
Contribution to total consolidated income (%)	25	20	44	11	100
Half-year ended 30 September 2006					
Income statement					
Total income	989	735	1,346	355	3,425
Total expenses	(714)	(544)	(941)	(283)	(2,482)
Profit before income tax	275	191	405	72	943
Income tax expense	(74)	(19)	(56)	(20)	(169)
Profit after income tax	201	172	349	52	774
Balance sheet					
Total assets	10,865	48,002	15,637	38,133	112,637
Contribution					
Contribution to total consolidated income (%)	29	21	39	11	100

2.1 Net Interest Income

	Half-year to			Movement	
	Sep 07 $m	Mar 07 $m	Sep 06 $m	*Mar 07 %*	*Sep 06 %*
Interest revenue	**3,186**	2,550	2,082	*25*	*53*
Interest expense	**(2,663)**	(2,156)	(1,748)	*24*	*52*
Net interest income (as reported)	**523**	394	334	*33*	*57*
Adjustment for accounting for swaps	**(55)**	(102)	(82)	*(46)*	*(33)*
Net interest income	**468**	292	252	*60*	*86*

Net interest income for the six months to 30 September 2007, after adjusting for amounts relating to the accounting for swaps that are classified as trading income for statutory purposes, increased 86% on the prior corresponding period to $468 million.

The chart at right illustrates the growth of the net interest income over recent periods. The strong growth in the six months to 30 September 2007 was partly attributable to the increased capital base.

Current accounting standards for derivative financial instruments impact trading income and net interest income due to complex hedge designation and effectiveness rules that must be met for hedge accounting to be applied to Macquarie's derivatives hedging interest rate risk (especially swaps). Under previous AGAAP, internal derivatives were treated as a hedge and the interest on the swaps was included in either interest income or expense depending on whether an external interest bearing asset or liability was being hedged. Under current accounting standards, these internal derivatives are carried at fair value through trading income so that both sides are being eliminated and only external derivatives can form part of a hedge relationship. For most loan portfolios Macquarie has not sought to meet the hedge accounting rules due to its complexity and inability for the Macquarie Income Preferred Securities (MIPS) to be a hedge item under current accounting standards.

Net interest income
$ million half-year



500
400
300
200
100
0
2H2005
1H2006
2H2006
1H2007
2H2007
1H2008

Analysis of net interest margins

For the purpose of analysing net interest margins the impact of accounting for swaps used for the hedging of interest rates, which is included in trading income for statutory purposes, has been adjusted against net interest income. This allows for a better analysis of net interest margins. Refer to section 2.3 for details of the impacts of accounting for swaps on trading income.

	Half-year to Sep 07			Half-year to Mar 07			Half-year to Sep 06		
	Interest $m	**Average volume $m**	**Average spread %**	Interest $m	Average volume $m	Average spread %	Interest $m	Average volume $m	Average spread %
Loan areas (excluding residential mortgages)	**298**	**26,437**	**2.25**	278	21,888	2.54	217	17,326	2.50
Mortgages	**58**	**25,559**	**0.45**	61	23,578	0.52	55	20,918	0.53
Total net interest margin from interest bearing assets	**356**	**51,996**	**1.37**	339	45,466	1.49	272	38,244	1.42
Net interest income from trading assets	**18**			33			71		
Funding cost of asset and equity investments[1]	**(198)**			(177)			(158)		
Income from earnings on capital (net of funding cost of other non-interest bearing assets)	**292**			97			67		
Total net interest income	**468**			292			252		

[1] Notional funding cost calculated based on average month-end balances and applying the average bank bill swap rate for the period.

Loan areas

Net interest from loan areas has increased 37% on the prior corresponding period to $298 million, driven by a 53% growth in average loan volumes to $26.4 billion. All the major banking businesses achieved strong growth in average loan volumes, particularly investment lending (up 50% on prior corresponding period), relationship banking (up 27% on prior corresponding period) and the leasing areas (up 27% on prior corresponding period).

This increase in average loan volumes has been offset by a 25 basis point decrease in the overall net interest margin, which was mainly a result of a growth in lower margin products, in part due to increased competition, and the timing of real estate structured finance risk participation fees (which for accounting purposes, form part of the effective yield on relevant transactions). The leasing businesses also experienced lower secondary income.

The chart at right shows the growth in average loan areas and the net interest margin over recent periods.

Comparison of loan areas volumes and spreads


Half-year
Average volumes ($ billion)
Spread (bps)
30
25
20
15
10
5
0
300
250
200
150
100
50
0
2H2005
1H2006
2H2006
1H2007
2H2007
1H2008

Mortgages
Net interest income on mortgage assets was up 5% on the prior corresponding period to $58 million. Average mortgages loan volumes increased 22% on the prior corresponding period to $25.6 billion. During the half, the securitised mortgage portfolio grew 9% from $20.0 billion to $21.8 billion at 30 September 2007. In addition, the impact of the acquisition of Cervus Financial Corp in Canada (July 2006) and growth of the Italian mortgages operation have been key drivers of the remaining increases.

The impact of growth in the mortgages portfolio was offset by an eight basis point reduction in the net interest margin to 45 basis points mainly due to a reduction in the net interest margin on the Australian portfolio. This decrease was mainly due to competitive margin pressures combined with an increase in the cost of funding.

Funding cost of asset and equity investments
For the purposes of the net interest income analysis, the funding cost of asset and equity investments is shown separately to the net income from earnings on capital. The funding cost reported here is a notional amount that assumes the portfolio of asset and equity investments is fully debt funded at the average bank bill swap rate for the period.

The growth in this expense is partly due to increased interest rates over the period, but mainly due to overall growth in asset and equity investment volumes. The impact on income from asset and equity investments is discussed in section 2.4.

Income from earnings on capital (net of funding cost of other non-interest bearing assets)
For the six months to 30 September 2007 there was a significant increase in net income from earnings on capital (after funding of other net non-interest bearing assets). This has been driven by an increase in average capital as a result of the $750 million capital raising in May 2007, the $79 million raised through the share purchase plan, the exercise of options and profits generated during the period.

In addition, there has been a reduction in the difference between other non-interest bearing assets and non-interest bearing liabilities.

Net interest income from trading assets
Net interest income from interest bearing trading assets has decreased by 75% on the prior corresponding period to $18 million. This decrease has been impacted by increases in stock borrowing and lending activities which give rise to trading and fee income while generating a net interest expense.

2.2 Fee and Commission Income

	Half-year to			Movement	
	Sep 07 $m	Mar 07 $m	Sep 06 $m	*Mar 07 %*	*Sep 06 %*
Funds management	**646**	509	350	*27*	*85*
Mergers and acquisitions, advisory and underwriting	**898**	591	636	*52*	*41*
Brokerage and commissions	**616**	514	435	*20*	*42*
Financial products	**106**	80	136	*33*	*(22)*
Banking, lending and securitisation	**33**	27	29	*22*	*14*
Wrap and other administration fee income	**71**	59	50	*20*	*42*
Other fee and commission income	**88**	58	39	*52*	*126*
Income from life insurance business and other unit holder businesses	**20**	26	1	*(23)*	*large*
Fee and commission income	**2,478**	1,864	1,676	*33*	*48*

Fee and commission income
$ million half-year



3000
2500
2000
1500
1000
500
0
2H2005
1H2006
2H2006
1H2007
2H2007
1H2008

Funds management

Funds management fee income includes base fees and performance fees. Base fees are ongoing fees generated from funds management activities. Performance fees are earned when funds managed by Macquarie outperform a predetermined benchmark and are recognised when Macquarie becomes entitled to the fees. Macquarie also earns fees for managing assets on behalf of external parties that are not Macquarie-managed funds.

The table below shows the split of funds management fees between base and performance fees by fund type, and fees earned from direct management of assets that are not owned by a Macquarie-managed fund. The decrease in base fees from specialist funds since March 2007 was due to the timing of fee recognition on previously committed funds. A more detailed breakdown of funds management fees earned by Macquarie is contained in section 5.3.

	Half-year to			Movement	
	Sep 07 $m	Mar 07 $m	Sep 06 $m	*Mar 07 %*	*Sep 06 %*
Base fees					
Specialist funds	**311**	324	199	*(4)*	*56*
Funds management and financial services	**160**	140	122	*14*	*31*
Managed assets	**6**	–	–	*n/a*	*n/a*
Total base fees	**477**	464	321	*3*	*49*
Performance fees					
Specialist funds	**140**	32	18	*large*	*large*
Funds management and financial services	**7**	2	11	*250*	*(36)*
Managed assets	**22**	11	–	*100*	*n/a*
Total performance fees	**169**	45	29	*276*	*large*
Total funds management fees	**646**	509	350	*27*	*85*

Base fees and AUM growth
Half-year


AUM ($ billion)
Base fees ($ million)
250
200
150
100
50
0
500
400
300
200
100
0
2H2005
1H2006
2H2006
1H2007
2H2007
1H2008

Total funds management fees for the six months to 30 September 2007 were up 85% on the prior corresponding period to $646 million. The 49% increase in base fees on the prior corresponding period was broadly consistent with the growth in assets under management (AUM), which increased 46% over the same period. In line with the AUM trend, the growth in base fees was strongest in the six months to 31 March 2007 as depicted in the chart at left.

Performance fees for the six months to 30 September 2007 totalled $169 million, representing a significant increase on the prior corresponding period. The growth in performance fees was mainly attributable to the performance of the specialist infrastructure funds.

Significant performance fees from listed specialist funds for the six months to 30 September 2007 included fees from Macquarie Infrastructure Company ($50 million) and DUET Group ($21 million).

Mergers and acquisitions, advisory and underwriting
Mergers and acquisition, advisory and underwriting fees increased by 41% on the prior corresponding period to $898 million for the six months to 30 September 2007. The initial public offering of Boart Longyear was one of the main contributors along with other significant transactions that included the design and construction (with Multiplex) of the Peterborough Hospital in the UK, and The Tata Power Company's (Indian's largest private power utility) purchase of equity stakes in two major Indonesian thermal coal producers.

During the half to September 2007, Macquarie benefited from favourable global investment banking conditions. Macquarie Capital Advisers completed 145 deals valued at over $92 billion.

Brokerage and commissions
Brokerage and commissions income predominately includes transaction related fees from cash equities services provided to retail and institutional clients. The majority of income was derived from the Macquarie Capital Securities institutional cash equities operations. Brokerage income generated through Macquarie Private Wealth was also a significant contributor during the period.

Brokerage and commission income for the six months to 30 September 2007 was $616 million, up 42% on the prior corresponding period. The increase was largely due to increased traded volumes across global equities markets, with particularly strong volumes seen in Asian markets. ASX market turnover also increased significantly over the period. Market share for Macquarie Capital Securities was relatively stable in most Asian markets, however the business continues to grow through improved panel rankings and greater penetration into the Asian region.

Financial products
Income from financial products for the six months to 30 September 2007 was $106 million, down 22% on the prior corresponding period. The decrease was mainly due to some significant cross-border leasing transactions in the prior corresponding period that were not repeated in the period to September 2007.

Banking, lending and securitisation
Total banking, lending and securitisation income for the six months to 30 September 2007 was $33 million. This income category includes mortgages and relationship banking servicing and administration fees.

Wrap and other administration fee income
The increase in Wrap and other administration fee income, up 42% on the prior corresponding period to $71 million for the six months to 30 September 2007, was a result of significant inflows into the Wrap platform driven by recent Australian superannuation legislation reform. The Wrap platform closed at $26.9 billion at 30 September 2007, up 27% since September 2006.

Other fee and commission income
Other fee and commission income more than doubled over the prior corresponding period to $88 million for the six months to September 2007.

Royalty income from other joint ventures and business alliances, real estate development project management fee and license fee income from the Coin business (provider of financial planning software in Australia) also contributed to the result.

Income from life insurance business and other unit holder businesses
Income from this category includes income from the provision of life insurance (via Macquarie Life) and True Index income. Macquarie True Index delivers clients exact pre-tax index return (before buy/sell spread on transactions). Any underperformance is compensated by Macquarie and conversely, any outperformance is retained by Macquarie.

Income from Macquarie Life and True Index were both up on the prior corresponding period with Macquarie Life being the main contributor to this income category for the six months to 30 September 2007.

2.3 Net Trading Income

	Half-year to			Movement	
	Sep 07 $m	Mar 07 $m	Sep 06 $m	*Mar 07 %*	*Sep 06 %*
Equities	**593**	404	361	*47*	*64*
Commodities	**132**	177	118	*(25)*	*12*
Foreign exchange	**95**	70	50	*36*	*90*
Interest rate products	**75**	82	30	*(9)*	*150*
Total trading income	**895**	733	559	*22*	*60*
Revaluation of economic hedges	**3**	(40)	(21)	*(108)*	*(114)*
Accounting for swaps	**(55)**	(102)	(82)	*(46)*	*(33)*
Net trading income (as reported)	**843**	591	456	*43*	*85*

Total trading income for the six months to 30 September 2007, before revaluation of economic hedges and accounting for swaps, was up 60% on the prior corresponding period to $895 million. Most trading income was generated from client transactions and arbitrage activities, rather than outright proprietary trading.

A complete representation of Macquarie's trading activities is not shown by the composition of trading income set out above as it excludes interest revenue and expense, brokerage and commission revenue and expense, and operating costs of trading activities. To obtain a complete view of the performance of Macquarie's trading activities, trading income should be considered in conjunction with these other income and expense items. This is broadly achieved through the analysis of segments in section 1.4, where the trading activities of Macquarie are amalgamated in the Financial Markets segment.

The chart at right illustrates the growth in total trading income over recent periods.

Total trading income
$ million half-year


1000
800
600
400
200
0
2H2005
1H2006
2H2006
1H2007
2H2007
1H2008

Equities

Equities trading income for the six months to 30 September 2007 was up 64% on the prior corresponding period to $593 million. Trading conditions in Australian and international equity markets have been very favourable during the half-year with the launch of new structured products and new fund products making a significant contribution to the increase on the prior corresponding period.

Contribution from the Australian business was up on the prior corresponding period due to favourable market conditions with high trading volumes and increased market volatility. Successful product launches during the year resulted in an increased contribution to trading income across a number of products. The business maintained a market leading position in listed products.

The contribution from Asia was strongly up on a weak prior corresponding period with high levels of market liquidity and increased volatility.

Trading income from the US and European desks are down on the prior corresponding period due to a reduction in transaction volumes, however trading conditions have improved in South American markets.

Trading income from international equity structured transactions was significantly up on the prior corresponding period due to strong growth in securities borrowing and lending volumes as well as structured equity finance activities in Australia, Asia and in particular, Europe.

Commodities

Commodities trading income was up 12% on the prior corresponding period to $132 million for the six months to 30 September 2007.

Strong trading performances were delivered by Treasury and Commodities Group's Agricultural Commodities and Investor Products division and the Metals and Energy Capital division. This was primarily due to increased customer flows as a result of higher volatility across a broad number of commodity markets.

Foreign exchange

Foreign exchange trading income was up 90% on the prior corresponding period to $95 million for the six months to 30 September 2007.

Volatile currency markets lead to increased customer demand for foreign exchange products and increased volumes transacted through Treasury and Commodities Group's Foreign Exchange division.

Interest rate products

Interest rate products trading income was up 150% on the prior corresponding period to $75 million for the six months to 30 September 2007.

The main contributor to interest rate products trading income was Treasury and Commodities Group's Debt Markets division. The division's total income was up on the prior corresponding period as a result of increased levels of transactional flow.

Accounting for swaps and revaluation of economic hedges

As discussed in section 2.1 in the analysis on interest income, current Australian Accounting Standards require internal derivatives hedging interest rate risk (especially swaps) to be carried at fair value through trading income so that both sides are being eliminated and only external derivatives can form part of a hedge relationship. This has the effect of distorting the analysis of net interest margins and trading income (especially interest rate products).

For the analysis of trading income presented here the amount relating to the accounting for interest rate swaps, which is included in trading income for statutory purposes, has been identified and reported separately. This amount is incorporated in the analysis of net interest margins in section 2.1.

Under Australian Accounting Standards, all derivatives must be carried at fair value. The revaluations and cash flows on derivatives that do not qualify as a hedge under Australian Accounting Standards are included within trading income. The main impact of this relates to derivatives used to hedge the MIPS hybrid instrument, which do not have an offsetting revaluation of the hedged securities as they are treated as equity for accounting purposes and carried at historic cost.

These impacts have been reported separately from other trading related income to remove the distortion created by the accounting treatment from the analysis of Macquarie's trading operations.

Profit and loss volatility on derivatives used to hedge the MIPS hybrid instrument for the six months to 30 September 2007 was an expense of $10 million (compared with an expense of $8 million for the six months to 30 September 2006). The volatility on other economic interest rate hedges was income of $13 million (compared with an expense of $13 million in the prior corresponding period).

2.4 Asset and Equity Investment Income

	Half-year to			Movement	
	Sep 07 $m	Mar 07 $m	Sep 06 $m	*Mar 07 %*	*Sep 06 %*
Profit on sale of investment securities available for sale	**49**	46	114	*7*	*(57)*
Profit on sale of associates and joint ventures	**421**	149	501	*183*	*(16)*
Gain on deconsolidation of controlled entities	**217**	469	–	*(54)*	*n/a*
Net (loss)/income from business held for sale	**(3)**	8	33	*(138)*	*(109)*
Share of net profits of associates and joint ventures using the equity method	**94**	143	99	*(34)*	*(5)*
Dividends/distributions received/receivable from investment securities	**39**	46	38	*(15)*	*3*
Provision for diminution of investment securities (including investment securities available for sale, associates and joint ventures)	**(34)**	(9)	(3)	*278*	*large*
Other asset sales	**–**	–	121	*–*	*(100)*
Asset and equity investment income	**783**	852	903	*(8)*	*(13)*
Funding cost of asset and equity investments[1]	**(198)**	(177)	(158)	*12*	*25*
Net income from asset and equity investments	**585**	675	745	*(13)*	*(21)*

[1] Notional funding cost calculated based on average month-end balances and applying the average bank bill swap rate for the period.

Income from asset and equity investments include profits from the disposal of equity investments, including investments in associates and other securities, gains on the deconsolidation of controlled entities, equity accounted income, and dividends/distributions from investment securities. Amounts reported here are shown net of any diminution charges and the interest holding cost of equity investments.

Total asset and equity investment income for the six months to 30 September 2007 was down on the prior corresponding period to $783 million. The recent history of asset and equity investment realisation income is shown in the chart at right.

Asset and equity investment income
$ million half-year
Goodman Group gains ■


1000
800
600
400
200
0
2H2005
1H2006
2H2006
1H2007
2H2007
1H2008

Profit on sale of investment securities available for sale
Net profit on sale of investment securities available for sale was down 57% on the prior corresponding period to $49 million. The result for the prior corresponding period included gains on the disposal of Brussels Airport, Arqiva and Sydney Futures Exchange. The six months to 30 September 2007 did not include any individually significant items.

Profit on sale of associates and joint ventures
Profit on sale of associates and joint ventures was down 16% on the prior corresponding period to $421 million. The result for the prior corresponding period included a $302 million profit from the sale of Macquarie's interest in Goodman Group.

Investments in associates and joint ventures that were sold or partially sold during the half-year included:

- Boart Longyear Limited
- Macquarie New York Parking (Icon Parking)
- Taiwan Broadband Communications
- Moto International Holdings Limited
- ConnectEast Group
- Macquarie ProLogis Management.

Gain on deconsolidation of controlled entities
During the six months to 30 September 2007, Macquarie benefited from the sale of investments in:

- Macquarie-IMM
- ATM Solutions
- Peterborough Hospital.

Net income/(loss) from businesses held for sale
The net loss from businesses held for sale during the six months to 30 September 2007 was $3 million. The change from the prior corresponding period was largely due to disposals of businesses held for sale since 30 September 2006.

Share of net profits of associates and joint ventures using the equity method
This category includes equity accounted income from investments in specialist funds where Macquarie is both the fund manager and has an equity investment in the fund, as well as other equity investments where Macquarie has significant influence.

Equity accounted income for the six months to 30 September 2007 decreased marginally on the prior corresponding period to $94 million.

The small decrease since the prior corresponding period was largely related to the loss of equity accounted income from Goodman Group. Macquarie's investment in Goodman Group was sold in August 2006.

Dividends and distributions received/receivable from investment securities
Dividends received/receivable for the half-year to 30 September 2007 were $39 million, slightly up on the prior corresponding period.

Provision for diminution of investment securities
This relates to movements in the provision for diminution of investment securities and associates resulting from Macquarie's impairment review.

The expense for the six months to 30 September 2007 of $34 million was largely due to provisions raised against debt (these are high rated tranches) and equity investments due to market conditions.

2.5 Other Income

	Half-year to			Movement	
	Sep 07 **$m**	Mar 07 $m	Sep 06 $m	*Mar 07* *%*	*Sep 06* *%*
Impairment charges					
Collective allowance for credit losses	**(13)**	(8)	(3)	*63*	*large*
Specific provisions for credit losses	**4**	(21)	(8)	*(119)*	*(150)*
Other	**92**	84	67	*10*	*37*
Total Other income	**83**	55	56	*51*	*48*

Impairment charges

Total net impairment charges for the six months to 30 September 2007 were down from $11 million in the prior corresponding period to $9 million. A summary of the key items are discussed below.

Collective allowance for credit losses

The collective allowance for credit losses is intended to cover the inherent risk of loss that may arise from the non-recovery of amounts receivable or contingent exposures. Macquarie's policy on collective allowance for credit losses is based on an incurred loss model, applied to loan assets and non-trading credit exposures, which recognises a provision where there is objective evidence of impairment at each balance date, and is calculated based on the discounted values of expected future cash flows.

The expense for the period of $13 million was due to growth in loan assets.

Specific provisions for credit losses

For the half-year to 30 September 2007 there was a net release of specific provisions for credit losses of $4 million due to the settlement of some previously outstanding amounts that had been provided for.

Other

Included in this category is rental income from operating lease activities, operating income from subsidiaries conducting non-financial services businesses and real estate development income.

Other income for the six months to 30 September 2007 was up 37% on the prior corresponding period to $92 million. The increase was mainly due to Real Estate Group's successful disposal of a portfolio of 25 residential and office properties across Japan and Korea.

2.6 Operating Expenses

	Half-year to			Movement	
	Sep 07 $m	Mar 07 $m	Sep 06 $m	*Mar 07 %*	*Sep 06 %*
Compensation expense					
Salary, commissions, superannuation, performance-related profit share	**(2,176)**	(1,733)	(1,629)	*26*	*34*
Share base payments	**(62)**	(52)	(35)	*19*	*77*
Provision for annual leave	**(14)**	(3)	(12)	*large*	*17*
Provision for long service leave	**(6)**	(3)	(5)	*100*	*20*
Total compensation expense	**(2,258)**	(1,791)	(1,681)	*26*	*34*
Other employment expenses including on-costs, staff procurement and staff training	**(162)**	(140)	(121)	*16*	*34*
Total employment expenses	**(2,420)**	(1,931)	(1,802)	*25*	*34*
Brokerage and commission expenses	**(313)**	(194)	(227)	*61*	*38*
Occupancy expenses	**(121)**	(131)	(95)	*(8)*	*27*
Non-salary technology expenses	**(100)**	(87)	(76)	*15*	*32*
Professional fees	**(117)**	(161)	(90)	*(27)*	*30*
Travel and entertainment	**(89)**	(85)	(69)	*5*	*29*
Advertising and communication	**(39)**	(44)	(33)	*(11)*	*18*
Other expenses	**(138)**	(138)	(90)	*—*	*53*
Total operating expenses	**(3,337)**	(2,771)	(2,482)	*20*	*34*

	%	%	%
Compensation expense/total income	**47.9**	47.7	49.1
Other expenses/total income	**22.9**	26.1	23.4
Total expenses/total income	**70.8**	73.8	72.5

Total operating expenses were $3,337 million for the half-year to 30 September 2007, up 34% on the prior corresponding period. All expense categories increased on the prior corresponding period.

The largest component of operating expenses was salary, commissions, superannuation and performance-related profit share, which increased 34% to $2,176 million. The increase was driven by higher performance-related profit share expense that resulted from Macquarie's stronger profit for the half-year. Share based payments expense increased to $62 million, up 77% from September 2006 largely due to the increase in Macquarie's share price at the date of grant, from which the options expense is determined.

Other employment related expenses including on-costs, staff procurement and staff training, were up 34% to $162 million. The increase was due mainly to growth in staff numbers.

Occupancy expenses (up 27% over the prior corresponding period, to $121 million) were broadly in line with overall headcount growth. New offices were opened globally during the period in Sydney, New York, New Delhi and Manchester. Macquarie's international growth has also increased global travel costs; travel and entertainment expenses were up 29% over the prior corresponding period to $89 million.

Brokerage and commission expense for the six months to 30 September 2007 totalled $313 million, up 38% on the prior corresponding period. Brokerage and commission expense was driven by Macquarie's trading activities and brokerage operations. Growth in Asian warrants trading desks was the main contributor to the increase in brokerage and commission expense for the six months to September 2007. Also contributing to the increase in this category of expenses were higher fees and commissions relating to increased retail loan products volumes during the half.

Expenses relating to the restructure to establish Macquarie Group Limited as a non-operating holding company and the ultimate listed parent for the Macquarie Group impacted Professional fees (up 30% from the prior corresponding period, to $117 million) and other operating expenses (up 53% from the prior corresponding period, to $138 million).

Despite the increase in total operating expenses, the overall expense to income ratio reduced to 70.8% for the half-year to 30 September 2007, driven by stronger income growth. The recent history of the expense to income ratio is shown in the chart below.

Total income and operating expenses

Half-year



Income ■ Expense □
Expense/Income ratio
($ million)
(%)
5000
4000
3000
2000
1000
0
90
85
80
75
70
65
60
55
50
2H2005
1H2006
2H2006
1H2007
2H2007
1H2008

Headcount

Headcount includes both permanent staff (full time, part time and fixed term hires) and contractors (consultants, contractors and secondees). It excludes temporary staff, staff on leave without pay and staff on parental leave. Headcount figures include employees of Macquarie Group controlled entities, except where the entity is acquired with the intention of disposal (i.e. businesses held for sale).

Total headcount increased 23% on the prior corresponding period to over 11,000 staff globally at 30 September 2007. A breakdown of headcount by operating group is shown in the table below.

Headcount by group

	As at			Movement %	
	Sep 07	Mar 07	Sep 06	*Mar 07*	*Sep 06*
Financial Services	**1,559**	1,426	1,288	*9*	*21*
Banking and Securitisation	**1,130**	989	956	*14*	*18*
Equity Markets	**610**	516	433	*18*	*41*
Treasury and Commodities	**590**	570	537	*4*	*10*
Real Estate	**527**	476	450	*11*	*17*
Funds Management	**196**	211	208	*(7)*	*(6)*
Total operating groups (excluding Macquarie Capital)	**4,612**	4,188	3,872	*10*	*19*
Macquarie Capital					
Macquarie Capital Advisers (including Macquarie Capital Funds)	**1,935**	1,694	1,392	*14*	*39*
Macquarie Capital Securities	**777**	725	671	*7*	*16*
Macquarie Capital Finance	**348**	344	316	*1*	*10*
Macquarie Capital Products	**261**	211	191	*24*	*37*
Total Macquarie Capital	**3,321**	2,974	2,570	*12*	*29*
Total headcount — operating groups	**7,933**	7,162	6,442	*11*	*23*
Total headcount — service areas	**3,133**	2,861	2,544	*10*	*23*
Total headcount	**11,066**	10,023	8,986	*10*	*23*

Equity Markets Group (EMG) experienced the largest increase in headcount, up 41% from September 2006 to over 600 staff at 30 September 2007, driven by increases in both Australia and offshore. Overall, growth in service area headcount was consistent with growth in total operating groups headcount.

The sale of the investment in the Korean joint venture, Macquarie-IMM, in September 2007 reduced headcount in Funds Management Group (FMG). FMG headcount at 30 September 2007 was 196 staff, a decrease of 6% on the prior corresponding period.

Headcount by region

	As at			Movement %	
	Sep 07	Mar 07	Sep 06	*Mar 07*	*Sep 06*
Australia	**6,802**	6,522	5,980	*4*	*14*
International					
America	**1,231**	890	828	*38*	*49*
Asia-Pacific	**1,888**	1,672	1,424	*13*	*33*
Europe, Africa and Middle East	**1,145**	939	754	*22*	*52*
Total headcount — International	**4,264**	3,501	3,006	*22*	*42*
Total headcount	**11,066**	10,023	8,986	*10*	*23*

International headcount increased 42% over the prior corresponding period to 4,264 staff at 30 September 2007, representing 39% of total staff (up from 33% at 30 September 2006). As at 30 September 2007, Macquarie operated across 25 countries.

All offshore regions have experienced very strong headcount growth since September 2006. The growth has been largely organic with the exception of the acquisition of Giuliani Capital Advisors in April 2007, which added approximately 100 staff in the US.

2.7 Income Tax Expense

Macquarie's effective tax rate for the six months to 30 September 2007 was 20.5%.

The effective tax rate reflects income tax expense as a percentage of profit before tax attributable to ordinary equity holders. This calculation is shown below.

	Half-year to		
	Sep 07	Mar 07	Sep 06
	$m	$m	$m
Profit before income tax	**1,373**	985	943
Less Macquarie Income Securities	**(16)**	(16)	(15)
Less Macquarie Income Preferred Securities	**(23)**	(27)	(27)
Less minority interest	**(1)**	(1)	(2)
Profit before income tax attribute to ordinary equity holders	**1,333**	941	899
Income tax expense	**(273)**	(208)	(169)
	%	%	%
Effective tax rate	**20.5**	22.1	18.8

The effective tax rate differs from the Australian company income tax rate due to permanent differences arising from the income tax treatment of certain income and expenses, as well as income tax rate differentials on some of the income earned offshore, and the non-deductibility of certain expenses, including employee options expense and interest payments made under the Macquarie Income Securities (MIS). A reconciliation of the Australian company income tax rate to Macquarie's effective tax rate is shown below.

	Half-year to		
	Sep 07	Mar 07	Sep 06
	%	%	%
Australian company income tax rate	**30.0**	30.0	30.0
Rate differential on offshore income	**(11.0)**	(9.8)	(11.5)
Non-deductible distribution paid/provided on MIS	**0.4**	0.5	0.5
Non-deductible options expense	**1.4**	1.7	1.2
Other items	**(0.3)**	(0.3)	(1.4)
Effective tax rate	**20.5**	22.1	18.8

Macquarie's offshore operations are the key driver of the effective tax rate being below the Australian company income tax rate.

2.8 Earnings Per Share

	Half-year to			Movement	
	Sep 07 Cents	Mar 07 Cents	Sep 06 Cents	*Mar 07 %*	*Sep 06 %*
Basic earnings per share	**401.8**	290.8	300.9	*38*	*34*
Diluted earnings per share	**387.5**	279.2	289.5	*39*	*34*

Basic earnings per share (EPS) is calculated as earnings divided by the weighted average number of shares on issue for the period.

Earnings, for the purpose of the EPS calculation, is Macquarie's profit after income tax attributable to its ordinary equity holders.

Diluted EPS is calculated as earnings divided by the total weighted average number of ordinary shares and dilutive potential ordinary shares.

The only source of dilutive potential ordinary shares for Macquarie are share options issued to senior staff in accordance with the Employee Option Plan. The MIS and MIPS are not convertible to ordinary shares and do not affect the calculation of diluted EPS.

Employee options are deemed to have no impact on diluted earnings, however it does impact the weighted average number of shares used in the calculation of diluted EPS, as explained later in this section.

	Half-year to		
	Sep 07 Shares	Mar 07 Shares	Sep 06 Share
Weighted average number of shares			
Fully paid ordinary shares	**263,798,808**	252,054,848	242,598,050
Dilutive Potential Ordinary Shares			
Options	**9,756,591**	10,461,509	9,517,302
Total weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**273,555,399**	262,516,357	252,115,352

Fully paid ordinary shares

The weighted average number of ordinary shares used in the calculation of basic EPS is determined by time-weighting individual movements in the number of fully paid shares on issue as summarised in the table below. There were no partly paid or contingently issuable shares on issue during the period.

Summary of movements in number of shares

	Half-year to Sep 07		Half-year to Mar 07		Half-year to Sep 06	
	Total number	**Time-weighted number**	Total number	Time-weighted number	Total number	Time-weighted number
Opening balance	**253,941,205**	**253,941,205**	249,683,249	249,683,249	232,440,369	232,440,369
Shares issued pursuant to						
Capital raising	**8,620,690**	**6,265,310**	–	–	10,606,061	7,650,274
Share purchase plan	**912,076**	**488,434**	–	–	137,947	75,381
Exercise of options	**5,466,294**	**2,059,985**	2,561,390	1,377,495	4,975,546	1,699,498
Dividend Reinvestment Plan	**2,146,392**	**1,043,874**	1,674,934	984,714	1,523,326	732,528
Employee Share Plan	–	–	21,632	9,390	–	–
Closing balance	**271,086,657**	**263,798,808**	253,941,205	252,054,848	249,683,249	242,598,050

Potential ordinary shares

Macquarie has an Employee Option Plan (the Plan), which was introduced in December 1995 as a replacement for the now closed partly paid share scheme.

For the purpose of calculating diluted EPS, options issued pursuant to this Plan are classified as either dilutive or non-dilutive (dilutive options are those which have an exercise price less than the average market price for the period). Only dilutive options have an impact on diluted EPS.

The impact of dilutive options on the weighted average number used in this calculation is determined by quantifying the dilutive component of each option and time-weighting this component for the proportion of the period for which the option was on issue. The dilutive component represents the difference between the number of shares that would be issued at the adjusted exercise price and the number of shares that would have been issued at the average market price based on the actual proceeds.

Each dilutive option tranche is therefore split into two notional components:

- a component for which consideration is the full average market price (non-dilutive component – this is excluded in calculating diluted EPS)
- a component for which no consideration is provided (dilutive component).

Only this dilutive component, appropriately time-weighted, is included in the weighted average number of shares used in the calculation of diluted EPS.

As share based payment expense is recognised for this Plan, it is also necessary to adjust the exercise price in calculating dilutive EPS. The adjusted exercise price is calculated by increasing the exercise price by the fair value of services to be provided by the employee over the remaining vesting period.

The average market price in each period is shown below.

	Half-year to		
	Sep 07	Mar 07	Sep 06
	$	$	$
Average market price for period	**79.66**	77.29	65.46

2.9 Dividends

	Half-year to					
	Sep 07		Mar 07		Sep 06	
	Cents per share	**Franking %**	Cents per share	Franking %	Cents per share	Franking %
Dividends to ordinary shareholders	**145**	**100**	190	100	125	100
	$m		$m		$m	
Aggregate amount of interim and final ordinary dividends	**393**		482		312	
	%		%		%	
Dividend payout ratio	**37.1**		65.8		42.7	

The interim ordinary dividend for the half-year to 30 September 2007 was 145 cents per share. This was an increase of 20 cents per share, or 16%, over the prior corresponding period. As a result, the dividend payout ratio was 37.1%. The interim ordinary dividend will be franked at 100%.

The aggregate amount of the proposed interim dividend to be paid on 30 January 2008 out of retained profits at 30 September 2007, but not recognised as a liability at the end of the period, was $393 million.

Macquarie's dividend policy is to target a full-year dividend payout ratio between 50% and 60%. In the short term, Macquarie expects dividends to be fully franked, and subject to future composition of income, a franking rate of at least 80% is expected in the longer term.

Basel II

Under the Basel II capital framework, the Bank for International Settlements seeks to secure international convergence on regulations governing the capital adequacy of internationally active banks. In doing this, it aims for more risk-sensitive capital requirements that are conceptually sound and are based on a bank's own assessment of its risks. Banks are able to select approaches that are most appropriate for their operations.

Macquarie has applied to APRA for accreditation under the Foundation Internal Ratings Based Approach for credit risk and the Advanced Measurement Approach for operational risk. In preparing its submission, the Group reviewed its risk management practices against the requirements of the Basel II framework. APRA is expected to respond to the application before 31 December 2007. Macquarie is preparing for the full implementation of Basel II in 2008.

Group funding

Macquarie has a policy of diversifying its funding sources by investor type, geography, currency, maturity and product. In addition to wholesale funding activities, deposits are also raised through the retail markets where the focus is on small and medium sized depositors who do not generally access the professional markets.

During the recent tightening of credit markets, Macquarie remained well funded at all times and continued to access markets. In line with the rest of the market, Macquarie experienced some increase in funding costs during the later part of the period.

Following the restructure, there will be two external funding vehicles in the group, Macquarie Bank and Macquarie Group Limited (MGL). During the period MGL established an $8 billion committed bank facility from a group of major international and Australian banks which will have maturities ranging from one to five years and consist of revolving and term facilities.

Capital ratios

The Tier 1 Capital ratio of 17.6% at 30 September 2007 maintains a buffer in excess of the Group's minimum acceptable ratios.

Tier 1 Capital before Deductions at 30 September 2007 increased by $1,839 million since 31 March 2007 largely due to the May 2007 capital raising of $750 million, organic growth through retained earnings and ordinary share capital created through the dividend reinvestment plan and the exercise of employee options.

Tier 1 Capital Deductions have increased from $1,327 million to $1,583 million over the same period mainly due to increased deductions for net future income tax benefits.

As a result of the above, net Tier 1 Capital grew by 27% to $7,479 million over the half-year to 30 September 2007.

Risk-weighted assets grew by 8% over the half-year to 30 September 2007 to $42.6 billion, representing a full-year growth rate of 16%.

The chart below shows the recent growth of Tier 1 Capital and change in the Tier 1 ratio.

Tier 1 Capital


Ordinary Equity ■ MIS □ CPS □ MIPS □
Tier 1 Deductions ■ Tier 1 Ratio —
Tier 1 Capital ($ billion)
Tier 1 Ratio (%)
10
9
8
7
6
5
4
3
2
1
0
-1
-2
20
18
16
14
12
10
8
6
4
2
0
Mar 1998
Mar 1999
Mar 2000
Mar 2001
Mar 2002
Mar 2003
Mar 2004
Mar 2005
Mar 2006
Mar 2007
Sep 2007

	Note	As at Sep 07 $m	Mar 07 $m	Sep 06 $m	Movement Mar 07 %	Sep 06 %
Capital Base						
Tier 1 Capital						
Ordinary share capital		**4,336**	3,103	2,889	*40*	*50*
Retained earnings	1	**3,351**	2,743	2,434	*22*	*38*
Reserves		**179**	143	117	*25*	*53*
Macquarie Income Securities		**391**	391	391	–	–
Macquarie Income Preferred Securities	2	**798**	841	869	*(5)*	*(8)*
Outside equity interest	3	**7**	2	2	*250*	*250*
APRA AIFRS transitional relief		**–**	–	214	–	*(100)*
Total Tier 1 Capital before Tier 1 Capital Deductions		**9,062**	7,223	6,916	*25*	*31*
Tier 1 Capital Deductions						
Equity investments in entities not in the field of finance	4	**(701)**	(687)	(1,090)	*2*	*(36)*
Intangible assets	5	**(193)**	(151)	(531)	*28*	*(64)*
Net future income tax benefit	6	**(629)**	(445)	(347)	*41*	*81*
Other Tier 1 Capital Deductions	7	**(60)**	(44)	(76)	*36*	*(21)*
Total Tier 1 Capital		**7,479**	5,896	4,872	*27*	*54*
Tier 2 Capital						
General provision for credit losses	8	**164**	152	142	*8*	*15*
Term subordinated debt	9	**2,574**	2,671	2,166	*(4)*	*19*
APRA AIFRS transitional relief		**–**	–	(66)	–	*(100)*
Other Upper Tier 2 Capital	10	**99**	90	74	*10*	*34*
Total Tier 2 Capital		**2,837**	2,913	2,316	*(3)*	*22*
Total Capital Deductions	11	**(2,692)**	(2,687)	(1,348)	*<1*	*100*
Total Capital		**7,624**	6,122	5,840	*25*	*31*
Risk-weighted assets		**42,599**	39,386	36,836	*8*	*16*
		%	%	%		
Tier 1 Capital Ratio		**17.6**	15.0	13.2		
Tier 2 Capital Ratio		**6.6**	7.4	6.3		
Total Capital Deductions		**(6.3)**	(6.9)	(3.6)		
Total Capital Ratio		**17.9**	15.5	15.9		

Macquarie's policy is to hold a level of capital that can be efficiently used in day-to-day activities while ensuring the existence of a sufficient buffer for growth over the medium term, and the ability to take advantage of opportunities as they arise.

Over the six months to 30 September 2007, Tier 2 Capital has decreased from 7.4% to 6.6% of risk-weighted assets, whilst total Capital Deductions grew from $2,687 million to $2,692 million over the half-year to 30 September 2007. Accordingly, the Total Capital ratio has increased from 15.5% to 17.9%.

Analysis of capital growth – half-year ended 30 September 2007

	Note	Tier 1 Capital $m	Total Capital $m
Balance as at 31 March 2007		5,896	6,122
Movements in ordinary share capital			
DRP participation relating to the 2007 final dividend		185	185
May 2007 capital raising (net of associated costs)		745	745
Shares created through the exercise of options		195	195
Other investments including employee and share purchase plans		79	79
Transfer from share based payment reserve		29	29
Movements in retained earnings			
Profit after income tax attributable to ordinary equity holders		1,060	1,060
Adjustments for differences in retained earnings between the accounting and regulatory groups	1, 12	(35)	(35)
Deferred fee income eligible for inclusion in Tier 1 Capital	1	7	7
2008 interim dividend	1	(393)	(393)
Estimated DRP participation relating to 2008 interim dividend	1	151	151
Reversal of estimated DRP on 2007 final dividend		(182)	(182)
Movements in reserves			
Foreign currency translation reserve		3	3
Employee option reserve		33	33
Movements in other sources of capital			
MIPS eligible for inclusion as Tier 1 Capital	2	(43)	(43)
Increase in outside equity interest	3	5	5
Decrease in term subordinated debt	9	–	(97)
Increase in available for sale reserve	10	–	3
Increase in general provision for credit losses (net of applicable tax)	8	–	12
Increase in Upper Tier 2 Capital		–	6
Movements in Deductions			
Increase in equity investments in entities not in the field of finance	4	(14)	(14)
Increase in intangible assets	5	(42)	(42)
Increase in net future income tax benefit	6	(184)	(184)
Increase in other deductions as required by APRA	7	(16)	(16)
Increase in total capital deductions	11	–	(5)
Balance as at 30 September 2007		7,479	7,624

Explanatory notes concerning composition of capital base

1. Retained earnings included above in Tier 1 Capital can be reconciled to the balance sheet as follows:

		As at			Movement	
	Note	Sep 07 $m	Mar 07 $m	Sep 06 $m	*Mar 07 %*	*Sep 06 %*
Retained earnings per balance sheet		**3,373**	2,795	2,374	*21*	*42*
Adjustments for differences in retained earnings between the accounting and regulatory groups	12	**184**	219	236	*(16)*	*(22)*
Add deferred fee income eligible for inclusion in Tier 1 Capital		**36**	29	25	*24*	*44*
Final/interim dividend not provided in financial statement		**(393)**	(482)	(312)	*(18)*	*26*
Estimated DRP participation		**151**	182	111	*(17)*	*36*
Retained earnings included in Tier 1 Capital		**3,351**	2,743	2,434	*22*	*38*

An interim 2008 ordinary dividend has been proposed of $393 million of which an estimated $151 million will be reinvested under Macquarie's dividend reinvestment plan.

The retained earnings of entities deconsolidated for regulatory purposes are excluded from Tier 1 Capital (refer note 12 for further detail).

2. Macquarie Income Preferred Securities (MIPS)
The MIPS balance is considered Innovative Residual Tier 1 Capital under APRA Prudential Standard APS 111. Residual Tier 1 Capital is limited to 20% of the Bank and/or Group's Tier 1 Capital before deductions, with any excess over this limit treated as Upper Tier 2 Capital. As Tier 1 Capital has grown since the instrument was issued, a greater proportion has qualified as Tier 1 Capital. At 30 September 2007, the MIPS balance was fully utilised as Tier 1 Capital. The Total Capital movement is due to changes in foreign currency exchange rates.

3. Outside equity interests
The outside equity interests included in Eligible Tier 1 Capital may differ from the outside equity interests (minority interests) in the Equity category of the statutory balance sheet, for example due to the exclusion of amounts relating to entities that are required to be deconsolidated for Capital Adequacy purposes (refer note 12).

4. Equity investments in entities not in the field of finance
APRA Prudential Standard APS 111 requires that equity investments in non-controlled entities that are not operating in the field of finance are deducted from Tier 1 Capital, unless certain criteria are met. These criteria allow the Bank to hold a portfolio of equity investments without incurring a Tier 1 Capital deduction where each individual investment does not exceed 0.25% of Tier 1 Capital before deductions and the total portfolio does not exceed 5% of Tier 1 Capital before deductions. Equity investments that do not meet these criteria must be deducted from Tier 1 Capital.

Equity investments that attracted a Tier 1 Capital deduction at Level 2 regulatory group as at 30 September 2007 include holdings in Macquarie European Infrastructure Fund, Macquarie Infrastructure Partners, Macquarie Korea Infrastructure Fund and Macquarie Korea Opportunities Fund.

5. Intangible assets
APRA requires intangible assets to be deducted from Tier 1 Capital. Intangibles deducted from Tier 1 Capital may differ from intangible assets in the consolidated balance sheet for several reasons, for example the intangible assets relating to controlled entities deconsolidated for regulatory purposes. Intangibles have increased over the period primarily due to the timing of equity investment acquisitions and disposals.

6. Net future income tax benefit (FITB)
APRA requires that net FITB be deducted from Tier 1 Capital, net of any allowable deferred tax liability. This net FITB may differ from the FITB in the consolidated balance sheet for several reasons, for example the exclusion of the FITB relating to controlled entities deconsolidated for regulatory purposes and the addition of a FITB relating to the general reserve for credit losses (see note 8).

7. Other Tier 1 Deductions
From 1 July 2006, Other Tier 1 Deductions include:
(i) Amounts included in the general reserve for credit losses (pre-tax) which have not already been deducted from retained earnings or current year earnings required by APRA prudential standards. This includes an amount over and above the collective loan loss provision allowed under Australian Accounting Standards which is recognised in the consolidated financial statements.
(ii) Equity accounting profit or loss recognised in the current year for investment in associates. No adjustment was required for equity accounted results under the previous APRA rules.

8. General reserve for credit losses
Any general reserve for credit losses required to be deducted from Tier 1 Capital qualifies as Upper Tier 2 Capital for APRA purposes. The amount eligible for inclusion is calculated net of the related FITB and is limited to a maximum of 1.25% of total risk-weighted exposures.

9. Term subordinated debt
The Bank's subordinated debt qualifies as Lower Tier 2 Capital, however APRA requires that the amount eligible for inclusion as Capital amortises by 20% per annum once the security is four years from maturity. Movements in subordinated debt are summarised in the table overleaf. Lower Tier 2 Capital is subject to a limit of 50% of net Tier 1 Capital.

10. Other Upper Tier 2 Capital
From July 2006, APS 111 allows 45% of pre-tax revaluation reserves on quoted readily marketable securities which are designated as available for sale to be included in Upper Tier 2 Capital. In addition 45% of the post-acquisition pre-tax reserves and undistributed profits and losses of associates are also included in Upper Tier 2 Capital.

11. Total Capital Deductions
Total Capital deductions include investments in controlled entities deconsolidated for regulatory purposes, guarantees in relation to controlled entities deconsolidated for regulatory purposes, first-loss guarantees and, from time to time, holdings of the capital instruments of other authorised deposit-taking institutions. The assets and earnings of controlled entities deconsolidated for regulatory purposes are excluded from the capital adequacy calculations, as noted in note 12.

12. Controlled entities deconsolidated for regulatory purposes
Certain controlled entities of the Bank are required to be deconsolidated from the regulatory group for Capital Adequacy purposes. These include entities conducting insurance, funds management or non-financial (commercial) operations. As these entities do not form part of the regulatory group, their retained earnings are removed from the retained earnings of the consolidated Group for the purposes of calculating Tier 1 Capital.

There are a number of other adjustments that are required for regulatory capital purposes for these entities in addition to the treatment of retained earnings. Equity investments held by these entities are deducted from Total Capital (see note 11). In addition, Tier 1 Capital must be adjusted for transactions that occur between a member of the regulatory capital group and a deconsolidated entity. The effects of such transactions have been removed on accounting consolidation, and therefore any profits or losses arising from these transactions are added back to Tier 1 Capital for the regulatory group.

Term subordinated debt

	Balance at 31 Mar 07 $m	Issued $m	Matured $m	Redeemed $m	Fair value through profit or loss $m	FX translation $m	Amortisation $m	**Balance at 30 Sep 07 $m**
Balance sheet amount – at amortised cost	1,783	–	–	–	–	(62)	–	**1,721**
Balance sheet amount – at fair value through profit or loss	888	–	–	–	(10)	(25)	–	**853**
Tier 2 Capital amount	2,671	–	–	–	(10)	(87)	–	**2,574**

Risk-weighted assets

Balance sheet risk-weighted assets	Amount $m	Risk weight %	**Risk adjusted asset Sep 07 $m**	Risk adjusted asset Mar 07 $m	Risk Adjusted asset Sep 06 $m
Cash, bullion, Commonwealth and State Governments	1,891	–	–	–	–
Local Governments, non-corporate public sector entities and banks	2,913	20	**583**	821	439
Mortgage loans and stockbroking debtors	10,518	50	**5,259**	3,529	3,061
Other assets – 100% risk weighting	27,209	100	**27,209**	26,343	26,157
Trading book assets [1]	69,205	–	–	–	–
Other assets [2]	12,940	–	–	–	–
Assets in APS 120 subsidiaries and securitisation vehicles	27,872	–	–	–	–
Total balance sheet risk-weighted assets	152,548		**33,051**	30,693	29,657

[1] These items are included in the calculation of market risk risk-weighted assets.
[2] Includes life insurance investment assets, assets generating capital deductions and segregated futures funds.

Off-balance sheet risk-weighted assets	Nominal amount $m	Credit conversion factor	Credit equivalent amount $m	Risk weight %	**Risk adjusted asset Sep 07 $m**	Risk adjusted asset Mar 07 $m	Risk adjusted asset Sep 06 $m
Guarantees, letters of credit and endorsements	418	50-100	342	0-100	**298**	292	324
Forward purchases and undrawn commitments	12,819	0-100	2,459	0-100	**2,402**	3,196	2,192
Foreign exchange, interest rate and other market related transactions	595,919	n/a	13,115	0-50	**4,338**	3,851	3,399
Total off-balance sheet risk-weighted assets					**7,038**	7,339	5,915

Market risk	99% 10 day VAR $m	Multiplier	Capital charge $m	Conversion factor	**Risk adjusted asset Sep 07 $m**	Risk adjusted asset Mar 07 $m	Risk adjusted asset Sep 06 $m
Interest rates – general market risk	4.67						
Equities – general market risk	22.50						
Equities – specific risk	15.04						
Foreign exchange and bullion	7.30						
Commodities	22.39						
Aggregate	43.92	3	131.77	12.5	**1,647**	712	664
Surcharge for equities event and default risk			15.04	12.5	**188**	53	74
Debt securities specific risk (standard method)			53.97	12.5	**675**	589	526
Total market risk risk-weighted assets					**2,510**	1,354	1,264
Total risk-weighted assets					**42,599**	39,386	36,836

4.1 Balance Sheet

	As at			Movement	
	Sep 07 $m	Mar 07 $m	Sep 06 $m	*Mar 07 %*	*Sep 06 %*
Assets					
Cash and balances with central banks	**3**	3	9	*–*	*(67)*
Due from banks	**6,887**	6,120	4,086	*13*	*69*
Cash collateral on securities borrowed and reverse repurchase agreements	**22,367**	25,909	13,039	*(14)*	*72*
Trading portfolio assets	**16,693**	15,518	13,756	*8*	*21*
Loan assets held at amortised cost	**49,911**	45,796	42,631	*9*	*17*
Other financial assets at fair value through profit or loss	**4,412**	2,779	2,893	*59*	*53*
Derivative financial instruments – positive values	**16,991**	11,913	11,216	*43*	*51*
Other assets	**10,103**	10,444	6,976	*(3)*	*45*
Investment securities available for sale	**12,092**	6,060	4,139	*100*	*192*
Intangible assets	**101**	100	168	*1*	*(40)*
Life investment contracts and other unit holder assets	**6,363**	5,847	5,610	*9*	*13*
Interest in associates and joint ventures using the equity method	**4,784**	4,071	3,571	*18*	*34*
Property, plant and equipment	**277**	378	337	*(27)*	*(18)*
Deferred income tax assets	**639**	457	393	*40*	*63*
Assets and disposal groups classified as held for sale	**835**	994	3,813	*(16)*	*(78)*
Total assets	**152,458**	136,389	112,637	*12*	*35*
Liabilities					
Due to banks	**5,016**	4,127	3,724	*22*	*35*
Cash collateral on securities lent and repurchase agreements	**16,945**	7,489	8,241	*126*	*106*
Trading portfolio liabilities	**9,875**	15,922	6,500	*(38)*	*52*
Derivative financial instruments – negative values	**15,555**	11,069	10,461	*41*	*49*
Deposits	**12,305**	12,403	10,249	*(1)*	*20*
Debt issued at amortised cost	**55,304**	51,365	42,317	*8*	*31*
Other financial liabilities at fair value through profit or loss	**5,744**	5,552	5,685	*3*	*1*
Other liabilities	**12,600**	11,958	8,072	*5*	*56*
Current tax liabilities	**222**	132	246	*68*	*(10)*
Life investment contracts and other unit holder liabilities	**6,355**	5,781	5,530	*10*	*15*
Provisions	**170**	153	149	*11*	*14*
Deferred income tax liabilities	**106**	78	53	*36*	*100*
Liabilities of disposal groups classified as held for sale	**272**	170	2,443	*60*	*(89)*
Total liabilities excluding loan capital	**140,469**	126,199	103,670	*11*	*35*
Loan capital					
Subordinated debt at amortised cost	**1,721**	1,783	1,252	*(3)*	*37*
Subordinated debt at fair value through profit or loss	**853**	888	914	*(4)*	*(7)*
Total liabilities	**143,043**	128,870	105,836	*11*	*35*
Net assets	**9,415**	7,519	6,801	*25*	*38*

continued on next page

	As at			Movement	
	Sep 07 $m	Mar 07 $m	Sep 06 $m	*Mar 07 %*	*Sep 06 %*
Equity					
Contributed equity					
Ordinary share capital	**4,336**	3,103	2,889	*40*	*50*
Treasury shares	**(10)**	(7)	(2)	*43*	*large*
Macquarie Income Securities	**391**	391	391	–	–
Reserves	**513**	380	265	*35*	*94*
Retained earnings	**3,373**	2,795	2,374	*21*	*42*
Total capital and reserves attributable to equity holders	**8,603**	6,662	5,917	*29*	*45*
Minority interest	**812**	857	884	*(5)*	*(8)*
Total equity	**9,415**	7,519	6,801	*25*	*38*

During the six months to 30 September 2007, Macquarie's total assets increased 12% to $152.5 billion. Total equity was up 25% since March 2007 to $9.4 billion at September 2007.

The increase in total assets for the half-year was largely driven by an increase in Investment Securities Available for Sale to $12.1 billion, almost double the balance at 31 March 2007. The growth in this asset class was due to increased investment in money market instruments used for currency and liquidity management purposes. The increase in Derivative Financial Instruments – Positive Values, up 43% since March 2007 to $17.0 billion, was largely due to the movements in commodity prices and foreign exchange rates.

A reduction in short stock trading during the half decreased Cash Collateral on Securities Borrowed and Reverse Repurchase Agreements from $25.9 billion at March 2007 to $22.4 billion at September 2007, while an increase in long stock trading increased Cash collateral on Securities Lent and Reverse Repurchase Agreements to $16.9 billion at September 2007 (from $7.5 billion at March 2007).

Loan assets (excluding mortgages SPVs) totalled $28.1 billion at September 2007, up 9% since March 2007 and 20% since September 2006. The largest contributors to growth since September 2006 were margin lending and equities lending and mortgages. Increase in loan assets (excluding mortgages SPVs) since September 2006 is shown in the chart below.

Loan assets held at amortised cost (excluding mortgages SPVs)
$ billion
Mortgages □ Property Other lending □ Banking □ Treasury and Commodities □ Clearing houses □ Macquarie Capital Finance: Other ■ Macquarie Capital Finance: Leasing ■ Margin lending and equities lending ■


30
25
20
15
10
5
0
Sep 2006
Mar 2007
Sep 2007

Net assets and disposal groups classified as held for sale decreased from $824 million at 31 March 2007 to $563 million at 30 September 2007. The decrease was attributable to disposals of various held for sale assets, including ATM Solutions and Macquarie's interest in Boart Longyear.

Profit for the period was a significant contributor to total equity rising 25% over the half to $9.4 billion at September 2007. Ordinary share capital increased 40% since March 2007 to $4.3 billion at 30 September 2007, which was due largely to the $750 million raised in the institutional private placement in May 2007, the $79 million raised in the share purchase plan in June 2007 and the exercise of employee share options during the period.

Net tangible assets (NTA) per ordinary share at September 2007 was $27.55 (March 2007: $22.62; September 2006: $13.89). Macquarie views disposal groups held for sale as an investment that will be fully recovered, including the associated intangible assets. Including the intangibles (net of associated deferred tax assets and liabilities) within assets and disposal groups held for sale, the NTA per ordinary share would have been $27.95 (March 2007: $22.81; September 2006: $20.10).

4.2 Loan Asset Quality

	As at/half-year to			Movement	
	Sep 07 $m	Mar 07 $m	Sep 06 $m	*Mar 07 %*	*Sep 06 %*
Total loan assets including mortgage securitisation special purpose vehicles	**49,911**	45,796	42,631	*9*	*17*
Less securitisation special purpose vehicles[1] and segregated futures funds[2]	**(23,427)**	(23,888)	(21,360)	*(2)*	*10*
Loan assets	**26,484**	21,908	21,271	*21*	*25*
Impaired assets[3] with specific provisions for impairment	**217**	166	173	*31*	*25*
Less specific provisions	**(71)**	(78)	(66)	*(9)*	*8*
Net impaired assets	**146**	88	107	*66*	*36*
Net loan losses (net provision release)	**(4)**	21	8	*(119)*	*(150)*
	%	%	%		
Net impaired assets/loan assets	**0.55**	0.40	0.50		
Net loan losses/loan assets	**(0.02)**	0.10	0.04		

	As at/half-year to			Movement	
	Sep 07 $m	Mar 07 $m	Sep 06 $m	*Mar 07 %*	*Sep 06 %*
Net loan losses (profit or loss impact)					
provided during the period	**20**	26	10	*(23)*	*100*
recovery of loans previously provided for	**(28)**	(7)	(6)	*300*	*large*
loan losses written-off	**8**	4	5	*100*	*60*
recovery of loans previously written-off	**(4)**	(2)	(1)	*100*	*300*
Total net (income)/charge for loan losses	**(4)**	21	8	*(119)*	*(150)*

[1] Includes mortgage and lease securitisation vehicles. In relation to the mortgage securitisation special purpose vehicles, Macquarie's exposure is largely mitigated by credit insurance. Loan losses in these vehicles are immaterial.
[2] Macquarie is not at risk for segregated futures funds.
[3] Impaired assets have been reported in accordance with AASB 139 and include loan assets and impaired items in respect of derivative financial instruments and unrecognised contingent commitments.

The strength of Macquarie's risk management practices and policies is reflected in its asset quality. For the period, there was a net recovery of loan losses of $4 million.

While global credit markets suffered significant disruption during the September quarter, which affected the mortgages businesses and reduced volumes in debt markets, Macquarie had no unusual trading exposures, provisions or write-downs as Macquarie's main business focus is providing services to clients rather than principal trading. Furthermore, credit quality in Macquarie's mortgage portfolio is high across all countries. Default rates continue to be low by industry standards.

4.3 Equity Investments

Equity investments fall into three broad categories: investment securities available for sale (AVS); investments in associates; and assets and disposal groups held for sale (HFS). The classification is driven by a combination of the level of influence Macquarie has over the investment and management's intention with respect to the holding of the asset in the short term.

AVS assets are investments where Macquarie does not have significant influence or control and are intended to be held for an indefinite period. These assets are not actively traded and may be sold when the opportunity arises, which includes changes in financial market conditions.

Associates are entities over which Macquarie has significant influence, but not control. Investments in associates may be further classified as HFS associates, investments in Macquarie-managed funds and other investments that are not held for sale.

HFS assets are those that have a high probability of being sold within 12 months to external parties, including an existing or proposed Macquarie-managed fund.

For the purposes of the analysis below, equity investments are grouped into the following three categories:

- AVS and other associates that are not held for sale and are not investments in a Macquarie-managed fund
- Investments in listed and unlisted Macquarie-managed funds
- HFS investments, including associates and disposal groups.

Total equity investments at 30 September 2007 were $5,985 million. This consisted of the following categories listed in the table below.

	Balance Sheet $m	Adjustment[1] $m	Cost $m
Balance sheet categories			
Investment securities available for sale — equity	1,019	(381)	638
Interest in associates and joint ventures using the equity method	4,784	—	4,784
Net assets of disposal groups classified as held for sale	563	—	563
Total	6,366	(381)	5,985
Equity investment analysis categories			
Macquarie-managed funds			3,162
Other AVS and other associates			2,260
Held for sale			563
Total			5,985

[1] The adjustment relates to fair value adjustments made since acquisition. These fair value adjustments are taken to the AVS reserve, net of any impairment provisions. The fair value adjustment is recognised in the income statement when the investment is sold.

Available for sale and other associates

AVS are initially recognised at cost and revalued in subsequent periods to recognise changes in the assets' fair value with these revaluations included in the AVS equity reserve. Fair values of quoted investments in active markets are based on current bid prices. Fair values of unlisted securities or investments in non-active markets are based on valuation techniques. If and when the AVS asset is sold or impaired, the cumulative unrealised gain or loss will be recognised in the income statement.

Associates that are not held for sale are carried at cost and equity-accounted. Macquarie's share of the investment's post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised within equity.

AVS and other associates have increased by 48% since March 2007. Most of this increase was due to a number of associate acquisitions during the period, with no individually significant items.

The chart below shows the level of AVS investments and investments in other associates at the original cost. The chart also shows the unrealised gain on these investments of approximately $337 million at 30 September 2007. For AVS investments, the unrealised gain is the amount recognised in the AVS equity reserve. For other associates, the unrealised gain is only calculated for listed investments. Investments in unlisted associates are to be carried at market value and therefore no unrealised gain is assumed. The result is a conservative estimate of the overall unrealised gain.

AVS and other associates
$ million
Cost ■ Unrealised gain ■


3000
2500
2000
1500
1000
500
0
Sep 2006
Mar 2007
Sep 2007

Macquarie-managed funds

Investments in Macquarie-managed funds totalled $3.2 billion, which was a small increase since March 2007. However, during the period Macquarie disposed of its interest in Macquarie ProLogis Trust.

The total unrealised gain on these investments at 30 September 2007 was approximately $856 million, slightly down on the unrealised gain at 31 March 2007, mainly due to a reduction in the share prices of a number of listed funds.

Macquarie-managed funds
$ million
Cost ■ Market value[1]


4500
4000
3500
3000
2500
2000
1500
1000
500
0
Sep 2006
Mar 2007
Sep 2007

[1] Market value is calculated as the carrying value for unlisted investments, plus the market value of listed investments.

Some of the significant unrealised gains on investments held in listed Macquarie-managed funds at 30 September 2007 are shown below.

	Carrying value $m	Market value at Sep 07 $m	Unrealised gain at Sep 07 $m
Macquarie Airports	739	1,231	492
Macquarie Communications Infrastructure Group	367	520	153
Macquarie Infrastructure Company	44	87	43
Macquarie Media Group	158	194	36
Macquarie Korea Infrastructure Fund	76	110	34
Macquarie Capital Alliance Group	145	176	31
Total	1,529	2,318	789

Held for sale

Held for sale assets at 30 September 2007 were $563 million, a decrease of 32% since March 2007. Disposals in the six months to 30 September 2007 included interests in Taiwan Broadband Communications, Macquarie New York Parking (Icon Parking), Red Bee Media, Boart Longyear and ATM Solutions. The chart at right shows the movements during the period in the balance of held for sale assets.

Movements in HFS assets

$ million

Balance at period end ■ Acquisitions/increases ■

Divestments/decreases □



1400
1200
1000
800
600
400
200
0
Mar 2007
Increases 1H08
Decreases 1H08
Sep 2007

5.1 Assets Under Management

	As at			Movement	
	Sep 07 $m	Mar 07 $m	Sep 06 $m	*Mar 07 %*	*Sep 06 %*
Specialist funds					
Infrastructure	**121,602**	100,107	69,125	*21*	*76*
Real Estate	**18,714**	18,297	17,917	*2*	*4*
Other	**17,406**	12,898	10,650	*35*	*63*
Total specialist funds	**157,722**	131,302	97,692	*20*	*61*
Funds management and financial services					
Retail	**21,601**	17,204	16,100	*26*	*34*
Wholesale	**44,752**	48,680	39,618	*(8)*	*13*
Total funds management and financial services	**66,353**	65,884	55,718	*1*	*19*
Total assets under management	**224,075**	197,186	153,410	*14*	*46*

Assets under management (AUM) provides a consistent basis for measuring the scale of Macquarie's funds management activities across Macquarie's operating groups. AUM is calculated as the proportional ownership interest in the underlying assets of Macquarie-managed funds plus other assets managed on behalf of third parties that are not Macquarie-managed funds. This calculation is adjusted to exclude cross-holdings between Macquarie-managed funds, and is further adjusted to reflect Macquarie's proportional ownership interest in the relevant fund manager.

AUM is categorised into five sub-categories across specialist and non-specialist activities:

- Specialist activities: Infrastructure, Real Estate and Other.
- Non-specialist activities: managed investments for retail and wholesale clients.

Overall growth in AUM since September 2006 has been substantial, up 46% to $224.1 billion at 30 September 2007. AUM growth was stronger in the six months to March 2007, which included the acquisition of Thames Water by a consortium led by MEIF and MEIF II. Since March 2007, the strengthening of the Australian dollar impacted the valuation of assets denominated in foreign currency, and more recently the downturn in global credit markets slowed the rate of growth.

With such a large percentage of AUM located outside of Australia, changes in exchange rates can have a significant impact on the overall value of AUM. For the half-year to 30 September 2007, the Australian dollar has strengthened substantially from $US/$ of $0.8104[1] at 31 March 2007 to $0.8855[1] at 30 September 2007.

Macquarie's funds management activities continue to be focussed on offshore growth, with ongoing demand for unlisted funds. Over 79% of specialist funds' assets are located offshore (up from 77% at September 2006). Of the $13.8 billion in equity raised over the six months to 30 September 2007, 79% came from international investors, with 79% of the total invested into unlisted funds or syndicates.

[1] Represents the $US/$ noon buying rate at the respective dates.

AUM by fund type
$ billion
FSG/FMG Wholesale ◻ FSG/FMG Retail ▩
Other ■ Real Estate ◻ Infrastructure ■



250
200
150
100
50
0
Mar 2005
Sep 2005
Mar 2006
Sep 2006
Mar 2007
Sep 2007

Infrastructure funds

Infrastructure AUM at 30 September 2007 totalled $121.6 billion, up 76% on the prior corresponding period and up 21% since March 2007. The growth in Infrastructure AUM since March 2007 was primarily due to acquisitions by existing funds.
Acquisitions included:

— Macquarie European Infrastructure Fund II (MEIF II) and Macquarie Communications Infrastructure Group (MCG) – joint acquisition of Airwave (for a total of £1.9 billion in April 2007), which provides secure digital radio communications to the police, fire and ambulance services and other public safety customers in Great Britain; and acquisition (through Arqiva) of 100% of National Grid Wireless for £2.5 billion. National Grid Wireless is a provider of national broadcast transmission services and wireless site leasing, as well as owner and operator of digital terrestrial television spectrum in the UK. MEIF II, MCG and other Macquarie-managed funds have a combined 70% interest in Arqiva.

— Consortium led by Macquarie Infrastructure Partners (MIP) and MCG – acquisition of Global Tower Partners, which owns and operates towers and sites for wireless communications services in the US, for an enterprise value of $US1.4 billion in July 2007.

— Macquarie Infrastructure Company (MIC) – acquisition of the following Fixed Based Operations (FBO): Mercury and San Jose networks for $US428.7 million and $US163.4 million respectively in August 2007 and the financial close of the Supermarine FBO network for $US90.2 million in June 2007. These businesses were integrated with MIC's existing FBO business which provides fuel and fuel-related services, terminal services and aircraft hangarage in the US. Including these acquired networks, MIC operates a total of 69 FBOs, the largest such network in the US (by number of sites).

— Macquarie European Infrastructure Fund (MEIF) – financial close of a 49% economic interest in Obragas Net in July 2007. Obragas Net is the fifth largest gas distribution network in the Netherlands.

— Macquarie Airports (MAp) – acquisition of 7.51% interest in Japan Airport Terminal (JAT) in September 2007. JAT is listed on the Tokyo Stock Exchange and owns, manages and operates the three passenger terminals at Haneda Airport in Tokyo.

— Macquarie Power and Infrastructure Income Fund (MPT) – acquisition of Clean Power Income Fund, which is an open-ended investment trust with renewable energy power-generating facilities primarily located in Canada. The acquisition closed in June 2007.

- Consortium led by DUET Group (DUET) and MIP – financial close of Duquesne Light Holdings (May 2007), which provides electricity distribution and transmission services to approximately 587,000 customers in the Pittsburgh area in the US.
- African Infrastructure Investment Fund (AIIF) and Kagiso Infrastructure Empowerment Fund (KIEF) – acquisition of a 47.4% interest in Kelvin Power Station in Johannesburg, South Africa in August 2007.

Disposals by infrastructure funds during the six months to 30 September 2007 included Macquarie Airport Group's (MAG) disposal of its 24.1% stake in Birmingham Airport (September 2007) and the disposal of an interest in Rome Airport by MAG, MAp and Macquarie Global Infrastructure Fund (GIF) (July 2007).

During September 2007, the launch of Macquarie European Infrastructure Fund III (MEIF III) was announced. Marketing to institutional investors for MEIF III is progressing well.

Real Estate funds

Real Estate's AUM at 30 September 2007 rose 4% over the prior corresponding period to $18.7 billion. The increase was attributable to Real Estate funds' asset acquisitions and the acquisition (in joint venture with Goodman Group) of J-REP, a Japanese-listed logistics property specialist, partially offset by ProLogis, Macquarie's joint venture management partner, acquiring Macquarie ProLogis Trust in July 2007.

Acquisitions by Real Estate funds during the six months to 30 September 2007 included the following:

- Macquarie Direct Property Fund (MDPF) – acquired seven direct properties throughout Australia and its first direct property investment in Asia (Japan).
- Macquarie Office Trust (MOF) – entered the Asian market with the acquisition of three properties in Tokyo, Japan for ¥8.2 billion ($86 million) and undertook several transactions in the US, including the acquisition of Blackstone Group's 25% interest in Pasadena Towers, Pasadena and SunTrust Centre, Orlando, for $US110 million; giving MOF 100% ownership of the two assets. MOF also acquired the SunTrust Financial Centre, in Tampa, Florida for $US117.5 million as well as the remaining 50% interest in Promenade II, Atlanta, for $US122 million in June. In Australia, MOF acquired Eastpoint Plaza, Perth for $56.8 million and 59 Goulburn St, Sydney for $92.5 million.
- Macquarie CountryWide Trust (MCW) – acquired a 60% interest in a portfolio of 32 grocery anchored shopping centres in the US for approximately $US264 million in July, coupled with its first European acquisition of seven European shopping centres (five in Poland and two in Germany) for a total consideration of €350 million in April.
- Macquarie MEAG Prime REIT (MMPR) acquired its first assets in Japan and China.
- Macquarie Leisure Trust Group acquired the Goodlife Health Club chain for $60 million.
- Significant capital raising and asset acquisitions by Macquarie Global Property Advisors (Macquarie 49% interest) and Macquarie Goodman Asia (Macquarie 50% interest). Macquarie Goodman Asia made a strategic acquisition of 50.1% of J-REP.

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Other specialist funds
Growth in Other specialist AUM of 63% on the prior corresponding period to $17.4 billion was predominately due to the launch of new funds including:

- new classes of investments in the MQ funds
- Macquarie Pastoral Fund
- Macquarie reFleXion 2008 series
- Macquarie Fusion Funds series 12 release.

Funds management and financial services funds
Growth in Non-specialist AUM was largely due to inflows into the Cash Management Trust (CMT). The CMT closed at $18.1 billion at 30 September 2007, up 38% on the prior corresponding period. The CMT benefited from changes in Australian superannuation legislation. Large inflows were also seen in Global and Asian REIT products and equities.

The growth in Non-specialist AUM during the period was offset by the sale of Macquarie's 65% interest in the Korean joint venture, Macquarie-IMM, to Goldman Sachs Asset Management in September 2007. Prior to the sale, Macquarie had $4.3 billion of assets under management via the Macquarie-IMM joint venture.

Regional growth
The charts below show the distribution of AUM into the main geographical regions at 30 September 2007 and 2006. These charts include Non-specialist funds managed by FMG/FSG, which are predominantly located in Australia.

Macquarie manages assets located in over 35 countries. At 30 September 2007, the percentage of total AUM (by value) located offshore had increased from 53% in the prior corresponding period to 58%.

AUM by region (all funds)
as at 30 September 2007
Americas ■ Asia-Pacific ▣ Australia ■
Europe, Africa and Middle East □


17%
7%
34%
42%

AUM by region (all funds)
as at 30 September 2006
Americas ■ Asia-Pacific ▣ Australia ■
Europe, Africa and Middle East □


15%
9%
29%
47%

The charts below exclude the non-specialist AUM, thereby depicting the geographic spread of Specialist fund assets only (by value) at 30 September 2007 and 2006. These charts show a small growth in the level of assets managed outside Australia (from 77% at 30 September 2006 to 79% at 30 September 2007), however the relative geographic mix has largely remained unchanged over the past year. The 3% increase in Europe, Africa and Middle East to 49% was largely due to the acquisition of Thames Water.

AUM by region (specialist only)
as at 30 September 2007
Americas ■ Asia-Pacific □ Australia ■
Europe, Africa and Middle East □


21%
23%
7%
49%

AUM by region (specialist only)
as at 30 September 2006
Americas ■ Asia-Pacific □ Australia ■
Europe, Africa and Middle East □


23%
23%
8%
46%

Assets under management by industry sector

The chart below shows the diversity of industry sectors over which Macquarie's AUM are spread at 30 September 2007. The split is broadly comparable to the prior corresponding period, with the exception of the Utilities sector, which more than doubled due to the acquisition of Thames Water. The Non-specialist sector decreased from 35% to 29% of total AUM largely due to a combination of growth in Specialist AUM and the sale of Macquarie-IMM.

AUM by sector
as at 30 September 2007
Retail Property ■ Commercial Property □
Industrial Property ■ Communications □
Utilities □ Roads □ Airports □ Tourism/Leisure and
Residential Real Estate ■ Investment Funds ■
Other ■ Non-specialist funds □


1%
4%
1%
8%
15%
15%
8%
4%
4%
11%
29%

Assets under management
(Real Estate, certain Infrastructure and Other specialist funds and Non-specialist funds)
The earning of base fees is more closely aligned with the AUM measure for Real Estate and Non-specialist funds; and certain Infrastructure and Other specialist funds.

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	Holding 30 Sep 2007 (%)[1]	Assets under management As at Sep 07 $m	Mar 07 $m	Sep 06 $m
Specialist funds							
Infrastructure							
Macquarie/First Trust Global Infrastructure/Utilities Dividend and Income Fund	100	Mar 04	Listed on NYSE	—	**301**	419	444
Macquarie Global Infrastructure Total Return Fund	100	Aug 05	Listed on NYSE	<1	**823**	865	774
Total listed Infrastructure					**1,124**	1,284	1,218
Total unlisted Infrastructure					**2,712**	514	—
Total Infrastructure (excluding those disclosed in EUM)					**3,836**	1,798	1,218
Real Estate							
J-REP Co. Limited[2]	26	Jun 06	Listed on TOK	26	**221**	—	—
Macquarie Central Office Corporate Restructuring REIT	100	Jan 04	Listed on KRX	20	**213**	226	239
Macquarie CountryWide	100	Nov 95	MCW	10	**5,226**	5,064	5,169
Macquarie DDR	50	Nov 03	MDT	2	**1,321**	1,349	1,417
Macquarie Leisure	100	Jul 98	MLE	6	**760**	611	519
Macquarie MEAG Prime REIT	50	Sep 05	Listed on SGX	26	**695**	621	569
Macquarie Office	100	Nov 93	MOF	7	**6,477**	5,705	5,374
Macquarie ProLogis[3]	—	Jun 02	MPR	—	**—**	1,098	1,089
Total listed Real Estate					**14,913**	14,674	14,376
Total unlisted Real Estate					**3,801**	3,623	3,541
Total Real Estate					**18,714**	18,297	17,917
Other							
Macquarie Fortress Australia Notes Trust	67	May 05	MFNHA	2	**445**	624	559
Macquarie New Zealand Fortress Notes Trust	67	May 05	Listed on NZX	—	**76**	104	89
Macquarie Private Capital Group	100	Mar 05	MPG	<1	**63**	59	58
Total listed Other					**584**	787	706
Total unlisted Other					**8,660**	5,016	3,801
Total Other (excluding those disclosed in EUM)					**9,244**	5,803	4,507

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	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	Holding 30 Sep 2007 (%)[1]	Assets under management As at Sep 07 $m	Mar 07 $m	Sep 06 $m
Funds management and financial services							
Retail	100	Unlisted			**21,601**	17,204	16,100
Wholesale							
Macquarie Funds Management	100	Unlisted			**44,092**	42,668	33,447
Macquarie-IMM Investment Mgt Co. Ltd.[4]	–	Unlisted			**–**	5,414	5,656
Brook Asset Management	49	Unlisted			**660**	598	515
Total Funds management and financial services					**66,353**	65,884	55,718

Holding at 30 September 2007 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their controlled entities.
Acquired in joint venture with Goodman Group in June 2007.
Disposed of investment in joint venture fund manager to ProLogis in July 2007.
Disposed of investment in Macquarie-IMM in September 2007.

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5.2 Equity Under Management
Although funds management base fees for Real Estate specialist funds, certain Other specialist funds and Non-specialist funds are closely aligned with the AUM measure, base fees for most Infrastructure funds and various Other specialist funds are more closely aligned to an Equity Under Management (EUM) measure used by Macquarie Capital Funds. The EUM calculation differs for listed funds, unlisted funds, hybrid securities and managed assets as described below.

Type of equity investment	Basis of EUM calculation
Listed funds	Market capitalisation at the measurement date plus underwritten or committed future capital raisings
Unlisted funds	Committed capital from investors at the measurement date less called capital subsequently returned to investors
Hybrid instruments	Face value of TICkETS and of exchangeable bonds
Managed assets[1]	Invested capital at measurement date

[1] Managed assets include:
- third party equity invested in Macquarie Capital Funds managed assets where management fees may be payable to Macquarie; and
- interests in assets held directly by Macquarie and managed by Macquarie Capital Funds, acquired with a view that they may be sold into new or existing Macquarie Capital Funds managed funds.


EUM
Underwritten or committed future capital raisings
EUM
Listed funds
Unlisted funds

If the fund is managed through a joint venture with another party, the EUM amount is then weighted based on Macquarie's proportionate economic interest in the joint venture management entity. At 30 September 2007, this applied to MKIF and DUET, which are weighted at 50% in the table overleaf, and certain other unlisted funds.

Where a fund's EUM is denominated in a foreign currency, amounts are translated to Australian dollars at the exchange rate prevailing at the measurement date.

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Equity under management

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	Holding 30 Sep 2007 (%)[1]	Equity under management As at Sep 07 $m	Mar 07 $m	Sep 06 $m
Listed funds							
Market capitalisation							
ConnectEast Group	100[2]	Nov 04	CEU	3	**2,093**	1,871	1,600
DUET Group	50	Aug 04	DUE	2	**1,016**	815	684
Macquarie Airports	100	Apr 02	MAP	19	**7,476**	6,857	5,189
Macquarie Capital Alliance Group	100	Apr 05	MCQ	17	**1,010**	1,026	895
Macquarie Communications Infrastructure Group	100	Aug 02	MCG	17	**3,125**	2,625	2,448
Macquarie Infrastructure Company	100	Dec 04	Listed on NYSE	5	**1,903**	1,825	1,137
Macquarie Infrastructure Group	100	Dec 96	MIG	2	**7,732**	9,903	8,099
Macquarie International Infrastructure Fund	100	May 05	Listed on SGX	8	**1,070**	1,158	1,026
Macquarie Korea Infrastructure Fund	50	Mar 06	Listed on KRX and LSE	4	**1,394**	1,501	1,462
Macquarie Media Group	100	Nov 05	MMG	20	**924**	929	603
Macquarie Power and Infrastructure Income Fund[3]	100	Apr 04	Listed on TSX	–	**533**	306	368
Southern Cross FLIERS Trust[4]	100	Aug 02	SCF	–	**–**	–	663
Total listed funds – market capitalisation					**28,276**	28,816	24,174
Underwritten or committed future capital raisings							
Macquarie Media Group					**–**	–	410
Total listed funds – underwritten or committed future capital raisings					**–**	–	410
Total Macquarie Capital Funds equity under management – Listed funds					**28,276**	28,816	24,584
Unlisted funds							
Macquarie European Infrastructure Fund II					**7,447**	6,694	1,977
Macquarie Infrastructure Partners					**4,506**	4,946	882
Other unlisted funds					**7,524**	7,513	6,843
Total Macquarie Capital Funds equity under management – Unlisted funds					**19,477**	19,153	9,702
Less Macquarie Capital Funds funds' investments in other Macquarie Capital Funds funds					**(564)**	(975)	(1,053)
Total Macquarie Capital Funds equity under management – Listed and unlisted funds					**47,189**	46,994	33,233
Hybrid instruments[5]					**1,854**	925	917
Macquarie managed assets – Invested capital[6]					**7,195**	7,291	4,456
Total Macquarie Capital Funds equity under management					**56,238**	55,210	38,606

[1] Holding at 30 September 2007 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their controlled entities.
[2] ConnectEast Management Limited (CEML), a wholly-owned subsidiary of Macquarie, is the responsible entity of ConnectEast Investment Trust and ConnectEast Holding Trust, for which it is paid a fee of $1 million per annum (indexed to CPI). CEML has outsourced the day-to-day management of the ConnectEast Group to ConnectEast Pty Limited, a company wholly-owned by the trusts.
[3] Excludes Class B exchangeable units.
[4] Southern Cross FLIERS Trust was delisted in December 2006.
[5] Hybrid instruments include Tradeable Interest-Bearing Convertible to Equity Trust Securities (TICkETS) issued by Macquarie Airports Reset Exchange Securities Trust and Exchangeable Bonds issued by Macquarie Communications Infrastructure Group.
[6] Includes $0.7 billion of equity invested by Macquarie in assets managed by Macquarie Capital Funds.

5.3 Base and Performance Fees

The table below show the management fees earned from each listed fund, management fees from all unlisted funds and management fees received for managing assets on behalf of third parties that are not Macquarie-managed funds.

	Half-year to		
	Sep 07 $m	Mar 07 $m	Sep 06 $m
Base fees			
Listed funds			
Infrastructure			
ConnectEast Group	**0.5**	0.5	0.5
DUET Group	**3.8**	—	—
Macquarie Airports	**38.3**	35.6	26.5
Macquarie Communications Infrastructure Group	**20.7**	14.3	13.6
Macquarie/First Trust Global Infrastructure/ Utilities Dividend and Income Fund	**1.0**	0.9	0.9
Macquarie Global Infrastructure Total Return Fund	**3.7**	3.7	3.6
Macquarie Infrastructure Company	**13.6**	11.5	10.1
Macquarie Infrastructure Group	**38.6**	40.6	44.4
Macquarie International Infrastructure Fund	**7.0**	5.2	4.6
Macquarie Power and Infrastructure Income Fund	**0.9**	0.7	0.7
Southern Cross FLIERS Trust	—	0.1	0.2
Total Infrastructure	**128.1**	113.1	105.1
Real Estate			
Macquarie CountryWide	**4.6**	4.6	3.6
Macquarie Leisure Group	**1.6**	1.6	0.6
Macquarie Office Trust	**9.1**	8.0	7.4
Macquarie Central Office Corporate Restructuring-REIT	**0.9**	0.9	0.8
Total Real Estate	**16.2**	15.1	12.4
Other			
Macquarie Capital Alliance Group	**7.7**	7.3	6.9
Macquarie Fortress Australia Notes Trust	**1.5**	1.8	2.7
Macquarie Media Group	**6.9**	7.2	7.3
Macquarie New Zealand Fortress Notes Trust	**0.3**	0.3	0.4
Macquarie Private Capital Group	**0.6**	0.3	0.3
Total Other	**17.0**	16.9	17.6
Total listed funds	**161.3**	145.1	135.1
Unlisted funds			
Specialist funds	**150.6**	178.9	64.4
Non-specialist funds	**159.6**	140.1	121.6
Total unlisted funds	**310.2**	319.0	186.0
Managed assets	**5.7**	—	—
Total base fee income	**477.2**	464.1	321.1

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	Half-year to		
	Sep 07 $m	Mar 07 $m	Sep 06 $m
Performance fees			
Listed funds			
Infrastructure			
DUET Group	**21.3**	–	–
Macquarie Communications Infrastructure Group	–	13.4	–
Macquarie Infrastructure Company	**50.1**	1.2	–
Macquarie International Infrastructure Fund	**2.4**	–	–
Macquarie Power and Infrastructure Income Fund	–	2.0	–
Total Infrastructure	**73.8**	16.6	–
Real Estate			
Macquarie Leisure Group	**0.3**	–	4.0
Total Real Estate	**0.3**	–	4.0
Other			
Macquarie Media Group	**–**	–	9.1
Total Other	**–**	–	9.1
Total listed funds	**74.1**	16.6	13.1
Unlisted funds			
Specialist funds	**65.8**	15.2	5.0
Non-specialist funds	**6.8**	2.0	11.1
Total unlisted funds	**72.6**	17.2	16.1
Managed assets	**22.2**	10.7	–
Total performance fee income	**168.9**	44.5	29.2

6.0 Glossary

AGAAP	Australian generally accepted accounting principles
APRA	Australian Prudential Regulation Authority
Assets under management (AUM)	AUM is a metric that provides a consistent basis for measuring Macquarie's funds management activities. AUM is calculated as the proportional ownership interest in the underlying assets of funds and mandated assets that Macquarie actively manages for the purpose of wealth creation, adjusted to exclude cross-holdings in funds and reflect our proportional ownership interest of the fund manager
Assets under management (including associates)	Assets under management (including associates) is an extension of the assets under management measure. Instead of reflecting Macquarie's proportional ownership interest in relevant joint venture fund managers (as is done for the assets under management measure), this measure includes all of the assets under management by joint venture fund managers
Assets under management outside Australia	AUM outside of Australia is defined by the location of the assets, as opposed to the domicile of the fund or fund manager
Associates	Entities over which Macquarie has significant influence, but not control
ASX	Australian Stock Exchange
Available for sale (AVS) assets	Investment that Macquarie does not have significant influence nor control over and are extended to be held for an indefinite period of time
CMT	Cash Management Trust
Collective allowance for credit losses	The provision relating to loan losses inherent in a loan portfolio that have not been specifically identified
Contingent liabilities	Defined in AASB 137 'Provisions, Contingent Liabilities and Contingent Assets'
Deferred income tax assets	Defined in AASB 112 'Income Taxes'
Dilutive option	An option which has an exercise price that is less than the average share price for the period. Only dilutive options have an impact on the calculation of diluted earnings per share
Dividend reinvestment plan (DRP)	The plan that provides shareholders with the opportunity to reinvest part or all of their dividends as additional shares in the company, with no transaction costs
Earnings on capital and certain corporate income items	Total operating income includes the income generated by Macquarie's operating groups, income from the investment of Macquarie's capital, and certain items of operating income not attributed to Macquarie's operating groups. Earnings on capital and certain corporate income items is total operating income less the operating income generated by Macquarie's operating groups
Earnings per share	A performance measure that measures earnings attributable to each ordinary share, defined in AASB 133 'Earnings Per Share'
ECM	Equity capital markets
Effective tax rate	The income tax expense as a percentage of the profit before income tax adjusted for MIS and MIPS distributions paid or provided
EMG	Equity Markets Group
Equities related income	Income that is derived from businesses that depend directly on equity markets e.g. stockbroking, equity capital markets and equity derivatives trading
Equity under management (EUM)	Refer definition in section 5.2

Expense/Income ratio	Total operating expenses expressed as a percentage of total operating income
Fee and commission income	Fee and commission revenue less fee and commission expenses
FMG	Funds Management Group
FSG	Financial Services Group
Held for sale (HFS) assets	Assets that have a high probability of being sold to external parties, which may be an existing or proposed Macquarie-managed fund
IFRS	International Financial Reporting Standards. These apply to Macquarie from the 2006 financial year. Comparatives for the year ended 31 March 2005 have been restated in accordance with IFRS where applicable
Impaired assets	An asset for which the ultimate collectibility of principal and interest is compromised
Interest income	Interest revenue less interest expense
International income	International income provides a consistent basis for determining the size of Macquarie's operations outside of Australia. Operating income is classified as 'international' with reference to the geographic location from which the operating income is generated. This may not be the same geographic location where the operating income is recognised. For example, operating income generated by work performed for clients based overseas but recognised in Australia for statutory reporting purposes would be classified as 'international' income
IPO	Initial public offering
Macquarie Income Preferred Securities (MIPS)	On 22 September 2004, Macquarie Capital Funding L.P., a Macquarie Group entity established to facilitate capital raising, issued £350 million of Tier 1 Capital-Eligible Securities (Macquarie Income Preferred Securities). The securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020, at Macquarie's discretion. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five-year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter at Macquarie's discretion. The first coupon was paid on 15 April 2005. The issue is reflected in Macquarie's financial statements as an outside equity interest of the economic entity, with distributions being recorded to the outside equity interest
Macquarie Income Securities (MIS)	The Macquarie Income Securities (MIS) are perpetual and carry no conversion rights. Distributions are paid quarterly, based on a floating rate of BBSW plus 1.7%. Subject to limitations on the amount of hybrids eligible for inclusion as Tier 1 Capital, they qualify as Tier 1 Capital. They are treated as equity in the balance sheet. There are four million $100 face value MIS on issue
Managed assets	Managed assets include third party equity invested in assets managed by Macquarie Capital Funds where management fees may be payable to Macquarie; and assets held directly by Macquarie acquired with a view that they may be sold into new or existing funds managed by Macquarie Capital Funds. This measure excludes assets of Macquarie-managed funds
MBL	Macquarie Bank Limited
MacCap	Macquarie Capital
MGL	Macquarie Group Limited

6.0 Glossary continued

Net impaired assets as a percentage of loan assets	Excludes amounts relating to mortgage SPVs. Macquarie's exposure in relation to these entities is largely mitigated by credit insurance
Net loan losses	The impact on the income statement of loan amounts provided for or written-off during the period, net of the recovery of any such amounts which were previously written-off or provided for out of the income statement
Net tangible assets per ordinary share	(Total equity less Macquarie Income Securities less Minority Interest less the Future Income Tax Benefit plus the Deferred Tax Liability less Intangible assets of businesses held for resale) divided by the number of ordinary shares on issue at the end of the period
NOHC	Non-operating holding company
Operating expenses	Operating expenses includes employments expenses (including staff profit sharing expense), brokerage and commission expenses, occupancy expenses (including premises rental expense), non-salary technology expenses, professional fees, travel and communication expenses, and other sundry expenses. Operating expenses are reported in Macquarie's statutory income statement
Operating income	Operating income includes net interest income (interest income less interest expense), net trading income, fee and commission income, share of net profits of associates and joint ventures, net gains and losses from the sale of investments or the deconsolidation of controlled entities, dividends and distributions received/receivable, other sundry income items, and is net of impairment charges. Operating income is reported in Macquarie's statutory income statement
Other income	Other revenue less other expenses. This captures income that does not fit into one of the other statutory categories, i.e. interest income, fee and commission income or trading income
REIT	Real Estate Investment Trust
Return on equity	The profit after income tax attributable to Macquarie's ordinary shareholders expressed as an annualised percentage of the average ordinary equity over the relevant period
Risk-weighted assets	A risk-based measure of an entity's exposures, which is used in assessing its overall capital adequacy, as outlined in AGN 110.4 (referred to in this Guidance Note as risk-weighted exposures)
SPV	Special purpose vehicle or securitisation vehicles
Subordinated debt	Debt issued by Macquarie for which agreements between Macquarie and the lenders provide, in the event of liquidation, that the entitlement of such lenders to repayment of the principal sum and interest thereon is and shall at all times be and remain subordinated to the rights of all other present and future creditors of Macquarie. They are classified as liabilities in the balance sheet and may be included in Tier 2 capital as explained in note 9 in section 3.0

T&C	Treasury and Commodities Group
Tier 1 Capital	A capital measure defined by APRA in paragraphs 4 and 5 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.1, net of any applicable Tier 1 Capital Deductions
Tier 1 Capital Deductions	An amount deducted in determining Tier 1 Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
Tier 1 Capital Ratio	Tier 1 Capital expressed as a percentage of Risk-weighted assets
Tier 2 Capital	A capital measure defined by APRA in paragraphs 6 (Upper Tier 2) and 7 (Lower Tier 2) of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.2
Total Capital	Tier 1 Capital plus Tier 2 Capital less Total Capital Deductions
Total Capital Deductions	An amount deducted in determining Total Capital, as defined in paragraph 9 of Prudential Standard APS 111, supplemented by Guidance Note AGN 111.4
Total Capital Ratio	Total Capital expressed as a percentage of Risk-weighted assets
Trading income	Income that represents realised or unrealised gains and losses that relate to financial markets products. This income does not necessarily relate to 'trading' in such products and may arise through the manufacturing of new financial products by bringing together existing financial instruments
UK	United Kingdom
US	United States of America

Index

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Ten Year History

With the exception of 31 March 2005, the financial information presented below has been based on the accounting standards adopted at each reporting date. The financial information for the periods ended 31 March 2005 and later are based on results reported under International Financial Reporting Standards and their related pronouncements.

	Year-ended 31 March				
	1999	2000	2001	2002	2003
Financial performance ($ million)					
Total income from ordinary activities	904	1,337	1,649	1,822	2,155
Total expenses from ordinary activities	(686)	(1,036)	(1,324)	(1,467)	(1,695
Profit from ordinary activities before income tax	218	301	325	355	460
Income tax expense	(53)	(79)	(53)	(76)	(96
Profit from ordinary activities	165	222	272	279	364
Profit attributable to minority interests	—	—	1	—	(3
Macquarie Income Securities distributions	—	(12)	(31)	(29)	(28
Profit from ordinary activities after income tax attributable to ordinary equity holders	165	210	242	250	333
Financial position ($ million)					
Total assets	9,456	23,389	27,848	30,234	32,462
Total liabilities	(8,805)	(22,154)	(26,510)	(27,817)	(29,877
Net assets	651	1,235	1,338	2,417	2,585
Risk-weighted assets	4,987	8,511	9,860	10,651	10,030
Total loan assets	4,002	6,518	7,785	9,209	9,839
Impaired assets (net of provisions)	44	23	31	49	16
Share information[a]					
Cash dividends per share (cents per share)					
Interim	30	34	41	41	41
Final	38	52	52	52	52
Special	—	—	—	—	50
Total	68	86	93	93	143
Basic earnings per share (cents per share)	101.3	124.3	138.9	132.8	164.8
Share price at end of period ($)	19.10	26.40	27.63	33.26	24.70
Ordinary share capital (million shares)[b]	161.1	171.2	175.9	198.5	204.5
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	3,077	4,520	4,860	6,602	5,051
Ratios					
Return on average ordinary shareholders' funds (%)	26.8	28.1	27.1	18.7	18.0
Dividend payout ratio (%)	67.2	70.0	67.5	73.6	87.4
Tier 1 ratio (%)	13.0	14.5	12.9	17.8	19.0
Capital adequacy ratio (%)	17.3	18.4	16.0	19.4	21.4
Expense/income ratio (%)	75.9	77.5	80.3	80.5	78.7
Net impaired assets as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	1.1	0.3	0.4	0.5	0.2
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.1	0.1	0.1	0.2	0.0
Assets under management ($ billion)[d]	22.8	26.3	30.9	41.3	52.3
Staff numbers[e]	3,119	4,070	4,467	4,726	4,839

[a] Macquarie's ordinary shares were listed on the Australian Stock Exchange on 29 July 1996.
[b] Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.
[c] The special dividend for 2003 was paid to release one-off franking credits to shareholders on entry into tax consolidation. Excluding the special dividend of 50 cents per share, the Dividend payout ratio would have been 56.8%.
[d] The methodology used to calculate assets under management was revised in September 2005. Comparatives at 31 March 2005 have been restated in accordance with the revised methodology.
[e] Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).

	Year-ended 31 March				Half-year to 30 Sep
	2004	2005	2006	2007	2007
Financial performance ($ million)					
Total income from ordinary activities	2,823	4,197	4,832	7,181	**4,710**
Total expenses from ordinary activities	(2,138)	(3,039)	(3,545)	(5,253)	**(3,337)**
Profit from ordinary activities before income tax	685	1,158	1,287	1,928	**1,373**
Income tax expense	(161)	(288)	(290)	(377)	**(273)**
Profit from ordinary activities	524	870	997	1,551	**1,100**
Profit attributable to minority interests	(3)	(29)	(52)	(57)	**(24)**
Macquarie Income Securities distributions	(27)	(29)	(29)	(31)	**(16)**
Profit from ordinary activities after income tax attributable to ordinary equity holders	494	812	916	1,463	**1,060**
Financial position ($ million)					
Total assets	43,771	67,980	106,211	136,389	**152,458**
Total liabilities	(40,938)	(63,555)	(100,874)	(128,870)	**(143,043)**
Net assets	2,833	4,425	5,337	7,519	**9,415**
Risk-weighted assets	13,361	19,771	28,751	39,386	**42,599**
Total loan assets	10,777	28,425	34,999	45,796	**49,911**
Impaired assets (net of provisions)	61	42	85	88	**146**
Share information[(a)]					
Cash dividends per share (cents per share)					
Interim	52	61	90	125	**145**
Final	70	100	125	190	**n/a**
Special	—	40	—	—	**—**
Total	122	201	215	315	**145**
Basic earnings per share (cents per share)	233.0	369.6	400.3	591.6	**401.8**
Share price at end of period ($)	35.80	48.03	64.68	82.75	**84.40**
Ordinary share capital (million shares)[(b)]	215.9	223.7	232.4	253.9	**271.1**
Market capitalisation at end of period (fully paid ordinary shares) ($ million)	7,729	10,744	15,032	21,010	**22,881**
Ratios					
Return on average ordinary shareholders' funds (%)	22.3	29.8	26.0	28.1	**30.2**
Dividend payout ratio (%)	53.2	53.2	54.4	54.3	**37.1**
Tier 1 ratio (%)	16.2	14.4	12.4	15.0	**17.6**
Capital adequacy ratio (%)	19.9	21.2	14.1	15.5	**17.9**
Expense/income ratio	75.7	72.4	73.4	73.2	**70.8**
Net impaired assets as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.6	0.3	0.5	0.4	**0.6**
Net loan losses as % of loan assets (excluding securitisation SPVs and segregated future funds) (%)	0.3	0.2	0.2	0.1	**0.0**
Assets under management ($ billion)[(d)]	62.6	96.7	140.3	197.2	**224.1**
Staff numbers[(e)]	5,716	6,556	8,183	10,023	**11,066**

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